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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 17, 2012.

Registration No. 333-180210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOVALED AG
 (Exact name of Registrant as specified in its charter)

Federal Republic of Germany (State or other jurisdiction of incorporation or organization)	3670 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Tatzberg 49
01307 Dresden, Germany
+49 351 79658-0
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
+1 (302) 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Krystian Czerniecki Sullivan & Cromwell LLP Neue Mainzer Straße 52 60311 Frankfurt am Main, Germany +49 69 4272 5200	John D. Watson, Jr. Latham & Watkins LLP Reuterweg 20 60323 Frankfurt am Main, Germany +49 69 6062 6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated September 17, 2012

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

NOVALED AG

             American Depositary Shares
Representing                  Ordinary Shares

        This is an initial public offering of             American Depositary Shares, or ADSs, of Novaled AG, a German stock corporation. Each ADS will represent                  of an ordinary share with a nominal value of €1.00.

        We are offering             ADSs. The selling shareholders identified in this prospectus are offering             ADSs. We will not receive any proceeds from the sale of the ADSs by the selling shareholders.

        Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We currently estimate that the initial public offering price per ADS will be between $             and $             . We have applied to list the ADSs on the Nasdaq Stock Market under the symbol "NVLD."

        We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933.

        See "Risk Factors" beginning on page 14 to read about factors you should consider before buying our ADSs.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Novaled AG	$	$
Proceeds, before expenses, to the selling shareholders	$	$

        To the extent that the underwriters sell more than             ADSs, the underwriters have the option to purchase up to an additional             ADSs from the selling shareholders identified in this prospectus at the initial public offering price less the underwriting discounts and commissions.

        The underwriters expect to deliver the ADSs against payment in New York, New York on                          , 2012.

Goldman, Sachs & Co.	Deutsche Bank Securities

Canaccord Genuity	COMMERZBANK
Cowen and Company	JMP Securities

Prospectus dated                          , 2012.

novaled

OLED+

+ Crucial for Optimizing OLED Performance and Lifetime
+ Unique Combination of OLED Technology, Materials and Know-How
+ Compatible with Other OLED Technologies

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales of these securities are legally permitted. The information contained in this prospectus or in any free writing prospectus we file is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

        This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Company," as well as those discussed elsewhere in this prospectus, contain a discussion of some of the factors that could contribute to those differences.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

 Company Overview

        We are a leader in the research, development and commercialization of technologies and materials that enhance the performance of organic light-emitting diodes, or OLEDs. OLEDs are solid-state devices composed of multiple thin layers of organic materials, collectively known as the OLED stack, that emit light when electricity is applied to them. Through our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise, we offer OLED display and lighting manufacturers customized solutions to optimize the performance, power efficiency, stability and lifetime of their products while decreasing their manufacturing complexity and cost. We believe that we are currently the only company licensing and selling organic conductivity doping technology and materials for use in the commercial mass production of display products in the OLED industry.

        The market for OLED flat panel display products is growing rapidly. OLED displays offer superior image quality, increased power efficiency and a thinner, lighter form factor as compared to existing liquid crystal displays, or LCDs, and plasma displays. According to DisplaySearch, the market share of OLED displays has grown from $0.6 billion, or 1%, of the flat panel display market in 2008 to $3.7 billion, or nearly 4%, of the flat panel display market in 2011, which represents a compound annual growth rate, or CAGR, of 83%. Small-sized OLED displays have achieved significant penetration in the smartphone market, and, according to our estimates based on data provided by International Data Corporation and DisplaySearch, accounted for approximately 17% of total smartphone sales in 2011. Medium-sized OLED displays are being introduced in tablet personal computers, or tablet PCs, and Samsung Display, formerly Samsung Mobile Display, and LG Display, the leading flat panel display manufacturers, have recently announced plans to launch large-sized OLED televisions for the high-end consumer market. DisplaySearch projects that OLED display revenues will increase from $1.6 billion in 2010 to $25.5 billion in 2018 at a CAGR of 41%.

        Commercial interest in OLED lighting products is also strong. Because OLED devices efficiently produce diffuse, homogenous light from a flat, thin surface, they offer new opportunities for lighting installation and design. For example, Philips, a company with which we have collaborated on OLED research since 2003, recently announced its intention to offer decorative and performance lighting products based on OLED technology. We estimate that the nascent OLED lighting market will develop into at least a $3.5 billion global market by 2018, and DisplaySearch and NanoMarkets project that the OLED lighting market will develop into a $6.2 billion and $9.9 billion global market, respectively, over the same period.

        Our organic conductivity doping technology and proprietary materials significantly enhance the performance of OLED devices. By adding our proprietary doping materials to certain layers of the OLED stack through a process known as organic conductivity doping, we improve the injection and transport of electrical charges to the emission layer in the OLED stack. Combining our proprietary doping materials with our proprietary host materials can further increase the conductivity of the transport layers and produce what we believe to be the highest performing OLED devices. We have also developed proprietary outcoupling materials that complement our organic conductivity doping technology and proprietary materials by improving the extraction of light that would otherwise remain trapped in the OLED stack. Our organic conductivity doping technology and proprietary materials are designed to work with all existing emission layer technologies and are protected by a broad patent portfolio of more than 500 patents issued or pending worldwide.

        We sell our technology together with our proprietary materials to display manufacturers, such as Samsung Display and LG Display, that are successfully commercializing OLED flat panel displays for use in their own and other companies' products. Both Samsung Display and LG Display currently use one of our doping materials in their OLED smartphone displays and are testing our materials for use in their future OLED smartphones and televisions. Samsung Display has also agreed, as part of our June 2012 licensing agreement, to purchase increasing amounts of our doping materials each year until 2016, subject to certain agreed-upon volume discounts. We also market our technology and proprietary materials to key players in the lighting industry, such as Astron FIAMM and Philips, and we are working with luminaire manufacturers, such as Acuity Brands and Trilux, to pioneer the development of thin and flexible OLED lighting products. We anticipate marketing our technology and proprietary materials to manufacturers of other organic electronic devices, such as organic photovoltaics and organic thin-film transistors.

        We generate revenues primarily from the sales of our proprietary materials, the manufacture of which we outsource primarily to BASF on a contract basis. We also generate revenues from intellectual property licensing and consulting services. In 2011, we recorded revenues of €17.4 million and a first time net profit of €3.6 million, as compared to revenues of €6.9 million and a net loss of €2.3 million in 2010. Approximately 59% of our revenues in 2011 came from sales of a doping material to Samsung Display, and approximately 14% of our revenues came from sales of the same doping material to LG Display, as compared to approximately 35% and 3% of our revenues, respectively, in 2010. In the six months ended June 30, 2012, we had a net profit of €2.4 million, and approximately 43% of our revenues came from sales of the same doping material to Samsung Display. Although we sold only a small amount of materials to LG Display in that period, our business growth in the last several years has been driven primarily by increased sales of our doping materials to both manufacturers.

        We were founded in 2001 as a spin-off from the Technical University of Dresden, Germany, a leading German research institution in the field of materials science and technology and a shareholder in our company. We have raised capital in several venture capital rounds since we commenced operations in 2003, including in 2009 from our then existing shareholders. In September 2011, Samsung Venture Investment Corporation acquired what is now, following the June 2012 share capital increase resulting from the exercise of certain of its warrants, a 10.3% stake in us, which we believe validates our market position as a leading provider of customized OLED stack solutions based on organic conductivity doping technology and materials.

Market Overview

        The market for OLED products has grown significantly in recent years, and OLED technology is rapidly gaining market share in the flat panel display market. According to DisplaySearch, the market share of OLED displays has grown from $0.6 billion, or 1%, of the flat panel display market, in 2008 to $3.7 billion, or nearly 4%, of the flat panel display market, in 2011, which represents a CAGR of 83%. Although OLED displays are currently more expensive to manufacture than LCD and plasma displays, many industry analysts believe that OLED displays represent the future of the display market because of their superior image quality, form factor and power efficiency as compared to existing LCD and plasma displays. According to DisplaySearch, global OLED display revenues are projected to increase from $1.6 billion in 2010 to $25.5 billion in 2018 at a CAGR of 41%.

        The initial gain in market share for OLED flat panel displays was driven by small-sized OLED displays, primarily the active-matrix OLED, or AMOLED, smartphones sold by Samsung Display, the current market leader in OLED flat panel displays, which accounted for 6% of the smartphone market in 2011 according to International Data Corporation. Medium-sized OLED flat panel displays are also being introduced into tablet PCs by Samsung Display. Both Samsung Display and LG Display have announced plans to develop large-sized televisions using OLED technology, recently demonstrating 55 inch models at the 2012 Consumer Electronics Show. According to DisplaySearch, OLED televisions are projected to become the second largest source of OLED revenues by 2015, behind smartphones, growing from a $300 million global market in 2012 to a $6 billion market in 2018 at a CAGR of 65%. In the future, OLED technology may also allow manufacturers to develop transparent and flexible flat panel displays that are impossible to create with current display technology.

        OLED products in the lighting market are currently in a nascent stage of development and, according to DisplaySearch, there is strong commercial interest in the further development of these products. We believe that OLED lighting products have the potential to offer substantial improvements over existing lighting technologies with respect to light quality, form factor and power efficiency. Because OLED lighting products produce diffuse homogenous light from a flat thin surface, their design and use varies widely from current lighting products based on point sources of light, and they offer substantial new opportunities for lighting installations based on illuminated surfaces and embedded lighting. The adoption of OLED lighting technology may also allow manufacturers to develop transparent and flexible lighting products.

        In addition to OLED flat panel display and lighting products, markets are also developing for other organic electronic devices, such as organic photovoltaics and organic thin-film transistors. Organic photovoltaics use organic materials to generate electricity from light, and because of their unique properties, such as flexibility and potential for large-area surface printing production processes, we believe that applications of organic photovoltaics may continue to grow in the future. In addition, we believe that organic thin-film transistors and organic diodes show strong promise for future use in products where large-area, flexible electronic circuits are required, such as electrophoretic, or e-ink, displays, large-area photodetectors, LCDs and OLED flat panel displays.

Our Competitive Strengths

        We believe that our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise allows us to provide innovative OLED stack performance solutions to the rapidly growing OLED flat panel display market, as well as to the developing OLED lighting and organic electronics markets more generally. The following are our key competitive strengths:

  •
  Well-positioned to capitalize on the expected growth of the OLED market.  We believe that we are currently the only company licensing and selling organic conductivity doping technology and materials for use in the commercial mass production of display products in the OLED industry. We are strategically well-positioned to capitalize on the current growth of the OLED flat panel display market by leveraging our established relationships with key display manufacturers, including Samsung Display and LG Display. Samsung Display has licensed our proprietary technology for use in its AMOLED display products and currently uses one of our doping materials in the mass production of its OLED smartphone displays. LG Display also uses the same doping material in its OLED smartphone displays, and both manufacturers are testing our materials for use in their future OLED smartphones and televisions. We are also strategically well-positioned for future growth in the OLED lighting market based on our partnerships with key manufacturers of lamps, such as Astron-FIAMM and Philips, and key manufacturers of luminaires, such as Acuity Brands and Trilux.

  •
  Leader in optimizing OLED performance.  We leverage our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise to design customized OLED stack solutions that meet or exceed our customers' power efficiency, performance and lifetime requirements. We believe that we have one of the industry's largest databases of OLED performance data. Because our organic conductivity doping technology and proprietary materials can be used with all current emission layer technologies, they can improve the performance of any OLED product while representing only a small fraction of the total OLED manufacturing cost. Based on the test results that we have achieved for our customers, which have not been independently verified, overall display product power efficiency can be increased by up to 40% by using our technology and materials, and overall display product lifetime can be increased by up to 500%. Use of our outcoupling solutions can further increase power efficiency by up to 80%, with approximately half of the gains coming from use of our proprietary outcoupling materials.

  •
  Broad portfolio of patents protecting our intellectual property.  We have a broad portfolio of more than 500 pending and issued patents covering important customer and manufacturer markets and key OLED technologies, structures and materials. With an average patent age of six years and first key patent expiry dates that are not until the end of 2020, we believe that our patent portfolio provides us with a strong competitive advantage, especially in the areas of organic doping, OLED flat panel display and lighting products and other organic electronics.

  •
  Strategic partnerships with key innovators in the OLED industry.  We have developed strategic partnerships with key innovators in the OLED industry, which we believe will enable us to position ourselves at the forefront of the rapidly developing OLED market. Our current partners include producers of other OLED materials, such as Universal Display Corporation, or UDC, BASF, SFC and Hodogaya, equipment manufacturers, such as Aixtron, Sunic and SNU, and leading research and development groups at Philips, Heliatek, Alanod, the Technical University of Dresden, the Fraunhofer Institute for Photonic Microsystems Dresden, or IPMS, and the Max Planck Institute of Stuttgart. We have recently cooperated with Sumitomo, Applied Materials and ArcelorMittal as well. Through these partnerships, we increase recognition of and familiarity with our brand, technology and materials, and also gain access to materials that OLED manufacturers use in the production of their devices.

  •
  Leader in the research and development of OLED technologies and materials.  We are a leader in the research and development of OLED technologies and materials designed to enhance the performance of OLED products and organic electronic devices, and we believe that our knowledge of OLED stack development represents a competitive advantage relative to other OLED materials companies. We also believe that our unique combination of physics, chemistry and engineering expertise, together with our optics skills, will allow us to continue developing innovative OLED technologies and materials and to continue supporting the commercialization of these technologies and materials by OLED product manufacturers.

  •
  Experienced management team.  The members of our management team have been with our company since shortly after we commenced operations in 2003 and have extensive prior experience in high-tech and consumer electronics businesses. Because of their in-depth understanding of the OLED industry and the needs of manufacturers in the display, lighting and organic electronics markets, we have successfully begun to commercialize our technology and materials in the OLED flat panel display and lighting markets.

Our Business Strategy

        Our primary goal is to market and further strengthen our portfolio of OLED technologies and proprietary materials in order to increase sales and licensing of our materials and technologies in the OLED flat panel display and lighting markets. In addition, we are working to develop product applications of our technology and materials in the organic electronics market, particularly with respect to organic photovoltaics and organic thin-film transistors. To achieve these goals, we are focused on the following key strategies:

  •
  Drive Novaled PIN OLED® technology and materials into mass production in the display market.  Our primary strategy is to further drive the use of our technologies and materials in the mass production of OLED flat panel displays in order to achieve broad commercial adoption of our solutions in the wider OLED industry. In addition to our proprietary doping materials, which are currently used by Samsung Display and LG Display in the production of their OLED smartphone displays and are being tested for use in their future OLED smartphones and televisions, we anticipate offering OLED display manufacturers integrated OLED stack solutions that pair Novaled PIN OLED® technology and our proprietary doping materials with our complementary host materials.

  •
  Pioneer OLED technologies and products in the lighting market.  We are working to drive market acceptance of OLED lighting products, and to specifically establish the use of Novaled PIN OLED® technology and doping, host, blocking and outcoupling materials in manufacturing and product development in the OLED lighting market in order to benefit from the significant growth opportunities projected for OLED lighting products. We are actively engaged in research and development programs involving our technology and materials with leading lamp and luminaire manufacturers, including Astron FIAMM, Philips, Trilux and Acuity Brands, and have developed luxury OLED luminaires which are intended to raise consumer awareness of and increase demand for such products.

  •
  Enter into other organic electronics fields.  We are actively exploring applications of our technology and materials to other organic electronics, particularly organic photovoltaics and organic thin-film transistors. We intend to develop and sell materials suitable for use in organic electronics generally, secure as much broad intellectual property as possible and play a leading role in new fields of organic electronics as they develop.

  •
  Maintain our capital efficiency by outsourcing the manufacture of our proprietary materials.  We intend to continue outsourcing the manufacture of our proprietary materials on a contract basis, which allows us to minimize our capital expenditures and maintain a capital efficient business model. BASF is currently the exclusive producer of the proprietary doping materials that we sell to Samsung Display and LG Display. As part of our outsourcing strategy, we anticipate entering into new agreements with BASF or other manufacturers for the production of our proprietary materials as and when demand for them develops.

 Our Risks and Challenges

        There are a number of risks and uncertainties that may affect our business, financial and operating performance and growth prospects. You should carefully consider all of the risks discussed in "Risk Factors," which begin on page 14, the other information contained in this prospectus and our financial statements and the related notes before investing in our ADSs. If any of these risks materialize or we are unable to overcome these challenges, we may fail to achieve our strategic goals, and our business, financial condition or results of operations could suffer. Our key challenges include the following:

  •
  We have limited revenues and a history of substantial losses, and we may experience substantial future losses as well as volatility in our operating results and working capital; as a result, our ADSs represent a highly speculative investment.

  •
  If OLED display products fail to gain widespread commercial acceptance, or if new or alternative technologies limit the acceptance of OLED display products, we may fail to generate revenues sufficient to support our ongoing operations.

  •
  If OLED technology fails to gain widespread acceptance in the lighting market, our business growth may be substantially limited in the future.

  •
  Even if a widespread market for OLED products develops, our technology or materials may not be adopted by product manufacturers in that market, and if other companies develop alternatives to our doping materials or develop competing doping materials, our business may fail.

  •
  If we fail to make advances in our OLED research and development activities, we may not succeed in commercializing our OLED technologies and materials.

  •
  We rely solely on BASF for the manufacture of the proprietary doping materials that we sell to Samsung Display, LG Display and other OLED product manufacturers.

  •
  Our business is highly dependent on the sale of a single doping material to Samsung Display, and if we cannot form and maintain lasting business relationships with other OLED product manufacturers, our business strategy may fail.

  •
  We depend on the manufacturing capabilities of display and lighting manufacturers to commercialize our OLED technologies and materials, and any difficulties or delays affecting their manufacturing processes or businesses could harm our business.

  •
  If manufacturers develop or adopt more efficient OLED production equipment or techniques, our business may be harmed.

  •
  The display manufacturers to which we sell materials or license technology operate in a highly competitive environment; if they fail to compete successfully, or decide to discontinue or reduce their display manufacturing businesses, our business will be harmed.

  •
  If we cannot obtain, maintain and defend appropriate patent and other intellectual property rights protection for our OLED technologies and materials, our business will suffer.

Company Information

        We were registered as a stock corporation (Aktiengesellschaft) in the commercial register of the local court (Amtsgericht) of Dresden on March 16, 2006, under number HRB 24467. Our principal executive offices are located at Tatzberg 49, 01307 Dresden, Germany, and our telephone number is +49 351 79658-0. Our website is www.novaled.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711, telephone number +1 (302) 738 6680.

The Offering

ADSs Offered by Novaled AG	ADSs, each representing of an ordinary share.
ADSs Offered by the Selling Shareholders	ADSs, each representing of an ordinary share.
Public Offering Price	We currently estimate that the initial public offering price per ADS will be between $ and $ .
American Depositary Shares
The underwriters will deliver our shares in the form of ADSs. Each ADS, which may be evidenced by an American Depositary Receipt, or ADR, represents an ownership interest in of one of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary, Citibank, N.A., will be the holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the ordinary shares underlying your ADSs if we ask the depositary to request voting instructions from you. The depositary will pay you the cash dividends or other distributions, if any, it receives on shares after deducting its fees and expenses and applicable withholding taxes. You may need to pay a fee for certain services, as provided in the deposit agreement. You are entitled to the delivery of shares underlying your ADSs upon the surrender of such ADSs, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. We are offering ADSs so that our company can be quoted on the             and investors will be able to trade our securities and receive dividends on them in U.S. dollars.

Depositary	Citibank, N.A.
Custodian	Citibank Global Markets Deutschland AG.
Option to Purchase Additional Shares
have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional ADSs from at the public offering price, less the underwriting discount. See "Underwriting." Unless otherwise indicated, all information in this prospectus assumes this option has not been exercised.

Shares Outstanding After the Offering	ordinary shares.
Use of Proceeds
We estimate that we will receive net proceeds from this offering of approximately $ million, after deducting the underwriting discount and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $ per ADS, the midpoint of the initial offering price range set forth on the front cover page of this prospectus.
We will not receive any proceeds from the sale of ADSs offered by the Selling Shareholders.

We anticipate that the net proceeds from this offering will be used primarily for general corporate purposes, including research and development, working capital, sales and marketing activities and capital expenditures. In connection with this offering, we intend to terminate the silent participation of tbg Technologie-Beteiligungs-Gesellschaft mbH in our company and repay its equity contribution of €750,000, together with interest and a termination payment expected to total approximately €398 thousand.

Dividend Policy	We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends in the foreseeable future.
Proposed Stock Exchange Symbol	NVLD.

Summary Financial Data

        The following table presents summary financial data for the periods indicated. Financial data as of and for the years ended December 31, 2009, 2010 and 2011 were derived from our financial statements for these years. Our financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, have been audited and are included elsewhere in this prospectus. We first prepared our financial statements in accordance with IFRS as issued by the IASB in 2011 in respect of financial year 2010. We have not provided summary financial data for 2008 and 2007 because preparing IFRS financial statements for these years would have entailed unreasonable effort and expense.

        We derived the financial data as of and for the six months ended June 30, 2012 and 2011 from our unaudited interim financial statements for those periods, which are included elsewhere in this prospectus.

        The following table also contains translations of euro amounts into U.S. dollars as of and for the year ended December 31, 2011 and the six months ended June 30, 2012. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = $1.2669, the noon buying rate of the Federal Reserve Bank of New York on June 29, 2012. You should not assume that, on that or any other date, one could have converted these amounts of euro into dollars at that or any other exchange rate.

	As of and for the year ended December 31,				Six months ended June 30,
	2009	2010	2011	2011	2011	2012	2012
	(in thousands except for share and per-share data)

	€			$	€		$
Selected Statement of Operations Data:
Revenue(1)	6,426	6,856	17,405	23,208	6,353	17,603	22,302
Cost of sales	(1,403)	(2,958)	(8,743)	(11,658)	(3,020)	(3,832)	(4,918)
Thereof cost of sales of materials	(895)	(1,909)	(5,158)	(6,877)	(1,727)	(3,648)	(4,622)
Thereof research and development(2)	(508)	(1,048)	(3,584)	(4,779)	(1,232)	(112)	(142)

Gross profit	5,023	3,898	8,662	11,550	3,333	13,771	17,447
Sales and marketing expenses	(989)	(1,256)	(1,478)	(1,971)	(650)	(1,138)	(1,442)
Administrative expenses	(2,580)	(2,863)	(4,090)	(5,454)	(1,685)	(4,756)	(6,026)
Research and development expenses(3)	(2,620)	(1,981)	(1,633)	(2,177)	(1,041)	(3,474)	(4,401)
Other income	79	128	545	727	76	277	351
Other expenses	(72)	(138)	(337)	(449)	(128)	(420)	(532)

Results from operating activities	(1,159)	(2,212)	1,669	2,226	(95)	4,260	5,397
Finance income	55	45	29	39	14	8	10
Finance costs	(191)	(144)	(480)	(640)	(61)	(79)	(100)

Net finance costs	(136)	(99)	(451)	(601)	(47)	(71)	(90)

Profit or loss before tax	(1,295)	(2,311)	1,218	1,625	(142)	4,189	5,307
Tax income/(expense)(4)	0	0	2,375	3,167	(3)	(1,754)	(2,222)

Profit and total comprehensive income	(1,295)	(2,311)	3,593	4,792	(145)	2,435	3,085
Earnings per share (undiluted)	(0.25)	(0.39)	0.60	(0.80)	(0.02)	0.40	0.51
Earnings per share (diluted)(5)	(0.25)	(0.39)	0.60	(0.80)	(0.02)	0.40	0.51
Weighted average shares used to compute earnings per share (undiluted)	5,271,424	5,915,977	5,971,412	5,971,412	5,926,305	6,142,210	6,142,210
Weighted average shares used to compute earnings per share (diluted)	5,271,424	5,915,977	5,980,968	5,980,968	5,926,305	6,142,210	6,142,210
Selected Cash Flow Data:
Net cash provided by/(used in) operating activities	(2,724)	(1,015)	1,979	2,639	(106)	(1,473)	(1,866)
Net cash provided by/(used in) investing activities	24	(783)	(1,112)	(1,483)	(562)	(389)	(493)
Net cash provided by/(used in) financing activities	4,128	3,005	638	850	(192)	366	464
Selected Balance Sheet Data:
Cash and cash equivalents	2,253	3,468	5,024	6,699	2,614	3,561	4,512
Total assets	12,763	13,433	20,502	27,337	15,265	25,163	31,880
Total current liabilities	2,335	2,162	3,713	4,951	3,704	5,232	6,629
Total non-current liabilities	2,483	1,298	1,647	2,196	1,231	1,462	1,852
Total equity	7,945	9,973	15,142	20,190	10,330	18,469	23,399

(1)
Our revenue for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

(2)
Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects.

(3)
Our research and development expenses for 2009, 2010 and 2011 consist solely of the unfunded costs of our publicly funded internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes. In 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, we recognized income from publicly-funded research and development projects of €2.8 million, €2.6 million, €2.2 million, €1.2 million and €0.6 million, respectively.

(4)
We had no current or deferred tax income in 2009 and 2010 due to the tax losses we incurred in those years. In addition, we did not recognize deferred tax assets in respect of our tax loss carry forwards in 2009 and 2010 because we had only generated losses in the prior years. Because we generated a profit in 2011 and anticipated generating profits going forward, we recognized a deferred tax asset in respect of our tax loss carry forwards in 2011 and thus realized a gain in deferred tax income of €2.6 million which, when netted against our net deferred tax liabilities of €0.1 million and income tax payable of €0.1 million, resulted in tax income of €2.4 million in that period. In the six months ended June 30, 2012, we had tax expenses of €1.8 million due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement and our estimated current and deferred tax expenses. Our recognition in income of the one-time licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income.

(5)
For 2009 and 2010, diluted earnings per share were equal to undiluted earnings per share because potentially dilutive securities were excluded from the diluted earnings per share calculations due to their anti-dilutive effects resulting from the losses in both years. As of December 31, 2011, a total of 130,140 options had been issued under our various stock option plans. The diluted earnings per share calculation in 2011 excluded 117,540 of these options because certain performance conditions attached to these options had not been fulfilled as of December 31, 2011. The remaining 12,600 options were included in the diluted earnings per share calculation for 2011. The warrants issued to Samsung Venture Investment Corporation in 2011 in connection with its initial investment in our company, see "Related Party Transactions — Samsung Warrants," did not result in a dilutive impact in 2011, and there were no additional issuances of potentially dilutive securities. There were no issuances of potentially dilutive securities in the six months ended June 30, 2012.

  Other Financial and Operational Data

  Adjusted Total Comprehensive Income

          Adjusted total comprehensive income is an unaudited non-GAAP financial measure which our management uses to monitor our operational performance. We define "adjusted total comprehensive income" as total comprehensive income, as determined under IFRS, adjusted to exclude share-based compensation expenses, non-capitalized offering expenses and deferred tax income. The following table shows our adjusted total comprehensive income for the periods under review:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Total comprehensive income(1)	(1,295)	(2,311)	3,593	(145)	2,435
Share-based compensation expense(2)	779	145	531	266	262
Non-capitalized offering expenses(3)	0	0	147	0	1,446
Deferred tax income	0	0	(2,481)	0	0

Adjusted total comprehensive income	(516)	(2,166)	1,790	121	4,143

(1)
Our total comprehensive income for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Our recognition in income of this licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Income Statement — Revenue."

(2)
Our share-based compensation expenses for 2009, 2010, 2011 and the six months ended June 30, 2012 include both employee and non-employee related share-based compensation expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation."

(3)
Non-capitalized offering expenses are administrative expenses that are incurred in anticipation of this offering but are nevertheless not directly attributable to it. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Income Statement — Administrative expenses."

Adjusted Total Research and Development Expenses

        Adjusted total research and development expenses is an unaudited non-GAAP financial measure which our management uses to monitor our total spending associated with internal and customer-sponsored research and development projects. We define "adjusted total research and development expenses" as our research and development expenses, as determined under IFRS, adjusted to include income from publicly funded internal research and development projects, which is netted against our research and development costs for reporting purposes under IFRS, and to include the portion of our cost of sales related to research and development projects. The following table shows our adjusted total research and development expenses for the periods under review:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Research and development expenses	(2,620)	(1,981)	(1,633)	(1,041)	(3,474)
Add: income from publicly-funded R&D projects(1)	(2,796)	(2,625)	(2,152)	(1,209)	(593)
Add: cost of sales related to R&D projects(2)	(508)	(1,048)	(3,584)	(1,232)	(112)

Adjusted total research and development expenses	(5,924)	(5,654)	(7,369)	(3,482)	(4,179)

(1)
Our research and development expenses for 2009, 2010 and 2011 consist solely of the unfunded costs of our publicly funded internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes.

(2)
Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects.

RISK FACTORS

        Investing in our ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Operations

We have limited revenues and a history of substantial losses, and we may experience substantial losses in the future.

        Since inception, we have generated limited revenues while incurring substantial losses. Although we had a first time net profit of €3.6 million in the year ended December 31, 2011 and a net profit of €2.4 million in the six months ended June 30, 2012, we have a history of operating and net losses, and we may continue to suffer losses until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of our technology and materials to support our business operations. There is no guarantee, however, that we will be able to successfully commercialize our technologies or materials because the market for OLED products may not develop or our technologies or materials may not be broadly adopted within OLED product markets.

        We license and sell our technologies and materials to OLED materials manufacturers and display and lighting manufacturers, which then incorporate them into the materials and products that they sell. Even if we or product manufacturers which are or become our customers in the future develop commercially viable applications of our technologies or materials, we may never recover our research and development expenses. We may also never generate meaningful revenues from the commercial adoption of our technologies or materials or be able to sustain profitable operations. In the years ended December 31, 2009 and December 31, 2010, we had net losses of €1.3 million and €2.3 million, respectively, and we may report net losses in future periods. We cannot predict what impact future net losses might have on our ability to finance our operations or continue as a going concern.

Because we have a limited operating history, our future results are unpredictable and our ADSs represent a highly speculative investment.

        Our future results are unpredictable because we have a limited operating history and face many risks and uncertainties. Even if we successfully address these risks, we may be unable to generate revenues sufficient to support our ongoing operations. We were founded in 2001 to perform research and development work in the field of applied optoelectronics, in particular to develop technologies for small molecule OLEDs, as well as to produce and market OLED materials, and we commenced operations in 2003. The commercialization of our OLED technologies and materials is uncertain and speculative, and there is only a limited amount of past experience and data upon which to evaluate our business and prospects. A potential investor in our ADSs should consider the uncertainties, changes, expenses, delays and other difficulties which may affect the development of our business and market. Because our future results are unpredictable, our ADSs are a highly speculative investment in which investors may lose some or all of their investment.

We may experience volatility in our operating results and our working capital.

        We may experience volatility in our quarterly or annual operating results and our working capital. With the exception of our recognition in income of licensing fees in 2009 and 2012, the vast majority of our revenues has come from sales of our proprietary materials to large manufacturers of consumer electronics, the businesses of which are affected by the seasonality of the consumer electronics markets generally. Because we have a limited number of customers, the timing of their purchases of our materials may significantly impact our quarterly or annual revenues, and have a substantial negative impact on our operating results. In addition, our entering into new licensing agreements and the revenue recognition requirements for licensing fees and royalties under IFRS may cause our quarterly or annual operating results to fluctuate substantially.

        During the past three fiscal years, revenues in the first quarter of each year have been lower than revenues in the preceding fourth quarter. As a result, our working capital in the second half of the year tends to be higher than in the first half. Although we believe that this trend is connected to manufacturers spending their remaining materials purchasing budgets at the end of the year, we have no way of knowing whether this trend will continue or how it may impact our operating results in the future.

The global and European financial crises may have a substantial negative impact on our business.

        The recent global financial crisis and difficult economic environment have contributed to a reduction in consumer and corporate spending. These macroeconomic developments may have a substantial negative impact on our future business by reducing demand for our technologies and materials. Our ability to generate revenues depends upon our ability to commercially exploit our OLED technologies and materials. This, in turn, depends on the growth of the display and lighting markets as well as the adoption of our technology and materials within these markets. According to DisplaySearch, revenues in the flat screen display market decreased by approximately 15% in 2009. Although revenues recovered in 2010, renewed contraction or lack of growth in the display market may substantially limit the widespread adoption of OLED products and may impair our ability to commercially exploit our OLED technologies and materials within this market. Consumers may refuse to purchase OLED products in favor of cheaper alternatives, such as LCDs, and manufacturers may refuse to implement the new production processes required to manufacture OLED products. The commercial development and adoption of OLED products in the lighting market may also be slowed if consumers refuse to invest in new, and potentially more expensive, lighting products. As a result, we may find it increasingly difficult to generate new revenues in the display and lighting markets and to maintain our existing revenue streams.

        Because we are headquartered in Germany, the current European financial crisis also poses a substantial risk to us. The ongoing sovereign debt crisis has introduced considerable political and monetary uncertainty into the euro zone. The value of the euro has fluctuated substantially and unpredictably, and widespread political changes have occurred in several member countries. We have no way of predicting when and how the European financial crisis will be resolved. If countries leave the euro zone, either consensually or non-consensually, the value of the euro could depreciate rapidly, or the euro could cease to exist altogether. Such changes may result in substantial expense and disruption to us as we currently report our financial results in euros. In addition, companies we currently do business with may also face substantial disruption or cease to exist altogether. There is no guarantee that we would be able to enter into new agreements similar to those we have now or that purchasers of our materials or licensees of our technology would continue their relationships with us. Efforts to stabilize the euro zone may also result in substantial new taxes on us or restrictions on our ability to do business. Any such change may have a substantial negative impact on our business and revenues, and may cause our business to fail.

If OLED display products fail to gain widespread commercial acceptance, we may fail to generate revenues sufficient to support our ongoing operations.

        Our primary source of revenues is the sale of our proprietary materials and the licensing of our technologies to display manufacturers for incorporation into the OLED display products that they sell. Consequently, our success depends on the ability and willingness of those manufacturers to develop, manufacture and sell commercial products integrating OLED technologies and materials generally. The developments of recent years, however, have shown that the previously expected take-off of OLED technology in the display market has failed to occur several times. According to DisplaySearch, OLEDs accounted for only $3.7 billion, or nearly 4%, of the total flat screen display market in 2011. Currently, OLED displays are primarily used in small- to medium-sized products, such as mobile phones with displays of up to five inches, and other similarly sized mobile electronic devices. Although OLED displays have been commercially introduced in televisions of up to fifteen inches in size, these products have not yet gained widespread acceptance or usage due to their high cost. OLED displays have also yet to be commercially introduced in larger products, such as laptop computers, desktop computer monitors or large-size televisions, other than in prototypes. Although many manufacturers plan to introduce these products in the future, customers may be slow to accept this new technology and may be unwilling to pay a higher price for products containing OLED displays. Some manufacturers may also refuse to integrate the new production processes OLED technologies require, preferring to wait until a later date to determine consumer demand, or may decide not to implement them at all. If a widespread market for OLED display products does not develop, we may be unable to generate revenues sufficient to support our operations, and our business may fail.

        Manufacturing OLED products is currently quite expensive, in part because OLED fabrication requires substantial new investments by product manufacturers to either convert their existing LCD production facilities to OLED technology or to build new OLED production facilities. To recoup their investment, manufacturers must believe that they will be able to sell enough OLED products to drive down their per-unit costs. Although some display manufacturers have invested substantial amounts in developing next generation manufacturing facilities for OLED display products, market acceptance of these products remains uncertain, and manufacturers may reduce or abandon their OLED production capacities in the future. In addition, because the market for small- and medium-sized OLED displays is currently dominated by a single manufacturer, Samsung Display, OLED display technology may become a niche market and may eventually be superseded by other more widely accepted display technologies if other manufacturers do not follow Samsung Display into the OLED display market. Without a widespread market for OLED display products, there may be insufficient demand for our technologies and materials to allow our business strategy to succeed.

If new or alternative technologies limit the acceptance of OLED display products, we may fail to generate revenues sufficient to support our ongoing operations.

        Alternative display technologies may limit the acceptance of OLED display products. LCD remains the dominant display technology, and recent advances in LCD technology may allow LCD products to successfully compete with OLED products on a variety of factors, including image quality, viewing angle, form factor and power efficiency. OLEDs have historically suffered from a relatively short lifespan and loss of their ability to emit light over time, although these problems have been largely addressed in current OLED display products. Because OLED products tend to internally reflect ambient light, they may have a lower display contrast and be less visible under direct light such as sunshine than LCD products. Further developments may allow LCD products to challenge OLED's current technological advantages, in particular power efficiency, response time and contrast. Because of LCD's widespread market and manufacturing base, manufacturers have considerable incentives to improve and develop LCD technology rather than to invest in OLED manufacturing capacity. If LCD products continue to be good enough for mass market consumers, the acceptance and development of OLED products may suffer, and we may fail to generate revenues sufficient to support our ongoing operations.

        New display technologies may also surpass or displace OLED technology before OLED display products gain widespread commercial acceptance. Qualcomm has developed a new full-color display technology called Mirasol that is more power efficient than LCD display technology and offers better visibility in direct light such as sunshine. Although this technology is currently only used in e-readers, it is possible, with quality and performance improvements over time, that it may develop into a future competitor with OLED in the small- and medium-sized flat panel display market. In addition, quantum dot LED, or QLED, display technology may outperform OLED display technology with respect to stability and may eventually outperform OLED display technology with respect to power efficiency while providing similar performance with respect to color, brightness and flexibility. We cannot predict the development or commercialization of new display technologies, or how they might impact our financial performance.

If OLED technology fails to gain widespread acceptance in the lighting market, our business growth may be substantially limited in the future.

        Although OLED technology has been successfully adopted in the small- and medium-sized display market, it has yet to be commercially adopted within any segment of the lighting market. While we anticipate that our future growth will be driven in part by the adoption of OLED technology within the lighting market, only a few OLED lighting products are currently available, including products designed by us and other OLED technology and manufacturing companies, and there has been no widespread commercial adoption or availability of OLED lighting products. LED lighting technology can be used to manufacture large-area lighting products that produce diffuse light similar to that of OLED lighting products. With further development, these LED lighting products may challenge or even displace OLED lighting products in the large-area lighting market in the future. We have no way of knowing whether OLED lighting products will be suitable for and acceptable to consumers in the future, and any failure of OLED lighting products to gain widespread acceptance in the lighting market may substantially limit our future business growth and adversely affect the investments we have made in the development of such products.

        While OLED is seen as an evolutionary technological development within the display market, OLED lighting products represent a fundamental change in the lighting market. Current lighting products consist of two components: light sources, which generate the light, and luminaires, which distribute it. Manufacturing and installation standards have been developed that allow manufacturers of light sources and manufacturers of luminaires to create products that work together easily, and the visual appearance of a current lighting product is largely a function of its luminaire. In contrast, the manufacture of OLED lighting products applies the light source, the OLEDs, directly to the surface of a substrate material, and, as a result, combines light source and luminaire in a manner distinct from current lighting products. The appearance of an OLED lighting product is both a function of the materials used in the production of the OLED panels and of the arrangement of the panels themselves. Because OLED lighting products produce diffuse homogenous light from a flat thin surface, they must be used and installed differently than conventional lighting products, which generate a large amount of light from a small area and rely on the luminaire to diffuse the light satisfactorily. Manufacturers and lighting designers must understand and appreciate the different approach to design and illumination represented by OLED lighting products if such products are to gain widespread commercial acceptance. In addition, manufacturing and installation standards for OLED lighting products must be developed if OLED lighting products are to become as ubiquitous and interchangeable as current lighting products. Many past lighting technologies, such as compact fluorescent bulbs and induction lamps, have promised technological or ecological benefits, but have ultimately proved unsuitable for widespread commercial use. We cannot guarantee that OLED lighting products will be accepted within the lighting market, and we have no way of knowing whether lighting industry participants will work together to produce the standards necessary to drive the widespread adoption of such products. Failure to develop appropriate standards may limit the acceptance of OLED technology in the lighting market, and may substantially limit our future business growth.

Even if a widespread market for OLED products develops, our technology or materials may not be adopted by product manufacturers in that market.

        The success of our business depends upon our ability to successfully sell or license our technology or materials to display or lighting manufacturers. Even if a widespread market for OLED products develops, manufacturers may refuse to license or implement our technologies or materials in favor of the technologies or materials of our competitors. Before product manufacturers will agree to use our OLED technologies or materials for widespread commercial production, they will likely require us to demonstrate to their satisfaction that our technologies or materials are suitable for broad-based product applications. This may require us to prove the suitability or superiority of our OLED technologies or materials with respect to their:

  •
  Lifetimes, brightness and color coordinates for full-color displays and general lighting products;

  •
  Robustness, particularly for large-scale, demanding manufacturing environments;

  •
  Stability at high operating temperatures;

  •
  Power efficiency; and

  •
  Scalability and cost-effectiveness with respect to manufacturing processes.

        Competing OLED technologies or materials may prove superior to ours in any of these characteristics, limiting our ability to successfully sell or license our technologies or materials in the OLED marketplace. If we cannot sell or license our technologies or materials, we may have insufficient revenues to continue developing our products or to successfully compete in the OLED market.

        In addition, technological developments in the OLED market may displace our OLED technologies or materials, or render them obsolete. Our technology and materials offer display and lighting manufacturers improvements in the power efficiency, stability and lifetimes of the products they sell. These benefits, however, often result in greater manufacturing complexity or higher costs. Manufacturers may decide that the benefits offered by our OLED technologies and materials do not justify their complexity or costs, and may search for other means by which to achieve the same results. Even without use of our OLED technologies or materials, manufacturers may be able to achieve similar benefits through alternative engineering of their OLED products or through the OLED technologies or materials offered by our competitors.

        In addition, because manufacturers base their use of certain technologies and materials on a holistic assessment of the needs of their customers and products, there is no guarantee that technological superiority alone will allow our technologies and materials to succeed in the OLED market. Our technologies and materials may be displaced by future technologies and materials that outperform ours, or that offer a more compelling value proposition to product manufacturers. Manufacturers which currently use our technologies and materials may delay adopting our new technologies and materials, and may delay or refuse to adopt our existing technologies and materials in their new products. Any such developments may have a substantial negative impact on our business and revenues, may result in lower prices and in turn lower margins for sales of our materials and may cause our business to fail.

If other companies develop alternatives to our doping materials or develop competing doping materials, our business may fail.

        The vast majority of our revenues currently come from the sales of one of our doping materials. The design of high-performance OLED devices is a rapidly changing field, and new developments may eliminate the need for our doping materials in the future. In addition, other companies may develop OLED technologies or materials that offer alternatives to our doping materials, or that surpass our doping materials in terms of performance or price. We cannot predict future developments within the OLED market, and cannot guarantee that our doping materials will continue to be valuable, useful or relevant to the OLED market in the future. Any such changes may have a substantial negative impact on our business and revenues, may result in lower prices and in turn lower margins for sales of our materials and may cause our business to fail.

If we fail to make advances in our OLED research and development activities, we may not succeed in commercializing our OLED technologies and materials.

        In order to maintain a competitive position in the OLED marketplace, we will have to complete further research and development with respect to our OLED technologies and materials. Advances in current and future technologies will require us to continue innovating in order to offer compelling and cost-effective OLED technologies and materials to display and lighting manufacturers. We cannot, however, be certain that any such work will yield advances in the development of our technologies or materials, or that we will be able to complete such work in a timely and efficient manner. Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including unanticipated technical or scientific problems and insufficient funds to complete development of these products. Technological, research or manufacturing problems may result in delays and substantial additional expense, and may prevent us from maintaining or growing our relationships with product manufacturers. If we cannot complete the research and development of our technologies and materials successfully, or if we experience delays in completing the research and development of our technologies and materials for use in potential commercial applications, our business may fail.

        In addition, the market for OLED lighting products is currently at a nascent stage, and successful commercialization of our OLED technologies and materials in this market will likely require substantial research and development. Although there are a small number of OLED lighting products that are commercially available, nearly all products currently developed are prototypes that are not designed for commercial production. Substantial advancements must be made with respect to OLED lighting products in order to manufacture such products at an attractive price. Even if we are able to continue developing our OLED technologies and materials in the display market, there is no guarantee that such developments will be useful in the lighting market or that we will be able to complete the necessary research and development for us to successfully compete in the lighting market as well. Any inability to successfully develop our technologies and materials for use in the lighting market may negatively impact our revenues and limit our growth in the future.

        We are currently investing money and resources in researching applications of our existing technology and materials in other organic electronic fields, such as organic photovoltaics and organic thin-film transistors, and we anticipate continuing to invest money in the research and development of new technology and materials in organic electronics generally. Because the markets for these products are extremely small, and in some cases do not exist at all, we cannot guarantee that we will be able to develop useful or commercially successful intellectual property or product applications in these areas. As a result, we may be unable to recover our research and development expenses or derive any significant revenues from this research, which may negatively impact our operating results and limit our growth in the future.

We rely solely on BASF for the manufacture of the doping materials that we sell to Samsung Display, LG Display and other OLED product manufacturers.

        BASF is currently the sole manufacturer of the proprietary doping materials that we sell to Samsung Display, LG Display, and other OLED product manufacturers. Although we are able to manufacture small quantities of OLED materials ourselves in connection with our research and development activities, our business strategy relies on the use of subcontractors for the commercial production of our OLED materials. While we currently distribute certain materials from one manufacturer, we are entirely reliant on BASF to manufacture our proprietary materials on a large scale. If BASF terminates its relationship with us or ceases production of our proprietary doping materials, there is no guarantee that we can identify, in a timely fashion or at all, alternative manufacturers which can meet the demand for our materials at the prices we have currently negotiated with BASF. Any change in our relationship with BASF may have a substantial negative impact on our business, and may cause our business to fail.

        In order to successfully commercially exploit our OLED materials, we must be able to produce and sell sufficiently high-quality OLED materials on demand. Our ability to fulfill our sales obligations, particularly to Samsung Display and LG Display, currently depends solely on BASF's ability and willingness to manufacture our proprietary doping materials. If BASF does not produce sufficient quantities of our materials or does not maintain a high production standard with respect to our materials, our current customers, including Samsung Display and LG Display, may end their relationships with us, and we may be unable to find new customers to license or purchase our OLED technologies or materials. The growth of our business is also dependent on BASF's continued research and development with respect to its manufacturing process as our future technologies or materials may require manufacturing improvements or changes that BASF may be unwilling or unable to make. BASF may refuse to implement manufacturing changes requested by our materials purchasers, and our competitors may be able to offer more flexibility with regard to product manufacturers' specifications. Because BASF only manufactures our materials at its facility in Basel, we are exposed to all the risks associated with its operations in Basel, including natural disasters, fire or industrial actions. If BASF's operations are disrupted, we may experience substantial costs and delays in transferring the manufacturing of our proprietary doping materials to another producer. Any disruption in the supply of our materials may harm our reputation in the OLED marketplace and may have a substantial negative impact on our business and our ability to license or sell our technologies or materials now or in the future.

Our business is highly dependent on the sale of a single doping material to Samsung Display, which may limit our ability to grow and to commercialize our technologies or materials in the future.

        In 2011, approximately 59% of our revenues came from the sale of a single doping material to Samsung Display. Samsung Display uses this doping material in the production of its OLED mobile phone displays, and we anticipate that our short- to medium-term revenue growth in the display market will be significantly driven by Samsung Display's increased sales of OLED display products and its corresponding increased usage of this doping material. Although Samsung Display has agreed to purchase increasing amounts of our doping materials from us each year until 2016, Samsung Display has no obligation to continue using our technology in its OLED display products and may identify, or may have already identified, other OLED technologies that it prefers to use instead. While an affiliate of Samsung Display, Samsung Venture Investment Corporation, is currently a 10.3% shareholder in our company, Samsung Display's decision to continue using our Novaled PIN OLED® technology will be driven solely by its business considerations, which may differ substantially from Samsung Venture Investment Corporation's goals. Any decision by Samsung Display to discontinue its purchases of doping materials from us or to reduce the quantity thereof may have a substantial negative impact on our business and revenues and may cause our business to fail.

        In addition, as of 2017, Samsung Display will be able to use our Novaled PIN OLED® technology with doping materials purchased from other suppliers. While we are not currently aware of any other manufacturers that produce alternative doping materials on a commercial scale, other companies may develop such materials in the future. Any decision by Samsung Display to discontinue its purchases of doping materials from us or to reduce the quantity thereof may have a substantial negative impact on our business and revenues and may cause our business to fail. We cannot guarantee that we would be able to identify alternative customers to replace any lost revenues, and such losses may substantially impair our ability to grow our business in the future and to conduct the research and development necessary to remain competitive in the OLED market.

        Due to its large size and strong market position, Samsung Display has a superior bargaining position and exercises considerable influence over the conduct of our business. We have granted Samsung Display and its affiliates a fully paid-up, worldwide, perpetual, irrevocable, non-exclusive, non-transferable and non-sublicensable license to our Novaled PIN OLED® technology and any future improvements and enhancements to it. Because Samsung Display and its affiliates can use our Novaled PIN OLED® technology under their licenses to manufacture OLED display modules for third parties, other product manufacturers may purchase displays using our technology directly from Samsung Display and may be less willing to enter into sales or licensing agreements with us in the future. We have already provided Samsung Display with certain price discounts for our doping materials under its current licensing agreement, which may limit our ability to maintain our current levels of profitability for sales of our doping or other materials in the future. Samsung Display may also seek additional price discounts if its use of our doping or other materials increases.

        Our relationship with Samsung Display may limit our ability to use different companies for the manufacture of our OLED materials. We currently rely solely on BASF to manufacture the OLED materials that we sell on a large scale to OLED product manufacturers. Although other OLED materials manufacturers may be able to offer us lower production costs and higher margins, Samsung Display must first verify the quality of the OLED materials produced by any other manufacturer with which we wish to contract for the production of the proprietary materials that we sell to Samsung Display. Under the terms of our purchase agreement with Samsung Display, we are not able to change our production conditions without Samsung Display's prior approval during a certain period following submission of a purchase order by Samsung Display for our OLED materials. Samsung Display's control over changes to our production conditions may slow or prevent us from making important changes in our business, which may limit our profitability or our chances of success. Because our business is highly dependent on our relationship with Samsung Display, any decisions it makes may have a substantial negative impact on our business and growth.

If we cannot form and maintain lasting business relationships with OLED product manufacturers other than Samsung Display, our business strategy may fail.

        Because we do not manufacture OLED products ourselves, the success of our business strategy depends on our ability to form successful and long-lasting business relationships with OLED display and lighting manufacturers. If companies refuse to develop products using our OLED technologies or materials, we may be unable to successfully commercialize our technologies and materials or generate revenues sufficient to sustain our business. In 2011, approximately 59% of our revenues came from the sale of a single doping material to Samsung Display. Although we have recently entered into a purchase agreement with LG Display, our sales under this agreement remain uncertain because LG Display is not obligated to purchase any materials from us. While LG Display plans to manufacture OLED mobile phone displays using the same doping material as Samsung Display, Samsung Display remains the dominant player in the OLED display market and will likely continue to be responsible for the vast majority of our revenues in the near future. LG Display also anticipates using this doping material in its future production of OLED TVs, but we have no way of knowing whether LG Display will be successful in producing and selling such TVs or the extent of its future demand for our doping material. Because both Samsung Display and LG Display may discontinue the use or purchase of this doping material at any time without prior notice to us, our future revenues and growth depend on our ability to develop a broad network of lasting business relationships with other product manufacturers in the display and lighting industries. There is, however, no guarantee that we will be able to do so, or that we will be able to successfully sell or license our technologies or materials to other product manufacturers in the future. In addition, if we cannot maintain our existing business relationships with Samsung Display or LG Display, or our future business relationships with other product manufacturers, we may suffer substantial expense in indentifying alternative product manufacturers and experience substantial delays in commercializing our OLED technologies and materials. Because OLED product manufacturers change their OLED designs infrequently, approximately once every six months for new products and once a year for older products, there may also be a substantial delay before product manufacturers are willing to evaluate our OLED materials for use in their products, or before OLED materials that have been approved for use are actually purchased. Any failure by us to maintain our current or future business relationships or to timely identify new product manufacturers which are interested in purchasing or licensing our technologies or materials may have a substantial negative impact on our business and revenues, and may cause our business to fail.

We depend on the manufacturing capabilities of display and lighting manufacturers to commercialize our OLED technologies and materials, and any difficulties or delays affecting their manufacturing processes or businesses could harm our business.

        The commercialization of our OLED technologies and materials relies on the successful development and sale of products incorporating our technologies or materials by display and lighting manufacturers. Because we do not manufacture OLED products ourselves, we are solely dependent on the manufacturing capacities of our purchasers and licensees. Any disruption or delay in their manufacturing processes or businesses may have a substantial negative impact on our business and revenues. Inability on the part of lighting or display manufacturers to deliver OLED products incorporating our technology or materials to their customers in a timely fashion may result in an overall reduction in demand for our technologies or materials, and may cause us to miss substantial market opportunities. For example, Samsung Electronics Co., Ltd., the parent company of our largest customer, Samsung Display, is engaged in ongoing worldwide intellectual property litigation with Apple Inc. regarding various aspects of Samsung Electronics' smartphones and tablet PCs, including products that use our technology and materials. As a result of a recent court decision in the United States, Samsung Electronics may be prohibited from selling certain of its smartphones and tablet PCs in the United States, and ongoing litigation in Europe and Asia may limit the products it can sell in these markets as well. Any reduction in Samsung Electronics' ability to sell its products may have a substantial negative impact on our business and revenues, and may lead to a substantial slowdown in the adoption and use of our technology and materials and the growth of the OLED display market generally.

If manufacturers develop or adopt more efficient OLED production equipment or techniques, our business may be harmed.

        Based on current OLED manufacturing equipment and techniques, we believe that approximately seven percent, as measured by total yield, of the organic materials used in the production of an OLED, including the proprietary materials that we sell to Samsung Display and LG Display, are successfully applied to the OLED itself, with the remainder lost during the manufacturing process. As a result, OLED product manufacturers must purchase greater quantities of our materials than are ultimately required for the functioning of the OLED devices they produce. Although our materials represent a relatively small portion of their total costs, OLED product manufacturers may have an incentive to adopt new OLED production equipment or techniques that allow them to increase the efficiency of their production processes, and OLED production equipment manufacturers may develop cost-effective equipment to meet this demand. Using more efficient equipment or techniques, we believe that manufacturers may be able to successfully apply 30 to 50%, as measured by total yield, of our materials in the future. Any improvements in the efficiency of the OLED production process with respect to the use of our materials may result in a substantial decline in demand for or sales of our OLED materials, and may have a substantial negative impact on our business and revenues.

The display manufacturers to which we sell materials or license technology operate in a highly competitive environment; if they fail to compete successfully, or decide to discontinue or reduce their display manufacturing businesses, our business will be harmed.

        The market for consumer electronics is highly competitive. Manufacturers may decide to terminate or reduce their display product lines, or fail to compete successfully with respect to the product lines they develop. Because we are dependent on display manufacturers to commercialize our OLED technology and materials, any decision by them to decrease or stop production of products containing our OLED technologies or materials may have a substantial negative impact on our revenues. The failure of display manufacturers that are our customers to effectively and competitively market products containing our OLED technologies or materials may also negatively impact our business as consumers may not have sufficient opportunity to purchase products containing our technologies or materials, and competing manufacturers and products may surpass ours in the marketplace. If display manufacturers that are our customers fail to compete effectively in the consumer electronics and OLED markets, there is no guarantee that we will be able to find alternative manufacturers and our business may fail.

The consumer electronics industry experiences significant downturns from time to time, which may adversely affect the demand for and pricing of our OLED technologies and materials.

        Our success depends upon the ability and willingness of display and lighting manufacturers to manufacture and sell products using our OLED technologies or materials, and the widespread acceptance of those products by consumers. The markets for display and lighting products are highly competitive. Success in the development and sale of these products depends on a number of factors beyond our control, including the cyclical and seasonal nature of the consumer electronics markets, as well as industry and general economic conditions. Any slowdown or decrease in consumer demand within these or related markets may negatively impact our revenues and business growth. In the past, both the display and lighting markets have experienced substantial periodic downturns, often in connection with declines in general economic conditions. These downturns have often resulted in lower product demand from consumers, manufacturer production overcapacity, and a decrease in end-product prices. Any such industry downturns in the future may cause significant harm to our business and substantially impair our ability to successfully commercialize our OLED technologies and materials.

Disagreements with respect to the commercial terms of our sales, licensing, purchase or manufacturing agreements may limit our ability to successfully commercialize our OLED technologies or materials.

        The legal obligations of the display and lighting manufacturers to which we may sell or license our OLED technologies or materials are governed by the sales or licensing agreements we enter into with those manufacturers. Our relationship with Samsung Display is governed by the purchase and licensing agreements between us, and our relationships with LG Display and BASF are respectively governed by our purchase and manufacturing agreements with each company. Although we attempt to address the full range of possible events that may occur during the development of products incorporating our OLED technologies or materials, or the manufacturing of our OLED materials, unanticipated or extraordinary events may occur beyond those contemplated by our agreements. In addition, our business relationships with our product manufacturers, including Samsung Display and LG Display, or BASF may include assumptions, understandings or agreements that are not included in our sales, licensing, purchasing or manufacturing agreements, or that are inaccurately or incompletely represented by their terms. The practices and procedures that develop between us and our product manufacturers, including Samsung Display and LG Display, or BASF may not be adequately reflected in our sales, licensing, purchase or manufacturing agreements and may, at times, deviate substantially from the terms contained in them. In addition, key terms in our sales, licensing, purchasing and manufacturing agreements may be misunderstood or contested, even when both we and the other party previously believed that we had a mutual understanding of our obligations.

        Any differences in interpretation or misunderstandings between us and other parties may result in substantial costs and delays with respect to the manufacturing or sales of products incorporating our OLED technologies or materials, and may negatively impact our revenues and operating results. Product manufacturers may fail to produce products incorporating our OLED technologies or materials on the timeline or in the manner we anticipated, and their use of our OLED technologies or materials may differ from the terms upon which we had agreed. In addition, we may be unable to supply OLED materials of the quality or in the quantity demanded or required. We may suffer harm to our reputation in the OLED market from missed development goals or deadlines, and may be unable to capitalize upon market opportunities as a result. Resolution of these problems may entail costly and lengthy litigation or dispute resolution procedures. In addition, there is no guarantee that we will prevail in any such dispute or, if we do prevail, that any remedy we receive, whether legal or otherwise, will adequately redress the harm we have suffered. The delays and costs associated with such disputes may themselves harm our business and reputation and limit our ability to successfully compete in the OLED market going forward.

Many of our competitors have greater resources, which may make it difficult for us to compete successfully against them.

        Many of our competitors are larger, more developed companies. As a result, they often have greater resources, more money and better access to capital than we do, which may allow them to more effectively research, develop and commercialize OLED and other display and lighting technologies and materials. They may also be better situated to withstand economic downturns and slowdowns in the consumer electronics and lighting industries, and may find it easier to attract, train and retain key technical and management personnel. As a result of their larger size and longer operating histories, our competitors often have global development and marketing plans, and a longer history of successful product development than we do. If we cannot successfully compete against such companies, our business may fail.

        With respect to our OLED materials, the Dow Chemical Company, LG Chem, Duksan Hi Metal, Hodogaya Chemical Group and Doosan all offer OLED materials that compete with ours. Each of these companies is much larger than we are and has a longer operating history both within the OLED market as well as within the broader technology and chemical markets. Because their materials offer similar benefits with respect to stability, power efficiency and product lifetimes, product manufacturers may prefer to purchase OLED materials from these larger, more established suppliers. Further, due to their size and respective market positions, we may be unable to compete with these companies if they engage in aggressive marketing or price competition, or in protracted and costly litigation relating to intellectual property rights. Any such disruption may have a substantial negative impact on our business and revenues, and may cause our business to fail.

If we cannot obtain, maintain and defend appropriate patent and other intellectual property rights protection for our OLED technologies and materials, our business will suffer.

        To successfully exploit and develop our OLED technology and materials, we must obtain, maintain and defend, through litigation or otherwise, patents and other intellectual property rights on our current and future technology and materials developments. Such protections are one of our key competitive advantages in the OLED market, and allow us to generate revenues from the commercialization of our OLED technologies and materials. If we fail to protect our intellectual property rights, they may be exploited by other manufacturers, which may deprive us of future revenue streams and business growth. There is no guarantee that we will be able to secure patents or intellectual property rights in the future, or that the patents and intellectual property rights we currently have will be upheld as valid if challenged. Several of our patent applications have been challenged by other parties in the past, and in one case we are appealing a challenge that resulted in the revocation of our patent. Even if our current or future patents or other intellectual property are upheld as valid, we cannot guarantee that they will provide commercially adequate protection of our OLED technologies or materials.

        We attempt to obtain broad international intellectual property rights for our OLED technologies and materials. We may, however, decide not to apply for or fail to obtain adequate protection in all foreign countries in which our technologies or materials are used or sold. Even if our intellectual property rights are recognized as valid, our OLED technologies or materials may be exploited by manufacturers in countries where we do not have intellectual property rights or where we cannot successfully enforce the rights we do have. Any failure to obtain or inability to protect our intellectual property in a particular country or jurisdiction may result in lost revenues and growth opportunities or even complete loss of the intellectual property in question. In addition, as a result of challenges to our patents, the scope of our intellectual property in certain countries or jurisdictions may be narrowed, potentially to the point where our intellectual property is effectively lost. Any narrowing of our intellectual property may, depending on its importance to our business, substantially limit our ability to commercialize our OLED technologies and materials.

        As a result of our ongoing research and development, we anticipate developing technologies and materials applicable to organic photovoltaics, organic thin-film transistors and other organic electronics. In order to successfully commercially exploit these developments, we will have to obtain and defend patents and other intellectual property rights. Any failure to do so may substantially limit the commercial viability of our research and development in the field of organic electronics, and have a significant negative impact on our future growth opportunities.

        We own trademarks for certain of our products and brands in various jurisdictions. We have not, however, applied for or obtained trademark registrations for our products and brands in all or even all major OLED market jurisdictions. As a result, we may not have recourse against third parties which use our trademarks in such jurisdictions. Any such use may weaken the value of our current trademarks, prevent us from successfully applying for new trademarks in the future, or have a substantial negative impact on our reputation or business.

        We may rely on unpatented proprietary technology and information in the course of our business, including our proprietary database of OLED experimental and performance data. This technology and information may be developed independently by others, who may then challenge our use of it. Likewise, others may obtain access to our unpatented technology and information. Employees who leave our company often go to work for one of our competitors, and in the course of their employment with us, typically have access to important proprietary information which may or may not be protected by our intellectual property rights. Although we rely on confidentiality agreements to protect our trade secrets, know-how and other proprietary information, there is no guarantee that these agreements will provide sufficient protection in the case of any unauthorized use, misappropriation or disclosure of such information. Defending ourselves against any unauthorized use, misappropriation or disclosure of our trade secrets, know-how, and other proprietary information may result in lengthy and costly litigation or administrative proceedings and cause significant disruption to our business and operations. If we are unable to protect our proprietary technology and information, our business will suffer.

We may face substantial costs, disruption or loss of rights as a result of litigation related to others' use of our intellectual property.

        To defend our patents and intellectual property rights against their unauthorized use by others, we may be forced to engage in lengthy and costly court or administrative proceedings. Such proceedings may have a substantial negative impact on our operations and result in considerable expense to us. In addition, such proceedings may place our intellectual property at risk, and may cause substantial distraction to management and key employees.

        We have entered into an agreement with Thomson Licensing S.A. whereby we may allow Thomson Licensing to litigate as principal any intellectual property infringement claims we may have in exchange for a percentage of the recovery from such litigation. Should Thomson Licensing pursue any such claims, we cannot guarantee that it will be successful, or that it will pursue them effectively or efficiently. Any recovery we may receive under our agreement with Thomson Licensing may be insufficient to compensate us for the harm we have suffered. Further, by initiating litigation to defend our intellectual property rights, through Thomson Licensing or otherwise, we may risk the loss of our intellectual property as defendants may attempt to establish that our patents or other intellectual property are invalid or unenforceable. Any inability to defend our intellectual property may negatively impact our business and substantially impair our revenues and growth.

The future growth of our business may expose our intellectual property to a high risk of counterfeiting or unauthorized use.

        As part of our business strategy, we intend to sell or license our OLED technologies and materials to display and lighting manufacturers in many different countries. As a result, we may do business with manufacturers in countries where intellectual property rights have been or are routinely disregarded, and the future growth of our business may expose our intellectual property to a high risk of counterfeiting or unauthorized use. Although we attempt to obtain broad international intellectual property rights for our OLED technologies and materials, we cannot guarantee that such rights, to the extent we can obtain them, will be enforceable in a timely fashion or at all in any particular country or jurisdiction, or that if enforced, will offer us adequate commercial protection or adequate redress for any harm suffered. Counterfeiting or unauthorized use of our OLED technologies or materials may also expose our business to harms for which no adequate monetary redress exists, and to the extent we are unable to stop such use, may cause us to lose rights with respect to intellectual property that is crucial to our business. Any such misuse of our intellectual property may have a substantial negative impact on our business and revenues, and may cause our business to fail.

We may face substantial costs, disruption or loss of rights as a result of litigation related to our use of the intellectual property of others.

        We may have to defend ourselves against claims that we have infringed on the intellectual property rights of others. Defending ourselves against such claims may require lengthy and costly court or administrative proceedings. Because patent applications in many countries are confidential before publication, we may be unaware of other companies' filings for patents on key intellectual property that we already use. Consequently, we may unintentionally infringe upon the intellectual property of others. We may also fail to discover relevant patents or other intellectual property rights that affect our business. Plaintiffs who assert their intellectual property rights against us may seek permanent or temporary injunctive relief. While defending ourselves, we may be unable to exploit our current or future OLED technologies or materials until the resolution of the dispute. As a result of these disputes, we may also lose rights to intellectual property that we believe we own, including intellectual property that is crucial to our business. Any such delay or loss may have a substantial negative impact on our business and revenues, and may cause our business to fail.

        We may also employ individuals who were previously employed at other technology companies, including companies active in the OLED industry. As a result, we may become involved in claims that our employees have misused or misappropriated trade secrets or other proprietary information that they received in the course of their previous employment. Defending ourselves against such claims may be costly and cause substantial disruption to our business and operations.

Use of our technology or materials may infringe on the intellectual property of others.

        As part of our business strategy, we have licensed and continue to license our technology, which we refer to as Novaled PIN OLED® technology, and sell our materials to display and lighting manufacturers. Depending on how they implement our technology and materials in their products, manufacturers may infringe on the intellectual property of others. Because we are often unaware of how our technology and materials are used, we cannot guarantee that use of our technology and materials does not intentionally or unintentionally infringe upon the intellectual property of others. We are currently aware of one patent which may, in certain circumstances, be infringed by the use of our Novaled PIN OLED® technology, although we are unaware of any such infringement having occurred. While we do not know whether this patent is valid or whether it would be upheld by courts if challenged, we are actively monitoring the situation.

        Were they to infringe others' intellectual property, manufacturers which license our Novaled PIN OLED® technology or purchase our materials may have to pay a separate licensing fee in order to use our Novaled PIN OLED® technology or materials, and may have to cease their use of such technology or materials altogether. Any infringement claims brought against us or any manufacturer using our Novaled PIN OLED® technology or our materials may cause substantial disruption to our business and operations and expose us to liability vis-à-vis our customers. We have provided indemnification to certain of our customers for patent infringement claims resulting from our doping materials or their use in our Novaled PIN OLED® technology, and, as a result, we may be forced to change or replace our materials, seek additional rights from other patent holders or pay substantial compensation due to patent infringement claims. We may be unable to use, exploit or develop a substantial part of our Novaled PIN OLED® technology or our materials during the pendency of any proceeding involving the status of the intellectual property allegedly infringed by our technology or materials, and in the course of such proceeding, we may lose rights to intellectual property that is crucial to our business or suffer a weakening of our patent portfolio. Any such delay or loss may have a substantial negative impact on our business and revenues, and may cause our business to fail.

If we cannot retain or recruit qualified personnel as we grow, our business may fail.

        The development of our technology and materials requires highly qualified employees. We face international competition from other employers, research facilities and academic institutions and must compete to find, attract, develop and retain qualified personnel. Our employees often have particular technological knowledge that is difficult for us to replace, and competition for highly qualified management and technical personnel is also intensifying as our industry continues to grow. We offer a stock option plan designed to create long-term incentives for employees to remain with us. But because a substantial majority of the rights granted under the plan have already vested and our employees can keep their stock options if they leave our company, the long-term incentive effect of our existing stock option plan may be substantially limited. German law also significantly limits our ability to prevent our employees from working for our competitors for longer periods of time through non-compete or other agreements. As our competitors are often larger, more developed companies, we may be and remain at a competitive disadvantage in recruiting and retaining personnel. Any inability to attract, retain or replace key personnel could have a substantial negative impact on our operations, revenues and financial condition.

We are exposed to currency fluctuations, which may have an adverse effect on us.

        Our operating results may be adversely affected by fluctuations in exchange rates, especially between the euro and U.S. dollar. Because our contracts with display manufacturers are denominated in U.S. dollars and our financial results are reported in euros, currency exchange rate fluctuations may negatively impact our reported financial results. In addition, because we purchase supplies used in the production of our technologies and materials in euros, currency exchange rate fluctuations may also affect the profitability of our sales and licensing agreements with manufacturers outside the euro zone and thus our operating results. Any such changes or fluctuations in currency exchange rates may have a substantial negative impact on our business and revenues.

Because the vast majority of OLED display manufacturers are located in the Asia-Pacific region, our customer base is geographically concentrated.

        Our primary source of revenues is sales of our OLED materials to Samsung Display and, to a lesser extent, LG Display, both of which are located in South Korea. Because production for the display industry is based almost exclusively in Asia, nearly all other display manufacturers to which we are likely to license or sell our OLED technology or materials are also located in that region. These display manufacturers are all large manufacturers of electronic goods, and because of their geographical proximity are similarly exposed to economic, seasonal and cyclical fluctuations within the Asian markets. Because such fluctuations may affect our current or future purchasers or licensees at the same time, they may have a disproportionate negative impact on our revenues and financial performance. In the case of an extended economic downturn in the Asian financial markets or consumer electronics industries, we may be unable to identify alternative product manufacturers who are interested in purchasing or licensing our OLED technologies or materials, and our revenues may be substantially reduced. Further, for reasons of convenience or preference, the display manufacturers to which we sell or license our materials may decide, or may have already decided, to work with local materials suppliers instead of foreign materials suppliers in the future. Political and legal developments in the Asia-Pacific region may also limit our ability to conduct business there, or decrease our attractiveness to local companies as a source of OLED technology and materials. We cannot guarantee that any of our current or future materials purchasers will be able or willing to continue working with us in the future, and any such change may substantially limit our ability to sell or license our OLED technologies or materials.

        The geographic clustering of display manufacturers may also expose us to substantial risk with respect to natural or manmade disasters or other disruptions in the Asia-Pacific region. Such disasters and disruptions may have a substantial negative impact on our ability to commercialize our OLED technology and materials by impairing many of our current or future manufacturing purchasers or licensees at the same time. Any such changes may have a substantial negative impact on our business and revenues, and may cause our business to fail.

We rely on our information technology systems, including systems provided by third parties, to conduct our business.

        We rely on our own information technology, or IT, systems to manage our business data, communications and computing needs efficiently. Our IT systems are also used to conduct research and development, manage our inventory, maintain our proprietary database of OLED experimental and performance data and other business processes. We also rely on the IT systems provided by third parties, for much of our networking and other IT infrastructure. If we are not able to effectively manage our IT infrastructure internally, it may have an adverse impact on our business. Should these systems not operate as intended, our ability to transact business would be significantly impaired. In addition, our IT systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss, hacker attacks, computer systems failure and viruses. The failure of our IT systems to perform as we anticipate could disrupt our business and could result in decreased sales or increased costs, causing our business and results of operations to suffer. In addition, flaws in our security systems could result in data misuse, which could damage our reputation and have an adverse effect on our business.

Impairment of our deferred tax assets could result in significant charges that would adversely impact our future operating results.

        As of June 30, 2012, we had operating tax loss carry-forwards of approximately €6.1 million for German corporate tax purposes and €5.9 million for German trade tax purposes, for which €1.8 million had been capitalized in our financial statements as deferred tax assets. To the extent that the utilization of tax loss carry-forwards is restricted or tax loss carry-forwards are forfeited, such tax loss carry-forwards cannot be set off against future taxable profits which may negatively impact our financial results and result in significant additional charges. In addition, any such restriction may require a write-down of the deferred tax assets in our financial statements.

        Under German law, use of our tax loss carry forwards is restricted in two ways. First, we may only use our tax loss carry forwards to offset up to €1 million in taxable income without restriction. At least 40% of our taxable income over €1 million must remain subject to taxation. Second, German law restricts our ability to use our tax loss carry forwards if there is a change in ownership of our company. We will lose our tax loss carry forwards on a pro rata basis in case of an aggregate change of ownership of 25% to 50% of the shares of our company within five years. If more than 50% of the shares of our company are transferred within five years, all of our tax loss carry forwards will be lost.

We may be required to pay additional taxes following tax audits.

        We are subject to routine tax audits by various tax authorities. The most recent tax audit in Germany related to the fiscal years up to and including 2008. Future tax audits may result in additional tax and interest payments which would negatively affect our financial condition and operating results. Changes in fiscal regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business.

Health and safety regulations in Germany and in the countries where our OLED technologies and materials are licensed or sold may prevent the sale or use of our technologies or materials in the future.

        We are subject to a variety of regulations regarding worker health and safety, both in our home country Germany and in the countries where our OLED technologies and materials are sold or licensed. Because our OLED technologies and materials frequently involve the manufacture or use of certain chemical compounds, we are required to certify their safety for industrial use and development in a variety of countries and contexts. As there has not been sufficient testing to determine the long-term health and environmental risks of all of the materials used in the production of OLEDs or OLED products, future regulations may ban the use of our materials due to the potential risk they pose to workers or may limit the use of our materials in research and commercial settings. Any such regulations may have a substantial negative impact on our business and revenues, and may cause our business to fail. Because we cannot guarantee the long-term safety of use or exposure to our materials, we may face liability for health risks or harms caused as a result of manufacturing or other processes that use our materials. Any such claims may have a negative impact on our revenues and may prove substantially disruptive to our business in the future.

        In addition, under the European Union regulation on classification, labeling and packaging of substances and mixtures, or CLP, we may be required to publicly disclose the chemical composition of our proprietary materials, which may facilitate infringement or avoidance of our intellectual property by materials manufacturers and potentially reduce the margin we are able to charge for our products by allowing product manufacturers to more accurately determine our production costs. We are closely following the development of the CLP regulation in order to determine its impact on our business, and any such developments may have a negative impact on our revenues and a substantial negative impact on our business.

Risks Related to the Securities Markets and Ownership of Shares and ADSs

There has been no prior market for our ADSs and an active and liquid market for our securities may fail to develop, which could adversely affect the market price of our ADSs.

        Our ADSs will be a new issue of securities. Prior to the offering described in this prospectus, there has not been a public market for our ordinary shares or ADSs. Although we expect that our ADSs will trade on the Nasdaq Stock Market, or NASDAQ, we cannot assure you that an active public market for our securities will develop or be sustained after this offering. If an active market for our ADSs does not develop after the offering, the market price and liquidity of our ADSs may be adversely affected.

The price of our ADSs may fluctuate significantly and our securities may trade below the initial public offering price, which may make it difficult for you to sell our ADSs when you want or at prices you find attractive.

        The initial public offering price of our ADSs will be determined by negotiations between us and representatives of the underwriters, based on numerous factors that we discuss under "Underwriting." This price may not be indicative of the market price of our securities after this offering. We cannot guarantee that you will be able to resell your ADSs at or above the initial public offering price or our net asset value. Stock markets have experienced extreme volatility in recent years that has often been unrelated to the operating performance of a particular company or industry. These broad market fluctuations may adversely affect the trading price of our securities, limiting your ability to sell our ADSs.

Future sales of our ADSs by existing shareholders, the anticipation of future sales of our ADSs in the public market or private transactions, or speculation to this effect, may adversely affect the trading price of our ADSs.

        Upon completion of this offering, our current shareholders will hold a         % equity interest in our company, assuming that the underwriters' option to purchase additional shares is not exercised. Our shareholders have agreed not to sell or transfer any of the remaining shares they hold without the consent of each of the joint bookrunners until 180 days after the date of our initial public offering. Sales of a substantial number of the shares of our company by our current shareholders, either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and our ability to raise capital through subsequent offerings of equity or equity-related securities.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

        Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of the unconsolidated annual financial statements of Novaled AG prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in Germany, which we refer to as German GAAP. Exchange rate fluctuations may affect the amount of euro that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euro, if any. Such fluctuations could adversely affect the value of our ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

        We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our management board and supervisory board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

        Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by our ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if the depositary has appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the ordinary shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.

        You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

        Under the deposit agreement for the ADSs, we may choose to appoint a proxy bank. In this event, the depositary will be deemed to have been instructed to give a proxy to the proxy bank to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

        The effect of this proxy is that you cannot prevent our ordinary shares representing your ADSs from being voted, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on our ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will be subject to substantial additional regulatory compliance requirements, including internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company in the United States.

        We have never operated as a public company in the United States or elsewhere and will incur significant legal, accounting and other expenses that we did not incur as a private company in Germany. We will need to strengthen our internal policies and procedures in a range of areas in order to match the standards expected of public companies. Our management team and other personnel will have to devote substantial time to new compliance initiatives, and we may not successfully or efficiently manage our transition into a U.S. public company.

        In addition, we expect that the rules and regulations which are applicable to public companies in the United States, such as the Sarbanes-Oxley Act of 2002, will increase our legal and finance compliance costs considerably and will make some activities more time-consuming and costly. We may need to hire additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a U.S. public company. We are in the process of documenting and evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to assess, our internal control over financial reporting. We will be performing the system and process evaluation and testing, and any necessary remediation, required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are first required to comply with Section 404 when filing our annual report in 2014 for the fiscal year ending December 31, 2013, although, as an emerging growth company as defined in Section 2(a) of the Securities Act, we may decide to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012, which, assuming we continue to be an emerging growth company, would allow us to delay complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report for the fiscal year following the fifth anniversary of our public offering. We cannot be certain, however, as to the timing of completion of our evaluation, testing and remediation actions or the impact of these actions on our operations.

        We may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations as we continue the evaluation process. Remediation of any significant deficiencies or material weaknesses could require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we may implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or to report a material weakness may cause investors to lose confidence in our financial statements and the trading price of our ADSs may decline. If we fail to fully establish and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could have a negative effect on the trading price of our ADSs and our future access to capital.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

        We are a "foreign private issuer," as defined in the SEC's rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our management board and supervisory board members are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim financial data to the SEC under cover of the SEC's Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for other U.S. public companies.

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to U.S. listed companies.

        In connection with this offering, we will be relying on provisions in the Nasdaq Listing Rules that allow us to follow German corporate law and the German Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on NASDAQ.

        In accordance with our NASDAQ listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Specifically, our audit committee must be composed entirely of independent directors and must be directly responsible for the appointment, compensation, retention, and oversight of any registered public accounting firm that we engage to prepare or issue an audit report or perform other audit, review, or attest services for us, must pre-approve all audit services, must establish procedures for receiving, retaining and addressing complaints regarding accounting, internal accounting controls or auditing matters and must be provided the requisite authority and necessary funding to engage independent counsel and other advisers as necessary to carry out its duties. Because we are a foreign private issuer, however, our audit committee is not subject to additional NASDAQ requirements applicable to listed U.S. companies, namely the independent director standards promulgated by NASDAQ, the requirement that the members of our audit committee satisfy financial literacy standards, the requirement that our audit committee adopt a written charter and the requirement that related-party transactions be reviewed by an internal audit committee.

        Furthermore, the Nasdaq Listing Rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock. Under applicable German laws, shareholder approval is required for all amendments to our articles of association, capital increases (including the creation of authorizations for the management board to issue shares in the future), capital decreases, the exclusion of preemptive rights in connection with capital increases, the issue of convertible bonds or bonds with warrants attached, certain corporate measures (including the execution of inter-company agreements (Unternehmensverträge), the merger with another company or other corporate transformations), authorization to repurchase our own shares (subject to certain statutory exceptions), and other essential actions, such as the transfer of all or virtually all of our assets. We may not, however, be required to seek shareholder approval for issuances of shares in some circumstances in which a listed U.S. company would be required to do so under the Nasdaq Listing Rules, such as an acquisition of another company in exchange for shares representing more than 20% of our shareholders' voting power, if we use previously authorized capital for the acquisition.

We are an emerging growth company and should we decide to take advantage of certain exemptions provided by the Jumpstart Our Business Startups Act of 2012, there may be a risk that the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

        As described above, we are a "foreign private issuer," as such term is defined by the SEC's rules and regulations, and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, in particular, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We will cease to be an emerging growth company upon the earliest of: the last day of the fiscal year during which we have gross revenues of $1 billion or more, the last day of the fiscal year following the fifth anniversary of the date of this offering, the date on which we have issued more than $1 billion in non-convertible debt during the previous three-year period, or when we become a "large accelerated filer," as defined in Rule 12b-2 under the Exchange Act. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

        We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany, and by participating in the offering you will become a holder of ADSs with underlying shares in a German stock corporation. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

  •
  Under German law, certain important resolutions, such as resolutions relating to changes in the articles of association of a German stock corporation, increases or decreases in a German stock corporation's share capital, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, generally require a 75% majority of the votes present or represented at the relevant shareholders' meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders' meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to the detriment of the German stock corporation and to other shareholders.

  •
  As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders' meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation's share capital does not have their opposition formally noted in the minutes maintained by a German civil law notary.

        For more information, we have provided summaries of relevant provisions of German law and of our articles of association under "Directors, Senior Management and Employees" and "Description of Share Capital."

FORWARD-LOOKING STATEMENTS

        This prospectus, including particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Our Company," contains forward-looking statements. These forward-looking statements include statements regarding our financial position, our expectations concerning future operations, margins, profitability, liquidity and capital resources, our business strategy and other plans and objectives for future operations, and all other statements that are not historical fact. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "views," "potential," "likely" and similar expressions.

        Examples of forward-looking statements include statements concerning:

  •
  the commercial applications of and future demand for our OLED technologies and materials, our skills and knowledge and OLED products generally;

  •
  the successful commercialization of products incorporating our OLED technologies and materials by manufacturers, and their continued willingness to use our OLED technologies and materials;

  •
  our ability to form and maintain business relationships with manufacturers of OLED and organic electronics products;

  •
  our ability to supply sufficient high-quality materials to meet current and future demand for our technology and materials;

  •
  the advantages and disadvantages of our OLED and organic electronics technologies and materials as compared to current or future competing technologies or materials;

  •
  the outcomes of our ongoing and future research and development activities, and those of others, relating to OLED and organic electronics technologies and materials;

  •
  the nature and potential advantages or disadvantages of any competing technologies that may be developed in the future;

  •
  commercial growth and technological change in the flat panel display, lighting and organic electronics markets;

  •
  the commercial adequacy of the protections afforded to us by the patents we own, and the cost and feasibility of obtaining, maintaining, enforcing and defending our current and future patents;

  •
  our ability to protect our non-patented intellectual property and proprietary knowledge;

  •
  our exposure to and ability to withstand third-party claims and challenges to our patents and other intellectual property rights;

  •
  our future technology licensing, materials sales and consulting revenues and results of operations;

  •
  the terms and anticipated results of our current and future contracts, agreements or partnerships;

  •
  our plans, objectives and expectations with respect to future operations, revenues and expenditures;

  •
  our ability to compete against third parties with greater resources and experience;

  •
  the impact of exchange rate fluctuations; and

  •
  general economic and market conditions.

        Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including, but not limited to:

  •
  our ability to manage our relationships with product manufacturers and our materials suppliers;

  •
  our ability to successfully research and develop new technologies and materials;

  •
  the commercial viability of OLED and organic electronics technology and materials;

  •
  the development of new, alternative or disruptive technologies or materials in the flat panel display, lighting or organic electronics markets;

  •
  our ability to attract and retain sufficiently skilled employees, including skilled employees who are critical to the success of our business;

  •
  negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets;

  •
  cyclical or seasonal slowdowns in the consumer electronics markets;

  •
  our ability to handle our ongoing obligations as a U.S. public company;

  •
  fluctuations of our operating results due to the effect of exchange rates or other factors; and

  •
  the other factors listed under "Risk Factors" and elsewhere in this prospectus.

        Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus, you should understand that the forward-looking statements are not guarantees of performance or results.

        These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except as required by law, we do not have any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

        In addition, this prospectus contains information concerning our industry that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the display, lighting and organic electronics markets will develop. These assumptions have to some extent been derived from market research and industry reports referred to in this prospectus, as well as from good faith estimates based on our internal information and the external sources we describe above.

 MARKET, INDUSTRY AND OTHER DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

        In particular, we have relied upon DisplaySearch, NanoMarkets, and International Data Corporation, three independent market research companies, as sources of information concerning the industry and the markets in which we operate. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause industry, market and other developments to differ materially from those expressed in the estimates made by third parties and by us.

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial statements are prepared in accordance with IFRS as issued by the IASB and are expressed in euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. In this prospectus, references to "dollars," "$" or "USD" are to U.S. dollars and references to "euro," "€" or "EUR" are to euro. The noon buying rate of the Federal Reserve Bank of New York for the euro on June 29, 2012 was €1.00 = $1.2669. We have used this rate for calculating the convenience translation to U.S. dollars for our unaudited interim financial statements for the six months ended June 30, 2012, which are included elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $              million, after deducting the underwriting discount and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $             per ADS, the midpoint of the initial offering price range set forth on the front cover page of this prospectus.

        We will not receive any of the proceeds from sales of ADSs by the selling shareholders identified in this prospectus in connection with the exercise by the underwriters of the over-allotment option to purchase additional ADSs from such selling shareholders.

        The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ADSs. Creating a public market for our ADSs will facilitate our ability to raise additional equity in the future and to use our ADSs as a means of attracting and retaining key employees and as consideration for acquisitions.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we anticipate that the net proceeds to us from this offering will be used primarily for general corporate purposes, including research and development, working capital, sales and marketing activities and capital expenditures.

        We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, intellectual property, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

        In anticipation of this offering, we intend to terminate the silent participation of tbg Technologie-Beteiligungs-Gesellschaft mbH, or tbg, in our company subject to the closing of this offering. In connection with the termination, tbg's equity contribution of €750,000 for the silent participation, together with interest and a termination payment expected to total approximately €398 thousand, would be paid to tbg shortly after the closing of this offering. For more information on tbg's silent participation, see "Description of Share Capital — Silent Participation."

        We will have broad discretion over the uses of the net proceeds from this offering. The amounts that we actually spend may vary significantly and will depend, in part, on the timing and amount of our future revenues, our future expenses and any potential acquisitions that we may propose.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our ordinary shares and have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our management and supervisory board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors.

        All of the shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our management board requires the approval of our shareholders in a shareholders' meeting. See "Description of Share Capital" which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

        For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see "Taxation — German Taxation of ADSs."

EXCHANGE RATES

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ordinary shares and will affect the U.S. dollar price of our ADSs on the Nasdaq Stock Market. The table below shows the average and high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the period indicated.

Year Ended December 31,	Average
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.4002

        The table below shows the recent high and low exchange rate for the U.S. dollar per euro.

Month	High	Low
March 2012	1.3336	1.3025
April 2012	1.3337	1.3064
May 2012	1.3226	1.2364
June 2012	1.2703	1.2420
July 2012	1.2620	1.2062
August 2012	1.2583	1.2149

        The noon buying rate of the Federal Reserve Bank of New York for the euro on September 17, 2012 was €1.00 = $1.2796.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2012:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to reflect the sale by us of             ADSs in this offering at an assumed initial public offering of $             per ADS and the midpoint of the price range listed on the cover page of this prospectus after deducting underwriting discounts and estimated offering expenses payable by us.

	As of June 30, 2012
	Actual	As Adjusted
	(€ in thousands, unaudited)
Total non-current liabilities	1,462
Thereof guaranteed	0
Thereof secured	334
Thereof unguaranteed/unsecured	1,128
Total liabilities	6,694

Equity	18,469

Thereof share capital	6,142
Thereof capital reserves	11,722
Thereof retained earnings	605

Total capitalization	25,163

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after the offering are in the form of ADSs, each representing                  of an ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS.

        Our net tangible book value as of             was $             , or $             per ADS. After giving effect to the above-referenced adjustment and the sale by us of our ADSs in this offering at an assumed initial public offering price of $             per ADS, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as of             , would have been approximately $             , or $             per ADS. This amount represents an immediate increase in our pro forma as-adjusted net tangible book value of $             per ADS to our existing shareholders and an immediate dilution of $             per ADS to new investors purchasing our ADS in this offering at the initial public offering price.

        The following table illustrates this dilution per ADS:

Per ADS
(in $)
Assumed initial public offering price
Net tangible book value before the change attributable to new investors
Increase in net tangible book value attributable to new investors
Pro forma net tangible book value after this offering
Dilution to new investors

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) our pro forma net tangible book value after this offering by ADS by $             per ADS and the dilution to new investors by $             per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts payable by us.

        The following table summarizes, on a pro forma as adjusted basis as of                          , after giving effect to options exercisable as of                          and this offering on an assumed initial public offering price of $             per ADS, which is the midpoint of the range reflected on the cover page of this prospectus, the difference between existing shareholders and new investors with respect to the number of ADSs purchased from us in transactions during the past five years or granted by us, the total cash consideration paid to us and the average price per ADS paid, before deducting estimated underwriting discounts and estimated offering expenses:

			Total Consideration
	ADSs Purchased
					Average Price per ADS
	Number	Percent	Amount	Percent
		(in %)	(in $)	(in %)	(in €)
Existing shareholders
New investors

Total		100.0		100.0

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) total consideration paid by new investors by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts payable by us.

        Sales of ADSs by the selling shareholders in our initial public offering will reduce the number of ADSs held by existing stockholders to                    , or approximately         % of the total ADSs outstanding after our initial public offering, and will increase the number of shares held by new investors to                    , or approximately         % of the ADSs outstanding after our initial public offering.

        If the underwriters exercised their option to purchase additional shares in full, our existing stockholders would own         % and our new investors would own         % of the total number of ADSs outstanding after our initial public offering.

        To the extent that we grant options or other equity awards to our employees or members of our management board in the future, and those options or other equity awards are exercised or become vested or other issuances of shares of our ordinary shares are made, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

        The following table presents selected financial data for the periods indicated. Financial data as of and for the years ended December 31, 2009, 2010 and 2011 were derived from our financial statements for these years. Our financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, have been audited and are included elsewhere in this prospectus. We first prepared our financial statements in accordance with IFRS as issued by the IASB in 2011 in respect of financial year 2010. We have not provided selected financial data for 2008 and 2007 because preparing IFRS financial statements for these years would have entailed unreasonable effort and expense.

        We derived the financial data as of and for the six months ended June 30, 2012 and 2011 from our unaudited interim financial statements for those periods, which are included elsewhere in this prospectus.

        The following table also contains translations of euro amounts into U.S. dollars as of and for the year ended December 31, 2011 and the six months ended June 30, 2012. These translations are solely for the convenience of the reader and were calculated at the rate of €0.7893 = $1.00, the noon buying rate of the Federal Reserve Bank of New York on June 29, 2012. You should not assume that, on that or any other date, one could have converted these amounts of euro into dollars at that or any other exchange rate.

	As of and for the year ended December 31,				Six months ended June 30,
	2009	2010	2011	2011	2011	2012	2012
	(in thousands except for share and per-share data)

	€			$	€		$
Selected Statement of Operations Data:
Revenue(1)	6,426	6,856	17,405	23,208	6,353	17,603	22,302
Cost of sales	(1,403)	(2,958)	(8,743)	(11,658)	(3,020)	(3,832)	(4,918)
Thereof cost of sales of materials	(895)	(1,909)	(5,158)	(6,877)	(1,727)	(3,648)	(4,622)
Thereof research and development(2)	(508)	(1,048)	(3,584)	(4,779)	(1,232)	(112)	(142)

Gross profit	5,023	3,898	8,662	11,550	3,333	13,771	17,447
Sales and marketing expenses	(989)	(1,256)	(1,478)	(1,971)	(650)	(1,138)	(1,442)
Administrative expenses	(2,580)	(2,863)	(4,090)	(5,454)	(1,685)	(4,756)	(6,026)
Research and development expenses(3)	(2,620)	(1,981)	(1,633)	(2,177)	(1,041)	(3,474)	(4,401)
Other income	79	128	545	727	76	277	351
Other expenses	(72)	(138)	(337)	(449)	(128)	(420)	(532)

Results from operating activities	(1,159)	(2,212)	1,669	2,226	(95)	4,260	5,397
Finance income	55	45	29	39	14	8	10
Finance costs	(191)	(144)	(480)	(640)	(61)	(79)	(100)

Net finance costs	(136)	(99)	(451)	(601)	(47)	(71)	(90)

Profit or loss before tax	(1,295)	(2,311)	1,218	1,625	(142)	4,189	5,307
Tax income/(expense)(4)	0	0	2,375	3,167	(3)	(1,754)	(2,222)

Profit and total comprehensive income	(1,295)	(2,311)	3,593	4,792	(145)	2,435	3,085
Earnings per share (undiluted)	(0.25)	(0.39)	0.60	(0.80)	(0.02)	0.40	0.51
Earnings per share (diluted)(5)	(0.25)	(0.39)	0.60	(0.80)	(0.02)	0.40	0.51
Weighted average shares used to compute earnings per share (undiluted)	5,271,424	5,915,977	5,971,412	5,971,412	5,926,305	6,142,210	6,142,210
Weighted average shares used to compute earnings per share (diluted)	5,271,424	5,915,977	5,980,968	5,980,968	5,926,305	6,142,210	6,142,210
Selected Cash Flow Data:
Net cash provided by/(used in) operating activities	(2,724)	(1,015)	1,979	2,639	(106)	(1,473)	(1,866)
Net cash provided by/(used in) investing activities	24	(783)	(1,112)	(1,483)	(562)	(389)	(493)
Net cash provided by/(used in) financing activities	4,128	3,005	638	850	(192)	366	464

	As of and for the year ended December 31,				Six months ended June 30,
	2009	2010	2011	2011	2011	2012	2012
	(in thousands except for share and per-share data)

	€			$	€		$
Selected Balance Sheet Data:
Cash and cash equivalents	2,253	3,468	5,024	6,699	2,614	3,561	4,512
Total assets	12,763	13,433	20,502	27,337	15,265	25,163	31,880
Total current liabilities	2,335	2,162	3,713	4,951	3,704	5,232	6,629
Total non-current liabilities	2,483	1,298	1,647	2,196	1,231	1,462	1,852
Total equity	7,945	9,973	15,142	20,190	10,330	18,469	23,399

(1)
Our revenue for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

(2)
Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects.

(3)
Our research and development expenses for 2009, 2010 and 2011 consist solely of the unfunded costs of our publicly funded internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes. In 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, we recognized income from publicly-funded research and development projects of €2.8 million, €2.6 million, €2.2 million, €1.2 million and €0.6 million, respectively.

(4)
We had no current or deferred tax income in 2009 and 2010 due to the tax losses we incurred in those years. In addition, we did not recognize deferred tax assets in respect of our tax loss carry forwards in 2009 and 2010 because we had only generated losses in the prior years. Because we generated a profit in 2011 and anticipated generating profits going forward, we recognized a deferred tax asset in respect of our tax loss carry forwards in 2011 and thus realized a gain in deferred tax income of €2.6 million which, when netted against our net deferred tax liabilities of €0.1 million and income tax payable of €0.1 million, resulted in tax income of €2.4 million in that period. In the six months ended June 30, 2012, we had tax expenses of €1.8 million due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement and our estimated current and deferred tax expenses. Our recognition in income of the one-time licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income.

(5)
For 2009 and 2010, diluted earnings per share were equal to undiluted earnings per share because potentially dilutive securities were excluded from the diluted earnings per share calculations due to their anti-dilutive effects resulting from the losses in both years. As of December 31, 2011, a total of 130,140 options had been issued under our various stock option plans. The diluted earnings per share calculation in 2011 excluded 117,540 of these options because certain performance conditions attached to these options had not been fulfilled as of December 31, 2011. The remaining 12,600 options were included in the diluted earnings per share calculation for 2011. The warrants issued to Samsung Venture Investment Corporation in 2011 in connection with its initial investment in our company, see "Related Party Transactions — Samsung Warrants," did not result in a dilutive impact in 2011, and there were no additional issuances of potentially dilutive securities. There were no issuances of potentially dilutive securities in the six months ended June 30, 2012.

Other Financial and Operational Data

Adjusted Total Comprehensive Income

        Adjusted total comprehensive income is an unaudited non-GAAP financial measure which our management uses to monitor our operational performance. We define "adjusted total comprehensive income" as total comprehensive income, as determined under IFRS, adjusted to exclude share-based compensation expenses, non-capitalized offering expenses and deferred tax income. The following table shows our adjusted total comprehensive income for the periods under review:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Total comprehensive income(1)	(1,295)	(2,311)	3,593	(145)	2,435
Share-based compensation expense(2)	779	145	531	266	262
Non-capitalized offering expenses(3)	0	0	147	0	1,446
Deferred tax income	0	0	(2,481)	0	0

Adjusted total comprehensive income	(516)	(2,166)	1,790	121	4,143

(1)
Our total comprehensive income for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Our recognition in income of the one-time licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Income Statement — Revenue."

(2)
Our share-based compensation expenses for 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012 include both employee and non-employee related share-based compensation expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation."

(3)
Non-capitalized offering expenses are administrative expenses that are incurred in anticipation of this offering but are nevertheless not directly attributable to it. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Income Statement — Administrative expenses."

Adjusted Total Research and Development Expenses

        Adjusted total research and development expenses is an unaudited non-GAAP financial measure which our management uses to monitor our total spending associated with internal and customer-sponsored research and development projects. We define "adjusted total research and development expenses" as our research and development expenses, as determined under IFRS, adjusted to include income from publicly funded internal research and development projects, which is netted against our research and development costs for reporting purposes under IFRS, and to include the portion of our cost of sales related to research and development projects. The following table shows our adjusted total research and development expenses for the periods under review:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Research and development expenses	(2,620)	(1,981)	(1,633)	(1,041)	(3,474)
Add: income from publicly-funded R&D projects(1)	(2,796)	(2,625)	(2,152)	(1,209)	(593)
Add: cost of sales related to R&D projects(2)	(508)	(1,048)	(3,584)	(1,232)	(112)

Adjusted total research and development expenses	(5,924)	(5,654)	(7,369)	(3,482)	(4,179)

(1)
Our research and development expenses for 2009, 2010 and 2011 consist solely of the unfunded costs of our publicly funded internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes.

(2)
Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited annual and unaudited interim financial statements and the accompanying notes and other financial information included elsewhere in this prospectus. We have prepared our financial statements in accordance with IFRS as issued by the IASB.

        This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made. Except for any ongoing obligation to disclose material information as required by the U.S. federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings "Risk Factors" and "Forward-Looking Statements."

Overview

        We are a leader in the research, development and commercialization of technologies and materials that enhance the performance of OLEDs. OLEDs are solid-state devices composed of multiple thin layers of organic materials, collectively known as the OLED stack, that emit light when electricity is applied to them. Through our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise, we offer OLED display and lighting manufacturers customized solutions to optimize the performance, power efficiency, stability and lifetime of their products while decreasing their manufacturing complexity and cost. We believe that we are currently the only company licensing and selling organic conductivity doping technology and materials for use in the commercial mass production of displays in the OLED industry.

        The market for OLED flat panel display products is growing rapidly. OLED displays offer superior image quality, increased power efficiency and a thinner, lighter form factor as compared to existing liquid crystal displays, or LCDs, and plasma displays. According to DisplaySearch, the market share of OLED displays has grown from $0.6 billion, or 1%, of the flat panel display market in 2008 to $3.7 billion, or nearly 4%, of the flat panel display market in 2011, which represents a CAGR of 83%. Small-sized OLED displays have achieved significant penetration in the smartphone market, and, according to our estimates based on data provided by International Data Corporation and DisplaySearch, accounted for approximately 17% of total smartphone sales in 2011. Medium-sized OLED displays are being introduced in tablet PCs, and Samsung Display and LG Display, the leading flat panel display manufacturers, have recently announced plans to launch large-sized OLED televisions for the high-end consumer market. DisplaySearch projects that OLED display revenues will increase from $1.6 billion in 2010 to $25.5 billion in 2018 at a CAGR of 41%.

        Commercial interest in OLED lighting products is also strong. Because OLED devices efficiently produce diffuse, homogenous light from a flat, thin surface, they offer new opportunities for lighting installation and design. For example, Philips a company with which we have collaborated on OLED research since 2003, recently announced its intention to offer decorative and performance lighting products based on OLED technology. We estimate that the nascent OLED lighting market will develop into at least a $3.5 billion global market by 2018 and DisplaySearch and NanoMarkets project that the OLED lighting market will develop into a $6.2 billion and $9.9 billion global market, respectively, over the same period.

        We were founded in 2001 as a spin-off from the Technical University of Dresden, Germany, with an initial focus on research and development in the field of applied optoelectronics, in particular developing technologies and materials to enhance the performance, power efficiency, stability and lifetimes of OLEDs. We commenced operations in 2003 and as a result of our research success, including the ongoing development of our organic conductivity doping technology and the development of additional proprietary materials from 2003 onward, began to enter into research and development, cooperation and licensing agreements with OLED product manufacturers, such as Philips in 2004, Pioneer in 2005, Samsung Mobile Display, now Samsung Display, Panasonic and Osram in 2006, Astron FIAMM in 2007 and LG Display in 2009. As our business has grown and the use of our organic conductivity doping technology and materials has become more widespread, revenues from sales of our proprietary materials to leading OLED display manufacturers, such as Samsung Display and LG Display, have contributed an increasingly large portion of our overall revenues in 2010 and 2011, and the six months ended June 30, 2012. Samsung Display currently uses one of our doping materials in the mass production of its OLED smartphone displays, and LG Display also uses the same doping material in its OLED smartphone displays. We anticipate that our future growth will be driven primarily by sales of our materials for use in the mass production of OLED displays in smartphones, tablet PCs and televisions.

        We completed our first venture capital financing round in 2003, and successfully raised venture capital again in 2005 and 2009. In September 2011, Samsung Venture Investment Corporation acquired what is now, following the June 2012 share capital increase resulting from the exercise of certain of its warrants, a 10.3% stake in us, which we believe validates our market position as a leading provider of customized OLED stack solutions based on organic conductivity doping technology and materials.

Results of Operations

        The following discussion describes the components of our income statement and certain factors affecting our results of operations.

Overview of Income Statement

Revenue

        Our revenues consist of sales of our proprietary materials, licensing fees and royalties received from licensing our proprietary technology, and fees from research and development projects that we conduct on a contractual basis for third parties, which we call customer-sponsored research and development projects. Our revenue growth has accelerated significantly in 2011 and in the first six months of 2012, and we anticipate that our revenues will grow faster than the overall OLED industry as we increase both the use of our proprietary technology and materials within the OLED industry and the portion of the OLED industry that our solutions address.

        Sales of one of our doping materials to Samsung Display for use in its OLED smartphone displays accounted for approximately 10%, 35%, 59% and 43% of our revenues in 2009, 2010, 2011 and the six months ended June 30, 2012, respectively. Without our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement, sales of one of our doping materials to Samsung Display would have accounted for approximately 79% of our revenues in the six months ended June 30, 2012. LG Display also uses the same doping material in its OLED smartphone displays, and both manufacturers are testing this doping material for use in their future OLED smartphones and televisions. As our business has grown and use of our technology and materials has become more widespread, sales of our materials have become the largest source of our revenues. Nearly all of our revenues from sales of materials are from sales of doping materials, as sales of host, outcoupling, blocking and p-n junction materials currently account for only a small portion of our revenues. We anticipate that our short- and medium-term revenue growth will be driven largely by continued sales of our proprietary doping materials to both Samsung Display and LG Display.

        In June 2012, we entered into a licensing agreement with Samsung Display with respect to our Novaled PIN OLED® technology. The licensing agreement grants Samsung Display a license to produce and sell AMOLED display modules using our Novaled PIN OLED® technology and any improvements or enhancements to it. Under the terms of the licensing agreement, Samsung Display is required to exclusively purchase doping materials from us until 2016, after which it may use our Novaled PIN OLED® technology with doping materials purchased from other suppliers. Our licensing agreement with Samsung Display provides for increasing minimum annual purchase requirements for our doping materials until 2016 and requires us to offer certain price discounts to Samsung Display based on its annual purchase volume of our doping materials. As part of the consideration for licensing our Novaled PIN OLED® technology, Samsung Display paid us a one-time non-refundable licensing fee of $10 million in August 2012, which was required to be recognized in income in the second quarter of 2012 under IFRS. For more information, see "Our Company — Material Contracts — Samsung Display."

        In 2009, we entered into a licensing agreement with Astron FIAMM for the use of our technology in its signal and lighting products, and a licensing agreement with the Fraunhofer Gesellschaft zur Förderung der angewandten Forschung e.V., on behalf of IPMS, for the use of our technology in lighting, signage, displays, integrated optoelectronics and solar cells. Although these licensing agreements remain in effect until the expiration of their last covered patent, all of the fees we received under them in 2009, 2010 and 2011 were required to be recognized in 2009 under IFRS. Our licensing agreements with Astron FIAMM and IPMS also provide for the payments of royalties based on the use of the licensed technology, although we have yet to generate significant royalties from these agreements. Under IFRS, we typically recognize revenues from our licensing agreements as of the date on which we entered into the agreement, although we may recognize revenues over the lifetime of the agreement if we have ongoing obligations under the agreement.

        In the periods under review, we conducted customer-sponsored research and development projects with a variety of product manufacturers, including Astron FIAMM, Cambridge Display Technology, Saint-Gobain, Samsung Display and LG Display, to explore the application of our technology and materials to their products. Revenues from customer-sponsored research and development projects are recognized over the lifetime of the project if the progress of the project can be measured reliably. If the progress of the project cannot be measured reliably, revenue is recognized when the project is completed.

        Under IFRS, income recognized from publicly funded research and development projects is not included in our revenues as this income is netted against our research and development costs for reporting purposes. In 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, we recognized income from publicly funded research and development projects of €2.8 million, €2.6 million, €2.2 million, €1.2 million and €0.6 million, respectively. Although income from publicly funded research and development projects declined in the six months ended June 30, 2012 due to the completion of several of our publicly funded projects in 2011. We anticipate that income from our publicly funded research and development projects will be approximately €2.0 million for the full year 2012 and on an annual basis going forward.

        Companies which report their financial results using US GAAP are not required to net income recognized from publicly funded research and development projects against their research and development costs and instead include such income in their revenues. The following table adjusts our revenues to include income from our publicly funded internal research and development projects.

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Revenue(1)	6,426	6,856	17,405	6,353	17,603
Income from publicly funded R&D projects	2,796	2,625	2,152	1,209	593

Adjusted revenue(2)	9,222	9,481	19,557	7,562	18,195

(1)
Our revenue for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

(2)
Adjusted revenue is an unaudited non-GAAP financial measure which our management uses to monitor our operational performance. We define "adjusted revenue" as revenue, as determined under IFRS, adjusted to include income from publicly funded research and development projects. Our management uses and intends to use non-GAAP adjusted revenue to manage and evaluate our performance, and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our IFRS reporting, to assist investors in analyzing the factors and trends affecting our business performance. We believe that the most directly comparable IFRS measure is revenue.

        Because we report our financial results in euros and receive the majority of our revenues in U.S. dollars, fluctuations in the value of the euro and the dollar affect our reported revenues. An increase in the value of the dollar relative to the euro would lead to higher reported revenues, and a decrease to lower reported revenues. Currently, we individually hedge the value of every sale of our materials, except, in rare cases, where favorable exchange rate movements are expected.

Cost of sales

        Our cost of sales consists of the costs associated with acquiring the materials that we sell, research and development costs associated with revenues generated by customer-sponsored research and development projects, operating lease expenses, depreciation and amortization and other costs. Currently, the materials we sell to Samsung Display and LG Display are manufactured for us exclusively by BASF on a contract basis, and we anticipate continuing to outsource the manufacture of our materials in the future.

        Cost of sales related to revenues from sales of materials in 2009, 2010, 2011 and the six months ended June 30, 2012 were €0.9 million, €1.9 million, €5.2 million and €3.6 million, respectively. In the same periods, cost of sales related to research and development projects were €0.5 million, €1.0 million, €3.6 million and €0.1 million, respectively. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, both the costs of our non-publicly funded internal research and development projects and the costs of our customer-sponsored research and development projects are included in our cost of sales for these periods. Because we implemented new financial tracking procedures in 2012 for our customer-sponsored research and development projects, we can now separate the costs of our internal and customer-sponsored research and development projects. Accordingly, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects. For more information, see "— Results of Operations — Overview of Income Statement — Research and development expenses."

Gross profit

        Our gross profit consists of the difference between our revenues and our cost of sales. Because we purchase the supplies used in the production of our materials in euros and receive revenues from the sales of these materials primarily in U.S. dollars, fluctuations in the value of the euro and the dollar may affect our gross profit margin. Because we may offer price discounts to our customers, the profitability of our materials sales depends on our ability to control our cost of sales, including the costs of producing our proprietary materials.

        In the six months ended June 30, 2012, our gross profit margin was positively impacted by our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Without our recognition of this one-time licensing fee, our gross profit margin for the six months ended June 30, 2012 would have been 60%.

Sales and marketing expenses

        Our sales and marketing expenses consist of personnel expenses, marketing costs, commissions, supplies and goods, depreciation and amortization and other expenses. The commissions we pay to our sales representatives are approximately 1% of the sales price of the goods sold.

Administrative expenses

        Our administrative expenses include personnel expenses, legal and consulting fees, operating lease expenses, depreciation and amortization and other expenses. Expenses that are incurred in anticipation of this offering but are nevertheless not directly attributable to it are recognized as administrative expenses, and we refer to these expenses as non-capitalized offering expenses. In 2011 and the six months ended June 30, 2012, we had non-capitalized offering expenses of zero and €1.4 million, respectively. In the same periods, we had capitalized expenses directly attributable to this offering of €0.2 million and €0.9 million, respectively. We refer to these expenses as capitalized offering expenses, and we anticipate that they will be netted against equity upon closing of this offering. We also incurred additional administrative expenses as part of our preparation for this offering of zero and €0.4 million in the six months ended June 30, 2011 and June 30, 2012, respectively.

Research and development expenses

        Our research and development expenses consist of the costs incurred to improve our existing technology and materials and to develop new technologies and materials. Because the markets for OLED technology, and particularly OLED display technology, are changing rapidly, our ability to develop innovative technologies and materials is crucial to our continued success.

        We incur research and development costs in relation to internal and customer-sponsored research and development projects. Under IFRS, research and development costs associated with customer-sponsored research and development projects are included in our cost of sales, and research and development costs associated with our internal research and development projects are included in our research and development expenses. Because we have obtained public funding to help finance the cost of certain internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes.

        We have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function. Accordingly, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. Although we can reliably determine our costs for publicly funded internal research and development projects in these periods, we cannot distinguish between the costs of our non-publicly funded internal research and development projects and the costs of our customer-sponsored research and development projects. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for 2009, 2010 and 2011, and our research and development expenses for these periods consist solely of the unfunded costs of our publicly funded internal research and development projects. Because we implemented new financial tracking procedures in 2012 for our customer-sponsored research and development projects, we can now separate the costs of our internal and customer-sponsored research and development projects. Accordingly, our research and development expenses for the six months ended June 30, 2012 include all of our research and development costs for internal projects, whether publicly funded or not. For more information on our research and development expenses, see "— Results of Operations — Adjusted Total Research and Development Expenses."

        Development costs under IFRS are generally required to be capitalized if the product or process being developed is technically and commercially feasible, the costs of the development can be measured reliably, there are probable future economic benefits from the development and we have sufficient intent and resources to complete the development and use or sell the resulting asset. We believe that we will continue to expense most of our future development costs as our internal research and development projects typically focus on gaining new scientific or technical knowledge instead of specific product development.

Other income

        Our other income consists of income from exchange gains and other income. We hold a small amount of cash in U.S. dollars, Japanese yen and Korean won, as well as other financial instruments denominated in Japanese yen, Korean won, Swiss francs and British pounds. The value of these holdings may change based on currency rate fluctuations in the value of the euro, U.S. dollar, Japanese yen, Korean won, Swiss franc and British pound.

Other expenses

        Our other expenses consist of expenses from exchange losses, expenses from changes in the fair value of the foreign currency options we hold for hedging purposes, incidental costs of monetary transactions and other expenses.

Finance income and finance costs

        Finance income consists of interest income on loans and receivables. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

        Finance costs consist of interest expense on borrowings, changes in the value of our provisions and impairment losses recognized on financial assets. Our interest expense consists of the interest from our loans, payments on our silent partnership interest and the interest portion of our lease payments on our finance leases. Borrowing costs are recognized in profit or loss using the effective interest method. In connection with this offering, we intend to terminate our silent partnership interest, which consists of a €750 thousand equity contribution on which we pay a fixed interest rate of 8%, and repay the equity contribution, as well as any interest and surcharges, shortly after the closing of this offering. Because of this intended repayment, we have recognized a €354 thousand increase in the carrying value of our silent partnership interest in 2011 for projected payments in connection with the early termination of the silent partnership.

Tax income

        Our tax income consists of current German and foreign income taxes and changes in the value of our German and foreign deferred tax assets and liabilities. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income. Our income taxes in Germany are based on our financial results as reported under German GAAP which may differ from our financial results as reported under IFRS.

        We had no current or deferred tax income in 2009 and 2010 due to the tax losses we incurred in those years. In addition, we did not recognize deferred tax assets in respect of our tax loss carry forwards in 2009 and 2010 because we had only generated losses in the prior years. Because we generated a profit in 2011 and anticipated generating profits going forward, we recognized a deferred tax asset in respect of our tax loss carry forwards in 2011 and thus realized a gain in deferred tax income of €2.6 million which, when netted against our net deferred tax liabilities of €0.1 million and income tax payable of €0.1 million, resulted in tax income of €2.4 million in this period. In the six months ended June 30, 2012, we had tax expenses of €1.8 million due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement and our estimated current and deferred tax expenses. Our recognition in income of the one-time licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income.

        Under German law, use of our tax loss carry forwards is restricted in two ways. First, we may only use our tax loss carry forwards to offset up to €1 million in taxable income without restriction. At least 40% of our taxable income over €1 million must remain subject to taxation. Second, German law restricts our ability to use our tax loss carry forwards if there is a change in ownership of our company. We will lose our tax loss carry forwards on a pro rata basis in case of an aggregate change of ownership of 25% to 50% of the shares of our company within five years. If more than 50% of the shares of our company are transferred within five years, all of our tax loss carry forwards will be lost.

        We anticipate that we will be able to offset a portion of our future taxable income with our accumulated tax loss carry forwards of €6.1 million for German corporate tax purposes and €5.9 million for German trade tax purposes. If our earnings develop as expected, our tax loss carry forwards will likely be exhausted by the end of 2013. We anticipate recognizing tax expense in 2012 and 2013 associated with the unwinding of a portion of the deferred tax asset recognized in respect of our tax loss carry forwards. From 2014 on, we expect our effective tax rate to be in line with the general German corporate tax rate of 30%.

Other Categories of Expenses Affecting Results

Personnel expenses

        Our personnel expenses consist of wages and salaries paid to our personnel, social security costs paid on their behalf, contributions to defined contribution plans and share-based compensation expenses. Personnel expenses are included in cost of sales, administrative, sales and marketing and research and development expenses. As part of our business strategy, we anticipate hiring additional personnel in 2012 and 2013 which will result in increased personnel expenses. We anticipate that our personnel expenses will grow at a substantially slower rate than our revenues.

        Our personnel expenses in 2009, 2010, 2011 and the six months ended June 30, 2012 included employee share-based compensation expenses of €762 thousand, €20 thousand, €514 thousand and €262 thousand, respectively. Share-based compensation expenses are calculated based on the fair value of the options as of their grant date. For more information, see "— Critical Accounting Policies — Share-Based Compensation."

        Due to the additional issuance of shares to Dr. Jan Blochwitz-Nimoth and Dr. Martin Pfeiffer, we anticipate increased share-based compensation expenses in the second half of 2012. For more information, see "Description of Share Capital — Changes in Our Share Capital During the Last Three Fiscal Years." We also anticipate additional share-based compensation expense in the second half of 2012 under our revised agreement with the professor. For more information, see "Company Overview — Intellectual Property — Our Patents."

Operating lease expenses

        Our operating lease expenses relate to our office space, and are included in cost of sales, administrative and research and development expenses. We currently rent our office space at below market rates from a joint public/private corporation partially owned by the city of Dresden and the Technical University of Dresden. Our current lease expires on December 31, 2012. Although it may be possible to extend our lease, the office space we currently use is intended for startup technology companies, and we anticipate that we will have to move at the end of 2012 or the beginning of 2013 to new office space that will be priced at market rates.

        This move will facilitate the growth of our company as we plan on moving from our current facilities of approximately 2,700 square meters in size to a new facility of over 4,000 square meters. The costs of the move are being financed from our cash on hand, and as a result of this move, we expect that our operating lease expenses will increase in the future.

Depreciation and amortization expenses

        Depreciation and amortization expenses are included in cost of sales, administrative and sales and marketing expenses. Our depreciation expenses are primarily related to the equipment we use in the testing and pilot production of our technology and materials. In 2009, 2010, 2011 and the six months ended June 30, 2012, our depreciation expenses were €531 thousand, €668 thousand, €768 thousand and €474 thousand, respectively.

        Because we have not capitalized any of our development expenses, our amortization expenses are primarily related to amortization of our patents. In 2009, 2010, 2011 and the six months ended June 30, 2012, our amortization expenses were €141 thousand, €147 thousand, €169 thousand and €99 thousand, respectively.

Results of Operations

        The following table sets forth our statements of comprehensive income for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Revenue(1)	6,426	6,856	17,405	6,353	17,603
Cost of sales	(1,403)	(2,958)	(8,743)	(3,020)	(3,832)
Thereof cost of sales of materials	(895)	(1,909)	(5,158)	(1,727)	(3,648)
Thereof research and development(2)	(508)	(1,048)	(3,584)	(1,232)	(112)

Gross profit	5,023	3,898	8,662	3,333	13,771
Sales and marketing expenses	(989)	(1,256)	(1,478)	(650)	(1,138)
Administrative expenses	(2,580)	(2,863)	(4,090)	(1,685)	(4,756)
Research and development expenses(3)	(2,620)	(1,981)	(1,633)	(1,041)	(3,474)
Other income	79	128	545	76	277
Other expenses	(72)	(138)	(337)	(128)	(420)

Results from operating activities	(1,159)	(2,212)	1,669	(95)	4,260
Finance income	55	45	29	14	8
Finance costs	(191)	(144)	(480)	(61)	(79)
Net finance costs	(136)	(99)	(451)	(47)	(71)

Profit before tax	(1,295)	(2,311)	1,218	(142)	4,189
Tax income/(expense)(4)	0	0	2,375	(3)	(1,754)

Profit and total comprehensive income	(1,295)	(2,311)	3,593	(145)	2,435

(1)
Our revenue for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

(2)
Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects.

(3)
Our research and development expenses for 2009, 2010 and 2011 consist solely of the unfunded costs of our publicly funded internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes. In 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, we recognized income from publicly-

  funded research and development projects of €2.8 million, €2.6 million, €2.2 million, €1.2 million and €0.6 million, respectively.

(4)
We had no current or deferred tax income in 2009 and 2010 due to the tax losses we incurred in those years. In addition, we did not recognize deferred tax assets in respect of our tax loss carry forwards in 2009 and 2010 because we had only generated losses in the prior years. Because we generated a profit in 2011 and anticipated generating profits going forward, we recognized a deferred tax asset in respect of our tax loss carry forwards in 2011 and thus realized a gain in deferred tax income of €2.6 million which, when netted against our net deferred tax liabilities of €0.1 million and income tax payable of €0.1 million, resulted in tax income of €2.4 million in this period. In the six months ended June 30, 2012, we had tax expenses of €1.8 million due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement and our estimated current and deferred tax expenses. Our recognition in income of the one-time licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income.

Adjusted Total Comprehensive Income

        Adjusted total comprehensive income is an unaudited non-GAAP financial measure which our management uses to monitor our operational performance. We define "adjusted total comprehensive income" as total comprehensive income, as determined under IFRS, adjusted to exclude share-based compensation expenses, non-capitalized offering expenses and deferred tax income. Our management uses and intends to use non-GAAP adjusted total comprehensive income to manage and evaluate our performance, and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our IFRS reporting, to assist investors in analyzing the factors and trends affecting our business performance. We believe that the most directly comparable IFRS measure is total comprehensive income. The following table adjusts our total comprehensive income to remove share-based compensation expenses, non-capitalized offering expenses and tax income for the periods under review.

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Total comprehensive income(1)	(1,295)	(2,311)	3,593	(145)	2,435
Share-based compensation expense(2)	779	145	531	266	262
Non-capitalized offering expenses(3)	0	0	147	0	1,446
Deferred tax income	0	0	(2,481)	0	0

Adjusted total comprehensive income	(516)	(2,166)	1,790	121	4,143

(1)
Our total comprehensive income for the six months ended June 30, 2012 includes our recognition in income of €8.0 million which represents the pre-tax euro equivalent value of the one-time non-refundable licensing fee of $10 million paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Our recognition in income of the one-time licensing fee from Samsung Display resulted in certain tax expenses, including €0.8 million of tax expenses due to foreign withholding taxes applicable to the payment of the licensing fee. These €0.8 million foreign withholding tax expenses may be creditable against our German income tax expenses at the end of 2012 and if not will be deductible from our German taxable income. See " — Results of Operations — Overview of Income Statement — Revenue."

(2)
Our share-based compensation expenses for 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012 include both employee and non-employee related share-based compensation expenses. See " — Critical Accounting Policies — Share-Based Compensation."

(3)
Non-capitalized offering expenses are administrative expenses that are incurred in anticipation of this offering but are nevertheless not directly attributable to it. See " — Results of Operations — Overview of Income Statement — Administrative expenses."

Adjusted Total Research and Development Expenses

        Adjusted total research and development expenses is an unaudited non-GAAP financial measure which our management uses to monitor our total spending associated with internal and customer-sponsored research and development projects. We define "adjusted total research and development expenses" as our research and development expenses, as determined under IFRS, adjusted to include income from publicly funded internal research and development projects, which is netted against our research and development costs for reporting purposes under IFRS, and to include the portion of our cost of sales related to research and development projects. Our management uses and intends to use adjusted total research and development expenses to evaluate our total spending on research and development projects, and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our IFRS reporting, to assist investors in analyzing the factors and trends affecting our growth and business performance. We believe that the most directly comparable IFRS measure is research and development expenses. The following table adjusts our research and development expenses to include income from publicly funded internal research and development projects and to include the portion of our cost of sales related to research and development projects.

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Research and development expenses	(2,620)	(1,981)	(1,633)	(1,041)	(3,474)
Add: income from publicly-funded R&D projects(1)	(2,796)	(2,625)	(2,152)	(1,209)	(593)
Add: cost of sales related to R&D projects(2)	(508)	(1,048)	(3,584)	(1,232)	(112)

Adjusted total research and development expenses	(5,924)	(5,654)	(7,369)	(3,482)	(4,179)

(1)
Our research and development expenses for 2009, 2010 and 2011 consist solely of the unfunded costs of our publicly funded internal research and development projects. Under IFRS, any public funding we receive for our internal research and development projects must be netted against our research and development costs for reporting purposes.

(2)
Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, we did not separately track our costs for internal and customer-sponsored research and development projects in 2009, 2010 and 2011. As a result, the costs of our non-publicly funded internal research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-

  sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Revenue

        The following table shows our revenues by major category:

	Six months ended June 30,
	2011	2012	% change
	(in € thousands)
Sales of materials	5,418	9,225	70%
Licensing fees and royalties	0	8,014	—
Research and development services	936	364	(61)%

Total	6,353	17,603	177%

        Our revenues increased by 177% from €6.4 million in the six months ended June 30, 2011 to €17.6 million in the six months ended June 30, 2012, driven primarily by our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement and increased sales of our materials. In the six months ended June 30, 2012, revenues denominated in U.S. dollars were $20.0 million and accounted for 89% of our total revenues, up from $6.2 million and 70% of our total revenues in the six months ended June 30, 2011. Without our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement, our revenues denominated in U.S. dollars would have been $10.0 million in the six months ended June 30, 2012. On a constant currency basis, our revenues increased by €9.7 million or 153% in the six months ended June 30, 2012.

        Revenues from sales of materials increased by 70% from €5.4 million in the six months ended June 30, 2011 to €9.2 million in the six months ended June 30, 2012 and accounted for 52% of our total revenues in the six months ended June 30, 2012, down from 85% in the six months ended June 30, 2011. Our increased materials sales were largely due to sales of our materials to Samsung Display, which increased by 121% from €3.4 million in the six months ended June 30, 2011 to €7.5 million in the six months ended June 30, 2012 and accounted for 43% of our revenues in the six months ended June 30, 2012.

        Revenues from licensing agreements increased from zero in the six months ended June 30, 2011 to €8.0 million in the six months ended June 30, 2012, due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

        Revenues from research and development services decreased by 61% from €936 thousand in the six months ended June 30, 2011 to €364 thousand in the six months ended June 30, 2012 because we had fewer research and development projects and provided fewer services for those projects.

Cost of Sales and Gross Profit

        Cost of sales increased by 27% from €3.0 million in the six months ended June 30, 2011 to €3.8 million in the six months ended June 30, 2012, driven primarily by the increase in our sales of materials. Gross profit increased 313% from €3.3 million in the six months ended June 30, 2011 to €13.8 million in the six months ended June 30, 2012, driven by our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

        Our gross profit margin increased from 52% in the six months ended June 30, 2011 to 78% in the six months ended June 30, 2012, primarily due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display. Without our recognition of this one-time licensing fee, our gross profit margin for the six months ended June 30, 2012 would have been 60%. Our cost of sales as a proportion of materials sales revenues increased in the three months ended June 30, 2012 as compared to the three months ended March 31, 2012, due to retroactive price discounts we granted to Samsung Display under our licensing agreement.

        In the six months ended June 30, 2011 and June 30, 2012, €1.7 million and €3.6 million, respectively, of our cost of sales were associated with revenues from sales of materials, and €1.2 million and €0.1 million, respectively, of our cost of sales were associated with research and development projects. For fiscal periods prior to the six months ended June 30, 2012, we did not separately track our costs for internal and customer-sponsored research and development projects. As a result, both the costs of our non-publicly funded internal research and development projects and the costs of our customer- sponsored research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects. For more information, see "— Results of Operations — Overview of Income Statement — Cost of sales."

Sales and Marketing Expenses

        Sales and marketing expenses increased by 75% from €0.7 million in the six months ended June 30, 2011 to €1.1 million in the six months ended June 30, 2012, primarily due to an increase in commissions of 74% from €171 thousand in the six months ended June 30, 2011 to €297 thousand in the six months ended June 30, 2012, which resulted from increased sales of our materials, and due to our participation in the Light & Building trade fair in Frankfurt, Germany.

Administrative Expenses

        Administrative expenses increased by 182% from €1.7 million in the six months ended June 30, 2011 to €4.8 million in the six months ended June 30, 2012. This increase was primarily due to an increase in non-capitalized offering expenses from zero in the six months ended June 30, 2011 to €1.4 million in the six months ended June 30, 2012 resulting from increased advisory fees in connection with this offering and an increase in other consulting, legal and accounting fees from €0.2 million in the six months ended June 30, 2011 to €1.1 million in the six months ended June 30, 2012 resulting from our preparation for this offering and the growth of our business. Our increased administrative expenses were also due to an increase in our personnel expenses from €0.8 million in the six months ended June 30, 2011 to €1.0 million in the six months ended June 30, 2012 resulting from the growth of our business.

Research and Development Expenses

        Research and development expenses increased by 234% from €1.0 million in the six months ended June 30, 2011 to €3.5 million in the six months ended June 30, 2012, primarily due to an increase of €3.3 million resulting from improved tracking of our internal and customer-sponsored research and development costs. This increase was also due to a decrease in income from publicly funded research and development projects from €1.2 million in the six months ended June 30, 2011 to €0.6 million in the six months ended June 30, 2012 resulting from the completion of major projects in 2011 with comparatively high public funding rates. Our research and development expenses also increased due to an increase in personnel expenses from €2.0 million in the six months ended June 30, 2011 to €2.4 million in the six months ended June 30, 2012 resulting from increased research and development activities and an increase in raw materials and supplies expenses from €0.4 million in the six months ended June 30, 2011 to €0.7 million in the six months ended June 30, 2012 resulting from increased research and development activities.

        For fiscal periods prior to the six months ended June 30, 2012, we did not separately track our costs for internal and customer-sponsored research and development projects, and our research and development expenses for these periods consist solely of the unfunded costs of our publicly funded internal research and development projects. As a result, €3.3 million of our research and development expenses in the six months ended June 30, 2012 would have been included in cost of sales under the tracking method used for fiscal periods prior to the six months ended June 30, 2012. Because we can now separate the costs of our internal and customer-sponsored research and development projects, our research and development expenses for the six months ended June 30, 2012 include all of our research and development costs for internal projects, whether publicly funded or not. For more information, see "— Results of Operations — Overview of Income Statement — Research and development expenses."

        Income from publicly funded research and development projects of €1.2 million in the six months ended June 30, 2011 and €0.6 million in the six months ended June 30, 2012 was netted against our research and development costs. The decrease in income from publicly funded research and development projects was primarily due to the completion of major projects in 2011 with comparatively high public funding rates. In the six months ended June 30, 2011 and June 30, 2012, none of our development costs were capitalized.

Other Income and Expenses

        Other income increased by 264% from €76 thousand in the six months ended June 30, 2011 to €277 thousand in the six months ended June 30, 2012, primarily due to foreign exchange gains. Other expenses increased by 228% from €128 thousand in the six months ended June 30, 2011 to €420 thousand in the six months ended June 30, 2012, primarily due to an increase of expenses from foreign exchange losses from €108 thousand in the six months ended June 30, 2011 to €281 thousand in the six months ended June 30, 2012 and an increase in impairment of receivables from zero in the six months ended June 30, 2011 to €81 thousand in the six months ended June 30, 2012.

Results from Operating Activities

        Our results from operating activities increased from a €95 thousand loss in the six months ended June 30, 2011 to a €4.3 million gain in the six months ended June 30, 2012, primarily due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Without our recognition in income of this one-time licensing fee, our expenses would have grown more quickly than our revenues in the six months ended June 30, 2012, primarily due to the retroactive price discounts we granted to Samsung Display under our licensing agreement and the significant increase in our administrative expenses resulting from this offering.

Finance Income and Finance Cost

        Our net finance costs increased by 51% from €47 thousand in the six months ended June 30, 2011 to €71 thousand in the six months ended June 30, 2012, primarily due to a decrease in interest income from €14 thousand in the six months ended June 30, 2011 to €8 thousand in the six months ended June 30, 2012, an increase in our interest expense for long-term debt from €26 thousand in the six months ended June 30, 2011 to €33 thousand in the six months ended June 30, 2012 and an increase in our accounting reserves for profit sharing with our silent partnership from €31 thousand in the six months ended June 30, 2011 to €46 thousand in the six months ended June 30, 2012.

Profit Before Tax

        Profit before tax increased from a loss of €0.1 million in the six months ended June 30, 2011 to a profit of €4.2 million in the six months ended June 30, 2012, primarily due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement.

Tax Income

        Our tax expense increased from €3 thousand in the six months ended June 30, 2011 to €1.8 million in the six months ended June 30, 2012, primarily due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement and our estimated current and deferred tax expenses.

Profit and Total Comprehensive Income

        Our profit and total comprehensive income increased from a loss of €0.1 million in the six months ended June 30, 2011 to a profit of €2.4 million in the six months ended June 30, 2012, primarily due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Excluding share-based compensation expenses, non-capitalized offering expenses and deferred tax income, our total comprehensive income increased from a gain of €0.1 million in the six months ended June 30, 2011 to a gain of €4.1 million in the six months ended June 30, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

        The following table shows our revenues by major category:

	Year ended December 31,
	2010	2011	% change
	(in € thousands)
Sales of materials	5,363	15,185	183%
Licensing fees and royalties	0	0	0%
Research and development services	1,493	2,220	49%

Total	6,856	17,405	154%

        Our revenues increased by 154% from €6.9 million in 2010 to €17.4 million in 2011. In 2011, sales denominated in U.S. dollars were $17.9 million and accounted for 73% of our total revenues, up from $3.4 million and 38% of our total revenues in 2010. On a constant currency basis, our revenues increased by €11.3 million or 165% in 2011.

        Revenues from sales of materials increased by 183% from €5.4 million in 2010 to €15.2 million in 2011 and accounted for 87% of our total revenues in 2011, up from 78% in 2010. This increase was largely due to sales of our materials to Samsung Display, which increased by 328% from €2.4 million in 2010 to €10.2 million in 2011 and accounted for approximately 59% of our revenues in 2011.

        We had no revenues from licensing agreements in 2011 because we did not enter into any new licensing agreements and because the fees from our ongoing licensing agreements with Astron FIAMM and IPMS were recognized in 2009.

        Revenues from research and development services increased by 49% from €1.5 million in 2010 to €2.2 million in 2011, primarily due to new customer-sponsored research and development projects.

Cost of Sales and Gross Profit

        Cost of sales increased by 196% from €3.0 million in 2010 to €8.7 million in 2011, driven primarily by the increase in our sales of materials and by increased research and development costs associated with customer-sponsored research and development projects. Gross profit increased 122% from €3.9 million in 2010 to €8.7 million in 2011, and our gross profit margin decreased from 57% in 2010 to 50% in 2011, primarily due to the inclusion of an increased portion of our research and development costs in our costs of sales.

        In 2010 and 2011, €1.9 million and €5.2 million, respectively, of our cost of sales were associated with revenues from sales of materials, and €1.0 million and €3.6 million, respectively, of our cost of sales were associated with research and development projects. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, and did not separately track our costs for internal and customer-sponsored research and development projects, both the costs of our non-publicly funded internal research and development projects and the costs of our customer-sponsored research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects. For more information, see "— Results of Operations — Overview of Income Statement — Cost of sales."

Sales and Marketing Expenses

        Sales and marketing expenses increased by 18% from €1.3 million in 2010 to €1.5 million in 2011, primarily due to an increase in commissions of 116% from €190 thousand in 2010 to €411 thousand in 2011 which resulted from increased sales of our materials.

Administrative Expenses

        Administrative expenses increased by 43% from €2.9 million in 2010 to €4.1 million in 2011, primarily due to an increase in share-based compensation expenses from €19 thousand in 2010 to €484 thousand in 2011, an increase in auditing expenses from €28 thousand in 2010 to €190 thousand in 2011 and an increase in legal and consulting expenses from €12 thousand in 2010 to €149 thousand in 2011. The increase in share-based compensation expense resulted from additional grants of stock options to our employees, and our increased auditing and legal and consulting expenses resulted from the growth of our company and our preparation for this offering.

Research and Development Expenses

        Research and development expenses decreased by 18% from €2.0 million in 2010 to €1.6 million in 2011, primarily due to the inclusion of a larger portion of our overall research and development costs in cost of sales. Income from publicly funded research and development projects of €2.6 million in 2010 and €2.2 million in 2011 was netted against our research and development costs. In 2010 and 2011, none of our development costs were capitalized.

        Because we have historically accounted for our research and development expenses under German GAAP using the total cost method (Gesamtkostenverfahren), in which costs are reported based on their nature rather than their function, and did not separately track our costs for internal and customer-sponsored research and development projects in 2010 and 2011, our research and development expenses for these periods consist solely of the unfunded costs of our publicly funded internal research and development projects. Because we can now separate the costs of our internal and customer-sponsored research and development projects, our research and development expenses for the six months ended June 30, 2012 include all of our research and development costs for internal projects, whether publicly funded or not. For more information, see "— Results of Operations — Overview of Income Statement — Research and development expenses."

Other Income and Expenses

        Other income increased by 326% from €128 thousand in 2010 to €545 thousand in 2011, primarily due to an increase of income from foreign exchange gains of 533% from €78 thousand in 2010 to €494 thousand in 2011. Other expenses increased by 144% from €138 thousand in 2010 to €337 thousand in 2011, primarily due to changes in the fair value of our foreign currency options.

Results from Operating Activities

        Our results from operating activities increased from a €2.2 million loss in 2010 to a €1.7 million gain in 2011, primarily because or revenues from sales of materials grew substantially more quickly than our overall operating expenses in 2011.

Finance Income and Finance Cost

        Our net finance costs increased by 356% from €99 thousand in 2010 to €451 thousand in 2011, primarily due to an increase in interest expenses of 245% from €139 thousand in 2010 to €480 thousand in 2011 resulting from a change in the carrying value of our silent partnership interests in 2011 based on projected payments in connection with the early termination of the silent partnership.

Profit Before Tax

        Profit before tax increased from a loss of €2.3 million in 2010 to a gain of €1.2 million in 2011, primarily due to the rapid growth of our revenues from sales of materials in 2011 as described above.

Tax Income

        Our tax income increased from zero in 2010 to a gain of €2.4 million in 2011 due to a gain of €2.6 million resulting from the recognition of a deferred tax asset in respect of our tax loss carry forwards which was netted against our deferred tax liabilities of €0.1 million and income tax payable of €0.1 million.

Profit and Total Comprehensive Income

        Our profit and total comprehensive income increased from a loss of €2.3 million in 2010 to a gain of €3.6 million in 2011 due to the rapid growth of our revenues from sales of materials, only small increases in our operating expenses and a gain resulting from the recognition of a deferred tax asset in respect of our tax loss carry forwards. Excluding share-based compensation expenses, non-capitalized offering expenses and deferred tax income, our total comprehensive income increased from a loss of €2.2 million in 2010 to a gain of €1.8 million in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

        The following table shows our revenues by major category:

	Year ended December 31,
	2009	2010	% change
	(in € thousands)
Sales of materials	2,059	5,363	160%
Licensing fees and royalties	2,613	0	(100%	)
Research and development services	1,754	1,493	(15%	)

Total	6,426	6,856	7%

        Our revenues increased by 7% from €6.4 million in 2009 to €6.9 million in 2010. In 2010, sales denominated in U.S. dollars were $3.4 million and accounted for 38% of our total revenues, up from $0.9 million and 9% of our total revenues in 2009. On a constant currency basis, our revenues increased by €218 thousand or 3% in 2010.

        Revenues from sales of materials increased by 160% from €2.1 million to €5.4 million and accounted for 78% of our total revenues in 2010, up from 32% in 2009. This increase was largely due to increased demand for our materials by Samsung Display for use in the mass production of its OLED smartphone displays. Revenues from sales of materials to Samsung Display increased by 285% from €0.6 million in 2009 to €2.4 million in 2010 and accounted for 35% of our revenues in 2010.

        We had no revenues from licensing agreements in 2010 because we did not enter into any new licensing agreements. In 2009, our licensing fee revenues were primarily related to the licensing agreements we entered into with Astron-FIAMM and IPMS. The fees that we received from these agreements in 2009, 2010 and 2011 were recognized in 2009.

        Revenues from research and development services decreased by 15% in 2010, primarily because we had fewer customer-sponsored research and development projects.

Cost of Sales and Gross Profit

        Cost of sales increased by 111% from €1.4 million in 2009 to €3.0 million in 2010, driven primarily by the increase in our sales of materials. Gross profit decreased from €5.0 million in 2009 to €3.9 million in 2010, and our gross profit margin also decreased from 78% in 2009 to 57% in 2010. Because licensing revenues tend to have a higher margin than revenues from sales of materials, our gross profit and gross profit margin were positively impacted in 2009 by the recognition of the revenues from the licensing agreements we entered into with Astron-FIAMM and IPMS.

        In 2009 and 2010, €0.9 million and €1.9 million, respectively, of our cost of sales were associated with revenues from sales of materials, and €0.5 million and €1.0 million, respectively, of our cost of sales were associated with research and development projects. Because we have historically accounted for our research and development expenses under German GAAP using the total cost method, in which costs are reported based on their nature rather than their function, and did not separately track our costs for internal and customer-sponsored research and development projects, both the costs of our non-publicly funded internal research and development projects and the costs of our customer-sponsored research and development projects are included in our cost of sales for these periods. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects. For more information, see "— Results of Operations — Overview of Income Statement — Cost of sales."

Sales and Marketing Expenses

        Sales and marketing expenses increased by 27% from €1.0 million in 2009 to €1.3 million in 2010, primarily due to an increase in commissions of 202% from €63 thousand in 2009 to €190 thousand in 2010, which resulted from increased sales of our materials, and due to our participation in the Light+Building trade fair in Frankfurt, Germany.

Administrative Expenses

        Administrative expenses increased by 11% from €2.6 million in 2009 to €2.9 million in 2010, primarily due to an increase in personnel expenses from €541 thousand in 2009 to €773 thousand in 2010, which resulted from the growth of our company.

Research and Development Expenses

        Research and development expenses decreased by 24% from €2.6 million in 2009 to €2.0 million in 2010, primarily due to a slight reduction in internal research and development spending and the inclusion of a larger portion of our overall research and development costs in cost of sales. Income from publicly funded research and development projects of €2.8 million in 2009 and €2.6 million in 2010 was netted against our research and development costs. In 2009 and 2010, none of our development costs were capitalized.

        Because we have historically accounted for our research and development expenses under German GAAP using the total cost method, in which costs are reported based on their nature rather than their function, and did not separately track our costs for internal and customer-sponsored research and development projects in 2009 and 2010, our research and development expenses for these periods consist solely of the unfunded costs of our publicly funded internal research and development projects. Because we can now separate the costs of our internal and customer-sponsored research and development projects, our research and development expenses for the six months ended June 30, 2012 include all of our research and development costs for internal projects, whether publicly funded or not. For more information, see "— Results of Operations — Overview of Income Statement — Research and development expenses."

Other Income and Expenses

        Other income increased by 62% from €79 thousand in 2009 to €128 thousand in 2010, primarily due to an increase in income from exchange gains of 212% from €25 thousand in 2009 to €78 thousand in 2010. Other expenses increased by 92% from €72 thousand in 2009 to €138 thousand in 2010, primarily due to an increase in exchange losses on unhedged trade receivables from €29 thousand in 2009 to €100 thousand in 2010, which resulted from appreciation of the euro.

Results from Operating Activities

        Our results from operating activities decreased from a loss of €1.2 million in 2009 to a loss of €2.2 million in 2010, primarily due to the recognition of all fees from our Astron FIAMM and IPMS licensing agreements in 2009 and our increased cost of sales, sales and marketing and administrative expenses in 2010 which were only partially offset by decreased research and development expenses and increased revenues and other income in the same period.

Finance Income and Finance Cost

        Our net finance costs decreased by 27% from €136 thousand in 2009 to €99 thousand in 2010, primarily due to a decrease in interest expense of 25% from €191 thousand in 2009 to €144 thousand in 2010. In 2010, we paid off a substantial portion of our existing equipment purchase debt.

Profit Before Tax

        Profit before tax decreased from a loss of €1.3 million in 2009 to a loss of €2.3 million in 2010, primarily due to the increased cost of sales, sales and marketing and administrative expenses described above.

Tax Income

        Our tax income was zero in 2009 and 2010 due to our tax losses in both years. We did not recognize deferred tax assets in respect of our tax loss carry forwards in 2009 and 2010 because we had only generated losses in the prior years.

Profit and Total Comprehensive Income

        Our profit and total comprehensive income decreased from a loss of €1.3 million in 2009 to a loss of €2.3 million in 2010, primarily due to the increased cost of sales, sales and marketing expenses and administrative expenses described above. Excluding share-based compensation, non-capitalized offering expenses and deferred tax income, our total comprehensive income decreased by 320% from a loss of €0.5 million in 2009 to a loss of €2.2 million in 2010.

Quarterly Revenues

        Over the past six quarters, our revenues have generally grown on a quarterly basis. In the first, second, third and fourth quarters of 2011 and the first and second quarters of 2012, we had quarterly revenues of €2.3 million, €4.3 million, €4.5 million, €6.3 million, €5.4 million and €12.2 million respectively. Due to a shipping delay, revenues of €670 thousand from a large order placed in the third quarter of 2011 were required to be recognized in the fourth quarter of 2011. As a result, our revenues in the third and fourth quarters of 2011 were lower and higher, respectively, than they otherwise would have been.

        Our materials sales volume increased in the second quarter of 2012 as compared to the first quarter of 2012, and our revenues increased substantially in the second quarter of 2012 due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Without our recognition of this one-time licensing fee, our revenues in the second quarter of 2012 would have been €4.2 million, a decrease from the first quarter of 2012 that was due to the retroactive price discounts we granted to Samsung Display under our licensing agreement.

Liquidity and Capital Resources

        As of June 30, 2012, our principal sources of liquidity consisted of cash and cash equivalents of €3.6 million and trade receivables of €9.5 million. We had working capital of €12.6 million as of the same date.

        Since 2009, we have financed our operations primarily through sales of equity securities, cash flow from operations, income from publicly funded research projects and long-term debt. In February 2009, we received net proceeds of €4.2 million from the sale of preference shares, and in May 2010, we received net proceeds of €4.2 million from the sale of additional preference shares. In September 2011, we received net proceeds of €819 thousand from Samsung Venture Investment Corporation's acquisition of 46,747 ordinary shares and simultaneous acquisition of 554 thousand preference shares. In June 2012, we received net proceeds of €587 thousand from the exercise by Samsung Venture Investment Corporation of certain warrants, which, together with its previous acquisition, gave it a 10.3% stake in our company. In August 2012, we received the one-time licensing fee of $10 million under our June 2012 licensing agreement with Samsung Display.

Cash Flows

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Net cash provided by/(used in) operating activities	(2,724)	(1,015)	1,979	(106)	(1,473)
Net cash provided by/(used in) investing activities	24	(783)	(1,112)	(562)	(389)
Net cash provided by/(used in) financing activities	4,128	3,005	638	(192)	366
Cash and cash equivalents at the end of the year	2,253	3,468	5,024	2,614	3,561

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2012

        We had a net cash outflow from operating activities of €1.5 million in the six months ended June 30, 2012 as compared to a net cash outflow of €0.1 million in the six months ended June 30, 2011. This increase was due to changes in working capital. Our trade receivables increased by €7.0 million in the six months ended June 30, 2012 as compared to a €0.9 million increase in the six months ended June 30, 2011, primarily due to our recognition in income of the one-time licensing fee paid in August 2012 by Samsung Display under our June 2012 licensing agreement. Our trade payables increased by €1.6 million in the six months ended June 30, 2012 as compared to a €0.6 million increase in the six months ended June 30, 2011, primarily due to purchases made in preparation for a large-volume delivery of materials and as a result of costs incurred in relation to this offering. Our inventories increased by €0.7 million in the six months ended June 30, 2012 as compared to a €24 thousand decrease in the six months ended June 30, 2011, primarily due to purchases made in preparation of a large-volume delivery of materials. Our other assets increased by €0.3 million in the six months ended June 30, 2012 as compared to an increase of €1.5 million in the six months ended June 30, 2011, primarily due to decreases in receivables for payments resulting from our publicly funded research and development projects and increases in our capitalized offering expenses. Our other liabilities decreased by €0.2 million in the six months ended June 30, 2012 as compared to a €1.0 million increase in the six months ended June 30, 2011, primarily due to the payment of German trade taxes accrued for the year ended December 31, 2011.

        Our net cash outflow from investing activities decreased by 31% from €562 thousand in the six months ended June 30, 2011 to €389 thousand in the six months ended June 30, 2012, primarily due to a decrease in payments for patents and other intangible assets from €132 thousand in the six months ended June 30, 2011 to €66 thousand in the six months ended June 30, 2012 and an increase in interest proceeds from deposits from €38 thousand in the six months ended June 30, 2011 to €113 thousand in the six months ended June 30, 2012.

        Our net cash inflow from financing activities increased from a net cash outflow of €192 thousand in the six months ended June 30, 2011 to a net cash inflow of €366 thousand in the six months ended June 30, 2012, primarily due to the proceeds from issuance of our shares in connection with the exercise by Samsung Venture Investment Corporation of certain of its warrants.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

        We had a net cash inflow from operating activities of €2.0 million in 2011 as compared to a net cash outflow of €1.0 million in 2010. This increase was due to an increase in total comprehensive income, excluding share-based compensation expenses, non-capitalized offering expenses and deferred tax income, and to changes in working capital. Our working capital increased by 32% from €6.2 million in 2010 to €8.4 million in 2011. Our trade receivables increased by €0.8 million in 2011 as compared to a decrease of €0.5 million in 2010, primarily due to increased sales of materials. Our inventories increased by €850 thousand in 2011 as compared to a €12 thousand increase in 2010, primarily due to additional inventory obtained as a result of increased sales of materials. Our other assets increased by €455 thousand in 2011 as compared to a €3 thousand decrease in 2010, primarily due to an increase in receivables and advances for patents and other non-financial assets. Our trade payables increased by €828 thousand in 2011 as compared to a €428 thousand decrease in 2010, primarily due to trade payables incurred as a result of our increased sales of materials.

        Our net cash outflow from investing activities increased by 42% from €0.8 million in 2010 to €1.1 million in 2011, primarily due to a 90% increase in payments for patents and other intangible assets from €166 thousand in 2010 to €315 thousand in 2011. Payments for time deposits increased from zero in 2010 to €110 thousand in 2011.

        Our net cash inflow from financing activities decreased by 79% from €3.0 million in 2010 to €0.6 million in 2011, primarily due a 76% decrease in proceeds from issuance of new shares from €4.2 million in 2010 to €1.0 million in 2011. Repayments of loans and borrowings also decreased by 66% from €1.2 million in 2010 to €0.4 million in 2011, primarily because we had previously paid off a substantial portion of our existing debt in 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

        Our net cash outflow from operating activities decreased by 63% from €2.7 million in 2009 to €1.0 million in 2010. This decrease was due to changes in working capital. Our working capital increased from €0.3 million in 2009 to €6.2 million in 2010. In 2009, our trade receivables increased by €2.0 million, primarily because payments for our publicly funded internal research and development projects were delayed by the German government. Our trade receivables decreased by €0.5 million in 2010 due to our implementation of improved cash collection processes. Our other assets decreased by €147 thousand in 2009 and decreased by €3 thousand in 2010, primarily due to increased receivables from publicly funded research and development projects. Our trade payables decreased by €21 thousand in 2009 as compared to a €428 thousand decrease in 2010, primarily due to our decision to pay off existing 2009 trade payables. Our other liabilities decreased by €1.0 million in 2009 as compared to a €0.2 million increase in 2010, primarily due to increased payables to personnel and decreased accruals.

        Our net cash outflow from investing activities was €783 thousand in 2010 as compared to a net inflow of €24 thousand in 2010. This change was primarily due to a 84% decrease in proceeds from our time deposits from €595 thousand in 2009 to €95 thousand in 2010, which resulted from paying down in 2010 a substantial portion of the equipment debt secured by these deposits. Payments for plant and equipment increased by 163% from €277 thousand in 2009 to €743 thousand in 2010 caused by expansion of a research and development sampling tool. Payments for patents and other intangible assets also decreased by 49% from €324 thousand in 2009 to €166 thousand in 2010.

        Our net cash inflow from financing activities decreased by 27% from €4.1 million in 2009 to €3.0 million in 2010, primarily due to an increase in repayment of loans and borrowings from €98 thousand in 2009 to €1.2 million in 2010 resulting from repayment of a substantial portion of our existing equipment debt.

Future Capital Requirements

        We believe that our cash flow from operations and the net proceeds that we receive from this offering will be sufficient to meet our working capital, research and development and capital expenditure requirements for the next twelve months.

        Although we had no material commitments for future capital expenditures as of June 30, 2012, we are currently planning on future capital expenditures during 2012 of €8.8 million, which consist of €2.5 million for laboratory facilities, €2.5 million for clean room facilities, €2.5 million for the expansion of a research and development sampling tool and €1.3 million for general capital expenditures. Two-thirds of these planned capital expenditures relate to our anticipated move into new facilities, and should be considered a one-time expense.

Contractual Obligations

        The following table sets forth information on our contractual cash flow obligations by due date:

	As of June 30, 2012
	Less Than 1 Year	1 to Less Than 3 Years	3-5 Years	More Than 5 Years	Total
	(in € thousands)
Long-term debt obligations	76	113	0	0	189
Silent partnership obligations	60	1,260	0	0	1,320
Operating lease obligations	261	76	0	0	337
Finance lease liabilities	521	188	0	0	709

Total	918	1,637	0	0	2,555

        Our long-term debt obligations consist of a bank loan from Ostsächsische Sparkasse Dresden for the financing of a machine used in the test and pilot production of our OLED samples and materials.

        Our silent partnership obligations consist of our payments in connection with a past equity contribution. In connection with this offering, we intend to terminate our silent partnership interest, which consists of a €750 thousand equity contribution on which we pay a fixed interest rate of 8%, and repay the equity contribution, as well as any interest and surcharges, shortly after the closing of this offering.

        Our finance lease liabilities consist of payments under our lease purchase contracts for the equipment and machinery used in the test and pilot production of our OLED samples and materials.

Off-Balance Sheet Transactions

        Since our inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance or special purpose entities.

Quantitative and Qualitative Disclosure About Market Risk

        We are not generally exposed to significant interest rate risk but are exposed to currency exchange rate risks.

Interest Rate Risk

        We are not generally exposed to significant interest rate risk because our financial liabilities are either at fixed interest rates or, if at variable interest rates, are connected to a variable rate financial asset in the same amount and held by the same party. Our sole exposure to interest rate risk is from changes in the spread between our variable rate financial liabilities and our variable rate financial assets. This spread remained unchanged in 2009, 2010, 2011 and the six months ended June 30, 2012, and we anticipate that it will remain unchanged going forward.

Currency Risk

        Our results of operations and financial condition are subject to exchange rate risks. In 2011 and the six months ended June 30, 2012, 73% and 89%, respectively, of our revenues were denominated in U.S. dollars. Because we report our financial results in euros, any appreciation of the euro against the dollar would reduce our reported revenues and gross profit. We also purchase the supplies used in the production of our materials in euros and receive revenues from the sales of these materials primarily in U.S. dollars. As a result, fluctuations in the value of the euro and U.S. dollar may affect our gross profit margin. We hold a small amount of cash in U.S. dollars as well as cash and financial assets denominated in Japanese yen, Korean won, Swiss francs and British pounds and fluctuations in the value of the euro, U.S. dollar, Japanese yen, Korean won, Swiss franc and British pound may affect the value of these holdings.

        We do not currently hold any derivative financial instruments designed to protect us from the exchange rate risk associated with the euro, U.S. dollar, Japanese yen, Korean won, Swiss franc and British pound. In 2011, we entered into transactions designed to hedge the value of every sale of our materials except in rare cases. In the six months ended June 30, 2012, we adjusted our hedging policy to hedge our U.S. dollar-denominated trade receivables only if the foreign exchange rate exceeds a threshold determined by our management board or if our management anticipates a significant risk of a potential loss from changes in foreign exchange rates. We expect that the dollar will remain at a favorable exchange rate relative to the euro in the short term, and will investigate future hedging transactions as necessary based on fluctuations of the euro, U.S. dollar, Japanese yen, Korean won, Swiss franc and British pound. The table below shows our material exposure to foreign currency risk for 2009, 2010, 2011 and the six months ended June 30, 2012:

	December 31,							June 30,			June 30,
	2009		2010		2011			2011			2012
	(in € thousands)
	USD	JPY	USD	JPY	USD	JPY	KRW	USD	JPY	KRW	USD	JPY	KRW	CHF
Trade receivables	64	5	410	0	2,279	27	0	2,301	52	0	9,278	202	0	0
Other financial assets	0	10	4	12	2	12	6	0	13	0	3	17	6	0
Cash and cash equivalents	59	15	60	19	803	236	5	541	23	1	423	73	8	0
Trade payables	(13)	(10)	(14)	(26)	(12)	(31)	0	(49)	(38)	0	(10)	0	0	(22)
Other financial liabilities	0	(2)	0	(5)	0	(7)	0	0	(1)	0	(1)	(4)	(2)	0

Total	110	18	460	0	3,072	237	11	2,793	49	1	9,693	288	12	(22)

        The table below shows the currency exchange spot rates applied on the reporting dates for 2009, 2010, 2011 and the six months ended June 30, 2012:

	December 31,			June 30,
1 Euro	2009	2010	2011	2011	2012
USD	1.4406	1.3362	1.2939	1.259	1.259
JPY	133.16	108.65	100.20	100.13	100.13
KRW	n/a	n/a	1,498.69	1,543.19	1,441.00
CHF	n/a	n/a	n/a	n/a	1.20

        A strengthening of the euro against the U.S. dollar, Korean won and Swiss Franc of 15% and against the Japanese yen of 20% at the end of the reporting periods above would have increased (decreased) equity and profit or loss by the amounts shown in the table below. This sensitivity analysis is based on foreign currency exchange rate variances that we considered to be reasonably possible at the end of the relevant reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31,							June 30,			June 30,
	2009		2010		2011			2011			2012
	(in € thousands)
	USD	JPY	USD	JPY	USD	JPY	KRW	USD	JPY	KRW	USD	JPY	KRW	CHF
	(+15%)	(+20%)	(+15%)	(+20%)	(+15%)	(+20%)	(+15%)	15%	20%	15%	15%	20%	15%	15%

Profit or loss	(17)	(4)	(69)	0	(461)	(47)	(2)	(419)	(10)	0	(1,454)	(60)	(2)	0
Equity	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based on our financial statements, the preparation of which requires us to make certain estimates and judgments. Under different assumptions and conditions, our actual results might differ from our estimates. Our most significant estimates include the value of our share-based compensation.

Share-Based Compensation

        We have granted options to purchase shares of our company as payment for intellectual property or services under nine independent stock option plans:

  •
  The Employee Stock Option Plan 2006, or ESOP 2006, under which options were granted to employees in June 2006;

  •
  The Employee Stock Option Plan 2007, or ESOP 2007, under which options were granted to employees in July 2007;

  •
  The Employee Stock Option Plan 2010, or ESOP 2010, under which options were granted to employees in December 2010;

  •
  The Management Stock Option Plan 2006, or MSOP 2006, under which options were granted to members of the management board in June 2006;

  •
  The Management Stock Option Plan 2007, or MSOP 2007, under which options were granted to members of the management board in July 2007 and December 2010;

  •
  The Compensation Option Plan 2006, or COP 2006, under which options were granted in exchange for particular intellectual property in July 2006;

  •
  The Founder Option Plan 2003, or FOP 2003, under which options were granted to the original founders of Novaled GmbH, the predecessor to our company, in December 2003;

  •
  The Supervisory Board Options 2009, or SUBO 2009, under which options were granted to members of the supervisory board in May 2009; and

  •
  The Supervisory Board Options 2010, or SUBO 2010, under which options were granted to members of the supervisory board in December 2010.

        Under IFRS, we recognize an expense and a corresponding increase in equity based on the fair value of the options as of their grant date. All share-based compensation expenses are recognized net of an estimated forfeiture rate, and if the options vest over time, the expense is recognized over the length of the vesting period. In 2009, 2010, 2011 and the six months ended June 30, 2012, we had employee share based compensation expenses of €762 thousand, €20 thousand, €514 thousand and €262 thousand, respectively. In the same periods, we also had non-employee share-based compensation expenses, which are included in reported expenses based on the services received for the options, of €17 thousand, €125 thousand, €17 thousand and €7 thousand, respectively.

Determination of Fair Value

        To determine the fair value of options granted, we use a Monte-Carlo simulation or the Black-Scholes formula depending on the conditions of the share option program. Both methods rely on the same valuation parameters, namely share price as of the valuation date, share price volatility, expected option life, dividend yield and the risk-free interest rate corresponding to the expected option life. Service and non-market performance conditions attached to the options are not taken into account in determining fair value.

        The assumptions used in calculating the fair value of our option grants represent our best estimates. These estimates involve inherent uncertainties and the application of management judgment, and, as a result, our share-based compensation expense could be materially different in the future if we apply different assumptions.

        We are also required to estimate share-based compensation expenses net of estimated forfeitures. In determining the estimated forfeiture rates for option grants, we consider the number of options that have been forfeited to date as well as those expected to be forfeited in the future. If our actual forfeiture rate is materially different from our estimate, our share-based compensation expenses could be significantly different from what we have recognized in the current period.

  Share Price

        Because our shares have not been publicly traded, historical share prices are not readily available. In estimating our share price as of a particular grant date, we have relied on the purchase price paid by investors in our previous venture capital rounds, as adjusted by a revenue multiplier based on the difference in time between the grant of the options and the sale of shares. Appropriate revenue multipliers were determined by reference to a group of peer companies.

  Share Price Volatility

        The volatility of our share price was based on the average historic volatility of the group of peer companies used to determine our share price.

  Expected Option Life

        The expected option life is estimated based on the exercise conditions of the grant or the option's term.

  Dividend Yield

        We do not expect to pay dividends during the expected lives of any of our option grants.

  Risk-Free Interest Rate

        The risk-free interest rate was determined by using the interest rate term structures published by Deutsche Bundesbank.

Unadopted IFRS Accounting Standards

        A number of new IFRS standards, amendments to standards and interpretations have gone into effect for annual periods beginning after January 1, 2011 and have not been applied to our financial statements. None of these standards, amendments or interpretations is expected to have a significant effect on our financial statements, except for the new standard IFRS 9 Financial Instruments, or IFRS 9, which covers the classification and measurement of financial assets and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 goes into effect on January 1, 2015 and may change the classification and measurement of our financial assets starting with our 2015 financial statements. We do not currently plan to adopt IFRS 9 before our 2015 financial statements, and we have not yet determined its impact on our financial reporting.

OUR COMPANY

Introduction

        We are a leader in the research, development and commercialization of technologies and materials that enhance the performance of organic light emitting diodes, or OLEDs. OLEDs are solid-state devices composed of multiple thin layers of organic materials, collectively known as the OLED stack, that emit light when electricity is applied to them. Through our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise, we offer OLED display and lighting manufacturers customized solutions to optimize the performance, power efficiency, stability and lifetime of their products while decreasing their manufacturing complexity and cost. We believe that we are currently the only company licensing and selling organic conductivity doping technology and materials for use in the commercial mass production of display products in the OLED industry.

        The market for OLED flat panel display products is growing rapidly. OLED displays offer superior image quality, increased power efficiency and a thinner, lighter form factor as compared to existing liquid crystal displays, or LCDs, and plasma displays. According to DisplaySearch, the market share of OLED displays has grown from $0.6 billion, or 1%, of the flat panel display market in 2008 to $3.7 billion, or nearly 4%, of the flat panel display market in 2011, which represents a compound annual growth rate, or CAGR, of 83%. Small-sized OLED displays have achieved significant penetration in the smartphone market, and, according to our estimates based on data provided by International Data Corporation and DisplaySearch, accounted for approximately 17% of total smartphone sales in 2011. Medium-sized OLED displays are being introduced in tablet personal computers, or tablet PCs, and Samsung Display and LG Display, the leading flat panel display manufacturers, have recently announced plans to launch large-sized OLED televisions for the high-end consumer market. DisplaySearch projects that OLED display revenues will increase from $1.6 billion in 2010 to $25.5 billion in 2018 at a CAGR of 41%.

        Commercial interest in OLED lighting products is also strong. Because OLED devices efficiently produce diffuse, homogenous light from a flat, thin surface, they offer new opportunities for lighting installation and design. For example, Philips, a company with which we have collaborated on OLED research since 2003, recently announced its intention to offer decorative and performance lighting products based on OLED technology. We estimate that the nascent OLED lighting market will develop into at least a $3.5 billion global market by 2018, and DisplaySearch and NanoMarkets project that the OLED lighting market will develop into a $6.2 billion and $9.9 billion global market, respectively, over the same period.

        Our organic conductivity doping technology and proprietary materials significantly enhance the performance of OLED devices. By adding our proprietary doping materials to certain layers of the OLED stack through a process known as organic conductivity doping, we improve the injection and transport of electrical charges to the emission layer in the OLED stack. Combining our proprietary doping materials with our proprietary host materials can further increase the conductivity of the transport layers and produce what we believe to be the highest performing OLED devices. We have also developed proprietary outcoupling materials that complement our organic conductivity doping technology and proprietary materials by improving the extraction of light that would otherwise remain trapped in the OLED stack. Our organic conductivity doping technology and proprietary materials are designed to work with all existing emission layer technologies and are protected by a broad patent portfolio of more than 500 patents issued or pending worldwide.

        We sell our technology together with our proprietary materials to display manufacturers, such as Samsung Display and LG Display, that are successfully commercializing OLED flat panel displays for use in their own and other companies' products. Both Samsung Display and LG Display currently use one of our doping materials in their OLED smartphone displays and are testing our materials for use in their future OLED smartphones and televisions. Samsung Display has also agreed, as part of our June 2012 licensing agreement, to purchase increasing amounts of our doping materials each year until 2016, subject to certain agreed-upon volume discounts. We also market our technology and proprietary materials to key players in the lighting industry, such as Astron FIAMM and Philips, and we are working with luminaire manufacturers, such as Acuity Brands and Trilux, to pioneer the development of thin and flexible OLED lighting products. We anticipate marketing our technology and proprietary materials to manufacturers of other organic electronic devices, such as organic photovoltaics and organic thin-film transistors.

        We generate revenues primarily from the sales of our proprietary materials, the manufacture of which we outsource primarily to BASF on a contract basis. We also generate revenues from intellectual property licensing and consulting services. In 2011, we recorded revenues of €17.4 million and a first time net profit of €3.6 million, as compared to revenues of €6.9 million and a net loss of €2.3 million in 2010. Approximately 59% of our revenues in 2011 came from sales of a doping material to Samsung Display, and approximately 14% of our revenues came from sales of the same doping material to LG Display, as compared to approximately 35% and 3% of our revenues, respectively, in 2010. In the six months ended June 30, 2012, we had a net profit of €2.4 million, and approximately 43% of our revenues came from sales of the same doping material to Samsung Display. Although we sold only a small amount of materials to LG Display in that period, our business growth in the last several years has been driven primarily by increased sales of our doping materials to both manufacturers.

        We were founded in 2001 as a spin-off from the Technical University of Dresden, Germany, a leading German research institution in the field of materials science and technology and a shareholder in our company. We have raised capital in several venture capital rounds since we commenced operations in 2003, including in 2009 from our then existing shareholders. In September 2011, Samsung Venture Investment Corporation acquired what is now, following the June 2012 share capital increase resulting from the exercise of certain of its warrants, a 10.3% stake in us, which we believe validates our market position as a leading provider of customized OLED stack solutions based on organic conductivity doping technology and materials.

Market Overview

OLED Marketplace

        The market for OLED products has grown significantly in recent years. OLED technology has spread rapidly in the small- and medium-sized flat panel display markets, and manufacturers are planning substantial capital investments with respect to the development of new large-sized OLED displays, particularly OLED televisions. Commercial interest in OLED lighting products is also strong, suggesting that these products represent a substantial opportunity for growth in the future. In addition, there is potential for the future development of markets in other organic electronic devices such as organic photovoltaics and organic thin-film transistors. Having proved its commercial feasibility in the display market, we believe that OLEDs are poised to develop into a widespread and potentially dominant technology in both the flat panel display and lighting markets.

Flat Panel Display Market

        The recent growth of the flat panel display market has been driven largely by the proliferation of mobile consumer electronic devices with small-sized displays, such as mobile phones, MP3 players and smartphones, and with medium-sized displays, such as digital cameras, e-readers, and tablet PCs. Large-sized displays have also been adopted in products such as televisions, desktop computer monitors and notebook computers.

        OLED technology is rapidly gaining market share in the flat panel display market because it offers superior image quality, form factor and power efficiency as compared to existing LCD and plasma display technologies. According to DisplaySearch, the market share of OLED displays has grown from $0.6 billion, or 1%, of the flat panel display market in 2008 to $3.7 billion, or nearly 4%, of the flat panel display market in 2011, which represents a CAGR of 83%. OLED displays produce richer, more accurate colors with a greater contrast between black and white than LCDs and plasma displays. In addition, OLED displays can display fast moving videos better than LCDs and can be viewed from a wider angle with less distortion. Because OLED displays produce light from individual OLEDs within the display itself rather than filtering light produced by another source, they can be manufactured without the backlight unit required in LCDs, resulting in a display that is substantially thinner and lighter than an LCD and which may, in the future, be produced at a lower cost. OLED displays are more power efficient than plasma displays, primarily because they operate at lower temperatures, and are also more power efficient than LCDs because the individual OLEDs in the display can be turned off when not emitting light, unlike the backlight of an LCD which is always on. Because of these advantages, many industry analysts believe that OLED technology represents the future of the flat panel display market. According to DisplaySearch, global OLED display revenues are projected to increase from $1.6 billion in 2010 to $25.5 billion in 2018 at a CAGR of 41%.

        The adoption of OLED displays was initially slowed by short display lifetimes, limited manufacturer production capacity and high prices. In the last several years, however, the lifetime of OLED displays has approached that of LCDs and plasma displays, and small-sized OLED displays have gained a significant share of the smartphone market, primarily through the AMOLED smartphones sold by Samsung Display, the current market leader in OLED displays. AMOLED displays have become the dominant OLED display in use today because they allow manufacturers to control individual pixels in the display through the thin film transistor, or TFT, backplane of the display. According to International Data Corporation, as of December 31, 2011, Samsung Display had sold more than 30 million Galaxy S and SII smartphones with AMOLED displays, representing 6% of total smartphone sales in 2011. Medium-sized OLED displays are also being introduced into tablet PCs by Samsung Display. Both Samsung Display and LG Display have announced plans to develop large-sized televisions using OLED technology and have recently demonstrated 55 inch OLED televisions at the 2012 Consumer Electronics Show. According to DisplaySearch, OLED televisions are projected to become the second largest source of OLED revenues by 2015, behind smartphones, growing from a $300 million global market in 2012 to a $6 billion market in 2018 at a CAGR of 65%.

        Manufacturing capacity for OLED displays is consequently growing, which will in turn likely lead to future decreases in price. As reported in the press, Samsung Display and LG Display plan to invest approximately $6 and $2.8 billion, respectively, in OLED displays in 2012, with Samsung Display also halving its investment in LCDs to approximately $2 billion in the same period. Both Samsung Display and LG Display have constructed substantial new Generation 5.5 manufacturing facilities for the production of small-sized OLED displays used in smartphones, and Samsung Display has constructed additional Generation 5.5 facilities for the production of medium-sized OLED displays used in tablet PCs. According to DisplaySearch, both manufacturers are also developing new Generation 8.5 manufacturing facilities intended for the production of OLED televisions of up to 55 inches in size. Because LCD manufacturers such as Samsung Display and LG Display can convert their existing manufacturing facilities to OLED technology and reuse their LCD TFT backplane manufacturing capacity with OLED displays, the development of OLED displays represents a natural evolution for LCD manufacturers. According to DisplaySearch, over 10 new OLED manufacturing facilities will be built or converted by Samsung Display, LG Display, AU Optronics, or AUO, and other manufacturers in 2013 and 2014. Increased manufacturing capacity and availability to consumers should create economies of scale and help drive down prices, particularly with respect to medium- and large-sized OLED displays used in tablet PCs and televisions. We believe that the cost of OLED displays will approach that of LCDs by 2015, and that OLED displays will be cheaper to manufacture than LCDs in the long run.

        OLED technology may also allow manufacturers to develop flat panel displays that are impossible to create with current display technology. Because OLEDs can be applied to a variety of substrates, such as glass, metal foil or plastic, manufacturers may be able to create displays that are transparent and flexible. Small-sized prototypes of such products have already been demonstrated by display manufacturers and OLED technology companies, and LG Display has expressed interest in developing plastic OLED displays for mobile phones because such displays may be lighter, more robust and more shock absorbent than current glass displays.

Lighting Market

        OLED products in the lighting market are currently in a nascent stage of development. There is strong commercial interest in the development of such products, however, and we believe that OLED lighting products have the potential to offer substantial improvements over existing lighting technologies with respect to light quality, form factor and power efficiency.

        While OLED technology represents an evolutionary improvement over existing display technology, OLED technology represents a fundamental shift in the lighting market. Current lighting products and installation standards are based around a two-component view, in which light sources, which generate the light, are joined with luminaires, which distribute it. In contrast, OLED lighting products apply the light source, the OLEDs, directly to the surface of a substrate material and, as a result, combine light source and luminaire in a manner distinct from current lighting products. Because OLED lighting products produce diffuse homogenous light from a flat thin surface, their design and use varies widely from current lighting products based on point sources of light, and they offer substantial new opportunities for lighting installations and designs based on illuminated surfaces and embedded lighting. We estimate that the nascent OLED lighting market will develop into at least a $3.5 billion global market by 2018. In addition, DisplaySearch and NanoMarkets project that the OLED lighting market will develop into a $6.2 and $9.9 billion global market, respectively, over the same period.

        Development and growth in the lighting market are being driven primarily by the push for greater power efficiency. Existing lighting technologies such as incandescent and halogen produce high quality light, but their energy inefficiency has led numerous countries, including the United States, Canada, Australia, Japan, China, India, Russia, Brazil and the European Union, to phase out the use of such bulbs over the next five to ten years. OLED lighting technology produces a diffuse light with quality comparable to that of incandescent bulbs and with a power efficiency that may eventually meet or surpass that of fluorescent and LED lighting technology without the drawbacks associated with these technologies, namely poor light quality and the need for adequate thermal management and secondary light distribution systems such as mirrors, lens or diffusers. Because OLED lighting products do not require a separate luminaire beyond the substrate on which the OLEDs are deposited, OLED lighting technology can be easily applied to large-area lighting installations. OLED lighting products also switch on instantaneously and are fully dimmable. As it is possible to produce OLED lighting panels that are both transparent and flexible, the adoption of OLED lighting technology may also allow manufacturers to develop innovative lighting products.

        Several technological challenges have slowed the adoption of OLED lighting products. OLED lighting products have yet to reach lifetimes comparable to those of LED lighting products and are currently more expensive to manufacture than existing lighting products. Successful commercialization of OLED lighting technology will also require the development of new standards for the design and installation of OLED panels and a widespread understanding of the potential benefits and applications of OLED lighting. Numerous governmental programs have pushed forward the development of OLED lighting. According to DisplaySearch, as of 2009, $156 million had been allocated for OLED lighting projects in the European Union, United States, Japan and South Korea.

Other Organic Electronics

        In addition to OLED display and lighting products, markets are also developing for other organic electronic devices, such as organic photovoltaics and organic thin-film transistors. Organic photovoltaics use organic materials to generate electricity from light. Because of their flexibility, light weight, and high performance in low or variable light situations, organic photovoltaics may be used as sources of electricity for portable electronic devices, or in a variety of markets such as building-integrated systems, signage, packaging and smart fabrics. Because of their unique properties, such as flexibility and potential for large-area surface printing production processes, we believe that applications of organic photovoltaics may continue to grow in the future.

        In addition, we believe that organic thin-film transistors and organic diodes show strong promise for future use in products where large-area, flexible electronic circuits are required, such as electrophoretic, or e-ink, displays, large-area photodetectors, LCDs and OLED displays. Organic thin-film transistors may offer a superior mix of properties for use in lightweight, flexible products mounted on cheap, disposable plastic substrates because of the low processing temperatures required to manufacturer organic thin-film transistors. The first organic thin-film transistor products to enter the market today are e-readers designed by Plastic Logic, and we believe that this market will continue to grow in the future.

Our Solutions

        Our organic conductivity doping technology and proprietary materials enable display and lighting manufacturers to improve the performance and lifetimes of their OLED products and organic electronic devices while decreasing manufacturing complexity and cost. By increasing the conductivity of the transport layers in the OLED stack, our technology, which we refer to as Novaled PIN OLED® technology, improves the injection and transport of electrical charges to the emission layer. Through use of Novaled PIN OLED® technology and materials, manufacturers are able to achieve a better balance of power efficiency, stability and lifetime, creating what we believe to be the highest performing OLED devices. In particular, Novaled PIN OLED® technology and materials allow manufacturers to:

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  Increase power efficiency.  OLEDs produced using Novaled PIN OLED® technology and materials can achieve similar levels of performance with lower voltage and current requirements. The power efficiency of OLEDs can be further increased by use of our outcoupling materials, which increase the amount of light extracted from the OLED.

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  Increase stability.  As a result of their increased power efficiency, OLEDs produced using Novaled PIN OLED® technology and materials are more stable than conventional, undoped OLEDs because they generate less heat and allow for the use of thicker transport layers.

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  Increase lifetimes.  Because of their increased power efficiency and stability, OLEDs produced using Novaled PIN OLED® technology and materials have longer lifetimes than conventional, undoped OLEDs, thus increasing the lifetime of OLED display and lighting products.

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  Increase design flexibility.  OLEDs produced using Novaled PIN OLED® technology and materials can be easily integrated with a wide variety of contact materials and allow for greater freedom in OLED stack and product design.

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  Decrease manufacturing complexity and cost.  OLEDs produced using Novaled PIN OLED® technology and materials are cheaper and easier to manufacture than conventional, undoped OLEDs because they often do not require additional injection layers in the OLED stack which, in turn, reduces the number of evaporation chambers required in the manufacturing process.

        The specific improvements resulting from use of Novaled PIN OLED® technology and materials depend on the products to which they are applied. For OLED displays, we have successfully used Novaled PIN OLED® technology and materials to optimize product manufacturers' existing OLED stacks. Taking each factor independently, Novaled PIN OLED® technology and materials can reduce voltage requirements by up to 40%, increase current efficiency by up to 20% and improve lifetimes by up to 500%, which we believe are significant performance improvements. As a result of these improvements, overall display product power efficiency can be increased by up to 20%, and overall display product lifetimes can be increased by up to 500%. Similar performance improvements have also been achieved by the use of Novaled PIN OLED® technology and materials in OLED lighting products and organic electronic devices. For more details, see "— Our OLED Technologies and Materials — Performance Improvements."

Our Competitive Strengths

        As the only company currently licensing and selling organic conductivity doping technology and materials for use in the commercial mass production of display products in the OLED industry, we believe that the following are our key competitive strengths:

Well-positioned to capitalize on the expected growth of the OLED market

        We are strategically well-positioned to capitalize on the current growth of the OLED display market and the expected growth of the OLED lighting market by leveraging our established relationships with key display and lighting manufacturers. We believe that we are currently the only company licensing and selling organic conductivity doping technology and materials for use in the commercial mass production of display products in the OLED industry, which we believe gives us a strong first mover advantage as the OLED market develops. In the OLED display market, we have developed strong relationships with the leading display manufacturers Samsung Display and LG Display. Samsung Display has licensed Novaled PIN OLED® technology for use in its AMOLED display products and currently uses one of our doping materials in the mass production of its OLED smartphone displays. LG Display also uses the same doping material in its OLED smartphone displays, and both manufacturers are testing our materials for use in their future OLED smartphones and televisions. Because of our existing relationships with Samsung Display and LG Display, we are strategically well-positioned to benefit from their future mass production of other OLED displays, such as those in tablet PCs and televisions, and we have already begun testing our materials for use in Samsung Display's and LG Display's OLED televisions. We believe that Samsung Venture Investment Corporation's September 2011 acquisition of what is now, following the June 2012 share capital increase resulting from the exercise of certain of its warrants, 10.3% of our company validates our market position as the leading provider of OLED stack solutions based on organic conductivity doping technology. In the OLED lighting market, we are pioneering the research and development of OLED lighting products based on our partnerships with key manufacturers of lamps, such as Astron-FIAMM and Philips, and key manufacturers of luminaires, such as Acuity Brands and Trilux. By working closely with such manufacturers to develop commercial OLED lighting products, we believe that we will drive adoption of our technologies and materials within the OLED lighting market as it develops.

Leader in optimizing OLED performance through our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise

        We are the leader in optimizing OLED performance through our unique combination of organic conductivity doping technology, proprietary materials and OLED stack development expertise. We work with manufacturers to design customized OLED stack solutions that meet or exceed their power efficiency, performance and lifetime requirements. We believe that we have one of the industry's largest databases of OLED experimental and performance data, allowing us to design optimal OLED stack solutions under a variety of conditions. Devices produced using Novaled PIN OLED® technology are substantially more power efficient than conventional, undoped OLED devices and have longer lifetimes and greater stability at the same operating temperatures. Our technology and materials are easily integrated onto all substrate materials, such as glass, metal and plastic, and with transparent oxide and metal contact materials. Use of our outcoupling solutions may allow manufacturers to increase the amount of light extracted from their OLEDs by up to 80%, with approximately half of the gains coming from use of our proprietary outcoupling materials. Our Novaled PIN OLED® technology and materials can be combined with all current emission layer technologies, including those of UDC and Sumitomo, and we believe that our technology and materials have the potential to improve the performance of any OLED product while representing only a small fraction of the total OLED product manufacturing cost.

Broad portfolio of patents protecting our intellectual property

        We have a broad portfolio of more than 500 pending and issued patents covering important geographical markets and key OLED technologies, structures and materials. We focus on obtaining patents in jurisdictions where major OLED manufacturers are headquartered, such as South Korea, and in jurisdictions that represent key OLED product markets, such as Europe and the United States. With an average patent age of six years and first key patent expiry dates that are not until the end of 2020, we believe that our patent portfolio provides us with a strong competitive advantage, especially in the areas of organic doping, OLED display and lighting products and other organic electronics. Important patent families cover device architecture technology, our proprietary materials and their applications, doped devices and our organic doping process, lighting, outcoupling, organic photovoltaics and other patents related to emission layers. Through an agreement with the Technical University of Dresden, we have the right to acquire certain intellectual property related to optoelectronics, all inventions in the areas of doping materials for organic electronic applications and, subject to limited exceptions, all inventions where the relevant innovation relates to doped OLED stacks. We also anticipate expanding our patent portfolio through our established research and development platform of highly qualified engineers, who work closely with our manufacturing group to develop further technological improvements. Because we generate sufficient cashflow to sustain our research and development investments, we believe that we are well-positioned to not only defend our current patent position, but also to expand it in the future.

Strategic partnerships with key innovators in the OLED industry

        We have developed strategic partnerships with key innovators in the OLED industry, which we believe will enable us to position ourselves at the forefront of the rapidly developing OLED market. Our strategic partnerships take various forms, and are typically designed to allow us to cooperate with other OLED researchers and manufacturers with respect to the sharing and testing of OLED technology and materials. Through these partnerships, we increase recognition of and familiarity with our brand, technology and proprietary materials, and we also gain access to materials that are used by OLED manufacturers in the production of their devices. We are in constant discussion with our current and future partners regarding our level of collaboration. Our current partners include producers of emission and other OLED materials, including UDC, BASF, SFC and Hodogaya, as well as producers of OLED substrates, electrodes and outcoupling materials such as Saint-Gobain. We have also completed partnerships with other OLED substrate producers such as 3M and Asahi Glass, or AGC. We advise equipment manufacturers such as Aixtron, Sunic and SNU on the development of equipment for the manufacture of OLEDs, and we engage in research and development projects with a number of commercial and non-commercial partners, including Philips, Sumitomo, Heliatek, Bosch, Alanod, the Technical University of Dresden, IPMS, and the Max Planck Institute of Stuttgart. We have recently cooperated with Sumitomo, Applied Materials and ArcelorMittal, and in the future, we plan to develop further strategic partnerships with commercial organizations in Asia, as well as academic institutions in Asia, Europe and the United States.

Leader in the research and development of OLED technologies and materials

        We are a leader in the research and development of OLED technologies and materials designed to enhance the performance of OLED products and organic electronic devices, and we believe that our knowledge of OLED stack development represents a competitive advantage relative to other OLED materials companies. We also believe that our unique combination of physics, chemistry and engineering expertise, together with our optics skills, will allow us to continue developing innovative OLED technologies and materials and to continue supporting the commercialization of these technologies and materials by OLED product manufacturers. We have developed industry-leading OLED research facilities and test equipment, and we believe that we have one of the industry's largest databases of OLED experimental and performance data. We also believe that we are currently the industry leader with respect to OLED doping technology and research, and that our knowledge of OLED stack development represents a competitive advantage relative to other OLED materials companies. We have also conducted substantial research into integrating our technologies and materials into OLED display and lighting products and other organic electronic devices. In addition to our research facilities in Dresden, we are also preparing to open new product application development facilities close to our major manufacturing customers in South Korea in order to further enhance our technological and research collaboration. Because of our strong research and development position, we believe that we will be able to maintain our position as a leading provider of OLED technologies and materials in the future.

Experienced management team

        The members of our management team have been with our company since shortly after we commenced operations in 2003. Because of their in-depth understanding of the OLED industry and the needs of manufacturers in the display, lighting and organic electronics markets, our management has begun to successfully commercialize our technology and materials in the display and lighting markets. Gildas Sorin has served as chief executive officer and chairman of our management board since August 2003. His prior experience includes management positions at Philips in the field of displays and at Thomson Multimedia. Our chief financial officer, Harry Böhme, joined our company at the end of 2006 after serving as general counsel of Intershop Communications AG and Vignette Deutschland GmbH. Gerd Günther, our chief marketing officer, joined us in 2005 after serving as global director of marketing at Grundig AG and as acting Business Unit Leader at Philips. In developing our business strategy, the management board is supported by key officers, including our business development manager, the heads of our three business lines, and our chief scientific officer, Dr. Jan Blochwitz-Nimoth, a key inventor of Novaled PIN OLED® technology and member of the team which received the 2011 Federal President's Award for Innovation and Technology (Deutscher Zukunftspreis), honoring those who produce and industrially exploit breakthrough scientific results and achievements.

Our Business Strategy

        Our primary goal is to market and further strengthen our portfolio of OLED technologies and proprietary materials in order to increase sales and licensing of our materials and technologies in the OLED display and lighting markets. In addition, we are also working to develop product applications of our technology and materials in the organic electronics field, particularly with respect to organic photovoltaics and organic thin-film transistors. To achieve these goals, we are focused on the following key strategies:

Drive Novaled PIN OLED® technology and materials into mass production in the display market

        Our primary strategy is to further drive the use of our technologies and materials in the mass production of OLED displays in order to achieve broad commercial adoption of our solutions in the OLED industry. Because of the expected growth of the OLED display market, we are targeting leading manufacturers of consumer electronic devices, including displays, as commercial partners, either as purchasers of our materials or as licensees of our technology. We do so by supplying our proprietary materials to product manufacturers for evaluation, use in product development and other pre-commercial activities. In addition to our close cooperation with Samsung Display and LG Display, which includes the testing of our materials in their future OLED televisions, we have also entered into development agreements with AUO and ChiMei Innolux with the goal of adopting our technologies and materials in these companies' display products. We have also developed a range of other materials that complement Novaled PIN OLED® technology and improve performance throughout the non-emissive layers of the OLED stack. As our business grows, we anticipate offering product manufacturers integrated OLED stack solutions that pair Novaled PIN OLED® technology and doping materials with complementary host materials. We also provide research and development, manufacturing and engineering consulting services to manufacturers which want to enter the OLED market or improve the performance of their existing OLED display products. We are active in the growing Chinese market for OLED products and have entered into a number of non-disclosure agreements with companies in China in order to investigate the suitability and feasibility of developing OLED products based on our technologies and materials. We anticipate entering into development agreements with Chinese companies in the future, and we believe that growth in both China and Asia generally will be an important part of our business strategy.

Pioneer OLED technologies and products in the lighting market

        We are working to drive market acceptance of OLED lighting products, and to specifically establish the use of Novaled PIN OLED® technology and our proprietary doping, host, blocking and outcoupling materials in manufacturing and product development in the OLED lighting market in order to benefit from the significant growth opportunities projected for OLED lighting products in the future. To this end, we are actively engaged in research and development programs involving our technology and materials with leading lamp and luminaire manufacturers, including Astron FIAMM, Philips, Trilux and Acuity Brands, in order to help drive the adoption of OLED lighting via product prototypes. Because OLED lighting products combine lamp and luminaire into a single lighting product and thus require an innovative approach to design and installation, we believe that OLED technology may revolutionize the lighting market. We have developed luxury OLED luminaires under the brand name Liternity which are intended to raise consumer awareness of and increase demand for such products. We believe that our research and product development provides us with crucial product know-how and positions us to further commercialize our technologies and materials in the OLED lighting market as it develops.

Enter into other organic electronics fields

        We are actively exploring applications of our technology and materials to other organic electronics, particularly organic photovoltaics and organic thin-film transistors. Novaled PIN OLED® technology and materials can be easily adapted to organic photovoltaics and provide similar benefits with respect to power efficiency, performance and lifetimes. We are currently working with Heliatek to increase the efficiency of its organic photovoltaics, which could lead to significant innovation and cost savings in the solar energy market. With respect to organic thin-film transistors, our goal is to develop and improve transistor technologies for display product applications. We intend to develop and sell materials suitable for use in organic electronics generally, secure as much broad intellectual property as possible and explore other fields of application for our doping and other proprietary materials. Our long-term goal is to play a leading role in new fields of organic electronics by employing the technologies and materials that we continue to develop.

Maintain our capital efficiency through outsourcing the manufacture of our proprietary materials

        We currently outsource and intend to continue outsourcing the manufacture of our proprietary materials on a contract basis, which allows us to minimize our capital expenditures and maintain a capital efficient business model. BASF is currently the exclusive producer of the proprietary doping material that we sell to Samsung Display and LG Display, and we believe that BASF has sufficient capacity to meet the present and anticipated future demand for our proprietary materials. We are currently in negotiations with BASF regarding our manufacturing and supply agreement and anticipate entering into new agreements with BASF or other manufacturers for the production of our proprietary materials as and when demand for them develops.

Our OLED Technologies and Materials

What are OLEDs and how do they work?

        OLEDs are light-emitting diodes produced with organic materials. A light-emitting diode, or LED, is a semiconductor device that emits light when an electrical current passes through it. Although LEDs are typically produced with inorganic materials such as gallium arsenide, organic LEDs, or OLEDs, are produced with carbon-based compounds that also emit light in response to electrical current. Whereas LEDs are point sources of light that generate a large amount of light from a very small area, OLEDs are thin-film devices that produce diffuse, homogenous light from a flat surface. The use of OLEDs allows for the creation of light-emitting products, such as flat panel displays and luminaires, that are thinner, lighter and more flexible than those produced with LEDs because OLEDs can be applied to a wide variety of substrates, such as glass, metal foil, plastic and potentially textiles. Because they operate at lower voltages and do not require secondary optical fixtures for controlling light emission, OLED products are also typically more power efficient than those produced with LEDs.

        Most state-of-the-art OLEDs are structured as multiple thin organic layers, collectively known as the OLED stack, that are placed between two electrodes, an anode and a cathode. At the center of the OLED stack is the light-emitting, or emission, layer. When voltage is applied to the OLED, charge carriers, electrons from the cathode and what are known as "holes," or the absence of electrons, from the anode, are injected into the adjacent organic layers, which are called the electron transport layer, or ETL, and hole transport layer, or HTL, respectively. These charge carriers move through the ETL and HTL toward the emission layer, where they recombine and produce light. The color of light produced can be controlled by the use of different phosphorescent or fluorescent organic materials in the emission layer, and its intensity depends on the amount of voltage applied. Because the light produced by the emission layer must exit the OLED in order to be useful for illumination purposes, one of the electrodes, typically the anode in a so-called bottom-emitting OLED, must be transparent. The following graphic shows the structure of a typical bottom-emitting OLED:

        In order to produce a useful OLED product, the OLEDs must be mounted on a substrate and then encapsulated in order to prevent their degradation due to humidity, oxygen and other impurities in air. Because OLEDs can be mounted on a variety of substrates, OLED products can be opaque or transparent, or rigid or flexible, depending on the substrate and encapsulation materials surrounding them.

        For displays, the use of OLED technology allows manufacturers to produce thinner, lighter and more power-efficient displays than those produced with LCD technology, primarily because an OLED display is emissive rather than transmissive and does not require a separate backlight unit to generate light. In addition, an OLED display only requires one polarizer to minimize reflection on the display due to ambient light instead of the two polarizers required by LCDs. Because OLED displays use the same technology as LCDs to control individual pixels in the display, the TFT backplane, conversion from LCD to OLED technology represents a natural evolution for LCD manufacturers. The following graphics shows some of the similarities and differences between OLED displays and LCDs, including the lack of a back light unit and the use of one less polarizer in an OLED display as compared to an LCD:

Challenges Facing Conventional OLEDs

        Conventional OLEDs face several challenges, including the production of blue light, efficient injection and transport of electrical charges, extraction of light and production of white light.

Production of blue light

        The emission layer of an OLED stack typically contains different organic materials designed to produce the three primary colors red, green and blue. The production of red and green light is currently relatively efficient because these colors can be produced using higher luminance phosphorescent materials instead of the lower-performing fluorescent materials used to produce blue light. Because the emission materials used to produce blue light have lower power efficiency and lower lifetimes than the materials used to produce red and green, production of blue light is often the limiting factor in OLED product performance.

Injection and transport efficiency

        The power efficiency of an OLED depends primarily on how efficiently the charge carriers can be injected into the OLED stack and how efficiently they can pass through the transport layers into the emission layer. Injection efficiency is often low because the conductivity of the organic host materials that make up the transport layer is typically much lower than that of inorganic semiconductor materials, and because there are a limited number of materials available in mass production that are sufficiently transparent and conductive to serve as electrodes. The use of intermediate layers with good injection and transport characteristics between the electrodes and transport layers, so-called injection layers, can increase injection efficiency of the OLED stack, but often further limits OLED stack design because injection layers must be paired with a specific electrode material.

Light extraction

        Because the light produced by the emission layer must exit the OLED in order to be useful for illumination purposes, the performance of an OLED also depends on how efficiently light can be extracted, or outcoupled, from the emission layer. In conventional OLEDs, this process is relatively inefficient, with only 20 to 30% of the produced light leaving the device toward the observer. The rest is lost in a variety of processes. First, a large percentage of the generated light is reflected back inside the OLED upon reaching the boundary of the organic layers in the OLED stack. Light is also trapped in the substrate rather than exiting into the outside air, and, depending on the design of the OLED, some of the generated light may be absorbed by the cathode rather than being reflected toward the observer. Other light losses may occur due to a refractive index mismatch between the organic layers of the OLED stack and the substrate, and between the substrate and the outside air.

Production of white light

        Production of white light is challenging with OLEDs because there is no single emission material that produces white light. One approach is the so-called RGB patterning process in which red, green and blue emission materials are precisely distributed within the emission layer so that white light can be produced by combining these primary colors. RGB patterning, however, requires difficult and costly manufacturing processes, and the quality of white light produced may change due to the different aging of the red, green and blue emission materials. A less expensive approach involves the use of so-called single-unit white OLEDs, which are produced by placing complementary emission layers, typically red, green and blue, on top of each other in order to produce white light from a single OLED stack. In addition to single-unit white OLEDs, manufacturers may also use tandem-device white OLEDs in which two OLED stacks, one of which produces red and green light and the other of which produces blue light, are placed on top of each other within a single set of electrodes. Because the HTL and ETL of these two OLED stacks are adjacent to each other, they form a positive-negative, or p-n, junction across which charge carriers must flow. Although tandem-device white OLEDs are more power efficient and have longer lifetimes than single-unit white OLEDs, they increase the complexity and thickness of the OLED product by increasing the number of layers in the OLED stack.

Our Technical Solutions

        Our technologies and materials address the problems of injection and transport efficiency, light extraction and production of white light. In addition, they are designed to increase the stability and lifetimes of OLED products while decreasing their manufacturing complexity and cost.

Novaled PIN OLED® technology

        Novaled PIN OLED® technology uses electrically doped organic materials to increase the injection and transport efficiency of the transport layers of the OLED stack. This organic doping is accomplished in a manner similar to that of inorganic semiconductor doping. For the HTL, doping materials which act as electron acceptors are co-evaporated with the host material, which results in the formation of additional charge carriers, or "holes," in the HTL. The ETL is similarly doped with an electron-donating material that releases additional electrons into the ETL. Because the number of available charge carriers in both transport layers is significantly increased, the conductivity, and hence the injection and transport efficiency, of these layers is also increased by several orders of magnitude. This results in significantly lower voltage requirements for the OLED stack, allowing manufacturers to design top-emitting, bottom-emitting or transparent OLEDs with extremely low operating voltages. Because the performance of blue emission material is often the limiting factor in overall OLED performance, Novaled PIN OLED® technology may be used to increase the power efficiency of blue emission material, which in turn increases the overall power efficiency of the OLED stack. Because of their decreased voltage requirements, OLEDs produced using Novaled PIN OLED® technology also have increased stability and operating lifetimes as compared to conventional, undoped OLEDs. In addition, the use of doped transport layers often makes injection layers unnecessary, thereby simplifying OLED stack design and reducing manufacturing complexity and cost. Novaled PIN OLED® technology is easily integrated on all contact materials and substrates, and can be used with all current emission layer technologies, allowing manufacturers to easily adopt Novaled PIN OLED® technology in their existing OLED products. The following graphic shows a typical bottom-emitting OLED produced with Novaled PIN OLED® technology:

Our proprietary materials

        In addition to the proprietary doping materials developed for use in Novaled PIN OLED® technology, we have also developed a variety of other proprietary materials designed to increase the transport, outcoupling and blocking performance of OLED stacks, as well as the performance of tandem-device white OLEDs. The use of our materials also offers similar performance benefits for other organic electronic devices, including organic photovoltaics and organic thin-film transistors.

  Doping and host materials

        Our molecular positive and negative doping materials, or our p- and n-doping materials, are used in Novaled PIN OLED® technology to increase the performance of the HTL and ETL, respectively, by increasing the injection and transport efficiency of these transport layers. We also sell host materials for use in the HTL and ETL that are matched to the characteristics of our p- and n-doping materials. By combining our proprietary doping and host materials, manufacturers are able to substantially increase the conductivity of their transport layers, resulting in increased power efficiency, stability and lifetimes. Because our doping and host materials are stable at high operating temperatures, they are suitable for use in a variety of OLED products.

        The increased conductivity of the transport layers resulting from the use of our doping and host materials also allows manufacturers to produce thicker, more stable transport layers with a variety of benefits for OLED stack performance. Because the transport layers are thicker, the emission layer can be placed at an optimal distance from the electrodes, increasing outcoupling performance and color purity without a loss in power efficiency. The use of thicker transport layers also results in better production yield because increasing the distance between the electrodes decreases the impact of local electrical shorts on product stability.

        Our doping and host materials allow manufacturers to avoid light loss due to cathode absorption, which occurs when the cathode in a bottom-emitting OLED fails to reflect all of the light produced by the emission layer and instead absorbs a portion of it. Cathode absorption loss varies exponentially with the distance between the emission layer and the cathode, and can be avoided by using thicker ETLs produced with our doping and host materials.

  Outcoupling materials

        Our outcoupling materials are designed to increase the amount of light outcoupled from the OLED. To increase light extraction from the emission layer, manufacturers can use a scattering layer in the OLED stack based on our internal outcoupling materials to increase the amount of light entering the substrate. Manufacturers can then apply standard external outcoupling films to efficiently outcouple light in the substrate toward the observer. By combining our internal outcoupling materials with standard external outcoupling films, our outcoupling materials can be used to enhance the power efficiency of OLED products by increasing the amount of light emitted from the device.

  Blocking materials

        Our blocking materials increase the operating efficiency of OLED products. Transport layers have dual roles in the performance of OLEDs. In addition to facilitating charge carrier injection and transport to the emission layer, the HTL and ETL must also block electrons and holes from escaping from the emission layer, in order to increase recombination of these charge carriers, and hence light production, within the OLED stack. By increasing the blocking performance of the transport layers, our blocking materials increase the power efficiency and lifetime of OLED products.

        In addition, through use of our blocking materials, manufacturers can change the emission layer of their existing OLED stacks without modifying the surrounding transport layers. This flexibility allows manufacturers to use Novaled PIN OLED® technology and our other proprietary materials without worrying about their choice of emission layer technology, and allows us to adapt our technology and materials to a wide variety of OLED products.

  P-N junction materials

        Our p-n junction materials decrease the voltage requirements and thus increase the operating stability of tandem-device white OLEDs by lowering the voltage loss over the p-n junctions within tandem-device white OLEDs. In addition, our p-n junction materials allow manufacturers to produce metal-free tandem-device white OLEDs, and to increase outcoupling efficiency due to reduced light absorption losses.

Other organic electronics solutions

        The use of our materials allows manufacturers to increase the power efficiency, stability and lifetimes of their organic photovoltaic and organic thin-film transistor devices.

  Organic photovoltaics

        The use of our proprietary materials in organic photovoltaics results in benefits similar to those in OLEDs. Our PIN Tandem technology allows for the stacking of multiple organic photovoltaics while also simplifying the design of the individual organic photovoltaic stack. By stacking multiple organic photovoltaics, manufacturers can increase the amount of light collected by their organic photovoltaic devices because they can include multiple absorption layers, each of which is optimized for a particular part of the solar spectrum. In addition, our doping materials allow manufacturers to optimize the thickness of their absorption layers in order to further improve the collection of light. The use of our PIN Tandem technology also eliminates the need for extraction layers in the organic photovoltaic stack, thereby simplifying organic photovoltaic stack design. The increased amount of light captured by the use of multiple optimized absorption layers, in conjunction with the increased stability provided by our PIN Tandem technology, results in increased power efficiency and lifetimes in organic photovoltaic devices.

  Organic thin film transistors

        Use of our proprietary materials increases organic thin-film transistor performance, primarily by enabling area selective contact doping and reduced contact resistance, particularly for higher frequency operation. Because use of our proprietary materials also results in lower materials requirements for the injecting electrode, manufacturers are able to replace gold with less expensive contact materials in their organic thin-film transistors. Use of our doping technology and materials may also potentially allow for new transistor designs with better current driving stability than existing organic thin-film transistors.

Performance Improvements

        The use of Novaled PIN OLED® technology and materials results in different performance improvements depending on the specific products to which they are applied. In working with OLED product manufacturers, we are typically provided with one or more OLED stacks, which we then seek to optimize based on the manufacturer's particular requirements. The results that we can achieve often vary based on the performance characteristics of the underlying OLED stack and the goals that we are trying to meet. The following estimates of power efficiency and lifetime improvements are based on our experience in working with our technologies and materials on behalf of specific customers and have not been independently verified.

        For OLED displays, Novaled PIN OLED® technology and materials can, taking each factor independently, reduce voltage requirements by up to 40%, increase current efficiency by up to 20% and improve lifetimes by up to 500%, which we believe are significant performance improvements. As a result of these improvements, overall display product power efficiency can be increased by up to 20%, and overall display product lifetime can be increased by up to 500%. Novaled PIN OLED® technology and materials can also reduce the number of layers in the OLED stack by up to 20%, resulting in decreased manufacturing costs. For example, the use of Novaled PIN OLED® technology can make injection layers unnecessary in the OLED stack, thereby reducing the number of evaporation chambers needed in the manufacturing process. When using Novaled PIN OLED® technology and materials to improve our customers' existing OLED stacks, we typically balance these factors in order to produce an optimal solution based on their production requirements.

        For OLED lighting products, Novaled PIN OLED® technology and materials enable manufacturers to use the lowest operating voltages, around three volts, for single-unit white OLEDs, and thereby increase the power efficiency of their OLED stacks by up to 40%. By pairing Novaled PIN OLED® technology with our outcoupling solutions, which improve the extraction of light that would otherwise remain trapped in the OLED stack, the power efficiency of the OLED stack can be improved by up to an additional 80%, with approximately 50% of the additional power efficiency improvement coming from the use of Novaled's outcoupling materials. As a result, lighting product lifetimes can be improved by more than a factor of three due to lower operating voltage requirements.

        Our doping technologies and materials can also be used to enhance the performance of other organic electrical devices, such as organic photovoltaics and organic thin-film transistors, that rely on the transport of electrical charges. Through use of our doping technologies and materials, we have been able to increase the conversion efficiency of a one square centimeter organic photovoltaic by 25%, primarily as a result of using a stacked device structure with our PIN Tandem technology.

Our Products and Services

        We generate revenues from our products and services in three ways: selling our proprietary materials, licensing our intellectual property and providing research and development services. As our business grows, and as the markets for OLED products further develop, we anticipate entering into sales, licensing and research and development agreements with a variety of product manufacturers.

        Over the past three years, revenues generated from sales of our materials have increased significantly in absolute terms, but also in proportion to our other sources of revenues. The growth in our materials sales revenues is based primarily on our purchase and licensing agreements with Samsung Display for the sale of one of our doping materials. The following tables show our revenues by major categories and geographic area:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Sales of materials	2,059	5,363	15,185	5,418	9,225
Licensing fees and royalties	2,613	—	—	—	8,014
Research and development services	1,754	1,493	2,220	936	364

Total	6,426	6,856	17,405	6,353	17,603

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in € thousands)
Germany	1,979	1,257	1,047	345	679
France	2,624	1,110	1,207	502	250
South Korea	620	2,795	12,947	4,454	15,635
Other countries	1,203	1,694	2,204	1,052	1,039

Total	6,426	6,856	17,405	6,353	17,603

Sales of Materials

        We sell our proprietary materials to product manufacturers for use in the development and production of their OLED products. We believe that we are currently the only company selling organic conductivity doping technology and materials for commercial mass production in the OLED display industry. Other manufacturers may, however, develop alternative doping materials that compete with ours in the future.

        The largest and most important purchaser of our proprietary materials, as well as the source of the vast majority of our materials sales revenues, is Samsung Display, primarily due to its use of one of our doping materials in the mass production of its OLED smartphone displays. We have also entered into a purchase agreement with LG Display, which uses this same doping material in its OLED smartphone displays. Both Samsung Display and LG Display are investigating the use of our materials in their future OLED smartphones and televisions. In addition to our proprietary doping materials, we offer over 16 other proprietary materials that can be used to improve the transport, blocking and outcoupling performance of OLEDs and other organic electronic devices either by themselves or in tandem with our proprietary doping materials and Novaled PIN OLED® technology.

        The production of our proprietary doping materials is subcontracted to BASF. While we believe that our contractual arrangements with BASF will continue to allow us to supply our materials purchasers with high-quality materials in the quantity they demand, we anticipate entering into new production agreements with BASF or other producers as part of our overall outsourcing strategy.

Licensing fees and Royalties

        We license our intellectual property, including Novaled PIN OLED® technology, to manufacturers in the display, lighting and organic electronics markets. We are actively seeking to expand our IP licensing activities with both the existing purchasers of our materials and new product manufacturers. Our primary licensing agreements are with Samsung Display, Astron FIAMM, IPMS, Sumitomo and Heliatek.

Research and Development Services

        We provide research and development services for all stages of OLED product development. Our primary development partnerships in the flat panel display market are with Samsung Display and LG Display. Although we have not generated meaningful revenues from these development agreements, they have contributed and continue to contribute to sales of our materials to these manufacturers by enabling them to develop OLED stacks based on our technology and materials. For manufacturers which want to improve their existing OLED products, we provide research and development services with respect to OLED display and lighting structures, substrates, and signage. We also assist companies in developing OLED and organic photovoltaics manufacturing processes and evaluate proposed OLED and organic photovoltaics products and production methods. For manufacturers which are entering the OLED market for the first time, or for experienced OLED manufacturers which need targeted knowledge in specific areas, we offer custom-made know-how packages focusing on OLED display and lighting structures, substrates, materials, licensing and general industry information.

Marketing and Sales

        We market our OLED technologies and materials through a dedicated sales team in Europe, through representative offices supported by local agents in Japan and South Korea and through local agents in China and Taiwan. Our European sales team is focused on establishing new research and development contracts and servicing certain key customers worldwide. Our local agents in Japan, South Korea, China and Taiwan are used to establish relationships with local manufacturers and other companies which may be interested in purchasing or licensing our technologies and materials. Because of the highly technical nature of our business, our initial sales contacts typically progress to meetings between our scientists and the technical and scientific personnel of our potential customers in order to fully explain the benefits of our technologies and materials. To better meet our customers' needs and to support their ongoing development and production efforts, we have scientific personnel permanently staffed at our offices in Japan and South Korea, and anticipate following a similar strategy in China as the commercialization of our technologies and materials develops there. We also participate in major industry trade shows and conferences in order to develop awareness of our company, technologies and materials.

Research and Development

        Our research and development activities are focused on advancing our OLED technologies and materials for display, lighting and other organic electronics applications. We conduct this research and development both internally and through various relationships with commercial business partners and academic institutions in order to improve our technology and materials and to make commercial and academic third parties aware of our technology and materials. We believe that our combination of physics, chemistry and engineering expertise, together with our optics skills, will allow us to continue developing innovative OLED technologies and materials and to continue supporting the commercialization of these technologies and materials by OLED product manufacturers. We have developed industry-leading research facilities at our headquarters in Dresden, Germany, and we are preparing to open new product application development facilities located close to our major manufacturing customers in South Korea in order to further enhance our technological and research collaboration.

        In the years 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, we incurred research and development expenses of €2.6 million, €2.0 million, €1.6 million, €1.0 million and €3.5 million, respectively, which consist solely of the unfunded costs of our publicly funded internal research and development projects. These expenses are reported net of income we recognized from publicly funded research and development projects, which was €2.8 million, €2.6 million, €2.2 million, €1.2 million and €0.6 million, respectively, in 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012. Our cost of sales related to research and development projects were €0.5 million, €1.0 million, €3.6 million, €1.2 million and €57 thousand, respectively, for these same periods. For 2009, 2010 and 2011, our cost of sales includes both the costs of our non-publicly funded internal research and development projects and the costs of our customer-sponsored research and development projects. Because we can now separate the costs of our internal and customer-sponsored research and development projects, the only research and development costs that are included in our cost of sales for the six months ended June 30, 2012 are those associated with customer-sponsored research and development projects. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Income Statement — Research and development expenses."

OLED Display Research

        Our primary research goals in OLED displays are to enhance our presence in the mobile display market, and to establish our presence in the growing OLED television market. Our materials, and in particular our doping materials, are currently used by leading OLED display manufacturers, including Samsung Display and LG Display. To expand the use of our materials, we are working to develop host materials that pair with our doping materials in order to market complete HTL solutions. We are also looking to improve blue pixel performance, power efficiency and lifetimes through use of so-called electron injection materials. In the OLED television market, we are working to ensure that our materials are compatible with various manufacturing technologies, such as scanning mask, laser-induced thermal imaging or printing, that may become the industry standard as the market for OLED televisions develops. We are also continuing our cooperation with emission material manufacturers, such as UDC and SFC, to ensure that our materials continue to perform well in future OLED stacks.

OLED Lighting Research

        Use of our doping and host materials is well-established in many current pilot OLED lighting projects. Our primary research goals in OLED lighting are to develop technologies and materials suitable for use when commercial production of OLED lighting products begins, and to develop additional functional components for OLED lighting products. We are looking for ways to manage the cost of OLED lighting products through the development of less costly materials and more efficient manufacturing processes. We are also developing outcoupling materials that are designed to maximize the extraction of light from the OLED stack, especially when used with Novaled PIN OLED® technology. We are conducting research on the deposition of OLED stacks on different substrate materials, including metal and metal foils, with the aim of developing more flexible OLEDs. We have begun to develop the next generation of OLED doping materials and are also working with equipment manufacturers to develop new deposition methods for our OLED materials.

Organic Electronic Research

        More so than in display and lighting, our research in organic electronics focuses on the transport layers and doping materials of the organic photovoltaic stack. Our primary research goals in organic electronics are to ensure the use of our materials as commercial production of organic electronics develops and to facilitate the use of our materials and technology in organic photovoltaics. Our research focuses on reducing the cost of organic photovoltaics by developing higher-performance and cheaper materials, increasing the air and temperature stability of solar cells and enabling the use of our materials with cheaper and more efficient manufacturing processes. We are also focused on transforming individual devices into real world applications, particularly in the areas of organic thin-film transistors and organic diodes, and expect to develop intellectual property which we can license in the future. As part of our long-term research, we are also exploring the development of lithium-ion batteries with organic cathode materials. Although the market potential of this technology is unclear, we believe that we will be able to develop promising new business fields in organic electronics in the future.

Cooperation with Academic Institutions

        In 2008, IPMS opened the Center for Organic Materials and Electronic Devices Dresden, or COMEDD, in Dresden, Germany. IPMS works on electronic, mechanical and optical elements and their integration into tiny "smart" components and systems, with a particular focus on manufacturers which want to extend their products' functions using OLEDs. At COMEDD, research institutions and companies, such as Sunic and Aixtron, work on organic semiconductor materials for OLEDs and organic photovoltaics. COMEDD also focuses on developing OLED displays and lighting products on glass and other flexible substrates. We work with COMEDD and its participating institutions on the research and development of OLED technologies and materials.

        We continue to invest in research and cooperation agreements with key academic and non-commercial research groups in our target markets of Europe, the United States and Asia. The main focus of these agreements is to drive further "blue-skies" research in applications of our OLED technology, materials and know-how, and also to expose young students and researchers to our technology and materials and train them accordingly.

Publicly Funded Research

        When available, we use public funding to support our research and development activities. This funding comes from three levels: the European Union, Germany, and the German state of Saxony. Because access to this funding is competitive, our project proposal must be accepted and approved, and work commence, before we can apply for reimbursement of a portion of our development costs. We retain sole ownership of any intellectual property derived in whole or in part from public funding although we may be obligated to remain in Saxony for up to five years in order to retain funding received from that state. Funding at the European Union and German levels is awarded on a consortium basis. The members of such consortiums, including ourselves, typically agree to license any intellectually property they develop during the course of project to each other at favorable rates. While public funding is currently an important source of our research and development budget, we anticipate that the overall percentage of our research and development budget derived from public funding will decrease as our revenues grow in the future.

        We have participated and continue to participate in publicly funded research projects in OLED and lighting technology. Key European projects in which we have participated include: OLLA and OLED100.eu, which aimed to develop high performance OLEDs for lighting, and FlexiDis, which was the largest display research project supported by the European Commission and aimed at developing flexible AMOLED displays. We are also supporting new key projects, including the German-funded OPEG-Project, which focuses on developing flexible organic solar cells with efficiencies of 10% and lifetimes in excess of 10 years, and the German So-Light project, which aims to develop OLED special lighting applications covering all parts of the value chain.

Intellectual Property

        Along with our personnel, our most fundamental assets are the patents and other intellectual property that we own. Our key patent families cover device architecture technology, our materials and their applications, doped devices and our doping process, lighting, outcoupling, organic photovoltaics and other patents related to emission layers. In addition, we have trademarks, design rights and internet domains that we regularly use in the course of our business, such as Novaled PIN OLED®, Liternity and OLED+. Our intellectual property also includes a substantial body of non-patented technical knowledge that we have accumulated over time as a result of our research and development activities.

Our Patents

        Our research and development activities, conducted both internally and through collaborative programs with our research and development partners, have resulted in the filing of a substantial number of patent applications related to our OLED technologies and materials. Our patent portfolio consists of more than 500 issued and pending patents covering many subfields of OLED technology including technology, materials, and device structure. As of June 30, 2012, we had 261 pending patent applications and owned 252 patents. The mean age of these patents was six years as of June 30, 2012, and our first key patents will not begin to expire until November 2020.

        We believe that we have the largest organic doping intellectual property portfolio of any company, which covers our organic doping materials, OLED and other organic electronic device architectures and our doped layer technology. We also own other material and device patents which cover host, outcoupling, blocking and p-n junction materials, as well as lighting applications and OLED emissions zone structures. The table below provides summary information on the patent families that we believe are most important to our business:

Subject Matter	Key Intellectual Property (filing date)
Materials and Materials Applications	n-dopant, n-doping of organic semiconductors with air stable precursors (2003)
electron transport material with enhanced dopability for higher conductivities and enhanced device efficiency (2005)
n-dopant, air stable n-dopant precursors (2006)
p-dopant, organic acceptors as strong p-dopants for organic semiconductors (2007, 2008)
n-dopant, use of air stable n-dopant precursors for doping organic semiconductors (2007)
electron transport material with enhanced dopability for higher conductivities and enhanced device efficiency (2007, 2010)
p-dopant, organic acceptors as strong p-dopants for organic semiconductors (2008)
electron transport material with enhanced dopability for higher conductivities and enhanced device efficiency (2010)
organic photovoltaics, n-dopant for organic photovoltaics (2011)
Doped Device and Process	doped device architecture, low voltage OLED with doped transport layers and blocking layers (2000)
doped device architecture, OLED with inverted stack (2001)
doped device architecture, transparent OLED with enhanced stability and efficiency (2002)
doped device architecture, polymer-small molecule hybrid OLED (2003)
Lighting and Outcoupling	outcoupling, internal outcoupling layer and material (2010)
Other (display, emission layer architecture and organic photovoltaics)	organic photovoltaics, process for production of organic solar cell (2010)

        Through a research cooperation agreement with the Technical University of Dresden, we have the right to acquire all inventions and patent applications produced by the university's Institute for Applied Photophysics in connection with its optoelectronics research group, excluding inventions in the field of organic solar cells, so long as we funded such research and development individually or jointly with the university. We also have the right to separately acquire from the university, regardless of funding, all inventions in the areas of doping materials for organic electronic applications and, subject to limited exceptions, all inventions where the relevant innovation relates to doped OLED stacks. In addition, we have a right of first refusal with respect to sales of any inventions which would fall under the scope of the agreement but for the fact that they were not funded partially or in full by us. The initial term of this agreement runs until January 31, 2013, and renews automatically for successive one year terms unless terminated with six months' prior notice. In addition to acquisitions from the Technical University of Dresden, we also anticipate expanding our intellectual property portfolio with other acquisitions of relevant intellectual property.

        In November 2003, we entered into agreements with a professor from a German university pursuing research in OLEDs. According to the terms of these agreements, the professor must offer us the right to acquire any intellectual property that he develops in certain fields of OLED research. In the event we exercise the right to acquire such intellectual property, whether from the professor himself or from the university acting at his behest, the professor will receive, for the first five patents transferred to us or granted to us based on intellectual property we receive from the professor or the university, the right to acquire up to 18,900 shares in our company. Any additional transfers of such intellectual property must be in exchange for fair compensation as negotiated between the parties.

        In anticipation of this offering we intend to amend one of these agreements to confirm that two patents have been validly granted to us based on intellectual property the professor transferred to us, which resulted in the professor's right to receive compensation in a total amount of 12,600 shares in our company or the equivalent in cash. Patent applications have been filed following three further transfers of intellectual property to us by the professor but are still pending. If patents are granted for this intellectual property by the relevant authorities, the professor will be entitled to a total of 6,300 additional shares in our company.

        Our intellectual property portfolio is geographically well diversified with strong footprints in Germany, Europe, the United States, China, Japan and South Korea. We focus on obtaining patents in jurisdictions where major OLED manufacturers are headquartered, such as South Korea, and in jurisdictions that represent key OLED product markets, such as Europe and the United States. Although the markets for OLED lighting and organic electronics products are less mature, we believe that the future geographic distribution of our patents in these markets will be substantially similar to our current geographic patent distribution.

        Patentable ideas, developments, discoveries and inventions made by employees working in Germany are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates employers' entitlement to, and compensation payable for, inventions made by employees in the course of their employment. Any employee making an invention that either resulted from his or her employment or is essentially based on the employer's know-how must report such invention to the employer in writing. For notifications received prior to October 1, 2009, the employer has four months to claim the invention. For notifications received after October 1, 2009, the employer is automatically deemed to have claimed the invention if he does not release it within four months. The employee is entitled to payment of fair compensation for inventions claimed by the employer. We follow all relevant German regulations with respect to compensating our employees for their inventions.

        Because we are often unaware of how our technology and materials are used, we cannot guarantee that use of our technology and materials does not infringe upon the intellectual property of others. We are currently aware of one patent which may, in certain circumstances, be infringed by the use of our Novaled PIN OLED® technology, although we are unaware of any such infringement having occurred. We also believe that none of our customers are affected by this patent. While we do not know whether this patent is valid or whether it would be upheld by courts if challenged, we are actively monitoring the situation.

Non-Patented Technical Know-How

        We have accumulated, and continue to accumulate, a substantial amount of non-patented technical information and know-how relating to OLED technologies and materials. Where practicable, we share portions of this information with display and lighting manufacturers and other business partners on a confidential basis. We also sell our information and know-how through technology disclosure packages to manufacturers. We employ various methods, such as confidentiality and employment agreements, to protect this information from unauthorized use or disclosure, although no such methods can provide complete protection.

Competition

        The industry in which we operate is highly competitive. Display and lighting manufacturers, including customers of ours, are engaged in their own OLED research, development and commercialization activities, and have developed and may continue to develop proprietary OLED materials and technologies that are necessary or useful for commercial OLED devices. Although we are currently the only company selling organic conductivity doping materials for the transport layers of the OLED stack, other material manufacturers, such as Dow Chemical Company, LG Chem, Hodogaya, Duksan Hi-Metal and Doosan, are developing, selling or providing samples of competing host and other OLED materials to our current and potential customers, including the companies to which we currently sell our proprietary doping materials. We do not currently compete with UDC and Sumitomo with respect to emission layer materials, and are not currently active in the emission layer field.

        Our existing business relationships with Samsung Display and LG Display, as well as our partnerships with other product manufacturers, suggest that Novaled PIN OLED® technology and our proprietary materials may achieve a significant level of market penetration in the OLED display and lighting markets. Other companies, however, may succeed in developing new OLED technologies and materials that are required in addition to ours, or that may be used instead of ours. We cannot be sure that Samsung Display or LG Display will continue to use our doping materials in their OLED mobile phone displays or that Samsung Display or LG Display will use our doping materials in their future OLED televisions. It is also unclear whether other product manufacturers with which we cooperate will use our OLED technologies and materials in the production of their display and lighting products.

Material Contracts

        We enter into a variety of agreements with our strategic partners and customers. The most important of these agreements are our materials purchase and sale and licensing agreements with Samsung Display, our materials purchase and sale agreement with LG Display and our supply agreement with BASF.

Samsung Display

        Our relationship with Samsung Display, the largest purchaser of our OLED materials, began in 2006. In October 2009, we entered into a purchase agreement with Samsung Mobile Display, now Samsung Display, in which we agreed on the general terms of sales of one of our doping materials to Samsung Display. The agreement has an initial term of five years, and renews automatically for successive one-year terms unless terminated by either party with three months' written notice. There is no minimum purchase requirement under the agreement, and we are not allowed to change our materials production conditions without Samsung Display's approval during a certain period following submission of a purchase order by Samsung Display.

        In September 2011, Samsung Venture Investment Corporation acquired what would currently be a 9.8% interest in our company. In connection with this acquisition, Samsung Venture Investment Corporation was granted warrants to acquire up to an additional 1% of our outstanding share capital based on the revenues from sales of our materials to Samsung Display. Because the sales threshold for certain of the warrants was met in 2011, Samsung Venture Investment Corporation acquired an additional 0.5% of our outstanding share capital in June 2012, giving it a 10.3% stake in our company. The sales threshold for the remaining warrants was met in the first half of 2012, and we anticipate that Samsung Venture Investment Corporation will exercise its remaining warrants in the second half of 2012 to acquire an additional 0.5% of our share capital. For more information on Samsung Venture Investment Corporation's investment in our company, see "Related Party Transactions."

        In June 2012, we entered into a licensing agreement with Samsung Display with respect to our Novaled PIN OLED® technology. The licensing agreement grants Samsung Display and its affiliates a fully paid-up, worldwide, perpetual, irrevocable, non-exclusive, non-transferable and non-sublicensable license to produce and sell AMOLED display modules using our Novaled PIN OLED® technology and any future improvements or enhancements to it. In addition, certain of our purchasing terms with Samsung Display were modified by the licensing agreement. Under the terms of the licensing agreement, Samsung Display is required to exclusively purchase doping materials from us until 2016, after which it may use our Novaled PIN OLED® technology with doping materials purchased from other suppliers. The licensing agreement also provides for increasing minimum annual purchase requirements for our doping materials until 2016 and requires us to offer certain price discounts to Samsung Display based on its annual purchase volume of our doping materials. These price discounts will terminate at the end of 2016, and we will then be free to set new prices for any doping materials that we develop thereafter and for any of our doping materials that are not then used by Samsung Display in the commercial mass production of AMOLED display modules. We will be required, however, to renegotiate our prices in good faith for any of our doping materials that are in use by Samsung Display in the commercial mass production of AMOLED display modules at the end of 2016. As part of the consideration for licensing our Novaled PIN OLED® technology, Samsung Display paid us a one-time non-refundable licensing fee of $10 million in August 2012, which was required to be recognized in income in the second quarter of 2012 under IFRS.

LG Display

        Our relationship with LG Display, the second largest purchaser of our OLED materials, began in 2009. In October 2011, we entered into a purchase and sale agreement with LG Display, in which we agreed on the general terms of sales of one of our doping materials to LG Display. The agreement has an initial term of one year and renews automatically for successive one-year terms unless terminated by either party with three months' written notice. There is no minimum purchase requirement under the agreement, although we are obligated to fulfill certain of LG Display's forecasts of demand for our materials to the extent that LG Display places orders for the forecasted quantity of materials. We must provide LG Display with written notice a certain period of time ahead of any proposed changes to our materials or manufacturing processes.

BASF

        In April 2006, we entered into a manufacturing and supply agreement with Ciba Specialty Chemicals Inc., now BASF. Under the agreement, BASF agreed to be the exclusive manufacturer of certain OLED materials for us based on the quantities and specifications we provide. We amended the agreement in March 2009 to expand the range of materials that BASF would produce for us. In September 2010, we agreed to extend the initial term of the agreement until December 31, 2011, with automatic renewal for successive one-year terms unless terminated by either party with six months' written notice. At that time, we also agreed to enter into good faith negotiations with regard to a multi-year manufacturing and supply agreement, and we are currently negotiating such an agreement with BASF.

Insurance

        We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung) for our business operations.

        In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and supervisory board members may incur in connection with their conduct as directors or officers of our company.

        We believe that all facilities leased by us are adequately insured.

Legal Proceedings

        We are not currently party to any legal proceedings of a material nature.

Property, Plant and Equipment

        Our headquarters is currently located in Dresden, Germany, where we lease office space for executive and support functions, laboratories and office space for our scientific teams, a cleanroom, manufacturing facilities and other technical space covering approximately 2,700 square meters.

        While we believe that our facilities are adequate for our current needs, our lease agreement will expire at the end of 2012. We plan to rent new larger space in the second half of 2012, which will accommodate the planned expansion of our operations. We are working closely with local authorities to coordinate our move and are currently considering three existing facilities. In addition, we are negotiating with our current landlord to extend the duration of our lease by one year. Despite our increased space requirements, we believe that we will be able to acquire new workspace without substantially disrupting our current operations.

        In addition, we are also planning to open a new product application development facility close to our major manufacturing customers in South Korea.

Environmental, Health and Safety Regulations

        We are subject to environmental, health and safety regulations in our home company Germany, as well in the countries where our OLED technologies and materials are used or sold. There are no international standards applicable to the handling and shipping of the materials we produce. In the European Union, we are subject to the regulation on registration, evaluation, authorization and restriction of chemicals, or REACH, and the CLP regulation on the classification, labeling and packaging of substances and mixtures, regarding the conformity of the chemical goods we sell. Under CLP, we may be required to publicly disclose the chemical composition of our proprietary materials, which may facilitate infringement or avoidance of our intellectual property by materials manufacturers and potentially reduce the margin we are able to charge for our products by allowing product manufacturers to more accurately determine our production costs. We actively monitor our compliance with current and potential future health and safety regulations, and we are closely following the development of the REACH and CLP regulations in order to determine their impact on our business.

        We are also subject to other country-specific regulations, in particular those of South Korea, Japan, Taiwan, China and the United States. Each country has different regulatory standards depending on whether we sell or handle small or large amounts of our materials in that country, and the specific threshold for large amounts of material varies by country. When we qualify as handling or selling large amounts of material in a country, we must typically register in the country and possibly conduct tests involving our materials.

        We voluntarily conduct Ames mutagenicity tests on certain of our materials, including the material we sell to our largest purchasers Samsung Display and LG Display, to determine their oral toxicity. While we do not believe that OLEDs use any obviously hazardous materials, there has been insufficient testing to determine the long-term risks associated with OLED materials. It is possible that we will be subject to regulations in the future that are designed to limit or reduce the use of our technologies or materials. Our management board has created a Health and Safety Committee, lead by our CEO, the goal of which is to ensure that we not only comply with all applicable environmental, health and safety regulations, but that we also take all additional steps necessary to protect the health and safety of our employees.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Overview

        We are a German stock corporation (Aktiengesellschaft, or AG) with its registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act (Aktiengesetz) our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders' meeting (Hauptversammlung). Our management board and our supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

        Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and its internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

        The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board and representing us in connection with transactions between a current or former member of the management board and us.

        The members of our management board and our supervisory board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or the internal rules of procedure are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

        In carrying out their duties, the members of both boards must take into account a broad range of considerations when making decisions, including our company's interests and the interest of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal monitoring system for risk management purposes.

        Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other things, regularly report to our supervisory board in relation to the current state of our company's business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports at any time.

        Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board in the event that they are believed to have breached their duty of loyalty and care to our company. Apart from insolvency or other special circumstances, only we have the right to claim damages against the members of our two boards.

        We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders' meeting with a simple majority of the votes cast; provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the minutes maintained by a German civil law notary.

        The following description, as far as it relates to our articles of association is based on the amended version of our articles of association as adopted by our general shareholders' meeting on March 28, 2012, which we anticipate registering in due course prior to this offering.

Supervisory Board

        Our supervisory board consists of six members. Although our company is generally subject to the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) and the German Codetermination Act (Mitbestimmungsgesetz), our supervisory board does not currently have any employee representatives due to the number of employees of our company. These acts require that one-third of the members of a company's supervisory board be elected by the company's German employees when the company has at least 500 employees, and that one-half of the members of the supervisory board be so elected for companies with at least 2,000 employees. As our company grows, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) and the German Codetermination Act (Mitbestimmungsgesetz).

        Currently, all of the members of our supervisory board are elected by the shareholders' meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent. The rules of procedure for our supervisory board, however, require that the supervisory board include an adequate number, as determined by the supervisory board, of independent members. Under the supervisory board's rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with the Company or the management board that could constitute a conflict of interest.

        The members of our supervisory board may be elected for a term of up to approximately five years (standard term of office). Reelection, including repeated reelection, is permissible. The shareholders' meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, for different start and end dates of their term.

        The shareholders' meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office.

        Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders' meeting adopted by three-quarters of the votes cast. In addition, any member of our supervisory board may resign at any time by giving two weeks' written notice of his or her resignation to our management board or the chairperson of our supervisory board. Our supervisory board may agree upon a shorter notice period.

        Our supervisory board elects a chairperson and a vice chairperson from among its members. The vice chairperson exercises the chairperson's rights and obligations at any time when the chairperson is prevented from doing so. On March 28, 2012, our general shareholders' meeting elected Dr. Wolfgang Ziebart and Ernest E. Maddock as new members of our supervisory board, replacing Thilo von Selchow and Dr. Jan Blochwitz-Nimoth, and re-elected Jean-Michel Barbier, Michel de Lempdes, Michael Mayer and Dr. Paul-Josef Patt as members of our supervisory board. The members of our supervisory board have elected Dr. Wolfgang Ziebart as new chairman and Dr. Paul-Josef Patt as new vice chairman, each for the term of his membership in our supervisory board.

        The supervisory board meets at least twice during the first half and twice during the second half of each fiscal year. Our articles of association and the supervisory board's rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members, but in any case no less than three members, participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or video conference, subject to the chairperson not raising any objection to this type of participation at the beginning of the meeting. Any absent member may also participate in the voting by submitting their written vote through another member.

        Resolutions of our supervisory board are passed by simple majority unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson, or in the event he or she is unavailable, the vice chairperson, has a casting vote.

        Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that the following matters, among others, require its prior consent:

  •
  the adoption of the annual budget;

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  if provided for in the annual budget: the acquisition, transfer, disposal, contribution or pledging of any fixed assets (Anlagevermögen) worth more than €2,000,000 in each case and any commitment, of any nature whatsoever (except for the purchase and sale of inventories and goods in the ordinary course of business), the amount of which would exceed annually, in one or more related instances, €2,000,000, including the granting of any guarantee, pledge, mortgage, charge or security right;

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  if not provided for in the annual budget: the acquisition, transfer, disposal, contribution or pledging of any fixed assets (Anlagevermögen) worth more than €1,000,000 in each case and any commitment, of any nature whatsoever (except for the purchase and sale of inventories and goods in the ordinary course of business), the amount of which would exceed annually, in one or more related instances, €500,000, including the granting of any guarantee, pledge, mortgage, charge or security right;

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  the acquisition or subscription of any direct or indirect interest in any other company, group or entity, as well as the setting up of any subsidiary or transfer or pledge by such subsidiary of its shares;

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  the determination of the conditions upon which stock options or warrants will be granted to our employees and allocated among our employees;

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  the appointment of any of our employees whose annual gross compensation exceeds €175,000 or the increase of the salary of any of our employees above this threshold;

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  the entering into any agreement (or materially amending any existing agreement) with any of our shareholders or with any parties related to them within the meaning of Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or Section 15 of the German Fiscal Code (Abgabenordnung); and

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  the permission for any subsidiary to issue or sell, or obligate itself to issue or sell, except to us or to any wholly owned subsidiary, any equity security of such subsidiary.

        Our supervisory board may determine to make further types of actions contingent upon its approval.

        The following table sets forth the names and function of the current members of our supervisory board, their age, the end of their current terms and their principal occupations outside of our company as of September 17, 2012.

Name	Age	End of term	Principal occupation
Dr. Wolfgang Ziebart (Chairman)	62	2015*	Head of the supervisory board of Nordex AG
Dr. Paul-Josef Patt (Vice Chairman)	57	2017*	Managing partner of eCAPITAL entrepreneurial Partners AG
Jean-Michel Barbier	67	2017*	Chairman and managing partner of TechFund Europe Management SAS and manager of JMB Consult S.à r.l.
Michel de Lempdes	35	2017*	Director at Omnes Capital
Ernest E. Maddock	54	2015*	Chief financial officer and senior vice president of Lam Research
Michael Mayer	59	2017*	Chief executive officer of TechnoStart and managing partner of all TechnoStart funds

*
Date of the general shareholders' meeting of that year.

        The business address of the members of our supervisory board is the same as our business address: Novaled AG, Tatzberg 49, 01307 Dresden, Germany.

        The following is a brief summary of the business experience of the members of our supervisory board.

        Dr. Wolfgang Ziebart is the chairman of the supervisory board of Nordex AG and a member of the supervisory boards of Autoliv Inc. and ASML Holding N.V. Between 2004 and 2008, Dr. Ziebart was chief executive officer of Infineon Technologies AG. Before that, he was deputy chairman of the management board of Continental AG, an automotive supplier, and head of its automotive systems division, focusing on automotive electronics and electronic brake systems. Previously, until 1999, he was a member of the management board of the automobile manufacturer BMW AG, where he started his professional career in 1977 and held a number of different positions, including responsibility for the development of electronics. Dr. Ziebart holds a degree in engineering and received his doctorate degree (Dr.-Ing.) in engineering from the Technical University of Munich.

        Dr. Paul-Josef Patt has been a managing partner, since 2001, and chief executive officer, since 2004, at eCAPITAL entrepreneurial Partners AG. He started his career as a project manager at Roland Berger & Partner and built up the strategic development of Kaufhof Holding AG. Through a management buy-in, he became the executive partner of a highly expansive retail company. After successfully selling his shares in 1997, he began to invest in various venture capital funds and later directly in several investments. He serves as a board member at Jedox AG and Open Exchange AG. Dr. Patt studied business administration in Tübingen, Paris and Münster and received his doctorate degree from Münster University.

        Jean-Michel Barbier is chairman and managing partner of TechFund Europe Management SAS which in turn represents TechFund Capital Europe, the sister fund of Silicon Valley-based TechFund. He is also manager of JMB Consult S.à r.l. Prior to the creation of TechFund Capital Europe, Mr. Barbier was President and CEO of Thomson-CSF Ventures (now Thales Corporate Ventures). He founded this corporate fund in 1986, pioneering venture capital in France and Europe, and investing in more than 50 successful start-ups in the United States, Europe and Asia. Previously, he held several senior management positions at Alcatel and France Telecom. He serves on boards of Citilog SA, Solairedirect SA, Cooltech Applications SAS, Forenap FRP SAS, Demeter Partners SAS and 123 Holding ISF 2009. Mr. Barbier graduated from the University Paris-Sud 11 and the École Nationale Supérieur des Télécommunications.

        Michel de Lempdes is a director at Omnes Capital (previously Crédit Agricole Private Equity). Mr. de Lempdes joined Crédit Lyonnais Private Equity (that later became Crédit Agricole Private Equity) in 2001 and is responsible for investments in the area of electronics and internet. He started his career at Crédit Lyonnais Americas, where he was involved in the structuring of LBO operations and the creation of a private equity fund of funds at Crédit Lyonnais' Leverage Finance Sponsor Group in New York. Mr. de Lempdes serves as a director on the boards of Avertec, Emulation and Verification Engineering, E-Trend, Tronic's Microsystems and Splendia. Formerly, Mr. de Lempdes served as director on the boards of Si Automation, MonShowroom, Miyowa, Oclio and Dibcom. Mr. de Lempdes graduated from Reims business school.

        Ernest E. Maddock has been chief financial officer and senior vice president of Lam Research since September 2008. He also serves as head of Lam Research's Information Technology organization and Silfex Incorporated, a division of Lam Research. Since October 2003, Mr. Maddock held the position of senior vice president of global operations at Lam Research, overseeing the areas information technology, global supply chain, production operations, corporate quality, global security, and global real estate and facilities. He also held the position of vice president of the customer support business group of Lam Research. Mr. Maddock joined Lam Research in November 1997. Prior to his employment with Lam Research, Mr. Maddock was managing director of the global logistics and repair services operations of NCR Corporation and chief financial officer of its software products division.

        Michael Mayer is the founder and managing partner of TechnoStart Beratungsgesellschaft für Beteiligungsfonds mbH. Mr. Mayer headed the technology transfer group at Fraunhofer Institute for Systems and Innovation Research ISI in Karlsruhe and has led numerous studies on tech transfer. He serves as member of the board of directors of Ascendis Pharma A/S and as deputy chairman of the board of Spintec Engineering GmbH. Mr. Mayer studied economics at Konstanz University.

Supervisory Board Practices

        Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

        To assist the supervisory board in carrying out its duties, the supervisory board, in its new composition following our general shareholders' meeting on March 28, 2012, has established a nomination committee in accordance with our articles of association and the internal rules of procedure of the supervisory board, in addition to the already existing audit committee and compensation committee, hereinafter collectively referred to as the Board Committees. The Board Committees may, to the extent legally permissible, be charged with additional decision-making powers. The supervisory board may, at its own discretion, establish, permanently or temporarily, other committees and charge them with decision-making powers.

        Set forth in the table below are the current members of the audit committee, the compensation committee and the nomination committee:

Name of committee	Current members
Audit Committee	Dr. Wolfgang Ziebart, Ernest E. Maddock, Michel de Lempdes
Compensation Committee	Dr. Wolfgang Ziebart, Jean-Michel Barbier, Michael Mayer
Nomination Committee	Ernest E. Maddock, Dr. Paul-Josef Patt, Michael Mayer

        The summary of our audit committee's and our compensation committee's terms of reference set forth below is based on the proposed rules of procedure for these committees, which will be adopted prior to the offering. The supervisory board has already adopted the rules of procedure for the nomination committee summarized below.

        Audit Committee.    Our audit committee assists the supervisory board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effectiveness of the internal control system and our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of the independent auditors and the effectiveness of our internal audit functions. The audit committee's duties and responsibilities to carry out its purposes include, among others:

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  the preparation of the supervisory board recommendation to the shareholders' meeting on the appointment of the independent auditors to audit our financial statements of the Company and the respective proposal to the supervisory board;

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  direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors, who shall report directly to the audit committee; provided that the auditor appointment and termination shall be subject to approval by the shareholders' meeting;

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  the pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;

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  the handling of matters and processes related to auditor independence;

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  the establishment, maintenance and review of procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

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  the review and approval of all our related party transactions in accordance with our policies in effect from time to time.

        The audit committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other engagement terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the management board or supervisory board. We shall provide for appropriate funding, as determined by the audit committee, in its capacity as a committee of the supervisory board, for payment of compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, compensation of any advisers employed by the audit committee, and ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

        The audit committee consists of at least three members and, subject to certain limited exceptions, each member of the audit committee must be independent according to the following criteria:

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  no member of the audit committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member's capacity as a member of our supervisory board or any of its committees; and

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  no member of the audit committee may be an "affiliated person" of our company or any of its subsidiaries except for such member's capacity as a member of our supervisory board or any of its committees; for this purpose, the term "affiliated person" means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control of our company or any of its subsidiaries.

        At least one member of the audit committee shall qualify as "audit committee financial expert" as defined under the Exchange Act.

        Compensation Committee.    Our compensation committee, which consists of at least three members, is responsible for:

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  reviewing our compensation policy and its implementation;

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  recommending to the supervisory board for determination, the compensation of all members of the management board taking into account the requirements of the German Stock Corporation Act (Aktiengesetz), the German Corporate Governance Code (Deutscher Corporate Governance Kodex), or Corporate Governance Code, best practices in our and comparable industries and among other companies that maintain a primary listing on the same stock exchange or stock market as we do;

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  reviewing and approving any severance or similar termination payments proposed to be made to any current or former member of the management board;

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  making recommendations to the supervisory board with respect to the Company's incentive compensation plans and equity-based compensation plans and discussing and determining amendments to existing plans or the establishment of new management and employee compensation plans; and

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  issuing an annual compensation report and preparing any report of the supervisory board to the annual shareholders' meeting (ordentliche Hauptversammlung).

        Nomination Committee.    Our nomination committee, which consists of at least three members, is responsible for:

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  identifying, pre-screening and interviewing qualified individuals and making recommendations to the supervisory board on the appointment and dismissal of members of the management board and on extending their appointments;

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  making recommendations to the supervisory board on suitable candidates for election as members of the supervisory board, which the supervisory board shall propose for election at the shareholders' meeting;

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  submitting recommendations regarding the composition of the Board Committees to the supervisory board;

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  developing and recommending to the supervisory board a set of corporate governance guidelines applicable to us, reviewing them at least once a year, including the rules of procedure for the supervisory board, and submitting recommendations for their improvement to the supervisory board, in each case taking into account the recommendations (Empfehlungen) and suggestions (Anregungen) of the Corporate Governance Code, as appropriate;

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  preparing the proposal regarding the declaration of conformity with the Corporate Governance Code, including the explanation of deviations from the Corporate Governance Code, for decision by the supervisory board and the corporate governance report to be included in the Company's annual report; and

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  reviewing compliance with the declaration of conformity (Entsprechenserklärung) under the Corporate Governance Code.

Management Board and Senior Management

        Pursuant to our articles of association, our management board consists of at least two members. Our supervisory board determines the exact number of members. At present, our management board consists of three members: Gildas Sorin, Harry Böhme and Gerd Günther.

        The members of our management board are appointed by our supervisory board for a term of up to a maximum of five years. They are eligible for reappointment or extension, including repeated re-appointment and extension, after the completion of their term in office, in each case again for up to additional five years. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders' meeting, a member of the management board may be removed from office by our supervisory board prior to the expiration of his or her term.

        The members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, they have primary responsibility for (i) the preparation of our annual financial statements, (ii) the making of a proposal for the supervisory board's recommendation to our shareholders' meeting on how our profits (if any) should be allocated, and (iii) regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them, and on future business planning.

        Notwithstanding the collective responsibility for the management of the company overall, the rules of procedure provide that the members of our management board will unanimously adopt a schedule of responsibilities that assigns specific duties to each member of our management board. A responsibility assigned to an individual member of our management board will be that member's own responsibility subject to decisions taken by our management board as a whole. The members of our management board will decide as a group on matters not allocated to one of them under the schedule of responsibilities and whenever any one of them indicates that a matter should be decided as a group.

        A member of the management board may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and our company and may be liable to us if he or she has a material interest in any contractual agreement between our company and a third party which is not disclosed to and approved by our supervisory board.

        The rules of procedure of our management board provide that our management board may only pass a resolution if all of its members have been invited and at least two members are present. Our management board makes decisions by a simple majority of the votes cast. A proposal will be regarded as rejected in case of an equality of votes.

        Pursuant to our articles of association, the company is represented by two members of the management board or by one member of the management board acting jointly with a holder of a general power of attorney (Prokurist). Our supervisory board may also grant each member of the management board sole power of representation. Such sole power of representation has been granted to each of the members of our management board.

        The table below sets forth the current members of our management board, their age, the date on which their term expires and their position within the company as of September 17, 2012:

Name	Age	End of term
Gildas Sorin	60	December 31, 2014
Harry Böhme	49	December 31, 2015
Gerd Günther	51	March 31, 2013

        We are currently in the process of negotiating revised service agreements with the current members of our management board which will take effect upon the successful completion of this offering.

        The business address of the members of our management board is the same as our business address: Novaled AG, Tatzberg 49, 01307 Dresden, Germany.

        The following is a brief summary of the business experience of the members of our management board.

        Gildas Sorin, born in 1952 in Nantes, France, has served as chairman of our management board and chief executive officer since August 2003. From 1998 to 2003, Mr. Sorin served as director of the Display Division of Philips Electronics and as vice president of Philips Components. Previously, Mr. Sorin had gained over 20 years of business experience with Thomson Multimedia. In 1981, he took over the European sourcing activities of Thomson Multimedia and in 1987 became deputy general manager of the worldwide Thomson R&D organization. In 1991, Mr. Sorin was appointed director of the joint venture Thomson/ST Microelectronics while keeping the position of general manager of Thomson strategic sourcing. He was appointed director of Thomson LCD and president of Thomson Plasma. Mr. Sorin serves as board director of Organic Electronics Saxony and is a board member of the German Flat Panel Display Forum, the World OLED Association and of the Comité National des Conseillers du Commerce Extérieur de la France. Mr. Sorin holds a degree in engineering from the Ecole Supérieur d'Electronique de l'Ouest and a degree in senior management from Thomson University.

        Harry Böhme, born in 1962 in Herten, Germany, has served as our chief financial officer on our management board since January 2007. From 2003 to 2006, he served as general counsel and director of finance of Intershop Communications AG, and from 2001 to 2002 as general counsel for Central Europe of Vignette Deutschland GmbH. In 1990, he founded and was co-partner of the law firm Rechtsanwälte Böhme & Partner, where he practiced law with a focus on commercial and company law until 2000. Mr. Böhme studied law at the Universities of Trier and Münster and completed his law degree with the second state exam of the state of North Rhine-Westphalia.

        Gerd Günther, born in 1960 in Nuremberg, Germany, has served as our chief marketing and sales officer on our management board since April 2010 and has been responsible for our marketing and sales activities since March 2005. He began his career in the pharmaceutical industry in 1987, and later worked for several consumer electronics companies in the field of marketing. From 2000 to 2003, he was director and head of product management for Grundig AG. From 2003 to 2005, he was global director of marketing for Grundig AG, located in Hong Kong, where he gained broad experience in consumer electronics as product director for the Flat Panel Devices Group and head of the Portable Audio Group. Mr. Günther holds a degree in economics, specializing in international sales and marketing, from the University of Nuremberg.

        In addition, Dr. Jan Blochwitz-Nimoth, 44, serves as our chief scientific officer. The following is a brief summary of his business experience and functions in our company:

        Dr. Jan Blochwitz-Nimoth is a co-founder of our company, a key inventor of Novaled PIN OLED® technology and has been serving as our chief scientific officer since March 2009. Previously, he was a member of our management board until September 2009, and a member of our supervisory board from September 2009 until March 2012. Dr. Blochwitz-Nimoth studied physics at the Technical University of Dresden and the University of Oldenburg and completed his diploma thesis at the Institute for Applied Photo Physics (IAPP) of the Technical University of Dresden in the field of ultra-short laser spectroscopy. Afterwards, he worked for one year on the development of inorganic optoelectronic and light projection devices. While working on his PhD at IAPP, he conducted research on applications of doped charge transport layers for OLEDs. He received his doctorate degree from the Technical University of Dresden in July 2001.

Compensation of Management Board and Supervisory Board Members

Compensation of Management Board Members

        We have entered into service agreements with the current members of our management board. These agreements generally provide for a base salary and an annual bonus. For a discussion of the stock option and similar plans in which the members of our management board are entitled to participate, see "— Employee and Management Stock Option Plans." In addition to the fixed and variable remuneration components under the terms of their service agreements, the members of our management board are entitled to specific insurance benefits (including accident and D&O insurance) and reimbursement of necessary and reasonable disbursements. We are currently in the process of negotiating option agreements with the current members of our management board which will entitle them to future stock option grants upon the successful completion of this offering. These stock option grants will be part of a long-term incentive program for the members of our management board that is subject to approval by our shareholders' meeting. We will be able to settle claims arising from the stock options granted under the option agreements in cash at our discretion, including if our shareholders' meetings does not approve the creation of sufficient contingent capital to settle the claims in kind.

        We believe that the service agreements between our company and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.

        In 2011, the three members of our management board received total compensation, excluding share-based payments, of €729,113.59, which includes the base salary as well as any variable and other compensation. In addition, in 2011 we set aside €39,775.92 as pension and retirement benefits for the three members of our management board.

Compensation of Supervisory Board Members

        Our articles of association provide that the annual compensation for each member of our supervisory board will be determined by our general shareholders' meeting for one or several years. Our general shareholders' meeting on March 28, 2012, resolved that Michel de Lempdes, Jean-Michel Barbier and Dr. Paul-Josef Patt will not receive any compensation for their supervisory board mandates in the future. All other members of our supervisory board will receive the following compensation: (i) the chairperson of our supervisory board receives a fixed annual compensation of €62,000, (ii) the vice chairperson of our supervisory board and the chairperson of a Board Committee receive a fixed annual compensation of €42,000, (iii) each ordinary member of our supervisory board receives a fixed annual compensation of €22,000. If applicable, only the highest of these amounts is payable to a member of our supervisory board as fixed annual compensation. In addition, €3,000 will be paid to each of the members of our supervisory board (other than Michel de Lempdes, Jean-Michel Barbier and Dr. Paul-Josef Patt) for each supervisory board meeting they attend in person. The fixed annual compensation referred to above applies for the full period of each fiscal year and will be paid on a pro rata basis if the beginning or end of the term of a member of our supervisory board occurs at a date during the fiscal year.

        None of the members of our supervisory board have entered into contracts with us providing for benefits upon termination of service on the supervisory board. We did not accrue any amounts to provide pension, retirement or similar benefits to members of our supervisory board in 2011.

Employee and Management Stock Option Plans

        In 2006, 2007 and 2010, we established three employee stock option plans, or ESOP 2006, ESOP 2007 and ESOP 2010, and together the ESOPs. The ESOPs are a measure to enable our employees to participate in the increase in value of our company and to provide an incentive to remain with our company on a long-term basis and to make further contributions to the increase in value of our company. In addition, we established two management stock option plans; one in 2006 and the other in 2007, MSOP 2006 and MSOP 2007 and together the MSOPs. Participation in the MSOPs is limited to the three members of our management board.

        Under the ESOPs all our employees, who were employed with our company at least on or prior to March 31, 2006 for the ESOP 2006, on or prior to September 1, 2007 for the ESOP 2007 and on or prior to July 1, 2010 for the ESOP 2010 are eligible to participate in these stock option plans. With regard to the MSOPs, only the members of our management board who were employed with our company at least on or prior to September 1, 2006 for the MSOP 2006 and at least on or prior to September 1, 2007 for the MSOP 2007 are eligible to participate therein. Only the current members of our management board participate in the MSOPs. In addition, Mr. Gerd Günter also participates in the ESOP 2006 and the ESOP 2007. As of September 17, 2012, we have granted to the current members of our management board (i) a total of 11,550 options under the ESOP 2006, a total of 9,450 options under the ESOP 2007, a total of 102,942 options under the MSOP 2006 and a total of 104,727 options under the MSOP 2007, whereby each option entitles its holder to receive one ordinary registered share of our company and (ii) a total of 3,111 options under the MSOP 2007 whereby each option entitles its holder to receive 21 ordinary registered shares of our company.

        Each option right entitles the option holder to purchase either one or twenty one ordinary registered shares of our company, as the case may be, at a value of €1.00 per share. Our management board, and, to the extent that our management board is concerned in relation to the MSOP, our supervisory board, determined the grant date, amounts, vesting periods and other relevant terms of the stock option grants (including acceleration provisions) in accordance with the provisions of the respective plans. Any stock options allocated under ESOP 2006 and MSOP 2006 expire if the option holder's term of employment ends prior to three years, and under ESOP 2007, MSOP 2007 and the ESOP 2010 prior to two years, after the granting of the options. Any shares to be issued upon exercise of these stock options will be issued out of conditional capital.

        A stock option granted under the ESOP or the MSOP may not be exercised until the occurrence of each of the following three events: (i) the stock option holder satisfies a two-year waiting requirement (in each case measured from the date of grant), (ii) the stock options have vested (i.e., they are fully exercisable) and (iii) one of the following defined triggering events for the exercise of the option rights must have occurred:

  •
  sale of transfer of a majority of the shares in our company to one or more third parties in one related transaction before a listing of the shares in our company at a domestic or foreign stock exchange;

  •
  a merger of our company with another entity (Verschmelzung) within the meaning of the German Transformation Act (Umwandlungsgesetz); or

  •
  a listing of the shares of our company on a stock exchange.

        In case of a transfer of a majority stake in our company to one or more third parties in the context of a single transaction, a transfer of all or substantially all of the assets of our company prior to a listing of the shares of our company or a listing of the shares of our company, all stock options will vest and become fully exercisable ("Accelerated Vesting"). In the case of an Accelerated Vesting the stock options can only be exercised during the two months following the relevant triggering event for the Accelerated Vesting. Therefore, upon the completion of the contemplated listing of the shares of our company, any nonvested stock options will vest and will be fully exercisable during the two months following the listing.

        As of the date of this prospectus, however, all stock options granted under the ESOP and the MSOP have already vested.

        The shares which result from the exercise of option rights will entitle the shareholders to profits in the same fiscal year as the option rights have been exercised. The option holders can neither transfer the granted option rights nor related claims to the granting of option rights. In particular, option rights or claims for the granting of option rights are not transferable, and cannot be pledged. Only vested option rights are inheritable. However, the transfer of vested option rights to our company or to a third party, such third party to be designated by us, is permissible.

Share Ownership by Members of Supervisory Board and Management Board

Supervisory Board

        None of the members of our supervisory board hold any of our ordinary registered shares or any options as of September 17, 2012.

Management Board

        The following table provides information for each of the members of our management board with respect to (i) ownership of our ordinary registered shares and (ii) the number of shares each of them is entitled to based on the options they hold as of September 17, 2012.

Name	Shares	Outstanding Shares	Number of Shares underlying Options	Exercise Price	Expiration Date
		(in %)		(in €)	2016
Gildas Sorin	—	—	168,000	1.00	June 30
Harry Böhme	—	—	63,000	1.00	June 30
Gerd Günther	—	—	63,000	1.00	June 30

Total	—	—	294,000	—	—

Employees

        As of June 30, 2012, we had a total of 120 employees. The following table shows the breakdown of numbers of our workforce by main category of activity as of the dates indicated below:

	As of December 31,
Name	2009	2010	2011
Research & Development	68	74	86
General & Administration	21	25	29

Total	89	99	115

        None of our employees are covered by labor unions or by a collective bargaining agreement, nor have we experienced any work stoppages at our facilities in the past. We believe that we have good relations with our employees.

German Corporate Governance Code

        The Corporate Governance Code was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was last amended on May 15, 2012 and published in the German Federal Gazette (Bundesanzeiger) on June 15, 2012. The Corporate Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

        There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) only requires that the management board and supervisory board of a German listed company issue an annual declaration that either states that the company has complied with recommendations of the Corporate Governance Code, or lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code. In addition, in this annual declaration, a listed company is also required to declare whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be made accessible to shareholders at all times. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

        Following our listing on NASDAQ, the Corporate Governance Code will apply to us and we will be required to issue the annual declarations described above.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal and Selling Shareholders

        The following table sets forth certain information regarding the beneficial ownership as of September 17, 2012, of our company's shares based on the share capital registered in the commercial register and as-adjusted to reflect the sale of ADSs by us and the selling shareholders in the offering (assuming that all new shares are sold in the offering and that the Underwriters have not exercised their option to purchase additional shares), for:

  •
  each shareholder known to us to be the beneficial owner of more than 5% of our outstanding shares or voting rights; and

  •
  each selling shareholder.

        For purposes of this illustration, we assume that all of our ordinary shares are held in the form of ADSs before and after the offering. Our ADSs each represent                  of an ordinary share.

        Applicable percentage ownership is based on a total of 6,142,210 shares with 6,142,210 voting rights outstanding as of September 17, 2012. After the completion of the offering it is anticipated that             shares will be outstanding with             voting rights.

	ADSs Owned prior to the Offering		ADSs Being Sold in the Offering	ADSs Owned after the Offering(1)
Name of Beneficial Owner	Number	Proportion of capital	Number	Number	Proportion of capital
5% Shareholders:		(in %)			(in %)
Zweite TechnoStart Ventures Verwaltungs GmbH(2)		16.1
Omnes Capital(3)		15.1
TechFund Europe Management SAS(4)		13.3
eCapital entrepreneurial Partners AG(5)		10.8
Samsung Venture Investment Corporation(6)		10.3
BFH Beteiligungsholding GmbH(7)		9.8
Innovation Capital SAS(8)		9.0
Other Selling Shareholders:

(1)
Assuming that the Underwriters fully exercise their option to purchase             additional shares from             would after the offering hold              shares.

(2)
Represents the shareholdings of Zweite TechnoStart Ventures Verwaltungs GmbH, Ludwigsburg, Germany and Zweite TechnoStart Ventures Fonds GmbH, Ludwigsburg, Germany. Michael Mayer (member of our supervisory board) is the managing director of Zweite TechnoStart Ventures Verwaltungs GmbH and the managing partner of Zweite TechnoStart Ventures Fonds GmbH & Co. KG and as such exercises voting and dispositive control over the shares in our company held by both entities. Except to the extent that he indirectly holds shares in our company as shareholder of Zweite TechnoStart Ventures Verwaltungs GmbH and through various direct and indirect positions as limited partner of Zweite TechnoStart Ventures Fonds GmbH & Co. KG (in total approximately 0.14% of our registered share capital as of September 17, 2012), Michael Mayer disclaims beneficial ownership in the shares of our company.

(3)
Omnes Capital (formerly Crédit Agricole Private Equity) manages and represents the following funds, which hold shares in our company: FCPI Crédit Lyonnais Innovation 5, Paris, France, FCPR Crédit Lyonnais Venture 1, Paris, France and FCPI Crédit Lyonnais Innovation 6, Paris, France, FCPI LCL Innovation 2, Paris, France and FCPI LCL Innovation 2007, Paris, France. Fabien Prévost, chairman and chief executive officer of Omnes Capital, and Antoine Colboc, head of Omnes Capital's venture activities, have the power to represent the funds invested in our company, including by exercising voting control over the shares in our company held by the funds. Michel de Lempdes (member of our supervisory board), member of the Omnes Capital venture capital team, represents Antoine Colboc for specific situations based on a proxy limited in time and scope. Dispositive control over the shares in our company held by the funds is exercised by an investment committee, which takes unanimous decisions minus one vote. The members of the investment committee are Fabien Prévost, Antoine Colboc, Michel de Lempdes, Renaud Poulard, Christian Claussen, Alexia Perouse and Bruno Montanari. The individuals named in this footnote disclaim beneficial ownership in the shares of our company.

(4)
Techfund Europe Management SAS, Paris, France, manages and represents the following funds, which hold shares in our company: TechFund Capital Europe FCPR, Paris, France, FCPI 123 Multinova, Paris, France, FCPI 123 Multinova II, compartment "Actions," Paris, France and FCPI 123 Multinova II, compartment "Obligations," Paris, France. Jean-Michel Barbier (member of our supervisory board), as chairman and managing partner, and Françoise Lohézic, as partner of Techfund Europe Management SAS, each exercise voting and dispositive control over the shares in our company held by the funds. They disclaim beneficial ownership in the shares of our company.

(5)
eCapital entrepreneurial Partners AG, Muenster, Germany, manages and represents the following funds, which hold shares in our company: eCapital Technologies Fonds II GmbH & Co. KG, Münster, Germany and eCapital III Cleantech Fonds GmbH & Co. KG, Münster, Germany. Dr. Paul-Josef Patt (member of our supervisory board), chief executive officer and managing partner, Thomas Merten, chief financial officer and managing partner, and Dr. Michael Luebbehusen, in each case of eCapital entrepreneurial Partners AG, have the power of sole legal representation for the funds and each exercise voting and dispositive control over the shares in our company held by the funds. They disclaim beneficial ownership in the shares of our company.

(6)
Samsung Venture Investment Corporation is the general managing partner of SVIC No. 18 New Technology Business Investment L.L.P., Seoul, Korea and SVIC No. 20 New Technology Business Investment L.L.P., Seoul, Korea, which are both limited partners in Samsung Venture Investment Corporation and hold shares in our company. Myung-ku Kang, the chief financial officer of Samsung Venture Investment Corporation, exercises voting and dispositive control over the shares in our company held by the limited partners. He disclaims beneficial ownership in the shares of our company. We anticipate that Samsung Venture Investment Corporation will exercise its remaining warrants in the second half of 2012 to acquire an additional 0.5% of our share capital. For more information on Samsung Venture Investment Corporation's investment in our company, see "Related Party Transactions."

(7)
Josef H. Boquoi and Dr. Udo Eckel, as managing directors of BFH Beteiligungsholding GmbH, Kleve, Germany, exercise voting and dispositive control over the shares held by BFH Beteiligungsholding GmbH. They disclaim beneficial ownership in the shares of our company. Dr. Paul-Josef Patt, chief executive officer and managing partner of eCapital entrepreneurial Partners AG and member of our supervisory board, is regularly granted a power of attorney to represent BFH Beteiligungsholding GmbH at shareholders' meetings.

(8)
Innovation Capital SAS, Paris, France, manages and represents the following funds, which hold shares in our company: Poste Innovation 4 FCPI, Science et Innovation 2 FCPI and CA Innovation 4 FCPI (indirectly through Innovation Capital SAS' representation of Amundi Private Equity Fund, which manages CA Innovation 4 FCPI). Innovation Capital SAS is legally represented by Valéry Huot, acting as chief executive officer, and Chantal Parpex, acting as president, who each exercise voting and dispositive control over the shares in our company held by the funds. They disclaim beneficial ownership in the shares of our company.

Changes in Principal Shareholdings During the Past Three Fiscal Years

        The only significant changes in the percentage ownership held by our principal shareholders during the past three years resulted from the capital increases in 2009 and 2010, see "Related Party Transactions — Shareholders' Investments 2009/2010," and in connection with the acquisition in 2011 by Samsung Venture Investment Corporation of a stake in our company, in part from a capital increase and in part through purchases of shares from existing shareholders. See "Related Party Transactions — Samsung Investment 2011."

RELATED PARTY TRANSACTIONS

        We have, from time to time, entered into agreements with our shareholders and affiliates. We describe the principal transactions entered into since 2009 below.

Shareholders' Agreement 2009

        On January 7, 2009, our then existing shareholders, eCapital III Cleantech Fonds GmbH & Co. KG, FCPI LCL Innovation 2 and FCPI LCL Innovation 2007 entered into a shareholders' agreement. The shareholders' agreement defines the rights and obligations of the parties thereto as shareholders of our company and includes, inter alia, provisions on the composition of our supervisory and management boards, voting and approval requirements, rights of first refusal, tag-along and drag-along rights, anti-dilution protections, rights and obligations of the holders of preference shares regarding the conversion of their shares into ordinary shares.

        The shareholders' agreement terminates automatically immediately before and conditional on any initial public offering of our company.

Shareholders' Investments 2009/2010

        In 2009, certain of our existing shareholders, including BFH Beteiligungsholding GmbH, CA Innovation 4 FCPI, eCapital Technologies Fonds II GmbH & Co. KG, FCPI 123 Multinova, FCPI 123 Multinova II, compartiment "Actions," FCPI 123 Multinova II, compartiment "Obligations," KfW, Science et Innovation 2 FCPI, TechFund Capital Europe FCPR, TUDAG TU Dresden Aktiengesellschaft, Zweite TechnoStart Ventures Fonds GmbH & Co. KG, and new shareholders, including eCapital III Cleantech Fonds GmbH & Co. KG, FCPI LCL Innovations 2 and FCPI LCL Innovations 2007, or collectively Investment Shareholders, invested an aggregate amount of approximately €8,500,000 in our company.

        In this context, they entered into an investment agreement with us and our other existing shareholders providing for the acquisition of 62,305 newly issued registered series C preference shares (Vorzugsaktien der Serie (C)) in two consecutive tranches of 31,154 shares, or the First Tranche, and 31,151 shares, or the Second Tranche. Both tranches were issued for a subscription price equaling the nominal value of €1.00 per share plus an additional cash payment into our company's capital reserves. The implementation of the capital increase for the First Tranche was registered with the commercial register in February 2009 and for the Second Tranche in May 2010. The total payment by the Investment Shareholders to our company was €4,250,340 for the First Tranche and €4,249,931 for the Second Tranche. For a description of the conversion of our registered preference shares into ordinary registered shares, see "Description of Share Capital — Share Capital."

Samsung Investment 2011

        Samsung Display, a subsidiary of Samsung Electronics, is our largest customer, accounting for approximately 59% of our total revenues in 2011, 35% of our total revenues in 2010, and 39% of our total revenues in 2009. As of September 17, 2012, Samsung Venture Investment Corporation and its affiliates owned a total of 10.3% of our share capital as registered in the commercial register.

        Samsung Venture Investment Corporation acquired a stake in September 2011 by investing an aggregate amount of approximately €8,550,000, partly through the acquisition of existing shares from our current shareholders and partly through the acquisition of newly issued shares out of an existing authorized capital from our company.

        In this context, Samsung Venture Investment Corporation entered into a share sale and purchase agreement with the following shareholders of our company: Dr. Jan Blochwitz-Nimoth,

Dresden Fonds GmbH, KfW, Prof. Karl Leo, Dr. Martin Pfeiffer and Zweite TechnoStart Ventures Fonds GmbH & Co. KG. Samsung Venture Investment Corporation acquired a total of 554,480 shares consisting of registered series A, series B and series C shares for a purchase price of €13.80 for each of the shares sold by these shareholders.

        In addition, our management board resolved to increase our share capital by €46,747 by issuance of 46,747 new no par-value registered shares. Samsung Venture Investment Corporation subscribed for all 46,747 newly issued shares at a subscription price of €19.21 per share resulting in a total subscription price paid to our company in the amount of €898,009.87. Samsung Venture Investment Corporation assigned and transferred the subscribed shares to SVIC No. 18 New Technology Business Investment L.L.P., Seoul, Korea and SVIC No. 20 New Technology Business Investment L.L.P., Seoul, Korea.

        We have entered into purchase and licensing agreements with Samsung Display, an affiliate of Samsung Venture Investment Corporation. For more information, see "Our Company—Material Contracts—Samsung Display."

Samsung Warrants

        In connection with Samsung Venture Investment Corporation's investment in September 2011, we and our shareholders entered into an amendment agreement to the shareholders' agreement dated January 7, 2009. This amendment agreement grants Samsung Venture Investment Corporation, inter alia, the right to subscribe up to two times for additional new shares, or Warrant Shares, to be issued by us in the amount of 0.5% of our then registered share capital and for a total subscription price of €19.21 per share, if one or both of the following conditions are met:

  •
  our sales to Samsung Electronics and its subsidiaries, or Samsung Electronics, have exceeded €6 million in the fiscal year 2011; and/or

  •
  our sales to Samsung Electronics exceed €8 million in the first half of the fiscal year of 2012.

        Samsung Venture Investment Corporation can demand the issuance of the Warrant Shares within a period of thirty days after the relevant financial statements have been prepared by us.

        Because our sales to Samsung Electronics and its subsidiaries surpassed €6.0 million in 2011, Samsung Venture Investment Corporation exercised its right to subscribe for the first tranche of the Warrant Shares in the amount of 0.5% of our registered share capital in March 2012. Our general shareholders' meeting on March 28, 2012, resolved to increase our registered share capital by €30,558 from €6,111,652 to €6,142,210 through the issuance of 30,558 new ordinary registered shares. Samsung Venture Investment Corporation has subscribed for these new shares at an issue price of €1.00 per share and for a further payment of €18.21 per share into our capital reserves. Registration of the capital increase relating to the exercise of the Warrant Shares in the commercial register occurred on June 27, 2012.

        Our general shareholders' meeting on March 28, 2012 also adopted a resolution that the new authorized capital resolved upon (but not yet filed and registered with the commercial register) at the meeting may be used for the potential issuance of additional Warrant Shares to Samsung Venture Investment Corporation. On March 28, 2012, the existing shareholders amended the shareholders' agreement of January 7, 2009 clarifying, inter alia, that the conditions for the granting of Warrant Shares to Samsung for the fiscal year 2011 had been met and that the Warrant Shares for 2012 could be granted after the closing of this offering, provided that the conditions for the granting of such Warrant Shares described in the second bullet above had been met.

        Because our sales to Samsung Electronics and its subsidiaries exceeded €8 million in the first half of the fiscal year of 2012, we anticipate that Samsung Venture Investment Corporation will exercise its right to subscribe for the second tranche of the Warrant Shares in the second half of 2012 in the amount of 0.5% of our registered share capital.

Indemnity and Cost Sharing Agreement

        In preparation for the offering, we intend to enter into an indemnity and cost sharing agreement with the selling shareholders. Under this agreement, the selling shareholders will agree (i) to indemnify us from certain liability risks and (ii) to assume parts of the transaction costs, in each case arising out of or in connection with this offering and in proportion to their pro rata share of the secondary shares placed in the offering.

DESCRIPTION OF SHARE CAPITAL

        The following description is a summary of certain information relating to our share capital as well as certain provisions of our articles of association and German stock corporation law. Unless stated otherwise, the description insofar as it relates to our articles of association is based on the amended version of our articles of association as adopted by our general shareholders' meeting on March 28, 2012, which is expected to be registered in the commercial register in due course prior to this offering. This summary does not purport to be complete and speaks as of the date of this document. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court in Dresden, Germany, or electronically at www.unternehmensregister.de.

Share Capital

        Currently, our share capital as registered in the commercial register amounts to €6,142,210 and is divided into 768,205 ordinary registered shares, 1,459,500 registered series A preference shares (Vorzugsaktien der Serie (A)), 2,606,100 registered series B preference shares (Vorzugsaktien der Serie (B)) and 1,308,405 registered series C preference shares (Vorzugsaktien der Serie (C)). All shares are no par-value shares (Stückaktien ohne Nennbetrag).

        Our general shareholders' meeting on March 28, 2012, resolved to convert our three classes of preference shares into ordinary registered shares at a conversion ratio of 1:1, i.e., such that each share of the three classes of our preference shares will be converted into one no par-value ordinary registered share (auf den Namen lautende Stammaktie als Stückaktie ohne Nennbetrag) with a notional value (the proportional amount of the share capital attributable to each share) of €1.00. The conversion is expected to be registered in the commercial register in due course prior to this offering.

Form, Certification and Transferability of the Shares

        Our shares are in registered form. The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholders' right for certification of his or her shares is excluded, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.

        All of our outstanding shares are no par-value ordinary registered shares. If a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

        Our shares are freely transferable, with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures

        An increase of our share capital generally requires a resolution passed at our shareholders' meeting with a majority of three quarters of the share capital, represented at the relevant shareholders' meeting. Our articles of association provide that a majority of half of the share capital, represented at the relevant shareholders' meeting, is sufficient in case of capital increases with subscription rights against contributions, capital increases from company reserves and issuances of convertible bonds, profit participation bonds and other instruments for which the shareholders have a subscription right. The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board, within a period of five years by issuing shares for a certain total amount (genehmigtes Kapital or authorized capital).

        Furthermore, our shareholders may resolve to create conditional capital (bedingtes Kapital); however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution.

        Any resolution pertaining to the creation of authorized or conditional capital requires a majority of three quarters of the share capital represented at the relevant shareholders' meeting. Finally, the shareholders may also resolve to increase the share capital from company resources by converting capital reserve and profit reserves into share capital. Any resolution pertaining to an increase in share capital from company resources requires a majority of half of the share capital, represented at the relevant shareholders' meeting.

        The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital with the commercial register.

        The aggregate nominal amount of the conditional capital created by the shareholders' meeting may not exceed one half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

        Any resolution relating to a reduction of our share capital requires a majority of at least three quarters of the share capital represented at the relevant shareholders' meeting.

Changes in Our Share Capital During the Last Three Fiscal Years

        As of January 1, 2009, our share capital as registered with the commercial register amounted to €219,900. Since January 1, 2009, our share capital has changed as follows:

  •
  In connection with investments by our shareholders in 2009 and 2010, see "Related Party Transactions — Shareholders' Investments 2009/2010," we increased our share capital from authorized capital by €31,154 from €219,900 to €251,054, the capital increase relating thereto was registered on February 25, 2009, and by €31,151 from €251,054 to €282,205, the capital increase relating thereto was registered on May 25, 2010.

  •
  On the basis of a shareholders' resolution taken at the general shareholders' meeting on June 23, 2010, we increased our share capital out of the company's capital reserve by €5,644,100 from €282,205 to €5,926,305. The capital increase was registered on August 25, 2010.

  •
  In the context of Samsung Venture Investment Corporation's investment in 2011, see "Related Party Transactions — Samsung Investment 2011," we issued new shares to Samsung Venture Investment Corporation thereby increasing our share capital from authorized capital by €46,747 from €5,926,305 to €5,973,052 through the issuance of 46,747 shares. The capital increase was registered on November 24, 2011.

        In March 2012, Samsung Venture Investment Corporation exercised its right to subscribe for the first tranche of the Warrant Shares in the amount of 0.5% of our registered share capital, see "Related Party Transactions — Samsung Warrants". Accordingly, our general shareholders' meeting on March 28, 2012, resolved to issue 30,558 new ordinary registered shares to the Samsung Venture Investment Corporation entities SVIC No. 18 New Technology Business Investment L.L.P. and SVIC No. 20 New Technology Business Investment L.L.P., thereby increasing our share capital by €30,558 from €6,111,652 to €6,142,210. The capital increase relating to the exercise of the Warrant Shares was registered with the commercial register on June 27, 2012.

        In addition to the changes in share capital described above, we also increased our stated share capital through certain capital increases involving Dr. Jan Blochwitz-Nimoth, Dr. Martin Pfeiffer and Thilo von Selchow.

        In December 2011, we issued 71,400 new ordinary registered shares to Dr. Blochwitz-Nimoth and 54,600 new ordinary shares to Dr. Pfeiffer at a subscription price of €1.00 per share, which increased our share capital by €126,000 from €5,973,052 to €6,099,052. This capital increase was entered into the commercial register on December 28, 2011. Due to the possibility that the issuance of shares to Dr. Blochwitz-Nimoth and Dr. Pfeiffer did not comply with certain requirements of German law, our general shareholders' meeting on March 28, 2012, resolved to cancel the shares originally issued to them against repayment of the subscription price and to reissue 76,544 ordinary registered shares to Dr. Jan Blochwitz-Nimoth and 58,534 ordinary registered shares to Dr. Martin Pfeiffer at the same price in a transaction that fully complies with German law. The related cancellation of shares and capital increase are expected to be registered with the commercial register in due course prior to this offering.

        In January 2012, we filed an application with the commercial register in Dresden for the registration of the issuance of 12,600 ordinary registered shares to Thilo von Selchow, the chairman of our supervisory board at the time, at a subscription price of €3.33 per share. On January 31, 2012, the corresponding capital increase was entered into the commercial register resulting in an increase of our registered share capital by €12,600 from €6,099,052 to €6,111,652. Due to a defect in the resolution authorizing the issuance of shares to Mr. von Selchow, our general shareholders' meeting on March 28, 2012, resolved to cancel the shares originally issued to him against repayment of the subscription price and to reissue 12,600 ordinary registered shares to him at the same price in a transaction pursuant to a valid authorization and otherwise in full compliance with German law. The related cancellation of shares and capital increase are expected to be registered with the commercial register in due course prior to this offering.

        On September 17, 2012, the amount of ordinary shares underlying allocated options covered by conditional capital amounted to 494,781. In addition we have granted warrants to Samsung Venture Investment Corporation covered by authorized capital, see "Related Party Transactions — Samsung Warrants".

        Our share capital as registered in the commercial register currently amounts to €6,142,210 and will be increased to €6,151,288 following the implementation of the above mentioned measures by means of registration with the commercial register.

Authorized Capital

        Our general shareholders' meeting on March 28, 2012 adopted a resolution authorizing our management board to increase our share capital with our supervisory board's approval against contribution in cash or in kind. We anticipate that this authorization will be registered with the commercial register in due course prior to this offering. Our management board may use this authorization until March 27, 2017 to issue new shares in one or more tranches for any legal purpose in an aggregate amount of up to €3,055,826 in which case our existing shareholders will in principle be granted a subscription right, which may be excluded in the following circumstances:

  •
  fractional amounts resulting from the subscription ratio;

  •
  insofar as protection against dilution is necessary in order to grant a subscription right for new shares in subsequent share issuances to holders of conversion or option rights that were previously issued or will be issued by us, as they would be entitled to upon the exercise of conversion or option rights;

  •
  for the issuance of shares against contributions in kind, especially — but not limited to — for the purpose of (also indirectly) acquiring companies, parts of companies, or other assets (including claims) or to satisfy convertible bonds and/or bonds with warrants, or a combination of such instruments which are issued against contributions in kind;

  •
  for the issuance of shares in connection with this offering;

  •
  for the issuance of Warrant Shares to Samsung Venture Investment Corporation, or to one or some of its affiliates, in particular, to SVIC No. 18 New Technology Business Investment L.L.P. and SVIC No. 20 New Technology Business Investment L.L.P.;

  •
  in order to be able to issue shares to persons in an employment relationship with us and/or our affiliated companies; and

  •
  in capital increases against cash contributions if

  –
  the issue price of the new shares is not substantially lower than the market price of the shares already listed at the time of the final determination of the issue price pursuant to Section 203 paragraphs 1 and 2 and Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz), and

  –
  the proportionate amount of the share capital attributable to the issued new shares for which a subscription rights are excluded does not exceed 10% of the share capital, neither at the time that the authorization becomes effective, nor at the time that the authorization is exercised.

    For the purpose of the case of capital increase against cash contributions, the market price may also be considered the market price of an ADS listed on the NASDAQ divided by the number of our shares or multiplied by the fraction of our shares represented by an ADS, as the case may be.

    This limit of 10% of the shares includes shares which were issued or are to be issued to satisfy bonds with warrants, convertible bonds, or participation rights provided that these bonds were issued under exclusion of the subscription right pursuant to Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz). Further, this limit of 10% of the share capital also includes shares and ADSs previously repurchased, as the case may be, which were sold during the term of the authorized capital under exclusion of the subscription right pursuant to Section 71 paragraph 1 number 8 sentence 5 and Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz).

Conditional Capital

        The amended version of our articles of association, which were adopted at our general shareholders' meeting on March 28, 2012 and are expected to be registered in the commercial register in due course prior to this offering, contain four different conditional capitals which can be summarized as follows:

Conditional Capital I

        Our share capital is conditionally increased by up to €2,300,000 through the issuance of up to 2,300,000 ordinary registered shares. Our management board may determine, with the approval of our supervisory board, the details of the execution of the capital increase.

        The conditional capital increase will be carried out only to the extent that holders of option or conversion rights or parties who are required to exercise option rights or required to convert on the basis of bonds with warrants, convertible bonds, profit sharing rights or profit participation bonds (or a combination of these instruments) which were issued or guaranteed by us or a company controlled by us or a company in which we hold a majority interest, on the basis of an authorization resolution adopted by the shareholders' meeting held on March 28, 2012, exercise their option or conversion rights, or, to the extent that they are required to exercise their option or conversion rights, fulfill their obligation to exercise their option or conversion rights, and no other forms of fulfillment are used. The issuance of the new shares shall take place with a price for each option or conversion determined pursuant to the previously described authorization resolution.

Conditional Capital II

        Our share capital is conditionally increased by up to €343,140 by the issuance of up to 343,140 no par-value ordinary registered shares. The conditional capital increase exclusively serves the fulfillment of the option rights, which have been or will be granted by the company pursuant to the authorization of the shareholders' meeting on April 12, 2006 until December 31, 2010. The conditional capital increase may only be executed to the extent that the beneficiaries of the share options make use of their option rights. The new shares will participate in the profits of the company from the beginning of the fiscal year in which they come into existence by the exercise of the option rights.

Conditional Capital III

        Our share capital is conditionally increased by up to €86,310 by the issuance of up to 86,310 no par-value ordinary registered shares. The conditional capital increase exclusively serves the fulfillment of the option rights, which have been or will be granted by the company pursuant to the authorization of the shareholders' meeting on April 26, 2007 until December 31, 2010. The conditional capital increase may only be executed to the extent that the beneficiaries of the share options make use of their option rights. The new shares will participate in the profits of the company from the beginning of the fiscal year in which they come into existence by the exercise of the option rights.

Conditional Capital IV

        Our share capital is conditionally increased by up to €120,246 by the issuance of up to 120,246 no par-value ordinary registered shares. The conditional capital increase exclusively serves the fulfillment of the option rights, which have been or will be granted by the company pursuant to the authorization of the shareholders' meeting on May 7, 2009 until December 31, 2013. The conditional capital increase may only be executed to the extent that the beneficiaries of the share options make use of their option rights. The new shares will participate in the profits of the company from the beginning of the fiscal year in which they come into existence by the exercise of the option rights.

Preemptive Rights

        Under the German Stock Corporation Act (Aktiengesetz), an existing shareholder in a stock corporation has a preemptive right to subscribe for new shares to be issued by the corporation in proportion to the number of shares he or she holds in the corporation's existing share capital. These rights do not apply to shares issued out of conditional capital. The German Stock Corporation Act (Aktiengesetz) only allows the exclusion of preemptive rights in limited circumstances, and at least three quarters of the votes cast at the relevant shareholders' meeting must vote for such exclusion. In addition to approval by the shareholders' meeting, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders' interest in their preemptive rights and may be subject to judicial review.

Shareholders' Meetings, Resolutions and Voting Rights

        Shareholders' meetings may be held at the registered offices of the company or in a German city with more than 100,000 inhabitants. In general, general shareholders' meetings are convened by our management board. The supervisory board is additionally required to convene a shareholders' meeting if this is in the best interest of our company. Both our management board and our supervisory board may convene extraordinary shareholders' meetings. In addition, shareholders who, individually or as a group, own at least five percent of our share capital may request our management board to convene a shareholders' meeting. If our management board does not convene a shareholders' meeting when so requested, the shareholders may petition the competent German court to be authorized to convene a shareholders' meeting.

        The notice of convening the shareholders' meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders' meeting and that these items be published before the shareholders' meeting takes place.

        Our annual shareholders' meeting must take place within the first eight months of each fiscal year. Among other things, the annual shareholders' meeting is required to decide on the following issues:

  •
  appropriation and use of annual net income;

  •
  discharge or ratification of the actions taken by the members of our management board and our supervisory board;

  •
  the election of our statutory auditors;

  •
  increases or decreases in our share capital;

  •
  the election of supervisory board members; and

  •
  to the extent legally required, the approval of our company's unconsolidated financial statements.

        Each share carries one vote at a shareholders' meeting. Unless otherwise prescribed, the resolutions of our shareholders' meeting are passed with a simple majority of the votes cast. Where required a majority of the share capital present or represented at the meeting for adoption of a resolution, a simple majority of the share capital present or represented at the meeting is sufficient. Neither the German laws nor our articles of association provide for a minimum participation for a quorum for shareholders' meetings.

        Resolutions of fundamental importance require a simple majority of the votes cast and a majority of at least three quarters of the share capital present or represented at the meeting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of preemptive rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of our company, a merger into or with another company, split-offs and split-ups, the transfer of all or substantially all of our assets, the conclusion of inter-company agreements (Unternehmensverträge), in particular control agreements (Beherrschungsverträge), and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of our company.

Dividend Rights

        Shareholders participate in profit distributions in proportion to the number of shares they hold.

        Under German law, our company may declare and pay dividends only from the profits as they are shown in our company's unconsolidated annual financial statements prepared in accordance with applicable German law.

Liquidation Rights

        If we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law.

Authorization to Acquire Our Own Shares

        We may not acquire our own shares unless authorized by the shareholders' meeting or in other very limited circumstances as set out in the German Stock Corporation Act (Aktiengesetz). Shareholders may not grant a share repurchase authorization lasting for more than five years. The rules in the German Stock Corporation Act (Aktiengesetz) generally limit repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to subscription rights relating to a capital increase.

        Our general shareholders' meeting on March 28, 2012, resolved to authorize us to repurchase our shares or our ADSs for a period until March 27, 2017. Under this resolution, any shares or ADSs that we repurchase may be (i) sold to third parties against payment in cash at a price which is not significantly below the stock exchange price at the time of sale (in the event of a sale of shares the stock exchange price may be calculated on the basis of the price quoted for the ADSs); (ii) offered and transferred to third parties provided that this is for the purpose of acquiring companies, divisions of companies or interests in companies or other assets or for implementing mergers with companies; (iii) offered for purchase or transferred to current or former employees of our company or any of our subsidiaries; (iv) used to service subscription warrants or convertible bonds of our company or any of our subsidiaries; (v) offered and transferred to third parties as consideration for products, in particular patents and similar rights, and services provided to our company or any of our subsidiaries by consultants, scientists or other persons; or (vi) cancelled. In addition, our supervisory board is authorized to offer for purchase or transfer shares or ADSs repurchased to our management board as stock-based compensation. The authorization may be exercised, in whole or in part, once or several times within the scope of the above mentioned limitations.

Squeeze-Out of Minority Shareholders

        Under German law, the shareholders' meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of "adequate cash compensation." This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Silent Participation

        In January 2004, we entered into a silent participation agreement with tbg Technologie-Beteiligungs-Gesellschaft mbH, or tbg, an affiliate of our shareholder KfW. Under the agreement, we received an equity contribution of €750,000.00 from tbg, on which we are required to pay annual interest at a fixed rate of 8%. Tbg is also entitled to 12% of any annual profits (such profits to be calculated according to the provisions of the German Commercial Code (Handelsgesetzbuch, or HGB)) that we generate, and may exercise certain corporate governance rights. In anticipation of this offering, we intend to terminate the silent participation of tbg in our company. In May 2012, we entered into an agreement to amend our silent participation agreement with tbg. The amendment agreement provides for, inter alia, an extraordinary termination right for both parties in the event of the closing of this offering. Following the termination of the silent participation agreement, tbg's capital contribution for the silent participation, together with interest and a termination payment expected to total approximately €398 thousand would be payable to tbg within ten banking business days after the closing of this offering.

Objects and Purposes of Our Company

        Our business purpose is research and development in the field of applied optoelectronics, especially the development of technologies for small molecule organic light emitting diodes (OLED) and their production, as well as the commercialization of OLED technologies and products. We may establish branch offices, found, acquire, or hold interests in other companies, enter into inter-company agreements (Unternehmensverträge) or interest groups, as well as bring companies under our control or confine ourselves to the administration thereof. We may dispose of the interests we hold. We may divest or transfer our operations and assets in full or in part to affiliated companies. We are entitled to conduct all business activities and measures which are suitable in order to directly or indirectly promote our business purpose.

Registration of the Company with Commercial Register

        Our company is a German stock corporation (Aktiengesellschaft, or AG) and is organized under the laws of Germany. On March 16, 2006, our company was registered in the commercial register of Dresden, Germany under the number HRB 24467.

SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of this offering, we will have             ADSs outstanding, representing approximately         % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on             , we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Furthermore, since no shares or ADSs will be available for sale from our principal shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

        We, the members of our management board and supervisory board and shareholders will agree that, subject to certain exceptions, we and they will not, without the prior written consent of Goldman, Sachs & Co. and Deutsche Bank Securities Inc., dispose of any of our ordinary shares or ADSs or other similar securities for a period of 180 days after the date of the underwriting agreement. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up will be considered on a case-by-case basis. For more information, see "Underwriting."

Rule 144

        Under Rule 144, a person (or persons whose shares are aggregated):

  •
  who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

  •
  who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate;

  •
  is entitled to sell his shares without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of ordinary shares then outstanding, which is expected to compare to approximately             ADSs immediately after this offering (or             ADSs if the underwriters exercise their option to purchase additional ADSs in full); and

  •
  the average weekly trading volume of the ADSs on the             during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

        Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

        In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares from us in connection with a compensatory stock plan or other written agreement may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

        There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe.

        For statistical purposes, there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euro and other currencies made through financial institutions, as well as netting and clearing arrangements.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Citibank, N.A. has agreed to act as the depositary for the ADSs. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citigroup Global Markets Deutschland AG, located at Reuterweg 16, 60323 Frankfurt, Germany.

        We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-                          when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive                  of an ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Germany, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Other Distributions

        As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, the cash distribution will be received by the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to German laws and regulations.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

        Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

  •
  we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

  •
  we fail to deliver satisfactory documents to the depositary; or

  •
  it is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

  •
  we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

  •
  we do not deliver satisfactory documents to the depositary; or

  •
  the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

        The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

        The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and German legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

  •
  The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

  •
  All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

  •
  You are duly authorized to deposit the ordinary shares.

  •
  The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and German legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

  •
  Obligations to pay fees, taxes and similar charges.

  •
  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled "Description of Share Capital — Shareholders' Meetings, Resolutions and Voting Rights."

        As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a shareholders' meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

        If we appoint a proxy bank in accordance with German law for the shares represented by ADSs, hereinafter the Deposited Securities, holders of ADSs who do not timely give voting instructions to the depositary will be deemed to have instructed the depositary to give a proxy to the proxy bank to vote the Deposited Securities represented by such holders' ADSs, in accordance with the recommendations of the proxy bank pursuant to German law provided that (i) the depositary and we have provided timely notice to holders as of the applicable record date that we have appointed a proxy bank for the Deposited Securities, and (ii) the taking of such actions does not violate any U.S. or German laws.

        Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Germany (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., distributions of shares, distributions of rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

        The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

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  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

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  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

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  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

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  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

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  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

        The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

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  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

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  Hold the foreign currency (without liability for interest) for the applicable holders.

 MARKET INFORMATION

        Prior to the offering, there has been no public market for our shares or ADSs. We have applied to list the ADSs on NASDAQ. We cannot be certain at this time that this application will be approved.

        The principal trading market for our company's ADSs, each representing                  of an ordinary share, is expected to be NASDAQ, where we expect our ADSs to trade under the symbol NVLD. All of our company's shares are in registered form. The depositary for the ADSs is Citibank, N.A. We do not currently intend to list our shares or ADSs on any stock exchange outside of the United States.

TAXATION

German and United States Taxation

        The following discussion describes the material German tax and U.S. federal income tax consequences for a U.S. holder of acquiring, owning, and disposing of the ADSs. A U.S. holder, which we refer to as a U.S. holder, is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, which we refer to as the Treaty, that is fully eligible for benefits under the Treaty. A holder will be a U.S. holder entitled to full Treaty benefits in respect of the ADSs if it is:

  •
  the beneficial owner of the ADSs (and the dividends paid with respect thereto);

  •
  a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes;

  •
  not also a resident of Germany for German tax purposes; and

  •
  not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

        Special rules apply to pension funds and certain other tax-exempt investors.

        This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

        This discussion applies only to U.S. holders that acquire the ADSs in the initial offering and hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, U.S. expatriates, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company's voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes that holds the ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs should consult their own tax advisors.

        This discussion is based on German tax laws (including, but not limited to interpretation circulars issued by German tax authorities, which are not binding for the courts), U.S. federal income tax laws (including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, its legislative history, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof), and the Treaty. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German or U.S. tax authorities will not challenge one or more of the tax consequences described in this discussion. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

        Prospective holders of ADSs should consult their own tax advisors regarding the German and U.S. tax consequences of the purchase, ownership and disposition of the company's ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

General

        This subsection "— German Taxation of ADSs" is the opinion of Sullivan & Cromwell LLP.

        For German tax purposes, the ADSs will represent a beneficial ownership interest in the underlying shares. Dividends are accordingly attributable to U.S. holders and U.S. holders are treated as holding an interest in the company's shares for German tax purposes.

German Taxation of Dividends

        The full amount of a dividend distributed by the company, excluding an amount that is treated as repayment of capital under German tax laws, is subject to German withholding tax at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate rate of 26.375%. The basis for the withholding tax is the dividend approved for distribution by the company's general shareholder meeting.

        Withholding tax is withheld and remitted to the German tax authorities by the disbursing agent, i.e., the bank, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank in terms of the German Depositary Act (Depotgesetz)) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

        Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends received by U.S. holders. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. holders upon application. For example, for a declared dividend of 100, a U.S. holder initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. holder is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend, which is equal to the excess of the amount withheld at the total German domestic dividend withholding rate (including the solidarity surcharge) over the amount computed under the applicable Treaty rate (hence, the excess of the

26.375% total German withholding over the 15% Treaty withholding tax rate). As a result, the U.S. holder ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding.

Withholding Tax Refund for U.S. Holders

        U.S. holders are generally eligible for treaty benefits under the Treaty (as discussed above in "— German and United States Taxation"). Accordingly, U.S. holders are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate.

        Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Tax Office's website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. The refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. Requests for certification must include the U.S. holder's name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $35. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Internal Revenue Service, P.O. Box 16347, Philadelphia, PA 19114-0447. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. holder, who must then submit the certification with the claim for refund of withholding tax.

        Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a broker that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the U.S. holders for whom it holds the company's ADSs in custody. However the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under the Treaty.

German Taxation of Capital Gains

        The capital gains from the disposition of ADSs realized by a holder that is not a German resident would be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs that represent 1% or more in the company's shares. If such holder had acquired the ADSs without consideration, the previous owner's holding period and size of the holding would also be taken into account.

        However, U.S. holders are eligible for treaty benefits under the Treaty (as discussed above in "— German and United States Taxation"). Pursuant to the Treaty, U.S. holders are not subject to German tax even under the circumstances described in the preceding paragraph.

        German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the

German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADS for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The statute does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, an interpretation circular issued by the German Federal Ministry of Finance (dated December 22, 2009, reference number IV C 1-S2252/08/10004 at no.s 313, 315) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. holder would be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty.

German Inheritance and Gift Tax

        Under German domestic law, the transfer of ADSs will be subject to German gift or inheritance tax if:

        (a)   the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

        (b)   at the time of the transfer the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or

        (c)   the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

        Under the United States-Germany Inheritance and Gifts Tax Treaty, a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax, if the donor or the transferor is domiciled in the United States within the meaning of the United States-Germany Inheritance and Gift Tax Treaty and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed. Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

        If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir's, transferee's or other beneficiary's residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent's or donor's residence (but not with reference to the decedent's or donor's citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift taxes is also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

Other German Taxes

        There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADSs in Germany. Net worth tax (Vermögenssteuer) is no longer levied in Germany.

U.S. Taxation of ADSs

General

        This subsection "— U.S. Taxation of ADSs" is the opinion of Sullivan & Cromwell LLP.

        Because the paragraph "— PFIC Rules" in this section involves wholly factual questions, Sullivan & Cromwell LLP does not express its opinion with respect to the statements made by the issuer therein. This discussion addresses only United States federal income taxation.

        In general, and taking into account the earlier assumptions under the subsection "— German and United States Taxation," for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

U.S. Taxation of Dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as ordinary income. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%

provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

        Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income.

        You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Any such exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

        Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See "— German Taxation of ADSs — Withholding Tax Refund for U.S. Holders," above, for the procedures for obtaining a tax refund.

        For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you.

U.S. Taxation of Capital Gains

        Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your ordinary shares or ADSs in any other taxable disposition, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Additional United States Federal Income Tax Consequences

        PFIC Rules.    We believe that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs that qualify as marketable stock, gain realized on the sale or other disposition of your ordinary shares or ADSs would in general not be treated as capital gain. Instead, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

        Medicare Tax.    For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. holder's net investment income will generally include its dividend income and its net gains from the disposition of ordinary shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ordinary shares or ADSs.

        Information with Respect to Foreign Financial Assets.    Under legislation enacted in 2010, owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include the ordinary shares and ADSs), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ordinary shares and ADSs.

        Backup Withholding and Information Reporting.    If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

  •
  dividend payments or other taxable distributions made to you within the United States, and

  •
  the payment of proceeds to you from the sale of ordinary shares or ADSs effected at a United States office of a broker.

        Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. holder that:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        Payment of the proceeds from the sale of ordinary shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares or ADSs that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

        In addition, a sale of ordinary shares or ADSs effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  –
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  –
  such foreign partnership is engaged in the conduct of a United States trade or business.

        Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

 EXPENSES OF THE OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we and the selling shareholders identified in this prospectus expect to incur in connection with the offer and sale of the ADSs. With the exception of the SEC registration fee, the NASDAQ listing fee and the fee of the Financial Industry Regulatory Authority, or FINRA, all of these amounts are estimates.

Type of Expenses	Novaled AG	Selling Shareholders	Total
(in $)
SEC registration fee			$
NASDAQ Listing fee			$
FINRA fee			$
Printing and engraving expenses			$
Legal fees and expenses			$
Accounting fees and expenses
Reimbursement underwriter expenses			$
Marketing cost			$
IPO consulting cost			$
Premiums for D&O insurance relating to the offering
Other			$

ENFORCING CIVIL LIABILITIES

        Novaled AG is a German stock corporation (Aktiengesellschaft or AG), and its registered offices and all of its assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon Novaled AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Novaled AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against Novaled AG or the members of its management board and supervisory board, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts do generally not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

UNDERWRITING

Overview

        We, the selling shareholders identified in this prospectus and the underwriters named below will enter into an underwriting agreement with respect to the ADSs being offered, the terms of which are described below. Subject to certain conditions, each underwriter will severally agree to purchase the number of ADSs set forth in the following table. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Number of ADSs
Underwriters
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Canaccord Genuity Inc.
Commerz Markets LLC
Cowen and Company, LLC
JMP Securities LLC

Total

        The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below, unless and until this option is exercised.

        The selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional ADSs at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover sales by the underwriters of a greater number of shares than the total set forth in the table above. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase these additional ADSs in the same proportion as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus (subject to adjustment by the representatives of the underwriters to eliminate fractions). The selling shareholders will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent that the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the             ADSs are being offered.

        All of the shares that we and the selling shareholders are offering will be delivered in the form of ADSs.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriting discount per ADS is equal to the public offering price per ADS less the amount paid per ADS by the underwriters to us or the selling shareholders, as the case may be. The underwriting discount is         % of the initial public offering price. We and the selling shareholders have agreed to pay the underwriters the following discount, assuming either no exercise or full exercise by the underwriters of the underwriters' option to purchase additional ADSs:

Total Discount
	Discount per ADS	Without Exercise of Option	With Full Exercise of Option
Discount paid by us	$	$	$
Discount paid by the selling shareholders	$	$	$

        To meet German law requirements, the representatives of the underwriters initially subscribed, for the account of the underwriters, for all of the new shares underlying the ADSs to be sold by us at a subscription price per share equal to their notional value per share. This subscription price will be credited against the amount due from the underwriters at closing.

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discount, will be approximately $             . We will reimburse the underwriters for reasonable expenses validly incurred in connection with the offering up to an aggregate amount of $             .

        We and the selling shareholders have agreed to indemnify the underwriters severally against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        We, the members of our management board and our supervisory board and shareholders will enter into an agreement with the representatives of the underwriters pursuant to which each such person or entity has agreed that, subject to certain exceptions, for a period of 180 days after the date of the underwriting agreement, each such person or entity will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or make any short sale or otherwise dispose of any of our ordinary shares or ADSs, or any options or warrants to purchase any of our ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive any of our ordinary shares or ADSs, whether now owned or hereinafter acquired directly by each such person or entity or with respect to which each such person or entity has beneficial ownership within the rules and regulations of the SEC, without the prior written consent of the representatives on behalf of the underwriters. This consent may be given at any time without public notice. The foregoing restriction will be expressly agreed to preclude each such person or entity from entering into any swap, hedge or other agreement relating to any of our ordinary shares or ADSs that conditionally or unconditionally transfers, agrees to transfer, or could reasonably be expected to lead to the transfer, in whole or in part, of the economic consequences of ownership of such person or entity's ordinary shares or ADSs.

        The 180-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings release or the occurrence of material news or a material event relating to us, unless each of the representatives of the underwriters waives, in writing, such extension.

        Prior to the offering, there has been no public market for our ADSs. The initial public offering price will be negotiated among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the underwriters' option to purchase additional ADSs.

        Naked short sales are any sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our ADSs. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the             , in the over-the-counter market or otherwise.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors in the European Economic Area

        This prospectus has been prepared on the basis that all offers of ADSs will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area ("EEA"), from the requirement to produce and publish a prospectus which is compliant with the Prospectus Directive, as so implemented, for offers of ADSs. Accordingly, any person making or intending to make any offer within the EEA or any of its member states (each a "Relevant Member State") of ADSs which are the subject of the placement contemplated in this prospectus must only do so in circumstances in which no obligation arises for us or any of the underwriters to produce and publish a prospectus which is compliant with the Prospectus Directive, including Article 3 thereof, as so implemented for such offer. For EEA jurisdictions which have not implemented the Prospectus Directive, all offers of ADSs must be in compliance with the laws of such jurisdictions. Neither we nor the underwriters have authorized or authorize the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters, which constitute a final placement of ADSs contemplated in this prospectus.

        In relation to each Relevant Member State, the underwriters have represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, they have not made and will not make an offer of the ADSs contemplated in this prospectus to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters nominated by us for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as such same expression may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. For the purposes of this provision, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each purchaser of any ADSs located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive. We and the underwriters and any of their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement.

Notice to Other Non-U.S. Investors

Hong Kong

        The ADSs may not be offered or sold, by means of this document or any other document, in Hong Kong other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer the public within the meaning of that ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Japan

        The ADSs may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or resale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase and there may not be any circulation or distribution of this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Korea

        The ADSs have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the "FSCMA", and no ADSs may be offered, sold or delivered, or offered or sold to any person for re-offering or resale, directly or indirectly in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law, or the "FETL" and the decrees and regulations thereunder. Furthermore, the ADSs may not be re-sold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including, but not limited to, governmental approval requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

United Kingdom

        This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or (iii) to persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order (all such persons together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

        The validity of the shares and the ADSs with respect to German, U.S. federal and New York law will be passed upon for us by Sullivan & Cromwell LLP, our U.S. and German counsel, and for the underwriters by Latham & Watkins LLP, their U.S. and German counsel.

EXPERTS

        The financial statements of Novaled AG as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, Grimmaische Straße 25, 04109 Leipzig, Germany, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. For further information about us and the ADSs, please refer to the registration statement, which you may access at the SEC's website, www.sec.gov, or inspect in person, without charge, at the offices of the SEC.

        You may also obtain a copy at prescribed rates from the Public Reference Section of the SEC at the address set forth below.

        After the offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. As a result, we will be required to file an annual report for 2012 on Form 20-F by April 30, 2013. In addition, we will be required to submit current reports on Form 6-K and other information with the Securities and Exchange Commission. We also intend to submit reports on Form 6-K including unaudited quarterly financial information for the first three quarters each year. Such reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors, senior management and principal shareholders are exempt from the reporting and "short-swing profit" recovery provisions contained in Section 16 of the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Novaled AG

        We have audited the accompanying statement of financial position of Novaled AG as of December 31, 2011 and 2010 and the related statements of comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novaled AG at December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Leipzig, Germany
March 19, 2012

Stefania Mandler Wirtschaftsprüfer	Thomas Uhlig Wirtschaftsprüfer

NOVALED AG
STATEMENT OF FINANCIAL POSITION

in TEUR	Notes	December 31, 2010	December 31, 2011	December 31, 2011
				in TUSD (unaudited)
Assets
Non-current assets
Intangible assets	16	1,725	1,871	2,427
Plant and equipment	17	2,894	3,536	4,587
Trade receivables	20, 34	—	—	—
Other financial assets	21	487	436	566
Other non-financial assets	22	—	14	18
Deferred tax assets	18	—	2,527	3,278

Total non-current assets		5,106	8,384	10,876

Current assets
Inventory	19	719	1,569	2,036
Trade receivables	20	2,421	3,313	4,298
Other financial assets	21	103	208	270
Other non-financial assets	22	1,596	2,000	2,595
Current tax asset	18	20	4	5
Cash and cash equivalents	23	3,468	5,024	6,518

Total current assets		8,327	12,118	15,722

TOTAL ASSETS		13,433	20,502	26,598

Equity and liabilities
Equity
Share capital	24	5,926	6,099	7,913
Capital reserves	24	26,722	28,104	36,461
Retained earnings	24	(22,675)	(19,061)	(24,729)

Total Equity		9,973	15,142	19,645

Non-current liabilities
Loans and borrowings	27	1,284	1,633	2,119
Provisions	29	14	14	18

Total non-current liabilities		1,298	1,647	2,137

Current liabilities
Loans and borrowings	27	382	616	799
Trade payables	30	776	1,605	2,082
Other financial liabilities	31	810	1,094	1,419
Other non-financial liabilities	32	142	300	389
Deferred income	28	28	1	1
Provisions	29	24	2	3
Current tax liabilities	18	—	95	123

Total current liabilities		2,162	3,713	4,816

Total liabilities		3,460	5,360	6,953

TOTAL EQUITY AND LIABILITIES		13,433	20,502	26,598

NOVALED AG
STATEMENT OF COMPREHENSIVE INCOME

in TEUR	Notes	2009	2010	2011	2011
					in TUSD (unaudited)
Revenue	8, 34	6,426	6,856	17,405	22,580
Cost of Sales		(1,403)	(2,958)	(8,743)	(11,343)

Gross profit		5,023	3,898	8,662	11,237

Sales and marketing expenses		(989)	(1,256)	(1,478)	(1,917)
Administrative expenses		(2,580)	(2,863)	(4,090)	(5,306)
Research and development expenses	10	(2,620)	(1,981)	(1,633)	(2,119)
Other income	11	79	128	545	707
Other expenses	12	(72)	(138)	(337)	(437)

Results from operating activities		(1,159)	(2,212)	1,669	2,165

Finance income	15	55	45	29	38
Finance costs	15	(191)	(144)	(480)	(623)

Net finance costs	15	(136)	(99)	(451)	(585)

Profit or loss before tax		(1,295)	(2,311)	1,218	1,580

Tax income	18	—	—	2,375	3,081

Profit and total comprehensive income		(1,295)	(2,311)	3,593	4,661

Earnings per share (undiluted) in Euro	25	(0.25)	(0.39)	0.60	0.78
Earnings per share (diluted) in Euro	25	(0.25)	(0.39)	0.60	0.78

NOVALED AG
STATEMENT OF CHANGES IN EQUITY

in TEUR	Note	Share capital	Capital reserve	Retained earnings	Total
Balance at January 1, 2009		220	23,004	(18,989)	4,235

Profit and total comprehensive income for the year		—	—	(1,295)	(1,295)
Issue of ordinary shares for cash	24	31	4,219	—	4,250
Costs in issuing own shares	24	—	—	(24)	(24)
Recognition of share-based payments	26	—	779	—	779

Balance at December 31, 2009		251	28,002	(20,308)	7,945

Profit and total comprehensive income for the year		—	—	(2,311)	(2,311)
Issue of ordinary shares for cash		31	4,219	—	4,250
Issue of ordinary shares by converting capital reserve	24	5,644	(5,644)	—	—
Costs in issuing own shares	24	—	—	(56)	(56)
Recognition of share-based payments	26	—	145	—	145

Balance at December 31, 2010		5,926	26,722	(22,675)	9,973

Profit and total comprehensive income for the year		—	—	3,593	3,593
Issue of ordinary shares for cash		173	851	—	1,024
Costs in issuing own shares	24	—	—	21	21
Recognition of share-based payments	26	—	531	—	531

Balance at December 31, 2011		6,099	28,104	(19,061)	15,142

Balance at December 31, 2011 in TUSD (unaudited)		7,913	36,461	(24,729)	19,645

NOVALED AG
STATEMENT OF CASH FLOWS

in TEUR	Note	2009	2010	2011	2011
					in TUSD (unaudited)
Cash flows from operating activities
Profit/(loss) for the year		(1,295)	(2,311)	3,593	4,661
Adjustments for:
Net finance costs recognized in profit or loss	15	136	99	451	585
Loss on disposal of plant and equipment	17	23	10	34	44
Depreciation and amortization of non-current assets	16,17	672	815	937	1,216
Impairment losses on intangible assets	16	—	—	8	10
Net foreign exchange (gain)/loss		4	(3)	(125)	(162)
Equity-settled share-based payment transactions	26	779	145	531	689
Income tax (income)	18	—	—	(2,375)	(3,081)
Movements in working capital:
(Increase)/decrease in trade receivables	20	(1,959)	499	(813)	(1,055)
(Increase)/decrease in inventories	19	(21)	(12)	(850)	(1,103)
(Increase)/decrease in other assets	21, 22	147	3	(455)	(590)
Increase/(decrease) in trade payables	30	(21)	(428)	828	1,074
Increase/(decrease) in provisions	29	(21)	(31)	(22)	(29)
Increase/(decrease) in other liabilities	31, 32	(1,032)	243	338	439

Cash generated from/(used in) operations		(2,588)	(971)	2,072	2,687

Interest received		56	19	23	30
Interest paid		(177)	(134)	(120)	(156)
Income taxes (paid)/received		(15)	71	4	5

Net cash generated by/(used in) operating activities		(2,724)	(1,015)	1,979	2,566

Cash flows from investing activities
Payments for plant and equipment	17	(277)	(743)	(763)	(990)
Proceeds from disposal of plant and equipment	17	15	1	—	—
Payments for intangible assets	16	(324)	(166)	(315)	(409)
Proceeds from disposal of intangible assets	16	15	30	—	—
Payments for investment in time deposits	6	—	—	(110)	(143)
Proceeds from investment in time deposits	6	595	95	76	99

Net cash used in investing activities		24	(783)	(1,112)	(1,443)

Cash flows from financing activities
Proceeds from issue of own shares	24	4,250	4,250	1,024	1,328
Costs in issuing own shares	24	(24)	(56)	21	27
Repayment of loans and borrowings	27	(98)	(1,189)	(407)	(528)

Net cash provided by financing activities		4,128	3,005	638	827

Net increase in cash and cash equivalents		1,428	1,207	1,505	1,950
Cash and cash equivalents at the beginning of the year		830	2,253	3,468	4,499
Effects of exchange rate changes on the balance of cash held in foreign currencies		(5)	8	51	69

Cash and cash equivalents at the end of the year	23	2,253	3,468	5,024	6,518

NOVALED AG
NOTES TO THE FINANCIAL STATEMENTS

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. Reporting entity

        Novaled AG (following Novaled) is a company domiciled in Germany. The address of Novaled's registered office is Tatzberg 49, 01307 Dresden. The financial statements of Novaled as at and for the years ended December 31, 2010 and 2011 comprise the Company. Novaled has neither subsidiaries nor interests in associates or jointly controlled entities. Novaled's business purpose is to perform research and development work in the field of applied optoelectronics, in particular to develop technologies for small molecule organic light emitting diodes (OLED). Based on these activities Novaled sells materials used in display and lighting industries, transfers expertise to customers and generates revenues from industrial contractual research (see note 7).

2. Basis of preparation

Statement of compliance

        The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        The financial statements were authorized for issuance by the management board on March 9, 2012.

Basis of measurement

        The financial statements have been prepared on the historical cost basis except for derivative financial instruments that are measured at fair value.

Functional and presentation currency

        These financial statements are presented in euro, which is Novaled's functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated TEUR).

Use of estimates and judgments

        The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

        Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

        Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

  •
  Note 3 — useful life and carrying amount of patents acquired

  •
  Note 6 — silent partnership (financial instruments)

  •
  Note 18 — utilization of tax losses

  •
  Note 26 — share-based payments

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies

        The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Foreign currency transactions

        Transactions in foreign currencies are translated to euro at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to euro at the exchange rate at the reporting date.

        The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

        Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Current and non-current distinction

        Novaled presents current and non-current assets, and current and non-current liabilities as separate classifications in the statement of financial position. Novaled classifies all amounts expected to be recovered or settled within no more than twelve months after the reporting period as current and all other amounts as non-current.

Financial instruments

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

        Financial assets and liabilities are offset with the net amount presented in the statement of financial position when, and only when, Novaled has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)    Non-derivative financial assets

        Novaled initially recognizes loans and receivables and deposits on the date that they are originated. Novaled derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

        Novaled's only non-derivative financial assets are loans and receivables and cash and cash equivalents.

        Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade receivables and other financial assets (see notes 20, 21).

        Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

(ii)    Non-derivative financial liabilities

        Novaled initially recognizes debts on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which Novaled becomes a party to the contractual provisions of the instrument.

        Novaled derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

        Novaled has loans and borrowings, trade payables and other financial liabilities (see notes 27, 30, 31).

        Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iii)   Derivative financial instruments

        Novaled holds during the reporting period (but not at the reporting date) derivative financial instruments to hedge its foreign currency exposures. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized immediately in profit or loss.

(iv)   Share capital

        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. These costs include registration and other regulatory fees and amounts paid to legal and other advisers.

Intangible assets

(i)    Research and development

        Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

        Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Novaled intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

        Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)    Other intangible assets

        Other intangible assets that are acquired by Novaled and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(iii)   Subsequent expenditure

        Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

(iv)   Amortization

        Amortization is calculated based on the cost of the asset, or other amount substituted for cost, less its residual value.

        Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

  •
  Software: 8 years

  •
  Patents: 20 years

  •
  Other intangible assets: 8 years

        The estimated useful lives of patents and amortization method are based on the period of validity of the intellectual property rights and consider the period and distribution of future cash inflows.

        The intangible assets are also reviewed for impairment (impairment test), if indicated. Please refer to section Impairment (ii) in this note with regard to the general method of calculating the value applied in the impairment test.

Plant and equipment

(i)    Recognition and measurement

        Items of plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

        Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and, when Novaled has an obligation to remove the asset or restore the site, the costs of dismantling and removing the items and restoring the site on which they are located.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

        Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

        When parts of an item of plant and equipment have different useful lives and they are major components, they are accounted for as separate items of plant and equipment.

        Any gains or losses on disposal of an item of plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) are recognized in profit or loss.

        These assets are also reviewed for impairment (impairment test), if indicated. Please refer to section Impairment (ii) in this note with regard to the general method of calculating the value applied in the impairment test.

(ii)    Subsequent costs

        The cost of replacing a part of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to Novaled, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day maintenance of plant and equipment are recognized in profit or loss as incurred.

(iii)   Depreciation

        Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

        Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

        Leased assets recognized under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that Novaled will obtain ownership by the end of the lease term.

        The estimated useful lives for the current and comparative periods are as follows:

  •
  Plant and machinery: 5-20 years

  •
  Fixtures and equipment: 5-20 years

        Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Leased assets

        Leases are classified as either finance or operating.

        Leases under which Novaled assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

        Other leases are operating leases and the leased assets are not recognized in Novaled's statement of financial position.

Inventories

        Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

        Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Impairment

(i)    Financial assets (including receivables)

        A financial asset is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

        Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to Novaled on terms that Novaled would not consider otherwise, indications that a debtor will enter bankruptcy.

        Novaled considers evidence of impairment for receivables at specific asset level. All receivables are assessed for specific impairment.

        An impairment loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)    Non-financial assets

        The carrying amounts of Novaled's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

        For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").The recoverable amount of an asset or cash-generating unit is the greater of its

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

        An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

        Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Employee benefits

(i)    Defined contribution plans

        Employee benefits are post-employment benefits when they are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which Novaled provides post-employment benefits for their employees.

        The defined contribution plan is a post-employment benefit plan under which Novaled pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii)    Short-term employee benefits

        Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

        A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if Novaled has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(iii)   Share-based payment transactions

        The grant date fair value of equity settled share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

Provisions

        A provision is recognized if, as a result of a past event, Novaled has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Revenue

        Novaled's revenue relates to OLED technologies and includes revenue earned on the sale of chemical materials, on the provision of research and development services and from license fees and royalties.

(i)    Materials

        Revenue from the sale of materials in the course of ordinary activities is measured at the fair value of the consideration received or receivable.

        Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

        The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale. Transfer occurs when the materials are received at the customer's warehouse. For international shipments transfer occurs upon loading the goods onto the relevant carrier at the port of the seller. Generally for such products the buyer has no right of return.

(ii)    Research and development services

        Revenue from research and development services rendered for which surveys of work performed can be used to measure the progress of completion is recognized in the income statement in proportion to the stage of completion of the transaction at the reporting date. Revenue from research and development services for which surveys of work performed cannot be used to measure the progress of completion is recognized when the service is complete. Revenue from services is only recognized provided that it is probable that the economic benefits will be realized, and that the revenue can be measured reliably. If progress billings exceed revenue recognized, the excess is recorded as deferred income. If revenue recognized exceeds progress billings, the excess is recorded in other assets to the extent that collectability is assured.

(iii)   License fees and royalties

        Revenues are generated on the basis of licensing agreements under which third parties are granted rights to products and technologies. Payments received, or expected to be received, that relate to the sale or licensing of technologies or technological expertise including non-returnable but recoupable advance and similar non-refundable payments received under these agreements are recognized in income as of the effective date of the respective agreement if all obligations under

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

the contract terms have been fulfilled. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are deferred and recognized in income over the estimated performance period stipulated in the agreement.

Government grants

        Government grants related to assets are presented as a deduction in arriving at the carrying amount of the asset when there is reasonable assurance that they will be received and Novaled will comply with the conditions associated with the grant.

Income from publicly funded research and development projects

        Income from publicly funded research and development projects that compensates Novaled for research expenses incurred is recognized in profit or loss as a deduction of research and development expenses.

Foreign currency gains and losses

        Foreign currency gains and losses are reported on a gross basis in other income and other expense, respectively.

Lease payments

        Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

        Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

        Determining whether an arrangement contains a lease:

        At inception of an arrangement, Novaled determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to Novaled the right to control the use of the underlying asset.

Finance income and finance costs

        Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

        Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and impairment losses recognized on financial assets. Borrowing costs are recognized in profit or loss using the effective interest method.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

Income tax

        Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

        Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

        Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences associated with assets and liabilities if the transaction which led to their initial recognition is a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

        Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

        Deferred tax assets and liabilities are presented net if there is a legally enforceable right to offset.

        A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earnings per share

        Novaled presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

        Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Segment reporting

        In accordance with the management approach Novaled has one single operating segment. This is the lowest level for regularly review of all operating results by Novaled's management board to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

New standards and interpretations applied for the first time

        A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2011, and have been applied in preparing these financial statements.

Standard/interpretation	Effective Date(1)
IAS 32 Amendment classification of rights issues	February 1, 2010
IFRIC 19 Extinguishing financial liabilities with equity instruments	July 1, 2010
IFRS 3, IAS 21, 28, 31 Improvements to IFRS (2010)	July 1, 2010
IFRS 7, IAS 1, 34, IFRIC 13 Improvements to IFRS (2010)	January 1, 2011
IAS 24 Amendment definition and exemption	January 1, 2011
IFRIC 14 Amendment prepayments	January 1, 2011

(1)
Shall apply for periods beginning on or after shown in the effective date column.

        None of these amendments to standards and new or amended interpretations had a significant effect on the financial statements of Novaled.

New standards and interpretations not yet adopted

        A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2011, and have not been applied in preparing these financial statements.

Standard/interpretation	Effective Date(1)
IFRS 7 Amendment disclosures — transfers of financial assets	July 1, 2011
IAS 12 Amendment deferred tax: Recovery of underlying assets	January 1, 2012
IAS 1 Amendment presentation of items of other comprehensive income	July 1, 2012
IFRS 10 Consolidated financial statements	January 1, 2013
IFRS 11 Joint arrangements	January 1, 2013
IFRS 12 Disclosure of interests in other entities	January 1, 2013
IFRS 13 Fair value measurement	January 1, 2013
IAS 19 (rev 2011) Employee benefits	January 1, 2013
IAS 27 (amended 2011) Separate financial statements	January 1, 2013
IAS 28 (amended 2011) Investments in associates and joint ventures	January 1, 2013
IFRIC 20 Stripping costs in the production phase of a surface mine	January 1, 2013
IAS 32 Amendment offsetting financial assets and liabilities	January 1, 2014
IFRS 7 Amendment disclosures — offsetting financial assets and liabilities in conjunction with IFRS 9 and IFRS 7 Amendment mandatory effective date and transition disclosure	January 1, 2015
IFRS 9 Financial instruments in conjunction with IFRS 9 and IFRS 7 Amendment mandatory effective date and transition disclosure	January 1, 2015

(1)
Shall apply for periods beginning on or after shown in the effective date column.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

        None of these new or amended standards and interpretations is expected to have a significant effect on the financial statements of Novaled, except for IFRS 9 Financial Instruments, which becomes mandatory for Novaled's 2015 financial statements and could change the classification and measurement of financial assets. Novaled does not plan to adopt this standard early and the extent of the impact has not yet been determined.

4. Determination of fair values

        A number of Novaled's accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

        The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair values are determined for initial measurement and disclosure purposes.

        Fair value of financial liabilities, which is determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

        For financial instruments such as short-term trade receivables and payables the carrying amount is a reasonable approximation of fair value.

        The fair value of the employee and other share options and the share appreciation rights is measured using the Black-Scholes formula or is based on a Monte Carlo simulation depending on the conditions of the share option programs. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility of a peer group), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expectations about the occurrence of other vesting conditions, expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5. Financial risk management

Overview

        Novaled has exposure to the following risks from its use of financial instruments:

  •
  Liquidity risk

  •
  Credit risk

  •
  Market risk

        This note presents information about Novaled's exposure to each of the above risks, Novaled's objectives, policies and processes for measuring and managing risk, and Novaled's management of capital. Further quantitative disclosures are included throughout these financial statements.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Financial risk management (Continued)

Risk management framework

        The management board has overall responsibility for the establishment and oversight of Novaled's risk management framework. The management board is also responsible for developing and monitoring Novaled's risk management procedures. The risk management policies are established to identify and analyze the risks faced by Novaled. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Novaled's activities.

        Novaled, through its communication and management procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

        Liquidity risk is the risk that Novaled will encounter difficulty in meeting the obligations associated with its financial liabilities which are settled by delivering cash or another financial asset. Novaled's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Novaled's reputation.

        Novaled uses a budgeting process, which allows it to monitor cash flow requirements. Typically Novaled ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. The audit committee undertakes regular reviews of the budget.

Credit risk

        Credit risk is the risk of financial loss to Novaled if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Novaled's receivables from customers.

        Novaled's exposure to credit risk is influenced mainly by the individual characteristics of each customer. Hence the management considers particularly the payment record of each customer.

        Approximately 59 percent (2010: 35 percent, 2009: 39 percent) of Novaled's revenue is attributable to sales transactions with a single customer.

        The management board has established a credit policy under which new customers, other than well-known large manufacturers of electronic goods, restricted payment conditions are offered. Each new customer is analyzed individually for creditworthiness. Based on this risk consideration a maximum open amount is individually determined. Furthermore sales are made on a prepayment basis or major payments are made in early stages of service contracts (regarding revenues from consulting or license fees and royalties).

        More than 90 percent (2010: 75 percent; 2009: 79 percent) of Novaled's revenues result from customers who have been transacting with Novaled since 2006, and no credit related losses from these customers have occurred so far.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Financial risk management (Continued)

        Financial assets that are past due are continuously monitored. There is currently no need for allowance for impairment. This is determined based on historical data of payment statistics which show no losses so far.

        Goods are sold subject to retention of title clauses, so that in the event of non-payment Novaled may have a secured claim. Novaled does not require collateral in respect of trade and other receivables.

Market risk

        Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect Novaled's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

        Novaled is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the euro, primarily the US Dollars (USD), but also the Japanese Yen (JPY) and Korean Won (KRW).

        Foreign exchange risk primarily results from single large-volume sales transactions in USD that result in trade receivables. Novaled separately hedges almost each of these trade receivables by using foreign currency options. The hedged volume is almost equal to the outstanding amount. The maturity of the option corresponds to the expected payment date of the receivables. In limited cases, no currency hedging is carried out, if favorable exchange rate movements are expected.

        Overall the currencies in which all other transactions primarily are processed are denominated in euro. The amount of trade receivables and other receivables, trade and other payables, cash and cash equivalents denominated in a foreign currency other than USD is comparatively low compared to the total of each relevant line item. Hence it follows that Novaled does not buy or sell derivatives to hedge these foreign currency exposures.

Interest risk

        Novaled defines the interest risk as a rising market interest rate while holding a financial liability with a variable interest rate. Novaled is not exposed to interest rate risk because either the contracted interest rates are on a fixed rate basis or a variable interest rate for a financial liability is connected to a variable interest rate for a financial asset of the same amount with the same counterparty. The remaining risk results from a rising spread between the interest rate for the financial liability and the interest rate for the financial asset. As expected this spread remained unchanged during 2011, 2010 and 2009.

Capital management

        The management board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. To comply with these objectives the management board monitors the absolute level of total shareholders' equity and the part of the non-current liabilities that represent the contribution of a silent partner.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Financial risk management (Continued)

Additionally, the debt ratio is monitored, which Novaled defines as total liabilities divided by total assets.

        The management board's target is for employees (including the management board) of Novaled to hold about eight percent of Novaled's shares via equity-settled share option programs (see note 26). At present these share options amount to eight percent in proportion to shares issued as of December 31, 2011 assuming that all outstanding share options vest and are exercised.

        The management board's target is to have a debt ratio (ratio of total liabilities to total assets) of 50 percent as maximum. This target has been consistently achieved since 2009 (debt ratio as of December 31, 2011: 26 percent; December 31, 2010: 26 percent).

        Novaled's net debt at the end of the reporting period was as follows:

in TEUR	2010	2011
Total liabilities	3,460	5,360
Less: cash and cash equivalents	3,468	5,024

Net debt at December 31	(8)	336

        The management of Novaled has taken steps for an IPO in 2012 to finance the future growth of the Company.

        There were no changes in Novaled's approach to capital management during the year.

        Novaled is not subject to externally imposed capital requirements.

6. Financial instruments

        As part of its operating activities Novaled is exposed to financial risks classified as liquidity risks, credit risks and currency risks. More detailed information on risk management and monitoring of risks as well as on capital management is given in note 5. The following comments relate exclusively to the possible quantitative effects of the risks for the year ended December 31, 2011 including comparative information of previous period(s).

        Novaled holds during the reporting period (but not at the reporting date) derivative financial instruments to hedge its foreign currency exposures. The impact on profit or loss in financial year 2011 is presented in note 12.

Liquidity risk

        The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. Financial instruments (Continued)

December 31, 2010

in TEUR	Carrying amount	Contractual cash flows	3 months or less	3–12 months	1–5 years	More than 5 years
Bank loan	303	318	21	61	236	—
Silent partnership	758	1,050	30	30	990	—
Finance lease liabilities	605	684	142	190	352	—
Trade payables	776	776	776	—	—	—
Other financial liabilities	810	810	810	—	—	—

Total	3,252	3,638	1,779	281	1,578	—

December 31, 2011

in TEUR	Carrying amount	Contractual cash flows	3 months or less	3–12 months	1–5 years	More than 5 years
Bank loan	227	236	20	60	156	—
Silent partnership	1,114	1,380	30	30	1,320	—
Finance lease liabilities	908	1,025	188	435	402	—
Trade payables	1,605	1,605	1,605	—	—	—
Other financial liabilities	1,094	1,094	1,094	—	—	—

Total	4,948	5,340	2,937	525	1,878	—

        Interest payments made in respect of the bank loan are based on a variable interest rate determined by reference to Euribor rates with a maturity of three months. For estimating future cash flow commitments the future interest rates are determined by reference to the conditions existing at the end of the reporting periods.

        On January 30, 2004, Novaled concluded an agreement on the establishment of a silent partnership with tbg Technologie-Beteiligungs-Gesellschaft mbH, Berlin (tbg) which expires on December 31, 2014. In the event of termination of the silent partnership prior to the end of the fifth full year of participation, tbg is entitled, at the end of the period of participation, to receive a one-off compensation equivalent to 30 percent of the nominal value at the time of the repayment. In the event of termination of the silent partnership after the end of the fifth full year of participation, tbg is entitled to receive a one-off compensation equivalent to 30 percent for the first five years of participation and an additional amount of 6 percent of the nominal value for every consecutive year of participation at the time of termination. However, tbg will only use its right to request a one-off compensation if, in view of the economic circumstances, Novaled is able to pay the one-off compensation.

        In light of Novaled's current economic situation, Novaled revised its cash flow estimates regarding the silent partnership and accounted for the revision as a change of accounting estimates. As of December 31, 2011 the carrying amount prior to the change of accounting estimate was TEUR 760. The carrying amount of TEUR 1,114 was recalculated by computing the

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. Financial instruments (Continued)

present value of the estimated future cash flows (TEUR 1,380) at the silent partnership's original effective interest rate. The adjustment of TEUR 354 is recognized in finance costs on financial liabilities measured at amortized cost.

Credit risk

        The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

in TEUR	Note	December 31, 2010	December 31, 2011
Loans and receivables	20, 21	3,011	3,957
Cash and cash equivalents	23	3,468	5,024

Total		6,479	8,981

        Cash and cash equivalents deposited by banks that have a credit rating of at least A- from Standard & Poor's or Fitch and A2 from Moody's.

        The maximum exposure to credit risk for loans and receivables at the reporting date by geographic region was:

in TEUR	December 31, 2010	December 31, 2011
Germany	1,150	1,143
France	1,167	280
South Korea	497	2,297
Other countries	197	237

Total	3,011	3,957

        The most significant customer of Novaled represented TEUR 2,126 of the loans and receivables carrying amount at December 31, 2011 (December 31, 2010: two customers TEUR 1,531).

        The aging of loans and receivables at the reporting date was as follows. (The Company has not suffered impaired loans and receivables to date):

in TEUR	December 31, 2010	December 31, 2011
Not past due	1,673	2,860
Past due 1–30 days	1,170	642
Past due 31–120 days	160	295
Past due 121 days–1 year	1	155
More than 1 year	7	5

Total	3,011	3,957

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. Financial instruments (Continued)

        As of December 31, 2011, the increase in loans and receivables past due 121 days to one year results from a single trade receivable resulting from a license agreement with a domestic customer. The original face value of this trade receivable amounts TEUR 298. The first partial amount of TEUR 143 was paid in 2011. The second partial amount of TEUR 155 will be paid in the first quarter 2012. The amount is not in dispute.

        Receivables relating to income from publicly funded research and development projects amount to TEUR 739 (December 31, 2010: TEUR 841) (see note 22).

        At the reporting date Novaled's risk exposure is not representative regarding the counterparty (bank rated A+ from Fitch and A2 from Moody's) of the foreign currency options (December 31, 2011 TEUR 0; December 31, 2010 TEUR 0), because Novaled did not held any options at these balance sheet dates. During 2011 the maximum exposure amounts to TEUR 2.090 (2010: TEUR 0).

Currency risk

        Novaled's exposure to foreign currency risk was as follows:

	December 31, 2010			December 31, 2011
in TEUR	USD	JPY	USD	JPY	KRW
Trade receivables	410	—	2,279	27	—
Other financial assets	4	12	2	12	6
Cash and cash equivalents	60	19	803	236	5
Trade payables	(14)	(26)	(12)	(31)	—
Other financial liabilities	—	(5)	—	(7)	—

Total	460	—	3,072	237	11

        At the reporting date Novaled does not hedge the currency risk arising from trade receivables denominated in USD. This is not representative of Novaled's risk exposure during the year. In 2011 Novaled purchased foreign currency options in total of USD 12,813 thousands to hedge the currency risk arising from trade receivables. No foreign currency options were purchased in 2010.

        The following significant exchange spot rates applied at the reporting dates:

1 Euro	December 31, 2010	December 31, 2011
USD	1.3362	1.2939
JPY	108.65	100.20
KRW	1,499.06	1,498.69

        The sensitivity analysis of the currency risk shows how profit or loss and equity would have been affected by changes in a relevant risk variable.

        A strengthening of the euro against the USD and the KRW of 15% and the JPY of 20% at the end of the reporting periods would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate variances that

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. Financial instruments (Continued)

Novaled considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2010		December 31, 2011
in TEUR	USD (+ 15%)	JPY (+ 20%)	USD (+ 15%)	JPY (+ 20%)	KRW (+ 15%)
Profit or Loss	(69)	—	(461)	(47)	(2)
Equity	—	—	—	—	—

        A weakening of the euro against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

        The impact on equity is nil because none of the changes of foreign currency balance sheet items at the balance sheet dates would be recognized in other comprehensive income or directly in equity.

Fair values

        The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2010		December 31, 2011
in TEUR	Note	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at amortized cost
Loans and receivables	20, 21	3,011	3,011	3,957	3,957
Cash and cash equivalents	23	3,468	3,468	5,024	5,024

Total		6,479	6,479	8,981	8,981

Liabilities carried at amortized cost
Bank loans	27	303	303	227	227
Silent partnership	27	758	848	1,114	1,258
Finance lease liability	27	605	646	908	936
Unregistered shareholder contributions	27	—	—	—	—
Trade payables	28	776	776	1,605	1,605
Other financial liabilities	31	810	810	1,094	1,094

Total		3,252	3,383	4,948	5,120

        The basis for determining fair values is disclosed in note 4.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. Financial instruments (Continued)

        The interest rates used to discount estimated cash flows for determining fair values, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	December 31, 2010	December 31, 2011
Loans and borrowings	2.0% - 5.4%	2.5% - 4.2%
Leases	4.2%	4.6%

Collaterals for liabilities

        On December 18, 2007 Novaled entered into a bank loan contract with Ostsächsische Sparkasse Dresden amounting to TEUR 455 for the financing of a special machine. Repayment and interest payments are to be made on a quarterly basis. Interest rates are based on a variable interest rate determined by Euribor rates with a maturity of three months (in the period January 1, 2010 to December 31, 2011 from 2.00 to 4.45 percent). The maturity date of the bank loan is 2014.

        Collateral for this loan is a time deposit of Novaled at Ostsächsische Sparkasse Dresden, amounting to the sum of the loan. This collateral is reduced quarterly by the installments to be paid until 2014. The development of the interest rate of the time deposit is equal to the interest rates of bank loan. Interest rates are based on a variable interest rate determined by Euribor rates with a maturity of three months (in the period January 1, 2010 to December 31, 2011 from 0.50 to 2.95 percent).

in TEUR	December 31, 2010	December 31, 2011
Bank loan	303	227
Amount of collateral	303	227

        There have been no payment defaults or breaches of loan agreement terms during the reporting period.

        Additionally, further time deposits of Novaled at Ostsächsische Sparkasse Dresden are used to secure finance lease liabilities. Interest rates are based on a variable interest rate determined by Euribor rates with a maturity of three months. These collaterals amount to TEUR 360 (December 31, 2010: TEUR 250).

7. Operating segments

        Novaled's only operating segment is identified on the basis of internal reports that are regularly reviewed by the management board, as chief operating decision maker, in order to make decisions about the resources to be allocated and to assess its performance.

        The management board regularly reviews financial information on the level of Novaled as a whole unit. The various activities of Novaled are largely integrated from an operational perspective.

        Novaled's operating segment is based around the field of organic semiconductors and the research and development of technologies and materials suitable among other uses for use in

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. Operating segments (Continued)

organic light-emitting diodes (OLEDs). Novaled commercializes its special Novaled PIN OLED™ technology and special organic material for use in OLED products.

        Novaled's revenue currently stems primarily from the sampling and sale of materials and the transfer of expertise (license fees and royalties). Novaled PIN OLED™ technology is offered to potential customers for evaluation, initially in research and development laboratories, then in pilot plants and finally in series production. In addition, Novaled generates revenue from industrial contract research (consulting), in particular for the chemical, display and lighting industries.

Information about products and service

        The revenues from external customers for each group of similar products and services are as follows:

in TEUR	Revenues 2009	Revenues 2010	Revenues 2011
Materials	2,059	5,363	15,176
Consulting	1,729	1,465	2,179
License fees and royalties	2,613	—	—
Lighting products	—	—	9
Other	25	28	41

Total	6,426	6,856	17,405

Information about geographical areas

        Novaled is managed on a worldwide basis and operates manufacturing facilities located in Germany, but sales offices are in Germany and Japan.

        In presenting information on the basis of geographical areas, revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue

in TEUR	2009	2010	2011
Germany	1,979	1,257	1,047
France	2,624	1,110	1,207
South Korea	620	2,795	12,947
Other countries	1,203	1,694	2,204

Total	6,426	6,856	17,405

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. Operating segments (Continued)

Non-current assets(1)

in TEUR	December 31, 2010	December 31, 2011
Germany	4,619	5,300
Austria	—	107

Total	4,619	5,407

(1)
The non-current assets presented consist of intangible assets and plant and equipment.

        All non-current assets except for one non-current asset are located in Germany. This non-current asset is a machine located at a supplier in Austria and is used on behalf of Novaled for the manufacture of lamps.

Major customer

        Revenues from two customers of Novaled represent 59 percent and 14 percent of Novaled's total revenues (2010: two customers represent 35 percent and 14 percent; 2009: three major customers represent 39 percent, 17 percent and 10 percent).

8. Revenue

        The following table presents each significant category of revenue:

in TEUR	2009	2010	2011
Sales of materials*	2,059	5,363	15,185
Rendering of services (research and development)	1,754	1,493	2,220
Royalties	2,613	—	—

Total	6,426	6,856	17,405

*
Includes revenues from lighting products.

        Sales increased overall by TEUR 10,549 or 154 percent to TEUR 17,405 compared to 2010. In 2010 sales increased by 7 percent compared to 2009. Sales activities in 2009 concentrated on the acquisition of new customers for the sale of pilot and mass production line materials. The sales activities in 2010 were primarily driven by the strong demand for materials by a customer in South Korea which commenced mass production of displays for so called Smartphones, using Novaled material. Further in 2011 this customer in South Korea significantly contributed to the sales increase compared to 2010. This has led to the fact that now 87 percent (2010: 78 percent; 2009: 32 percent) of the overall revenue of the Company is achieved in the area of material sales.

        Detailed disclosures on sales by product/service and region are shown in note 7.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. Cost of sales

        The following table presents a split of cost of sales based on the cost of sales related to sales of materials and the cost of sales related to research and development projects:

in TEUR	2009	2010	2011
Cost of sales related to sales of materials	895	1,909	5,158
Cost of sales related to research and development projects	508	1,049	3,585

Total	1,403	2,958	8,743

        Research and development expenses associated with customer-sponsored research and development projects are included in cost of sales under IFRS. In addition, in 2009, 2010 and 2011 certain research and development expenses associated with internal research and development projects are also included in cost of sales if they cannot be separated from expenses for customer-sponsored research and development projects.

10. Research and development expenses

        The Company received income from publicly funded research and development projects for research activities, which was offset against research and development cost in the reporting period as follows:

in TEUR	2009	2010	2011
Research and development costs	5,416	4,606	3,785
Income from publicly funded research and development projects	(2,796)	(2,625)	(2,152)

Total	2,620	1,981	1,633

11. Other income

        The following table shows the different types of other income:

in TEUR	2009	2010	2011
Income from foreign exchange gains	25	78	494
Others	54	50	51

Total	79	128	545

        The increase in foreign exchange gains is related to the increase in sales revenues. The majority of sales revenues in 2011 are USD denominated. In connection with a favorable exchange rate movement EUR/USD in 2011 income from foreign exchange gains increased by TEUR 416.

12. Other expenses

        The following table shows the different types of other expenses:

in TEUR	2009	2010	2011
Expenses from foreign exchange losses	29	100	113
Expenses from changes in fair value of financial assets held for trading (foreign currency options)	—	—	181
Incidental costs of monetary transactions	14	13	17
Other	29	25	26

Total	72	138	337

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13. Expense by nature

in TEUR	Note	2009	2010	2011
Employee benefit expenses	14	5,314	5,204	6,994
Raw materials and consumables used, change in finished goods	19	1,999	2,889	6,288
Depreciation and amortization expense	16, 17	672	815	929
Consultancy costs		527	392	857
Patent costs		349	486	577
Leasing costs		288	345	386
Advertising costs		169	290	402
Maintenance costs		137	147	209

        Income from publicly funded research and development projects (2011: TEUR 2,152; 2010: TEUR 2,625; 2009: TEUR 2,796) was offset against research and development expenses (see note 10).

14. Personnel expenses

        The following table shows the different types of expenses allocated to personnel costs:

in TEUR	2009	2010	2011
Wages and salaries	3,861	4,449	5,530
Social security	288	352	440
Contributions to defined contribution plans	403	383	510
Equity-settled share-based payment transactions	762	20	514

Total	5,314	5,204	6,994

15. Net finance costs

        The following table shows the different items of finance income and finance costs:

in TEUR	2009	2010	2011
Interest income on loans and receivables	55	45	29

Finance income	55	45	29

Interest expenses on financial liabilities measured at amortized cost	(191)	(139)	(480)
Other interest expenses	—	(5)	—

Finance costs	(191)	(144)	(480)

Net finance costs	(136)	(99)	(451)

        The increase in interest expenses results from the remeasurement of the silent partnership liability (change of accounting estimates) (see note 6).

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

16. Intangible assets

        The following table shows the separate reconciliations of the gross carrying amount and accumulated depreciation of intangible assets:

in TEUR	Software	Patents	Other	Total
Cost
Balance at January 1, 2010	256	1,934	19	2,209
Acquisitions — purchased	23	142	1	166
Disposals	—	(48)	—	(48)

Balance at December 31, 2010	279	2,028	20	2,327

Balance at January 1, 2011	279	2,028	20	2,327
Acquisitions — internally developed	—	—	7	7
Acquisitions — purchased	161	147	—	308
Disposals	—	—	—	—

Balance at December 31, 2011	440	2,175	27	2,642

Amortization
Balance at January 1, 2010	70	382	12	464
Amortization for the year	29	115	3	147
Disposals	—	(9)	—	(9)

Balance at December 31, 2010	99	488	15	602

Balance at January 1, 2011	99	488	15	602
Amortization for the year	37	130	2	169
Disposals	—	—	—	—

Balance at December 31, 2011	136	618	17	771

Carrying amounts
At January 1, 2010	186	1,552	7	1,745

At December 31, 2010	180	1,540	5	1,725

At January 1, 2011	180	1,540	5	1,725

At December 31, 2011	304	1,557	10	1,871

        In 2010 and 2011 no government grants were received. Government grants are deducted from the acquisition costs of the respective assets.

        Restrictions on use of intangible assets result from receiving government grants. Consequently a sale of these assets would lead to a repayment of the government grants amounting to TEUR 6 (2010: TEUR 6).

        Amortization is recognized in cost of sales, in Sales and marketing expenses and in administrative expenses.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

17. Plant and equipment

        The following table shows the separate reconciliations of the gross carrying amount and accumulated depreciation of plant and equipment:

in TEUR	Plant and machinery	Fixtures and equipment	Machinery under construction	Total
Cost or deemed cost
Balance at January 1, 2010	3,491	1,044	19	4,554
Additions	46	589	108	743
Disposals	(4)	(7)	—	(11)
Reclassifications (+/-)	4	14	(18)	—

Balance at December 31, 2010	3,537	1,640	109	5,286

Balance at January 1, 2011	3,537	1,640	109	5,286
Additions	264	235	948	1,447
Disposals	(76)	(148)	—	(224)
Reclassifications (+/-)	510	197	(707)	—

Balance at December 31, 2011	4,235	1,924	350	6,509

Depreciation and impairment losses
Balance at January 1, 2010	1,221	506	—	1,727
Depreciation for the year	463	205	—	668
Disposals	—	(3)	—	(3)

Balance at December 31, 2010	1,684	708	—	2,392

Balance at January 1, 2011	1,684	708	—	2,392
Depreciation for the year	485	283	—	768
Disposals	(53)	(134)	—	(187)

Balance at December 31, 2011	2,116	857	—	2,973

Carrying amounts
At January 1, 2010	2,270	538	19	2,827

At December 31, 2010	1,853	932	109	2,894

At January 1, 2011	1,853	932	109	2,894

At December 31, 2011	2,119	1,067	350	3,536

        Government grants received and used for the purchase of machinery, fixtures and equipments are deducted from the acquisition costs of the respective assets. In 2010 and 2011 Novaled received no government grants for the acquisition of machinery, fixtures and equipment. Government grants were deducted from acquisition costs.

        Restrictions on use of tangible assets result from receiving government grants. Consequently a sale of these assets would lead to a repayment of the government grants amounting to TEUR 770 (2010: TEUR 1,300). Furthermore order commitments for plant and equipment amount to TEUR 207 (December 31, 2010: TEUR 43).

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

17. Plant and equipment (Continued)

        At December 31, 2011 the net carrying amount of leased plant and equipment was TEUR 1,679 (December 31, 2010: TEUR 1,212). During the year, Novaled acquired leased assets of TEUR 684 (2010: TEUR 0) (see note 27).

18. Taxes

        The deferred and current tax expense or income amounts to TEUR 2,375 (2010 and 2009 no deferred and no current tax expense or income presented due to the tax losses and the tax losses carried forward) and are composed in the profit and loss statement as follows:

in TEUR	2009	2010	2011
Current income taxes
Germany:	—	—
Income tax expense	—	—	(563)
Benefit arising from previously unrecognized tax losses	—	—	461
Foreign			(4)

Total	—	—	(106)

Deferred tax income
Germany	—	—	2,470
Foreign			11

Total	—	—	2,481

Total income taxes	—	—	2,375

in TEUR	2009	2010	2011
Earnings before tax	(1,295)	(2,311)	1.218
Income tax rate Novaled	31.58%	31.58%	31.58%
Expected tax expense/income	409	730	(385)
Tax impact of the following effects led to a difference between actual and expected tax expense:
Non-deductible expenses	(15)	(9)	(20)
Non-taxable income	35	—	—
Share option expense	(246)	(46)	(168)
Other items charged directly to Shareholders' Equity	—	—	(46)
Changes in unrecognized deferred taxes due to loss carry forward	(183)	(675)	2,994

Actual tax income	—	—	2,375

        As of December 31, 2011 tax losses of TEUR 8,464 (corporate tax) and TEUR 8,105 (trade tax) were not utilised (December 31, 2010: TEUR 9,892 (corporate tax), TEUR 9,619 (trade tax)).

        Current tax assets relate to withholding tax receivables including solidarity surcharge.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. Taxes (Continued)

        Deferred tax assets and liabilities are attributable to the following:

	Deferred tax assets		Deferred tax liabilities
	December 31		December 31
in TEUR	2010	2011	2010	2011
Intangible assets	—	—	(82)	(99)
Tangible assets	218	155	(118)	(81)
Financial assets	—	—	(1)	—
Accounts receivable and other assets	1	2	(82)	(103)
Liabilities	23	39	(2)	—
Tax losses carried forward	43	2,614	—	—
Offsetting	(285)	(283)	285	283

Balance sheet amount	—	2,527	—	—

        Recognition and measurement of deferred taxes is based on the regulations of IAS 12 in accordance with the temporary concept considering temporary differences between the IFRS balance sheet and the tax balance sheet. In addition, if applicable the recognition of deferred taxes on tax losses carried forward is considered.

        Novaled's applicable tax rate amounts to 31.58 percent (thereof corporate income tax at a rate of 15.83 percent — including solidarity surcharge of 5.50 percent — and trade tax at a rate of 15.75 percent).

        Transaction costs of an equity transaction are accounted for as a deduction from equity net of any related income tax benefit. The aggregate deferred tax asset for transaction costs directly recorded in equity amounts to TEUR 46. In previous years no aggregate deferred tax asset for transaction costs is recorded in equity because the transaction costs only increased the tax losses carried forward for which no deferred tax asset was recognized.

        Deferred tax assets on temporary differences and losses carried forward have not been recognized until December 31, 2010 because no positive income was generated in the past. In 2011 Novaled generated a taxable profit for the first time and due to the positive forecast the deferred tax assets were recognized. An amount of TEUR 19 resulting from losses of foreign permanent establishments remains unrecognized as these losses may only be set off during a forecasted period of three years.

        Moreover, deferred tax assets on losses carried forward as for trade and for corporate income tax purposes in Germany of TEUR 2,614 were recognized. Until 2010 deferred tax assets were recognized only to the extent of taxable temporary differences. Tax losses carried forward in Germany are not subject to a temporary limitation. The deferred tax assets have been recognized in respect of these items because it is probable that future taxable profit will be available against which Novaled can utilize the benefits there from.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. Inventory

        The following table shows the different types of inventory:

in TEUR	December 31, 2010	December 31, 2011
Raw materials, consumables and supplies	243	372
Finished goods and merchandise	476	1,197

Total	719	1,569

        In 2011 raw materials, consumables and changes in finished goods recognized as cost of sales, sales and marketing, administration, research and development expenses amounted to TEUR 6,288 (2010: TEUR 2,889; 2009: TEUR 1,999).

20. Trade receivables

        The following table shows details of the non-current and current trade receivables:

in TEUR	December 31, 2010	December 31, 2011
Trade receivables due from related parties	—	2,126
Other trade receivables	2,421	1,187

Total	2,421	3,313

Non-current	—	—
Current	2,421	3,313

Total	2,421	3,313

        Novaled's exposure to credit and currency risk related to trade receivables is disclosed in note 6. Related party transactions are disclosed in note 34.

21. Other financial assets

        The following table shows details of the non-current and current trade other financial assets:

in TEUR	December 31, 2010	December 31, 2011
Time deposit	553	587
Receivables due from management board members	12	11
Receivables due from other related parties	2	2
Deposit	10	17
Other	13	27

Total	590	644

Non-current	487	436
Current	103	208

Total	590	644

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. Other financial assets (Continued)

        At December 31, 2011 time deposits with a carrying amount of TEUR 587 (December 31, 2010: TEUR 553) are subject to secure a bank loan and finance lease liabilities (see note 6).

        Novaled's exposure to credit and currency risk related to other financial assets is disclosed in note 6.

22. Other non-financial assets

        The following table shows details of the other non-financial assets:

in TEUR	December 31, 2010	December 31, 2011
Receivables for publicly funded research and development projects	841	739
Advances paid for intangible assets	705	883
Cost of anticipated equity transaction (IPO 2012)	—	243
Receivables due from tax authorities	32	89
Other	18	60

Total	1,596	2,014

Non-current	—	14
Current	1,596	2,000

Total	1,596	2,014

23. Cash and cash equivalents

        The following table shows the cash and cash equivalent balances:

in TEUR	December 31, 2010	December 31, 2011
Checks, cash in hand, credit bank balances and funds due at any time less than 3 months	3,468	5,024

        Novaled's exposure to credit and currency risk related to cash and cash equivalents is disclosed in note 6.

24. Equity

Share capital

        The following table shows the share capital, the authorized share capital and the conditional share capital:

in TEUR	December 31, 2010	December 31, 2011
Share capital — fully paid	5,926	6,099
Authorized share capital	25	123
Conditional share capital	527	550

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Equity (Continued)

        As of December 31, 2011 the share capital of Novaled is divided into:

  •
  725,047 registered no-par value ordinary shares

  •
  1,459,500 registered no-par value Series A preference shares (Series A)

  •
  2,606,100 registered no-par value Series B preference shares (Series B)

  •
  1,308,405 registered no-par value Series C preference shares (Series C)

        with an arithmetic share in share capital of EUR 1.00 each.

        The following table shows the number of shares issued and fully paid:

in thousands of shares	Ordinary shares	Series A	Series B	Series C
On issue at January 1, 2009	26	70	124	—
Issued for cash	—	—	—	31

On issue at December 31, 2009	26	70	124	31

On issue at January 1, 2010	26	70	124	31
Issued for cash	—	—	—	31
Issued by converting capital reserve	526	1,390	2,482	1,246

On issue at December 31, 2010	552	1,460	2,606	1,308

On issue at January 1, 2011	552	1,460	2,606	1,308
Issued for cash	173	—	—	—

On issue at December 31, 2011	725	1,460	2,606	1,308

        All shares participate in Novaled's residual assets whereas in case of a liquidation of Novaled (liquidation preference):

  •
  Series C preference shares are preferred to Series B preference shares; and

  •
  Series B preference shares are preferred to Series A preference shares; and

  •
  Series A preference shares are preferred to ordinary shares.

        The preferred amount includes the paid issuing price and the amount of a dividend declared but not paid. The holders of the shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at general meetings of the Novaled.

Issuance of shares

        In 2011 the share capital increased out of authorized capital in two steps of TEUR 47 (ordinary shares) and TEUR 126 (ordinary shares) to TEUR 6,099 (resolutions dated May 10 and September 7, 2011). The capital reserve increased by TEUR 851 as a result of the issuances of shares.

        The share capital increase in 2010 of TEUR 31 to TEUR 282 using authorized capital (resolution dated January 7, 2009), pursuant to the management board resolution dated December 11, 2009

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Equity (Continued)

and approved by the supervisory board on December 11, 14, 21 and 22, 2009, had not been completed or filed in the commercial register as of December 31, 2009. For this reason, the contributions of TEUR 24 (share capital increase) and TEUR 796 (contributions to the capital reserve) and increased share capital and capital reserve in 2010. In 2010 the increase (of Series C preference shares) was completed with the payment of TEUR 7 (share capital increase) and TEUR 3,423 (payment to the capital reserve).

Capital increase out of capital reserves

        In 2010 the share capital of Novaled was increased by TEUR 5,644 from TEUR 282 to TEUR 5,926 by converting a part of the capital reserves disclosed in the balance sheet of December 31, 2009. The capital increase was performed by issuing 5,644,100 new registered no-par value shares, dated June 23, 2010. The new shares were available to shareholders at a ratio of 20:1. For each share of each class (ordinary shares or preference shares of various categories), the shareholders received additional 20 new shares of the respective class.

        According to German company law regulations, the amount of the capital reserves in accordance with art. 272 par. 2 no. 1 through 3 German Commercial Code (HGB) is restricted and is not available for distribution to the shareholders.

Authorized capital

        Our articles of association reflect three shareholders' resolutions creating authorized capital, which can be summarized as follows (the numbers are shown as adjusted by the supervisory board following previous partial uses of such authorized capital).

        As of December 31, 2010 the authorized capital amounts to TEUR 25 (authorized capital 3).

        Prior to January 1, 2009 authorized capital 2 and 3 amounted to TEUR 8. By virtue of a resolution of the annual general meeting of January 7, 2009, the management board is authorized, with the approval of the supervisory board, to increase share capital once or several times in return for a cash contribution, excluding the subscription rights of the shareholders, by up to TEUR 31 in total up until June 30, 2010 (authorized capital 4). The authorized capital 4 was fully utilized in 2010.

        By virtue of a resolution of the annual general meeting of April 26, 2007, the management board is authorized, with the approval of the supervisory board, to increase share capital once or several times in return for a cash contribution, excluding the subscription rights of the shareholders, by up to TEUR 1 in total up until March 31, 2012 (authorized capital 3). By resolution of the annual general meeting on June 23, 2010, authorized capital was raised at a ratio of 20:1 by TEUR 24 to TEUR 25.

        By a resolution of the annual general meeting as of May 10, 2011, the management board is further authorized to increase the share capital, with the consent of the supervisory board, on one or more occasions until May 10, 2016 by an aggregate amount of up to TEUR 72 by issuing up to 71,779 new no par-value ordinary registered shares against contributions in cash to strategic investors, but not to existing shareholders (authorized capital 5). The shareholders' subscription rights are excluded. The management board is authorized, with the consent of the supervisory

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Equity (Continued)

board, to decide on the further details of the capital increase and the conditions of the issuance of the new shares.

        Finally, the management board is authorized, by a resolution of the annual general meeting as of September 7, 2011, to increase our share capital, with the consent of the supervisory board, on one or more occasions until December 31, 2012 by an aggregate amount of up to TEUR 26 by issuing up to 25,900 new no par-value ordinary registered shares against contributions in cash to Dr. Jan Blochwitz-Nimoth, Dr. Martin Pfeiffer, Jörg Amelung and Professor Dr. Josef Salbeck. The shareholders' subscription rights are excluded (authorized capital 6). The management board is authorized, with the consent of the supervisory board, to decide on the further details of the capital increase and the conditions of the issuance of the new shares. At the same meeting it was resolved to delete authorized capital 2 amounting to TEUR 7.

        As of December 31, 2011 the authorized capital amounts to TEUR 123 (authorized capital 3, 5 and 6).

Conditional capital

        Our articles of association reflect shareholders' resolutions creating three different conditional capitals which can be summarized as follows:

        As of December 31, 2010 the conditional capital amounts to TEUR 527.

        By resolution of the annual general meeting of April 12, 2006, the management board was authorized, with the approval of the supervisory board, to issue up to 16,340 options to subscribe to up to 16,340 registered no-par value ordinary shares of Novaled by December 31, 2010 (conditional capital TEUR 16). By resolution of the annual general meeting on June 23, 2010, contingent capital was raised at a ratio of 20:1 by TEUR 327 to TEUR 343.

        The annual general meeting of April 26, 2007 passed a resolution to further increase the share capital by up to TEUR 4 (contingent capital). The conditional capital increase is for the sole purpose of satisfying 4,110 options granted by authorization of the annual general meeting between April 26, 2007 and December 31, 2010 to subscribe to up to 4,110 registered no-par value ordinary shares of Novaled. By resolution of the annual general meeting on June 23, 2010, contingent capital was raised at a ratio of 20:1 by TEUR 82 to TEUR 86.

        By resolution of the annual general meeting of May 7, 2009, the supervisory board was authorized until December 31, 2013 to issue up to 4,655 subscription rights for up to 4,655 registered no-par value ordinary shares of the Company (conditional capital TEUR 5). The new shares are to be issued to members of the management board. By resolution of the annual general meeting on June 23, 2010, conditional capital was raised at a ratio of 20:1 by TEUR 93 to TEUR 98. By resolution of the annual general meeting on May 10, 2011, contingent capital was additionally raised by TEUR 23 at a ratio of 20:1 to TEUR 121.

        As of December 31, 2011 the conditional capital amounts to TEUR 550.

        The conditional capital increase can only be utilized to the extent that holders of the options exercise their rights to subscribe to ordinary shares Novaled.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Equity (Continued)

Retained earnings

        Retained earnings comprise the results generated in the past and not distributed. Additionally, retained earnings include transaction costs arising from issuing own share capital of TEUR (21) considering deferred taxes of TEUR 46 related to these transaction costs in 2011, 2010 and 2009 (costs arising from issuing own share capital recognized in 2010: TEUR 56). For the deferred tax effect we refer to note 18.

        Furthermore retained earnings contain the profit of the current financial year of TEUR 3,593 (2010: loss of TEUR 2,311).

Dividend restriction

        Under German GAAP "Handelsgesetz" internally generated intangible assets as of December 31, 2011 amounting to TEUR 6 (December 31, 2010: TEUR 29) are recognized in the statement of financial position. These assets do not meet the capitalization criteria under IFRS. As a result, profits are only to be distributed if the reserves freely available after the distribution plus a profit carryforward and less a loss carryforward at least correspond to the total amount recorded less deferred tax liabilities created for this purpose.

25. Earnings per share

        Earnings per share represent the earnings attributable to shareholders divided by the weighted average number of shares outstanding.

Basic earnings per share	2009	2010	2011
Earnings attributable to shareholders in TEUR	(1,295)	(2,311)	3,593
Weighted average of outstanding shares	5,271,424	5,915,977	5,971,412

Earnings per share in EUR	(0.25)	(0.39)	0.60

Diluted earnings per share	2009	2010	2011
Earnings attributable to shareholders in TEUR	(1,295)	(2,311)	3,593
Weighted average of outstanding shares	5,271,424	5,915,977	5,980,968

Earnings per share in EUR	(0.25)	(0.39)	0.60

        For the financial years 2010 and 2009, the calculation of the diluted earnings per share is equal to the basic earnings per share, as there were losses generated in both periods and potentially dilutive securities are anti-dilutive. In prior years and until 31 December 2011 a total of 130,140 share options have been issued. Attached to 117,540 of such share options issued are certain performance conditions that are not fulfilled as of December 31, 2011. Accordingly these share options have not been included in the calculation of diluted earnings per share for the financial year 2011. Further 12,600 share options with no performance conditions attached were included in the diluted earnings per share calculation. Further 30,495 warrants were issued in 2011. However, the conditions of the warrants do not result in a dilutive impact in 2011. No further issuances of potentially dilutive securities occurred.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25. Earnings per share (Continued)

        The capital increase out of capital reserves (see note 24) has been included in the calculation of the earnings per share. The figures as of December 31, 2009 have been adjusted accordingly.

26. Share-based payments

        At December 31, 2011 Novaled has the following share-based payment arrangements:

        On December 3, 2003, July 10, 2006, May 1, 2009 and December 1, 2010 Novaled established individual and equity settled share option grants and share option rights that entitle founders, supervisory board members, shareholders and external individuals to purchase shares in the Company. By resolutions of annual shareholder meetings on April 12, 2006, April 26, 2007, May 7, 2009 and May 10, 2011 Novaled established the prerequisites for the share option programs and grants (equity-settled) that entitle employees and management of Novaled to purchase shares in the Company (these programs are called ESOPs and MSOPs). In accordance with these individual share option grants, share option rights and option programs the exercise prices range from EUR 1.00 to EUR 3.33 to EUR 70.00.

        The terms and conditions relating to the grants of the share option program are as follows; all options are to be settled by physical delivery of shares:

Share option program	Grant date/ employees entitled	Number of options	Vesting conditions	Contractual life of options
FOP 2003	Option grant to founders in December 2003	6,000	Exercisable not before January 1, 2004	December 31, 2012
COP 2006	Option grant to shareholder in July 2006	900	Exercisable not before January 1, 2004	December 31, 2012
SuBO 2009	Option grant to supervisory board member in May 2009	600	No conditions	May 1, 2010
SuBO 2010	Option grant to supervisory board member in December 2010	12,600	No conditions	December 1, 2011
ESOP MSOP 2006	Option grant to key management and employees in June 2006	9,087	3 years' service considering resignation condition	June 30, 2016 or forfeited at resignation within 3 years after grant date
ESOP MSOP 2007	Option grant to key management and employees in July 2007	10,386	2 years' service	June 30, 2016 or forfeited at resignation within 2 years after grant date
ESOP 2010 MSOP 2007	Option grant to key management and employees in December 2010	90,531	2 years' service	June 30, 2016 or forfeited at resignation within 2 years after grant date

Total share options		130,104

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

26. Share-based payments (Continued)

        The share options under the programs (except SuBo 2009 and 2010) are only exercisable after the vesting period if one of the following conditions is met: IPO, sale of more than 50 percent of shares issued or merger with another company. However, after the vesting period management and key personnel do not need to be employed by Novaled in order to exercise their share options.

        Accelerated vesting occurs — except for SuBo 2009 and 2010 options — if one of the following conditions is met prior to termination of the respective vesting periods: IPO, sale of more than 50 percent of shares issued or merger with another company.

        The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price 2009	Number of options 2009	Weighted average exercise price 2010	Number of options 2010	Weighted average exercise price 2011	Number of options 2011
Outstanding at January 1	EUR 1.00	26,214	EUR 2.55	26,750	EUR 1.23	129,281
Forfeited during the period	EUR 1.00	64	EUR 70.00	600	—	—
Exercised during the period	—	—	—	—	EUR 1.00	6,000
Granted during the period	EUR 70.00	600	EUR 1.28	103,131	—	—
Outstanding at December 31	EUR 2.55	26,750	EUR 1.23	129,281	EUR 1.24	123,281

Exercisable at December 31	—	—	EUR 3.33	12,600	EUR 3.33	12,600

        For the 6,000 share options exercised during the period, the weighted average share price at the date of exercise was EUR 13.80. The capital increase of TEUR 126 in connection to the exercise of 6,000 share options was entered into the commercial register on December 28, 2011. Because of the share split resolved at the general meeting on June 23, 2010 the 6,000 share options granted in 2003 translate into 126,000 shares at the exercise date in 2011.

        The options outstanding at December 31, 2011 have a weighted average exercise price of EUR 1.24 (December 31, 2010: EUR 1.23; December 31, 2009: EUR 2.55) and a weighted average contractual life of 4.5 years (December 31, 2010: 5.5 years; December 31, 2009: 6.5 years).

        The grant date fair value was measured based on the Black-Scholes formula or a Monte Carlo simulation depending on the conditions of the share option program. The expected volatility of Novaled's share price at the grant date of the share options is estimated by the weighted average historic volatility of daily share prices of peer group companies. The length of the time series of share prices of the peer group companies used is set equal to the length of the available price

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

26. Share-based payments (Continued)

history or the lifetime of the share options to be valued, whichever is shorter. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

Fair value of share options and assumptions	FOP 2003	MSOP 2006	ESOP 2006 COP 2006	MSOP 2007
Fair value of share options at grant date	EUR 1.74	EUR 111.54	EUR 113.57	EUR 277.70
Share price at grant date	EUR 2.29	EUR 111.18	EUR 111.38	EUR 271.84
Exercise price	EUR 1.00	EUR 1.00	EUR 1.00	EUR 1.00
Expected volatility (weighted average volatility)	67.7%	62.0%	61.9%	59.9%
Option life (expected weighted average life)	6.1 years	6.9 years	6.8 years	6.3 years
Expected dividends	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate (based on government bonds)	4.1%	3.9%	4.0%	4.2%

Fair value of share options and assumptions	ESOP 2007	SuBo 2009	SuBo 2010	MSOP 2007 ESOP 2010
Fair value of share options at grant date	EUR 283.26	EUR 105.41	EUR 8.60	EUR 11.37
Share price at grant date	EUR 283.27	EUR 170.73	EUR 11.91	EUR 12.16
Exercise price	EUR 1.00	EUR 70.00	EUR 3.33	EUR 1.00
Expected volatility (weighted average volatility)	59.1%	73.2%	41.0%	49.1%
Option life (expected weighted average life)	6.2 years	1.0 years	1.0 years	4.5 years
Expected dividends	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate (based on government bonds)	4.6%	1.0%	0.7%	2.0%

        The share price at grant date was derived as follows. A revenue multiplier based on the average revenue multiplier of a defined peer group was calculated at the grant date of the share options. A scaling factor was used to calibrate Novaled's equity fair value.

        Employment expenses arising from share-based payment are as follows:

in TEUR	2009	2010	2011
Share options granted in 2006	163	—	—
Share options granted in 2007	599	—	—
Share options granted in 2010	—	20	514

Total expense recognized as employee costs	762	20	514

        Share options granted to non-employees are presented in the expenses by function in profit or loss which reflects the services received. In 2011 share option expenses of TEUR 17 (2010: TEUR 125; 2009: TEUR 17) were recognized.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27. Loans and borrowings

        This note provides information about the contractual terms of Novaled's interest-bearing loans and borrowings, which are measured at amortized cost. For more information about Novaled's exposure to liquidity risk and interest rate see note 6.

        Details of current and non-current financial liabilities can be seen in the following table:

in TEUR	December 31, 2010	December 31, 2011
Non-current liabilities
Bank loan	227	151
Silent partnership	743	1,099
Finance leases liabilities	314	383

Total	1,284	1,633

Current liabilities
Bank loan	76	76
Silent partnership	15	15
Finance leases liabilities	291	525

Total	382	616

        Terms and conditions of outstanding loans and borrowings were as follows:

			December 31, 2010		December 31, 2011
in TEUR	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
Bank Loan	Euribor + approx. 1.5%	2014	303	303	227	227
Silent partnership	8% + 6% performance-related payments	2014	750	758	750	1,114
Finance leases liabilities	2.9%–11.6%	2011–2014	684	605	1,025	908

Total			1,737	1,666	2,002	2,249

        All loans and borrowings are denominated in euro. The bank loan is secured by Novaled's cash deposit balances (see note 6).

Finance lease liabilities

        Finance lease liabilities are payable as follows:

in TEUR	Total	1 year or less	1–5 years	More than 5 years
Minimum lease payments	684	332	352	—
Interest portion included in payments	79	41	38	—

Present value December 31, 2010	605	291	314	—

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27. Loans and borrowings (Continued)

in TEUR	Total	1 year or less	1–5 years	More than 5 years
Minimum lease payments	977	575	402	—
Interest portion included in payments	69	50	19	—

Present value December 31, 2011	908	525	383	—

        Novaled leases plant and machinery under finance leases. With the exception of one lease arrangement Novaled becomes owner of the leased asset as of maturity date of the leasing period (lease purchase contracts). Novaled is the writer of a purchase option of the leased asset in the other arrangement.

        During 2011 Novaled entered into new lease arrangements and recognized liabilities at a total amount of TEUR 683 (2010: TEUR 0) (see note 17).

28. Deferred income

        Details of deferred income can be seen in the following table:

in TEUR	December 31, 2010	December 31, 2011
Deferred income	28	1

Total	28	1

        Deferred income consists of prepayments made by our customers for research and development services.

29. Provisions

        Details of current and non-current provisions can be seen in the following table:

in TEUR	Incidentals allowance	Archival storage	Total
Balance at January 1, 2011	22	16	38
Provision made during the period	—	2	2
Provision used during the period	(22)	(2)	(24)

Balance at December 31, 2011	—	16	16

Non-current	—	14	14
Current	—	2	2

Total	—	16	16

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29. Provisions (Continued)

Incidentals allowance

        Provisions for incidental allowance reflect the expected additional payment for incidental expenses relating to the leased premises of Novaled.

Archiving expenses

        Provision for archiving expenses relates to legal requirements for archiving business records. The provision includes estimated costs for rent and personnel expenses.

        The provisions are payable as follows:

in TEUR	Total	1 year or less	1–5 years	More than 5 years
Archival storage	16	2	6	8

Total December 31, 2011	16	2	6	8

30. Trade payables

        The following table shows the trade payable balances:

in TEUR	December 31, 2010	December 31, 2011
Trade payables	776	1,605

Total	776	1,605

        Novaled's exposure to currency and liquidity risk related to trade payables is disclosed in note 6.

31. Other financial liabilities

        The following table shows details of the other financial liabilities:

in TEUR	December 31, 2010	December 31, 2011
Payables due to personnel	436	676
Invoices not yet received	333	361
Other	41	57

Total	810	1,094

        Other financial liabilities comprise mainly payables due to employees for outstanding bonus or holidays and outstanding purchase invoices from suppliers.

        Novaled's exposure to liquidity risk related to other financial liabilities is disclosed in note 6.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32. Other non-financial liabilities

        Other non-financial liabilities comprise mainly of accruals for received government grants and employee related liabilities for income taxes and social security contributions still to be paid.

in TEUR	December 31, 2010	December 31, 2011
Value added tax	1	219
Employee related tax & social security	62	81
Accruals	79	—

Total	142	300

Current	142	300

Total	142	300

33. Operating lease

        Non-cancellable operating lease rentals are payable as follows:

in TEUR	December 31, 2010	December 31, 2011
1 year or less	340	191
1–5 years	392	36
More than 5 years	—	—

Total minimum lease payments from operating leases	732	227

        Novaled leases office facilities, company cars, information technology and a machine under operating leases. During the year an amount of TEUR 386 was recognized as an expense in profit or loss in respect of operating leases (2010: TEUR 345; 2009: TEUR 288).

34. Related parties

Shareholders

        Novaled has no ultimate controlling party as no shareholder holds more than half of the voting rights in Novaled or, on the basis of the constitutional conditions or contractual agreement, has the

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34. Related parties (Continued)

possibility to direct the financial and business policies of the management of Novaled. Currently 24 shareholders own 100 percent in Novaled.

Shareholder	December 31, 2009	December 31, 2010	December 31, 2011
Zweite TechnoStart Ventures Fonds GmbH & Co. KG	19.0%	18.2%	16.0%
Samsung Venture Investment Corporation	—	—	9.9%
BFH Beteiligungsholding GmbH	9.7%	10.0%	9.8%
TechFund Capital Europe FCPR, Paris, France	10.0%	9.7%	9.4%
eCapital Technologies Fonds II GmbH & Co. KG	4.6%	7.0%	6.9%
Kreditanstalt für Wiederaufbau (KfW)	5.6%	5.6%	4.7%
eCapital III Cleantech Fonds GmbH & Co. KG	2.2%	4.1%	4.0%
FCPR Crédit Lyonnais Venture 1	4.6%	4.1%	4.0%
FCPR Crédit Lyonnais Innovation 6	4.5%	4.0%	3.9%
FCPR Crédit Lyonnais Innovation 5	4.1%	3.6%	3.5%
FCPI 123 MultiNova	3.5%	3.4%	3.3%
Science et Innovation 2 FCPI	3.7%	3.3%	3.2%
Poste Innovation 4 FCPI	3.6%	3.2%	3.1%
Dresden Fonds AG, Dresden	5.5%	4.9%	2.8%
Prof. Dr. Karl Leo, Dresden	4.7%	4.2%	—
Other shareholders	14.7%	14.7%	15.5%

Total	100.0%	100.0%	100.0%

        Novaled has, from time to time, entered into agreements with shareholders and affiliates. Principal transactions entered into since 2009 are described below.

        In 2011 Samsung Venture Investment Corporation, South Korea, invested an aggregate amount of approximately TEUR 8,550 in Novaled's shares. Samsung Mobile Display Co. Ltd., South Korea, and Samsung Semiconductor Europe GmbH, Germany (together "Samsung"), both subsidiaries of Samsung Electronics GmbH, Germany, are major customers of Novaled. All these companies referred to are subsidiaries of Samsung Electronics Co. Ltd., South Korea.

        One of the former shareholders (shareholder until September 2011) is key management personnel in Heliatek GmbH, Dresden.

        Details of transactions with Samsung and Heliatek GmbH, Dresden, are as follows:

		Transaction value
in TEUR	Transaction	2009	2010	2011
Samsung	Sales of materials	—	—	10,182
Heliatek GmbH, Dresden	Sales of materials	7	60	747

Total		7	60	10,256

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34. Related parties (Continued)

	Balance outstanding
in TEUR	December 31, 2010	December 31, 2011
Samsung	—	2,126
Heliatek GmbH, Dresden	—	—

Total	—	2,126

Transaction with key management personnel

Key management personnel compensation

        Executive officers also participate in Novaled's share option program (see note 26). Furthermore all employees are entitled to participate in a share purchase program if they meet certain criteria.

        The compensation of key management personnel comprised of the following:

in TEUR	2009	2010	2011
Management board members
Short-term employee benefits	499	607	729
Post-employment benefits	39	30	40
Share-based payments	312	14	371

Total	850	651	1,140

Supervisory board members
Short-term employee benefits	15	29	24
Share-based payments	—	109	—

Total	15	138	24

        Post-employment benefits are paid as contributions to post-employment life insurance (defined contribution plan).

        Key management personnel:

        A supervisory board member of Novaled controls 2.68 percent of the voting shares of Novaled.

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34. Related parties (Continued)

        The aggregate value of transactions and outstanding balances related to key management personnel were as follows:

		Transaction value
in TEUR Key management personnel	Transaction	2009	2010	2011
Mr. Gildas Sorin, chief executive officer	Travel allowance	1	1	3
Mr. Harry Böhme, chief finance officer	Travel allowance	1	—	—
Mr. Gerd Günther, chief scientific officer (since April 1, 2010)	Travel allowance	—	3	1
Mr. Blochwitz-Nimoth, member of supervisory board (since September 17, 2009) & chief technology officer (until September 16, 2009)	Remuneration as employee	27	113	124
Prof. Dr. Karl Leo member of supervisory board (until September 15, 2009)	Consulting contract	12	6	—
Mr. Erich Spitz, chairman of supervisory board (until May 7, 2009)	Travel allowance	—	—	—

Total		41	123	128

		Balance outstanding
In TEUR Key management personnel	Transaction	December 31, 2010	December 31, 2011
Mr. Gildas Sorin, chief executive officer	Travel allowance	7	8
Mr. Harry Böhme, chief finance officer	Travel allowance	2	2
Mr. Gerd Günther, chief scientific officer (since April 1, 2010)	Travel allowance	3	1
Mr. Blochwitz-Nimoth, member of supervisory board (since September 17, 2009) & chief technology officer (until September 16, 2009)	Remuneration as employee	19	29
Prof. Dr. Karl Leo member of supervisory board (until September 15, 2009)	Consulting contract	—	—
Mr. Erich Spitz, chairman of supervisory board (until May 7, 2009)	Travel allowance	2	2

Total		33	42

NOVALED AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35. Notes to the statement of cash flows

        The cash flow statement provides information on cash flows, separately for cash flows from operating activities, from investing activities and from financing activities. Changes in balance sheet items required in the development of the cash flow statement are not directly derivable from the balance sheet since effects of foreign currency exchange are eliminated. Cash flow from operating activities is indirectly derived based on the earnings before tax. The earnings before tax are adjusted for non-cash expenses and income. Cash flow from operating activities is calculated after accounting for changes in working capital.

        Cash flow from operating activities improved to TEUR 1,979 (2010: TEUR (1,015); 2009: TEUR (2,724)). This mainly resulted from a decrease in the working capital.

        Cash flow from investing activities amounted to TEUR (1,112) (2010: TEUR (783); 2009: TEUR 24) and is affected in particular by payments for tangible intangible assets.

        The cash flow from financing activities amounted to TEUR 638 (2010: TEUR 3,005; 2009: TEUR 4,128) and resulted mainly from the proceeds from issue of own shares.

36. Subsequent events

        Neither a subsequent event, which would require adjustments to the financial statements, nor a material non-adjusting event has occurred after December 31, 2011.

NOVALED AG

CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

in TEUR	Notes	December 31, 2011	June 30, 2012	June 30, 2012
				in TUSD
Assets
Non-current assets
Intangible assets		1,871	1,902	2,410
Plant and equipment	(11)	3,536	3,553	4,501
Trade receivables		—	—	—
Other financial assets	(5)	436	334	423
Other non-financial assets		14	7	9
Deferred tax assets	(10)	2,527	1,568	1,987

Total non-current assets		8,384	7,364	9,330

Current assets
Inventory	(12)	1,569	2,225	2,819
Trade receivables	(4), (18)	3,313	9,499	12,036
Other financial assets	(5)	208	178	226
Other non-financial assets	(9)	2,000	2,336	2,960
Current tax asset		4	—	—
Cash and cash equivalents		5,024	3,561	4,512

Total current assets		12,118	17,799	22,553

TOTAL ASSETS		20,502	25,163	31,883

Equity and liabilities
Equity
Share capital	(13)	6,099	6,142	7,782
Capital reserves		28,104	11,722	14,851
Retained earnings		(19,061)	605	767

Total Equity		15,142	18,469	23,400

Non-current liabilities
Loans and borrowings	(15)	1,633	1,448	1,835
Provisions		14	14	18

Total non-current liabilities		1,647	1,462	1,853

Current liabilities
Loans and borrowings	(15)	616	542	687
Trade payables	(16)	1,605	3,358	4,255
Other financial liabilities	(17)	1,094	1,143	1,448
Other non-financial liabilities		300	92	117
Deferred income		1	—	—
Provisions		2	2	3
Current tax liabilities		95	95	120

Total current liabilities		3,713	5,232	6,630

Total liabilities		5,360	6,694	8,483

TOTAL EQUITY AND LIABILITIES		20,502	25,163	31,883

 NOVALED AG

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

in TEUR	Notes	Three months ended June 30, 2011	Three months ended June 30, 2012	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2012
				in TUSD			in TUSD
Revenue	(6), (18)	4,050	12,221	15,483	6,353	17,603	22,302
Cost of Sales	(7)	(1,782)	(2,130)	(2,699)	(3,020)	(3,832)	(4,855)

Gross profit		2,268	10,091	12,784	3,333	13,771	17,447

Sales and marketing expenses	(6)	(385)	(522)	(661)	(650)	(1,138)	(1,442)
Administrative expenses	(9)	(833)	(2,580)	(3,269)	(1,685)	(4,756)	(6,026)
Research and development expenses	(7)	(515)	(1,756)	(2,225)	(1,041)	(3,474)	(4,401)
Other income		49	226	286	76	277	351
Other expenses	(8)	(71)	(205)	(260)	(128)	(420)	(532)

Results from operating activities		513	5,254	6,655	(95)	4,260	5,397

Finance income		10	5	6	14	8	10
Finance costs		(30)	(38)	(48)	(61)	(79)	(100)

Net finance costs		(20)	(33)	(42)	(47)	(71)	(90)

Profit or loss before tax		493	5,221	6,613	(142)	4,189	5,307

Tax income/(expense)	(10)	(1)	(2,096)	(2,656)	(3)	(1,754)	(2,222)

Profit and total comprehensive income		492	3,125	3,957	(145)	2,435	3,085

Earnings per share (undiluted) in Euro		0.08	0.51	0.65	(0.02)	0.40	0.51
Earnings per share (diluted) in Euro		0.08	0.51	0.65	(0.02)	0.40	0.51

 NOVALED AG

CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

in TEUR	Note	Share capital	Capital reserve	Retained earnings	Total
Balance at January 1, 2011		5,926	26,722	(22,675)	9,973

Profit and total comprehensive income for the period		—	—	(145)	(145)
Issue of ordinary shares for cash		—	—	—	—
Costs of issuing own shares		—	—	(14)	(14)
Recognition of share-based payments		—	266	—	266

Balance at June 30, 2011		5,926	26,988	(22,834)	10,080

Balance at January 1, 2012		6,099	28,104	(19,061)	15,142

Profit and total comprehensive income for the period		—	—	2,435	2,435
Issue of ordinary shares for cash	(13)	43	587	—	630
Costs in issuing own shares		—	—	—	—
Recognition of share-based payments	(14)	—	262	—	262
Transfer from capital reserves	(13)	—	(17,231)	17,231	—

Balance at June 30, 2012		6,142	11,722	605	18,469

Balance at June 30, 2012 in TUSD		7,782	14,851	767	23,400

 NOVALED AG

CONDENSED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)

		For the six months ended
in TEUR	Note	June 30, 2011	June 30, 2012	June 30, 2012
				in TUSD
Cash flows from operating activities
Profit/(loss) for the period		(145)	2,435	3,085
Adjustments for:
Net finance costs recognized in profit or loss		47	71	90
Loss on disposal of plant and equipment		12	—	—
Depreciation and amortization of non-current assets		438	572	725
Net foreign exchange (gain)/loss		9	29	37
Equity-settled share-based payment transactions	(14)	266	262	332
Income tax (income)	(10)	—	1,754	2,222
Movements in working capital:
(Increase)/decrease in trade receivables		(865)	(7,045)	(8,926)
(Increase)/decrease in inventories	(12)	24	(656)	(831)
(Increase)/decrease in other assets		(1,470)	(307)	(389)
Increase/(decrease) in trade payables	(16)	641	1,635	2,071
Increase/(decrease) in provisions		(22)	—	—
Increase/(decrease) in other liabilities	(17)	1,007	(177)	(224)

Cash provided by/(used in) operations		(58)	(1,427)	(1,808)

Interest received		9	12	15
Interest paid		(57)	(62)	(79)
Income taxes (paid)/received		—	4	5

Net cash provided by/(used in) operating activities		(106)	(1,473)	(1,867)

Cash flows from investing activities
Payments for plant and equipment	(11)	(468)	(436)	(552)
Payments for intangible assets		(132)	(66)	(84)
Proceeds from investment in time deposits		38	113	143

Net cash used in investing activities		(562)	(389)	(493)

Cash flows from financing activities
Proceeds from issue of own shares	(13)	—	630	798
Costs in issuing own shares	(13)	(5)	(1)	(1)
Repayment of loans and borrowings	(15)	(187)	(263)	(333)

Net cash provided by financing activities		(192)	366	464

Net increase in cash and cash equivalents		(860)	(1,496)	(1,896)

Cash and cash equivalents at the beginning of the period		3,468	5,024	6,365
Effects of exchange rate changes on the balance of cash held in foreign currencies		6	33	43

Cash and cash equivalents at the end of the period		2,614	3,561	4,512

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

1. Reporting entity

        Novaled AG (Novaled) is a company domiciled in Germany. The condensed interim financial statements of Novaled as at and for the three and six months ended June 30, 2012 comprise the Company. Novaled has neither subsidiaries nor interests in associates or jointly controlled entities. Novaled's business purpose is to perform research and development work in the field of applied optoelectronics, in particular to develop technologies for small molecule organic light emitting diodes (OLEDs). Based on these activities, Novaled sells materials used in the display and lighting industries, transfers expertise to customers and generates revenues from industrial contractual research.

2. Basis of preparation

Statement of compliance

        These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. These condensed interim financial statements should be read in conjunction with Novaled's annual financial statements as at December 31, 2011.

        The condensed interim financial statements were authorized for issuance by the management board on September 17, 2012.

Use of estimates and adjustments

        The preparation of condensed interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

        With the exception of certain additional assumptions in respect of the expected effective income tax applying to income in 2012 described in Note 10, the significant judgments made by management and the key sources of estimation uncertainty in preparing these condensed interim financial statements and in applying Novaled's accounting policies were the same as those that applied to the financial statements as at and for the year ended December 31, 2011.

Currency

        These condensed interim financial statements are presented in euro, which is Novaled's functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated TEUR).

3. Significant accounting policies

        The accounting policies applied by Novaled in these condensed interim financial statements are the same as those applied by Novaled in its financial statements as at and for the year ended December 31, 2011, with the exception of the allocation of research and development costs as described in Note 7 and of new amendments to standards and new or amended interpretations applied for the first time as described below.

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

3. Significant accounting policies (Continued)

New standards and interpretations applied for the first time

        The following amendments to standards and new or amended interpretations are effective for periods ending on or before June 30, 2012, and have been applied in preparing these condensed interim financial statements.

Standard/interpretation	Effective Date(1)
IFRS 7 Amendment disclosures — transfers of financial assets	July 1, 2011
IAS 12 Amendment deferred tax: Recovery of underlying assets	January 1, 2012

(1)
Shall apply for periods beginning on or after the date shown in the effective date column.

        None of these amendments to standards and new or amended interpretations had a significant effect on the condensed interim financial statements of Novaled as of June 30, 2012.

4. Financial risk management

Currency risk

        Novaled has made adjustments to its currency risk hedging policy in response to movements of the US Dollar (USD) exchange rate against the euro. During 2011 Novaled separately hedged almost every single large-volume USD trade receivable by using foreign currency options. Since the first quarter of 2012, Novaled has been hedging USD trade receivables only if the foreign exchange rate exceeds a specified threshold, defined by the management board on a discretionary basis, or if management anticipates a significant risk of a potential loss from changes in foreign exchange rates.

        Other aspects of Novaled's financial risk management objectives and policies are consistent with those disclosed in the financial statements as at and for the year ended December 31, 2011.

        Novaled is exposed to currency risk on sales, purchases, accounts receivable, accounts payable and cash and cash equivalents that are denominated in currencies other than the euro, primarily from transactions denominated in US Dollars (USD) and Japanese Yen (JPY), but also to an immaterial extent with respect to transactions denominated in Swiss Francs (CHF), British Pounds (GBP) and Korean Won (KRW).

        The following table shows significant changes to Novaled's exposure in foreign currency since December 31, 2011.

	December 31, 2011		June 30, 2012
in TEUR	USD	JPY	USD	JPY
Trade receivables	2,279	27	9,278	202
Cash and cash equivalents	803	236	423	73

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

5. Financial instruments

Credit risk

        The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

in TEUR	December 31, 2011	June 30, 2012
Loans and receivables	3,957	10,011
Trade receivables	3,313	9,499
Other financial assets	644	512
Cash and cash equivalents	5,024	3,561

Total	8,981	13,572

        Loans and receivables are shown net of allowances for impairments against receivables made in the three months ended June 30, 2012 totaling TEUR 81. No impairments against loans and receivables were recorded at December 31, 2011 or March 31, 2012. The changes in the aging of trade receivables at the reporting date and at December 31, 2011 were as follows:

in TEUR	December 31, 2011	June 30, 2012
Not past due	2,221	8,509
Past due 1-30 days	642	611
Past due 31-120 days	295	280
Past due 121 days-1 year	155	99

Total	3,313	9,499

        As of June 30, 2012, the receivables past due more than 31 days and more than 121 days are in respect of trade receivables from six different customers in Germany, France, Italy, Taiwan and the USA. Of this outstanding amount, 77 percent had been paid as of August 31, 2012. It is expected that the remaining amounts outstanding will be paid in the third quarter of 2012. None of the amounts overdue are in dispute.

        At June 30, 2012, 88 percent (December 31, 2011: 63 percent) of total trade receivables are payable by subsidiaries of Samsung Electronics Co., Ltd (Samsung), a South Korean corporation. Samsung is currently Novaled's most significant customer and a Novaled shareholder (see also Note 18). Receivables from Samsung are denominated in USD.

        Receivables relating to publicly-funded research and development projects amount to TEUR 226 at June 30, 2012 (December 31, 2011: TEUR 739).

Liquidity risk

        On May 22, 2012 Technologie-Beteiligungs-Gesellschaft mbH, Berlin (tbg) and Novaled entered into an agreement to amend the silent participation agreement between Novaled and tbg. The

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

5. Financial instruments (Continued)

agreement provides for, inter alia, an extraordinary termination right for both parties in the event of the completion of the planned IPO (initial public offering). On termination of the silent participation agreement, Novaled is liable for repayment of tbg's silent participation capital contribution, together with interest, surcharges, and termination payments, within ten banking business days. As at June 30, 2012, the capital contribution, accrued interest and termination payments would amount to TEUR 1,080.

6. Revenue

        The following table presents each significant category of revenue.

in TEUR	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Sales of materials	3,456	4,034	5,375	9,225
Revenue from sale of licenses	—	8,014	—	8,014
Rendering of services (research and development)	552	173	936	364
Other	43	—	43	—

Total	4,050	12,221	6,353	17,603

        Total revenue in the three and six months ended June 30, 2012 increased by TEUR 8,171 to TEUR 12,221 and by TEUR 11,250 to TEUR 17,603, respectively, in comparison with the three and six months ended June 30, 2011. Of this increase, revenues of TEUR 8,014 from the sale of licenses were generated from one transaction with Samsung, resulting from the licensing of certain Novaled technology to Samsung in June 2012. Further details of this transaction are presented in Note 18.

        In the three and six months ended June 30, 2012, approximately 91 percent and 88 percent, respectively, of Novaled's revenue is attributable to sales transactions with Samsung (equivalent figure for the three and six months ended June 30, 2011: 57 percent and 53 percent, respectively), including one significant transaction described in detail in Note 18. The cost of sales and sales and marketing expenses increased in the second quarter of 2012 as a proportion of revenues. This was primarily the result of lower prices applying to sales of materials to Samsung, Novaled's largest customer, from April 1, 2012 (see Note 18).

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

7. Research and development expenses

        The Company receives income from publicly funded research and development projects for research activities. This income was offset against research and development costs in the reporting period as follows:

in TEUR	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Research and development costs	1,120	2,055	2,250	4,067
Income from publicly funded research and development projects	(605)	(299)	(1,209)	(593)

Total	515	1,756	1,041	3,474

        Total research and development costs in the three and six months ended June 30, 2012 increased by TEUR 935 (83 percent) to TEUR 2,055 and by TEUR 1,817 (81 percent) to TEUR 4,067 respectively in comparison with the three and six months ended June 30, 2011. Research and development costs were mainly driven by higher personnel and third party expenses due to an increase in research and development activities. The decrease in income from publicly-funded projects was due to the completion of major projects in 2011 with comparatively high funding rates.

        Commencing January 1, 2012, research and development costs have been allocated to external customer projects (presented in cost of sales) and to internal research and development activities (presented in research and development costs), based on separate tracking and documentation of these types of research and development costs. If Novaled had applied the old allocation formula to the interim period ended June 30, 2012, research and development expenses for the three and six months ended June 30, 2012 would amount to TEUR 372 and TEUR 811 and cost of sales would amount to TEUR 3,421 and TEUR 6,401, respectively.

8. Other expenses

        Other expenses increased by TEUR 134 (from TEUR 71 to TEUR 205) and by TEUR 292 (from TEUR 128 to TEUR 420) in the three and six months ended June 30, 2012, mainly as a result of foreign exchange losses on accounts receivables denominated in USD and to the recording of an

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

8. Other expenses (Continued)

impairment charge of TEUR 81 against receivables in the period. Other expenses comprised the following:

in TEUR	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Expenses from foreign exchange losses	58	71	105	231
Impairment of receivables	—	81	—	81
Derecognition of foreign currency option premium	—	39	—	48
Other	13	14	23	60

Total	71	205	128	420

9. Cost of initial public offering

        At the date of the IPO, costs directly attributable to new shares sold will be deducted from the proceeds from the transaction. Until the effective date of the IPO, these costs are recognized as other non-financial assets. At June 30, 2012 IPO costs recorded as other non-financial assets amounted to TEUR 934 (December 31, 2011: TEUR 243). The decrease in the proportion of costs attributable to the planned sale of new shares in Novaled's IPO resulted in an adjustment of TEUR 193 to the costs recorded as other non-financial assets at March 31, 2012. That change in estimate was recognized in administrative expenses in the three months ended June 30, 2012.

        Further IPO costs were recorded directly as expenses in the three and six months ended June 30, 2012 of TEUR 236 and TEUR 369 respectively (for the three and six months ended June 30, 2011: nil).

        Costs incurred in anticipation of, but not directly attributable to the IPO are recognized as administrative expenses and amount to TEUR 667 and TEUR 1,446 for the three and six months ended June 30, 2012 (for the three and six months ended June 30, 2011: nil) respectively.

10. Taxes

        Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. A weighted average annual income tax rate at 42 percent is expected for the financial year 2012. The effective tax rate for the six months ended June 30, 2012 was 47 percent (for the six months ended June 30, 2011: 0 percent). The higher weighted average annual income tax rate and effective tax rate relates primarily to the recognition of additional foreign tax expense amounting to TEUR 794 during the three months ended June 30, 2012 in respect of the Samsung license fee income (see Note 18). The taxable treatment of this item will finally be determined on preparation of Novaled's annual financial statements. Based on current estimated tax calculations for the financial year, for the purposes of preparing these unaudited condensed interim financial

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

10. Taxes (Continued)

statements this foreign tax expense is assumed to be deductible as business expenses. Depending on the circumstances applying at year end, this item may instead be creditable against German income taxes payments.

        In the first two quarters of 2011, deferred tax assets in excess of matching deferred tax liabilities were not recognized because of recent aggregate tax losses. Deferred tax assets were subsequently recorded at December 31, 2011 following the positive results forecasted and achieved by the Company.

11. Acquisitions of plant and equipment

        During the six months ended June 30, 2012, Novaled acquired plant and equipment with a purchase cost of TEUR 491 (for the six months ended June 30, 2011: TEUR 573).

12. Inventory

        The significant increase in inventory by TEUR 656 to TEUR 2,225 is primarily due to the fact that a large volume purchase of inventories occurred before the reporting date. As a result, finished goods and merchandise increased by TEUR 687 to TEUR 1,884 as of June 30, 2012. The amount of trade payables also increased as a result of these purchases (see Note 16). A significant amount of these materials were sold in July 2012.

13. Equity

Share Capital

        The following table shows the share capital, the authorized share capital and the conditional share capital.

in TEUR	December 31, 2011	June 30, 2012
Share capital — fully paid	6,099	6,142
Authorized share capital	123	110
Conditional share capital	550	550

Issuance of shares

        During the six months ended June 30, 2012, share capital increased by TEUR 43 to TEUR 6,142 with the issuance of new shares with a nominal value of EUR 1 per share in return for cash.

        The capital increase is a result of:

  (i)
  the exercise of 12,600 subscription rights with an exercise price of EUR 3.33 per share registered in the commercial register on January 31, 2012; and

  (ii)
  the exercise by Samsung Venture Investment Corporation and its affiliates (subsidiaries of Samsung) of subscription rights in the amount of 0.5 percent of the registered share capital for an issue price of EUR 1 per share and a payment of EUR 18.21 per share into the capital reserves (see Note 18). The increase in share capital which amounted to EUR 30,558 was registered in the commercial register on June 27, 2012.

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

13. Equity (Continued)

Conversion of Shares

        At the annual general meeting on March 28, 2012, the shareholders' adopted a resolution pursuant to which all of the Company's registered series A preference shares (Vorzugsaktien der Serie A), registered series B preference shares (Vorzugsaktien der Serie B), and registered series C preference shares (Vorzugsaktien der Serie C) shall be converted into ordinary registered shares at a conversion ratio of 1:1. Each of the three classes of preference shares grants its holders' different rights over the liquidation proceeds in the event of a liquidation of Novaled. The conversion is subject to registration of the resolution in the commercial register.

Exercise of warrants, share buybacks and capital increases

        A shareholders' resolution adopted at the annual general meeting on March 28, 2012, led to the approval of the cancellation of certain shares and subsequent share re-issues. These capital measures are part of a package of measures taken in preparation for Novaled's IPO. They were resolved in order to cancel shares against repayment of the original subscription price and to reissue them at the same price in transactions to ensure compliance with the German Stock Corporation Act. These share cancellations and re-issues have not yet been filed and registered with the commercial register. The table below provides details of the approved share capital issues and, subject to filing and registration with the commercial register, the resulting change in total share capital:

Share capital, as registered in the commercial register on June 30, 2012	6,142

Cancellation of shares held by Dr. Blochwitz-Nimoth and Dr. Pfeiffer (a)	(126)
Issuance of new shares to Dr. Blochwitz-Nimoth and Dr. Pfeiffer (b)	135
Cancellation of shares held by Mr. von Selchow (c)	(13)
Issuance of new shares to Mr. von Selchow (d)	13

Adjusted share capital	6,151

(a)
Cancellation of 126,000 shares (EUR 1 nominal value per share) held by Dr. Blochwitz-Nimoth (member of the supervisory board until March 28, 2012) and Dr. Pfeiffer (a Novaled shareholder).

(b)
Issuance of 135,078 shares (EUR 1 nominal value per share) against cash as compensation for personal expenses resulting from the share cancellation.

(c)
Cancellation of 12,600 shares (EUR 1 nominal value per share) held by the chairman of the supervisory board until March 28, 2012.

(d)
Issuance of 12,600 shares (EUR 1 nominal value per share) against cash.

Authorized share capital

        The authorized share capital amounted to TEUR 123 as of December 31, 2011. As of June 30, 2012, the authorized capital decreased by TEUR 13 as a result of the issuance of the new shares

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

13. Equity (Continued)

on January 31, 2012 described above. The authorized capital as of June 30, 2012, amounts to TEUR 110.

        In accordance with a shareholders' resolution adopted at the annual general meeting on March 28, 2012, all previously approved authorized share capital was cancelled and newly authorized share capital amounting to TEUR 3,056 was approved (authorized share capital 2012). The approval of this authorized share capital has not yet been filed and registered with the commercial register. Accordingly the authorized capital remains at TEUR 110 as of June 30, 2012.

Conditional share capital

        As of December 31, 2011, the conditional capital amounted to TEUR 550. On March 28, 2012, by virtue of a resolution of the annual general meeting, the conditional capital was increased by TEUR 2,300. This increase in conditional capital has not yet been filed and registered with the commercial register. Accordingly the conditional capital remains at TEUR 550 as of June 30, 2012.

Authorization for share buyback

        In accordance with a shareholders' resolution adopted at the annual general meeting on March 28, 2012, the management board is authorized with the approval of the supervisory board to buy back up to 10 percent of the shares or ADSs (American Depositary Shares) representing up to 10 percent of the share capital as of March 28, 2012. This authorization to buy back shares extends until March 27, 2017, and is subject to further legal provisions, e.g. that the total amount of its own shares Novaled holds must at no point in time exceed 10 percent of the share capital then registered. The authorization to buy back shares has not yet been filed and registered with the commercial register.

Authorization for issuance of convertible bonds, warrant bonds, profit participation rights, profit participating bonds or a combination thereof

        In accordance with a shareholders' resolution adopted at the annual general meeting on March 28, 2012, the management board is authorized until March 27, 2017, subject to supervisory board approval to issue convertible bonds, warrant bonds profit participation rights, profit participating bonds or a combination thereof up to a nominal amount of TEUR 500,000. These instruments may grant rights to the holders' to convert the instruments into shares representing up to TEUR 2,300 nominal share capital of Novaled, or to subscribe for shares up to that same amount. The instruments can be issued with or without fixed maturities and may bear fixed or variable interest rates. The rights of existing shareholders' of preferential subscription for the instruments can be excluded, but only with respect to convertible bonds and warrant bonds, and only in an amount of up to 10 percent of the then registered share capital of Novaled. The exercise price of the conversion or subscription rights must be at least 80 percent of a defined reference price for one ordinary Novaled share.

        In order to ensure fulfillment of the contingent obligations of Novaled arising from the potential exercise of conversion or subscription rights by the holders' of the respective instruments, the annual general meeting on March 28, 2012, resolved upon the creation of a conditional share

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

13. Equity (Continued)

capital (see above — Conditional share capital). The authorization has not yet been filed and registered with the commercial register.

        The resolutions of the annual general meeting described above are part of a package of measures in preparation for Novaled's IPO, planned for 2012, to finance the future growth of the Company.

Transfer from capital reserves

        In accordance with the supervisory board resolution on 27 April 2012 approving Novaled's statutory financial statements prepared in accordance with German Commercial Code (HGB) for the year ended December 31, 2011, an amount of TEUR 17,231 has been transferred from capital reserves into retained earnings in the three months ended June 30, 2012. The transfer was made in accordance with § 158 par. 4 AktG (German Stock Corporation Act) and serves to eliminate the accumulated deficit in retained earnings reported in Novaled's statutory financial statements.

14. Share-based payments

        In the six months ended June 30, 2012, a total of 12,600 share options were exercised at an exercise price of EUR 3.33. The resulting capital increase of TEUR 13 was registered in the commercial register on January 31, 2012.

        The options outstanding at June 30, 2012 have a weighted average exercise price of EUR 1.00 (December 31, 2011: EUR 1.24) and a weighted average contractual life of 4.0 years (December 31, 2011: 4.5 years).

        The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price Dec. 31, 2011	Number of options Dec. 31, 2011	Weighted average exercise price June 30, 2012	Number of options June 30, 2012
Outstanding at January 1	EUR 1.23	129,281	EUR 1.24	123,281
Exercised during the period	EUR 1.00	6,000	EUR 3.33	12,600
Outstanding	EUR 1.24	123,281	EUR 1.00	110,681

Exercisable	EUR 3.33	12,600	—	—

        The grant date fair value was measured based on the Black-Scholes formula or a Monte Carlo simulation, depending on the conditions of the share option program. The expected volatility of Novaled's share price at the grant date of the share options is estimated by the weighted average historic volatility of the daily share prices of peer group companies. The length of the time series of share prices of the peer group companies is set equal to the length of the available price history or the lifetime of the share options to be valued, whichever is shorter. The inputs used in the

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

14. Share-based payments (Continued)

measurement of the fair values at grant date of the share-based payment plans relevant for the periods presented are as follows:

	ESOP 2006 COP 2006	MSOP 2007 ESOP 2010
Fair value of share options at grant date	EUR 113.57	EUR 11.37
Share price at grant date	EUR 111.38	EUR 12.16
Exercise price	EUR 1.00	EUR 1.00
Expected volatility (weighted average volatility)	61.9%	49.1%
Option life (expected weighted average life)	6.8 years	4.5 years
Expected dividends	0.0%	0.0%
Risk-free interest rate (based on government bonds)	4.0%	2.0%
Fair value model	Monte Carlo-simulation	Monte Carlo-simulation

        The expense recorded in the income statement for share-based remuneration in the period amounted to TEUR 129 for the quarter ended June 30, 2012 (TEUR 262 for the six months ended June 30, 2012; TEUR 131 for the quarter ended June 30 2011 and TEUR 266 for the six months ended June 30, 2011).

15. Loans and borrowings

        The movements on Novaled's interest-bearing loans and borrowings, which are measured at amortized cost, were as follows:

in TEUR	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount
Balance at December 31, 2011				2,002	2,249

Repayments
Bank Loan	EUR	Euribor + approx. 1.5%	2014	(38)	(38)
Finance leases liabilities	EUR	2.9%–11.6%	2012–2014	(236)	(236)
Accrued Liabilities	EUR	—	—	—	15

Balance at June 30, 2012				(1,696)	(1,990)

        Contractual cash outflows of liabilities relate to the repayment of loans and borrowings and finance lease liabilities of TEUR 244 (less than 3 months), TEUR 413 (3 to 12 months) and TEUR 1,559 (1 to 5 years), respectively.

        Other financial commitments relate to operating lease payments and payments of IPO-related fixed underwriter fees totaling TEUR 551 (less than 3 months), TEUR 566 (3 to 12 months) and TEUR 1,637 (1 to 5 years), respectively.

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

16. Trade payables

        Trade payables increased by TEUR 1,753 from TEUR 1,605 to TEUR 3,358, primarily due to purchases made in preparation for a large-volume delivery of materials to a customer shortly after the reporting date (see Note 12), and as a result of costs incurred in preparation for Novaled's planned IPO (see Note 9).

17. Other financial liabilities

        Other financial liabilities increased by TEUR 49 from TEUR 1,094 to TEUR 1,143, primarily the result of the payment of employee bonuses accrued at December 31, 2011 and offsetting accruals in the first two quarters of 2012 for supervisory board compensation, lawyer and auditor fees.

18. Related parties

Related party transactions

        Novaled entered into transactions with Samsung Mobile Display Co. Ltd., South Korea, and Samsung Semiconductor Europe GmbH, Germany (together Samsung) in the period as follows:

	Transaction value for the six months ended		Balance outstanding
(in TEUR) Transaction	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Sales of materials	3,385	7,529	2,126	1,229
Sale of technology license	—	8,014	—	7,149

        On June 27, 2012 Novaled entered into an agreement with Samsung for the sale of certain Novaled technology rights under a fully paid-up, worldwide, non-exclusive, non-refundable and non-transferable license agreement with no further service obligations in return for a one-time payment of TEUR 8,014 (USD 10 million). In addition, the parties agreed that Novaled shall have exclusive supplier rights for certain dopant materials used by Samsung until December 31, 2016, and a minimum purchase agreement for certain specific materials. Under the minimum purchase agreement, Samsung is contractually committed to purchasing specified minimum quantities of dopant material from Novaled at pre-agreed prices in each of the calendar years 2012, 2013, 2014, 2015, and 2016. The pre-agreed prices apply to all sales from April 1, 2012 onwards, and are at lower prices than those charged prior to April 1, 2012. Further step price reductions apply provided that specific quantities of product are sold. The one-time payment for the license agreement is recorded as a receivable in the interim financial statements at June 30, 2012. Payment was received in August 2012.

        The balance outstanding under this transaction is not identical to the transaction value due to withholding tax payable on this amount, to be paid by directly at source by Samsung, and to the effects of movements in currency exchange rates since the transaction date.

NOVALED AG, DRESDEN

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

JUNE 30, 2012

18. Related parties (Continued)

Samsung Capital Increase

        In connection with SVIC's investment in September 2011, Novaled and its shareholders entered into an amendment agreement with SVIC which grants SVIC, inter alia, the right to subscribe additional new shares, or warrant shares, to be issued by Novaled. Because sales to Samsung exceeded EUR 6 million in 2011, in March 2012 Samsung exercised its right to subscribe for the first tranche of warrant shares in the amount of 0.5 percent of the registered share capital (see Note 13).

Members of the Supervisory Board

        The following individuals were members of the Supervisory Board in the period.

  •
  Mr. Thilo von Selchow, chairman (until March 28, 2012)

  •
  Dr.-Ing. Wolfgang Ziebart, chairman (from March 28, 2012)

  •
  Dr. Blochwitz-Nimoth (until March 28, 2012)

  •
  Mr. Ernie Maddock (from March 28, 2012)

  •
  Mr. Michel de Lempdes

  •
  Mr. Jean-Michel Barbier

  •
  Dr. Paul-Josef Patt

  •
  Mr. Michael Mayer

19. Subsequent events

        There have been no subsequent events that would require adjustments to the financial statements or material non-adjusting events between June 30, 2012 and the date of this report.

Novaled AG

             American Depositary Shares
Representing                  Ordinary Shares

Goldman, Sachs & Co.	Deutsche Bank Securities

Canaccord Genuity	COMMERZBANK

Cowen and Company	JMP Securities

        Through and including                           , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Under German law, we may not, as a general matter, indemnify members of our management board and supervisory board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our company. We will indemnify our management board and supervisory board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services.

        We have provided directors' and officers' liability insurance for the members of our management and supervisory board against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

        In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, us, the members of our management board and persons who control our company within the meaning of the Securities Act, against certain liabilities.

Item 7.    Recent Sales of Unregistered Securities

        Our securities that were sold by us within the past three years and not registered under the Securities Act of 1933 are described below. All of the securities described below were offered and issued outside the United States to individuals or entities that to the best of our knowledge were neither citizens nor residents of the United States. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act. No underwriters were involved in the securities issuances described in the following table.

Date of Sale	Securities	Aggregate Offering Price (€)		Purchasers
January 2009	62,305(1) registered series C preference shares(2) (Vorzugsaktien der Serie (C))	8,500,271	(3)	BFH Beteiligungsholding GmbH, CA Innovation 4 FCPI, eCapital Technologies Fonds II GmbH & Co. KG, eCapital III Cleantech Fonds GmbH & Co. KG, FCPI 123 Multinova, FCPI 123 Multinova II, compartiment "Actions," FCPI 123 Multinova II, compartiment "Obligations," FCPI LCL Innovations 2, FCPI LCL Innovations 2007, TechFund Capital Europe FCPR, KfW, Science et Innovation 2 FCPI, TUDAG TU Dresden Aktiengesellschaft, Zweite TechnoStart Ventures Fonds GmbH & Co. KG
November 2010	12,600(4) ordinary registered shares	41,999.58		Thilo von Selchow
September 2011	46,747 ordinary registered shares	898,009.87		Samsung Venture Investment Corporation(5)
September 2011	126,000(6) ordinary registered shares	126,000		Dr. Jan Blochwitz-Nimoth, Dr. Martin Pfeiffer
March 2012(7)	30,558 ordinary registered shares	587,019		Samsung Venture Investment Corporation
March 2012(8)	12,600 ordinary registered shares	41,999.58		Thilo von Selchow
March 2012(8)	135,078 ordinary registered shares	135,078		Dr. Jan Blochwitz-Nimoth, Dr. Martin Pfeiffer
Between January 1, 2009 and December 31, 2011	90,531 stock options			Members of our management board and employees(9)

(1)
This includes two consecutive tranches of 31,154 registered series C preference shares and 31,151 registered series C preference shares. See "Related Party Transactions — Shareholders' Investments 2009/2010."

(2)
For information on the conversion of our preference shares into ordinary registered shares, see "Description of Share Capital — Share Capital."

(3)
The shares of the first and second tranche were issued for a subscription price equaling the nominal value of €1.00 per share plus an additional cash payment into our company's capital reserves. The total payment by the Purchasers to our company was €4,250,340 for the first tranche and €4,249,931 for the second tranche.

(4)
Our general shareholders' meeting on March 28, 2012, resolved to cancel the 12,600 ordinary registered shares issued to Thilo von Selchow. For more information on the issuance and cancellation of these shares, see "Description of Share Capital — Changes in Our Share Capital During the Last Three Fiscal Years."

(5)
In addition, Samsung Venture Investment Corporation acquired 554,480 existing shares consisting of registered series A, series B and series C shares for a purchase price of €13.80 each from certain shareholders. See "Related Party Transactions — Samsung Investment 2011."

(6)
Our general shareholders' meeting on March 28, 2012, resolved to cancel the 126,000 ordinary registered shares issued to Dr. Jan Blochwitz-Nimoth and Dr. Martin Pfeiffer. For more information on the issuance and cancellation of these shares, see "Description of Share Capital — Changes in Our Share Capital During the Last Three Fiscal Years."

(7)
The shares have been issued to Samsung Venture Investment Corporation as a result of its exercise in March 2012 of the Warrant Shares granted to it at the time of its initial investment in our company. The total subscription price of €19.21 per share was agreed in September 2011 in connection with Samsung Venture Investment Corporation's initial investment in our company. See "Related Party Transactions — Samsung Warrants."

(8)
For more information on the planned issuance of these shares, see "Description of Share Capital — Changes in Our Share Capital During the Last Three Fiscal Years."

(9)
We issued these stock options pursuant to our employee and management stock option plans. See "Directors, Senior Management and Employees — Employee and Management Stock Option Plans."

Item 8.    Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of Novaled AG (English translation)
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Sullivan & Cromwell LLP
8.1	*	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters
8.2	*	Opinion of Sullivan & Cromwell LLP as to German tax matters
10.1	†	Basic Agreement on Purchase and Sale, dated October 1, 2009, by and between Samsung Mobile Display, Co., Ltd, and Novaled AG
10.2	†	Master Purchase Agreement, dated November 17, 2011, by and between Novaled AG and LG Display Co., Ltd.
10.3	†	Manufacturing and Supply Agreement, dated April 10, 2006, by and between Novaled AG and Ciba Specialty Chemicals Inc.
10.4	†	Amendment to the Frame Manufacturing and Supply Agreement, dated April 11, 2006, by and between Novaled AG and Ciba Inc.
10.5	†	Side Letter to the Manufacturing and Supply Agreement, dated September 28, 2010, by and between Novaled AG and BASF

Exhibit No.		Description
10.6	†	Definitive Agreement, dated June 25, 2012, by and between Samsung Mobile Display, Co., Ltd. and Novaled AG
23.1		Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
23.2	*	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1, 8.1 and 8.2)
24.1	/*\	Powers of Attorney (set forth on signature page to the first filing of this registration statement on Form F-1)

*
To be filed by amendment.

/*\
Previously filed.

†
Confidential treatment has been requested with respect to portions of exhibit.

Item 9.    Undertakings

        (a)   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned Registrant hereby undertakes that:

            (i)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (ii)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 to its registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dresden, Germany, on September 17, 2012.

NOVALED AG
By:	/s/ GILDAS SORIN Name: Gildas Sorin Title: Chief Executive Officer
By:	/s/ HARRY BÖHME Name: Harry Böhme Title: Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement on Form F-1 has been signed by the following persons in the capacities held as of September 17, 2012.

Signature	Title

/s/ GILDAS SORIN Name: Gildas Sorin	Chief Executive Officer and member of the management board
/s/ HARRY BÖHME Name: Harry Böhme	Chief Financial Officer and member of the management board
/s/ GERD GÜNTHER Name: Gerd Günther	Chief Marketing Officer and member of the management board

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant's duly authorized representative in the United States has signed this Amendment No. 2 to the registration statement on Form F-1 in Newark, Delaware, on September 17, 2012.

By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

 EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of Novaled AG (English translation)
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Sullivan & Cromwell LLP
8.1	*	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters
8.2	*	Opinion of Sullivan & Cromwell LLP as to German tax matters
10.1	†	Basic Agreement on Purchase and Sale, dated October 1, 2009, by and between Samsung Mobile Display, Co., Ltd, and Novaled AG
10.2	†	Master Purchase Agreement, dated November 17, 2011, by and between Novaled AG and LG Display Co., Ltd.
10.3	†	Manufacturing and Supply Agreement, dated April 10, 2006, by and between Novaled AG and Ciba Specialty Chemicals Inc.
10.4	†	Amendment to the Frame Manufacturing and Supply Agreement, dated April 11, 2006, by and between Novaled AG and Ciba Inc.
10.5	†	Side Letter to the Manufacturing and Supply Agreement, dated September 28, 2010, by and between Novaled AG and BASF
10.6	†	Definitive Agreement, dated June 25, 2012, by and between Samsung Mobile Display, Co., Ltd. and Novaled AG
23.1		Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
23.2	*	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1, 8.1 and 8.2)
24.1	/*\	Powers of Attorney (as set forth on signature page to the first filing of this registration statement on Form F-1)

*
To be filed by amendment.

/*\
Previously filed.

†
Confidential treatment has been requested with respect to portions of exhibit.